Use these links to rapidly review the document

YANDEX N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 28, 2011.

Registration no. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

YANDEX N.V.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant's Name into English)

The Netherlands (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Laan Copes van Cattenburch 52
The Hague, the Netherlands, 2585 GB; Tel: +31-70-3454700
(Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Yandex Inc.
299 S. California Ave, Suite 200
Palo Alto, CA 94306, USA; Tel: 1-650-838-0880
(Name, Address, Including ZIP Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Trisha Johnson, Esq. Timothy J. Corbett, Esq. WilmerHale 10 Noble Street London EC2V 7QJ United Kingdom +44 20 7645 2400	Nigel D. J. Wilson, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG United Kingdom +44 20 7418 1300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Class A shares, par value €0.01 per share	$1,000,000,000	$116,100

(1)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)
Includes Class A shares initially offered and sold outside the United States in reliance on Regulation S under the Securities Act of 1933 that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public; these Class A shares are not being registered for the purpose of sales outside the United States. Also includes Class A shares that may be purchased by the underwriters pursuant to an over-allotment option.

(3)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus (Subject to Completion)

Issued April 28, 2011

                   Class A Ordinary Shares

This is an initial public offering of Class A ordinary shares of Yandex N.V., or Yandex. We are offering               Class A shares, and the selling shareholders named in this prospectus are offering               Class A shares. We will not receive any of the proceeds from sales of Class A shares by the selling shareholders. No public market currently exists for our Class A shares. We expect the offer price to be between $               and $               per Class A share.

We have three classes of ordinary shares: Class A shares, Class B shares and Class C shares. Each Class A share is entitled to one vote per share. Each Class B share is entitled to ten votes per share and is convertible at any time into one Class A share and one Class C share. Our Class C shares are issued only to facilitate the conversion of our Class B shares into Class A shares under Dutch law and, for the limited period of time during which they are outstanding, will be voted by the foundation that holds these shares in the same proportion as the votes by holders of our Class A and Class B shares, so as not to influence the outcome of any vote. We anticipate that, upon the closing of this offering, our Class A shares and Class B shares will represent               % and               %, respectively, of the voting power of our outstanding shares.

We have applied for listing of our Class A shares on the NASDAQ Global Market under the symbol "YNDX."

Investing in our Class A shares involves a high degree of risk.
See "Risk Factors" beginning on page 8.

Price $              Per Share

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us	Proceeds to Selling Shareholders
Per Class A Share	$	$	$	$
Total	$	$	$	$

We and the selling shareholders have granted the underwriters the right to purchase up to              additional Class A shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters have agreed to reimburse us for a portion of our expenses in connection with the offering. See "Underwriting."

The underwriters expect to deliver the Class A shares to purchasers on                                         , 2011.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES	GOLDMAN, SACHS & CO.

PIPER JAFFRAY	PACIFIC CREST SECURITIES

                                        , 2011

        You should rely only on the information contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. We, the selling shareholders and the underwriters have not authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling shareholders are offering to sell, and seeking offers to buy, our Class A shares only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of the date of such prospectus, regardless of the time of delivery of such prospectus or of any sale of our Class A shares.

        Until                        , 2011, all dealers that buy, sell or trade our Class A shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before making your investment decision. You should carefully read the entire prospectus, including "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making your investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results stated in or suggested by such forward-looking statements due to a variety of factors, including those set forth in "Risk Factors" and "Forward-Looking Statements."

Our Business

        We are the leading internet company in Russia, operating the most popular search engine and the most visited website. In 2010, we generated 64% of all search traffic in Russia and were the largest Russian internet company by revenue. In March 2011, our yandex.ru website attracted 38.3 million unique visitors. We also operate in Ukraine, Kazakhstan and Belarus. Our mission is to answer any question internet users may have. To that end, we utilize our capabilities in applied mathematics and data analysis and our in-depth knowledge of the languages, cultures and preferences of internet users in our markets to develop advanced search technology and information retrieval services. We also aggregate and organize extensive local, national and international content and offer a broad range of additional services. Our search and many of our services are location-based and are available in versions tailored for mobile and other digital platforms and devices.

        Benefiting from Russia's long-standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company. For over 20 years, our founding team has been developing and optimizing search technology, which has formed the core of our business and helped Yandex become one of the best known brands in Russia. Our users are our first priority, and we are committed to advancing our technology to continuously improve their internet experience.

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide local search results in more than 1,400 cities. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including news, shopping, blogs, images and videos. Our blog search includes feeds from leading blog hosting and social networking sites in Russia, including LiveJournal, Vkontakte and Facebook. We offer convenient access to our search engine through personal computers, mobile phones, tablets, and navigation and other digital devices. We also offer a wide range of specialized search, personalized and location-based services, including Yandex.News, Yandex.Market, Yandex.Mail and Yandex.Maps.

        Our homepage, which attracted 24.7 million unique visitors in March 2011 according to TNS, provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services. Our homepage can easily be customized by users to address their individual interests.

        We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost-effective ads that are relevant to our users' needs, interests and locations. Most of our revenues are derived from text-based advertising, which uses keywords selected by our advertisers to deliver ads based on a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. We derive a smaller portion of our revenues from display advertising, which principally consists of graphical ads that appear on specific webpages. Our ads are clearly marked and separate from our organic search results and from the content of the webpages on which they may also appear. We do not serve intrusive ads, such as "pop-ups," that might detract from our users' experience.

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and ourselves and extend the audience reach of our advertisers. Our Yandex.Direct service, launched in 2001, is an automated, auction-based system for the placement of text-based advertising in Russia that makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. Yandex.Direct is the largest service of its kind in Russia, based on market share of text-based advertising. We served ads for more than 127,000 advertisers in the first quarter of 2011, compared with 92,000 in the first quarter of 2010, 180,000 in the full year 2010 and 131,000 in the full year 2009, including many small and medium-size businesses throughout Russia and the other countries in which we operate.

Competitive Strengths

        We believe that we benefit from the following key strengths:

  •
  we are the internet market leader in Russia by revenue, with the most popular search engine and most visited website

  •
  we are at the forefront of search and information retrieval technology

  •
  we deliver best-in-class user services

  •
  we have a proven track record of monetization

  •
  we attract and nurture world-class talent

Our Strategy

        Our mission is to answer any question internet users may have. We seek to structure and make easily accessible the wealth of content available on the internet, as well as to actively expand the scope and usefulness of that content. To fulfill our mission, we intend to:

  •
  continuously enhance our users' internet experience

  •
  continue to develop services for mobile and other digital platforms and devices

  •
  further leverage our broad base of users, advertisers and ad network partners to drive monetization

  •
  expand our presence in our current markets, while considering selective expansion into additional geographies

  •
  increase the scope, accessibility and usefulness of content on the internet

  •
  maintain a talented workforce and a creative and participatory culture

Our Industry

        The internet is becoming an increasingly significant advertising medium in Russia and the other countries in which we operate. Overall, we believe that our industry presents attractive growth prospects for a number of reasons, including the following:

  •
  the Russian economy is expected to continue to grow faster than more developed economies

  •
  Russian internet penetration significantly lags that observed in more developed countries, and is expected to increase at a faster rate

  •
  mobile internet penetration and smartphone adoption rates are increasing in Russia, and search and location-based services are well-suited for mobile applications

  •
  the Russian advertising market has been growing faster than both the global advertising market and the overall Russian economy, and these trends are expected to continue

  •
  the Russian online advertising market is expected to continue to outpace both the global online advertising market and the overall Russian advertising market

  •
  text-based advertising continued to grow during the economic downturn and is expected to grow strongly in future periods

  •
  e-commerce is growing, with search being a major facilitator of online commerce

Corporate Information

        Our founders began the development of our search technology in 1989, and launched the yandex.ru website in 1997. Our principal Russian operating subsidiary, Yandex LLC, was formed in 2000, as a wholly owned subsidiary of our former Cypriot parent company. In 2007, we undertook a corporate restructuring, as a result of which Yandex N.V. became the parent company of our group. Yandex N.V. is a Dutch public company with limited liability. Its registered office is in The Hague, the Netherlands, and its business office is at Laan Copes van Cattenburch 52, 2585 GB The Hague, the Netherlands. The executive offices of our principal operating subsidiary are located at 16, Leo Tolstoy Street, Moscow 119021, Russian Federation (tel. +7-495-739-7000), and we currently have additional offices in Saint Petersburg, Ekaterinburg, Kazan, Novosibirsk and Rostov-on-Don in Russia, Kiev, Odessa and Simferopol in Ukraine and Palo Alto, California, USA.

THE OFFERING

Class A shares offered:
By Yandex	Class A shares
By selling shareholders	Class A shares
Total	Class A shares
Ordinary shares to be outstanding immediately after this offering:
Class A	shares, representing % of the total voting power of our outstanding shares
Class B	shares, representing % of the total voting power of our outstanding shares
Total	shares
Offering price	$ per Class A share
Listing	We have applied for listing of our Class A shares on the NASDAQ Global Market under the symbol "YNDX."
Over-allotment option	We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase an aggregate of up to an additional Class A shares. See "Underwriting" for more information.
Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes, including investments in technology infrastructure, particularly new servers and data centers. We may also use a portion of the net proceeds for the acquisition of, or investments in, technologies, teams or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or make any such investments. See "Use of Proceeds" for additional information. We will not receive any of the proceeds from the sale of Class A shares by the selling shareholders.
Lock-up	We have agreed with the underwriters on a lock-up of our shares for a period of 180 days after the date of this prospectus. Arkady Volozh, our CEO and one of our founders, has agreed that one-half of the shares he holds immediately following this offering will be subject to a lock-up period of one year following the date of this prospectus, and one-half will be subject to a lock-up period of two years. Ilya Segalovich, our CTO and one of our founders, has agreed that the shares he holds immediately following this offering will be subject to a lock-up period of one year following the date of this prospectus. All other employees and shareholders have agreed to a lock-up period of 180 days following the date of this prospectus. See "Underwriting."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our Class A shares.

        The total number of shares that will be outstanding immediately after this offering includes:

  •
  an aggregate of            Class A and Class B shares outstanding as of                        , 2011;

  •
  Class A shares to be sold by us in this offering; and

  •
  Class A shares to be issued upon the exercise of options in connection with this offering by certain selling shareholders and sold by such shareholders in this offering;

        and excludes:

  •
  shares issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $            per share. These consist of options that may be exercised for an aggregate of either            Class A or Class B shares (depending on whether the option holders elect to sell or hold their shares), and options that may be exercised for an aggregate of            Class A shares only. See "Management—Compensation—Share Options;"

  •
  306,000 Class A shares issuable upon the exercise of options that we will grant on the closing of this offering to employees and non-executive directors at an exercise price per share equal to the offering price;

  •
  Class A shares reserved for future issuance (but not currently outstanding) under our Amended and Restated 2007 Share Option Plan;

  •
  any Class C shares held by the Yandex Conversion Foundation, which will be repurchased by us promptly following the closing of this offering and cancelled at our next general meeting of shareholders. See "Description of Share Capital—Ordinary Shares;" and

  •
  one priority share issued to OJSC Sberbank of Russia ("Sberbank"), approximately 60% of the voting shares of which are held by the Central Bank of the Russian Federation. The holder of the priority share has the following material rights:

  •
  the right to approve the accumulation of beneficial or legal ownership of 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together) if our board of directors were to approve such an accumulation of shares; and

  •
  the right to approve any decision by our board of directors to transfer, directly or indirectly, all or substantially all of our assets to one or more third parties, including the sale of our principal Russian operating subsidiary.

        See "Description of Share Capital—Priority Share."

        Unless otherwise indicated:

  •
  all share numbers in this prospectus give effect to a share reorganization that took place in October 2008, which had the effect of a 28-for-one share split and resulted in the conversion of all our ordinary shares in issue on such date into Class B shares; and

  •
  information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase an aggregate of up to an additional                Class A shares from us and the selling shareholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The summary consolidated statements of income data for the years ended December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The summary consolidated statements of income data for the three months ended March 31, 2010 and 2011 and the summary consolidated balance sheet data as of March 31, 2011 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared using the same accounting principles and on the same basis as the year-end financial statements and include all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

        Russian ruble ("RUR") amounts have been translated into U.S. dollars at a rate of RUR 28.4290 to $1.00, the official exchange rate quoted as of March 31, 2011 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On April 26, 2011, the exchange rate was RUR 27.99 to $1.00.

        You should read the following summary consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. These historical results are not necessarily indicative of the results to be expected for any future period.

	Year ended December 31,				Three months ended March 31,
	2008	2009	2010		2010	2011
	RUR	RUR	RUR	$	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues	7,649	8,729	12,500	439.7	2,355	3,894	137.0
Operating costs and expenses:
Cost of revenues(1)	1,701	2,086	2,585	90.9	539	894	31.4
Product development(1)	1,013	1,619	2,073	72.9	486	723	25.5
Sales, general and administrative(1)	1,250	1,474	1,838	64.7	372	628	22.1
Depreciation and amortization	600	912	1,181	41.5	259	377	13.3

Total operating costs and expenses	4,564	6,091	7,677	270.0	1,656	2,622	92.3
Income from operations	3,085	2,638	4,823	169.7	699	1,272	44.7
Interest income	86	67	156	5.5	28	34	1.2
Other income/(expense), net	208	(23)	24	0.8	(57)	(254)	(8.9)

Net income before income taxes	3,379	2,682	5,003	176.0	670	1,052	37.0
Provision for income taxes	947	672	1,186	41.7	163	232	8.2

Net income	2,432	2,010	3,817	134.3	507	820	28.8

	Year ended December 31,				Three months ended March 31,
	2008	2009	2010		2010	2011
	RUR	RUR	RUR	$	RUR	RUR	$
	(in millions, except share and per share data)
Net income per Class A and Class B share:
Basic	8.04	6.63	12.56	0.44	1.67	2.70	0.09

Diluted	7.93	6.52	12.37	0.44	1.65	2.60	0.09

Weighted average number of ordinary shares outstanding:
Basic	302,489,809	303,109,083	303,817,388	303,817,388	303,815,518	303,815,518	303,815,518
Diluted	306,893,587	308,156,196	308,580,600	308,580,600	306,964,554	315,230,574	315,230,574

(1)
These amounts exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expense of:

Cost of revenues	6	10	16	0.6	4	6	0.2
Product development	42	60	87	3.1	18	32	1.1
Sales, general and administrative	92	139	57	2.0	11	32	1.1

        The following table summarizes our balance sheet data as of March 31, 2011:

  •
  on an actual basis; and

  •
  on a pro forma basis to reflect:

  •
  the receipt by us of estimated net proceeds of $            from the sale of            Class A shares offered by us, at an assumed initial public offering price of $            per Class A share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  •
  the exercise of options to purchase            Class A shares by certain selling shareholders in connection with this offering and the receipt by us of proceeds of $            from the exercise of these options.

	As of March 31, 2011
	Actual		Pro forma
	RUR	$	RUR	$
	(in millions)
Consolidated balance sheet data:
Cash and cash equivalents(1)	3,154	110.9
Term deposits (current and non-current)	3,574	125.7
Total assets	13,587	477.9
Total current liabilities	3,161	111.1
Total non-current liabilities	64	2.3
Total shareholders' equity	10,362	364.5

    (1)    As of March 31, 2011, our cash and cash equivalents included RUR 879 million ($30.9 million) of cash held by us (a) on behalf of Yandex.Money account holders and (b) to settle online payments in the process of being cleared by Yandex.Money.

RISK FACTORS

        Investing in our Class A shares involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus and any free-writing prospectus before deciding to invest in our Class A shares. The risks and uncertainties described below and elsewhere in this prospectus, including in the section headed "Management's Discussion and Analysis of Financial Condition and Results of Operations," could materially adversely affect our business. These are not the only risks that we face. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that affect us. Any of the following risks could adversely affect our business, financial condition and results of operations. In such case, the trading price of our Class A shares could decline, and you could lose some or all of your investment.

Risks Related to Our Business and Industry

We face significant competition from major global and Russian internet companies, including Google and Mail.ru, which could negatively affect our business, financial condition and results of operations.

        We face strong competition from global and Russian companies that provide internet search and other online services and content. Currently, we consider our principal competitors to be Google and Mail.ru.

        Of the large global internet companies, we consider Google to be our principal competitor. We compete with Google in the market for internet search, text-based advertising and other services. Google launched its Russian-language search engine in 2001, and opened its first office in Russia and introduced Russian-language morphology-based search capabilities in 2006. It conducts extensive online and offline advertising campaigns in Russia. Google offers a competitive search engine, as well as online advertising solutions that compete with our Yandex.Direct service. According to Liveinternet.ru, Google.ru's share of the Russian search market for the first quarter of 2011, based on search traffic generated, was 22% compared with our market share of 65%. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete aggressively with us. For example, Google has introduced its own popular mobile platform, Android, which may allow it to exert significant influence over the introduction of mobile applications on Android-based devices, and to influence the mobile advertising market. In addition to Google, we also face competition from the Russian and international websites of Microsoft and Yahoo!.

        On the domestic level, our principal competitor is Mail.ru. We compete with Mail.ru in the market for text-based advertising, display advertising and other services. Mail.ru offers a wide range of internet services, including the most popular Russian web mail service, and many other services that are comparable to ours, including some services that are more widely used than ours. We also compete with Russian online advertising networks, such as Begun, which direct advertising to a number of popular Russian websites. In addition, representatives of the Russian government, including the president, have publicly stated as recently as January 2011 that the development of a "national" search engine is a government priority. Such a government-owned or -controlled search engine, if launched, could create additional competition for our search service, and could benefit from favorable governmental subsidies and other benefits and preferences not available to us.

        Although we have partnerships with a number of social networking sites, such as Facebook, Vkontakte, and Mail.ru's Odnoklassniki and My World, and serve ads on some of these sites, we also view them as increasingly significant competitors. Such sites provide users with a wide range of information and services similar to those we offer, including search, real-time news and location-based information and updates. These sites derive a substantial portion of their revenues from online advertising and are experimenting with innovative ways of monetizing user traffic. In light of their large audiences and the significant amount of information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be able to offer highly targeted advertising that could create increased competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may create additional competition to attract users. We also compete with other destination websites, which are sites that users access primarily for content rather than search, that seek to increase their search-related traffic, as well as start-ups and other established companies that are developing search technologies and other internet services.

        We cannot guarantee that we will be able to continue to compete effectively with current and future internet companies that may have greater ability to attract and retain users, greater name recognition, more personnel and other resources. If our competitors are successful in providing similar or better search results and other internet services compared with those we offer, we could experience a significant decline in user traffic. Any such decline in traffic could negatively affect our business, financial condition and results of operations.

We generate almost all of our revenues from advertising, which is cyclical in nature, and any reduction in spending by or loss of advertisers would materially adversely affect our business, financial condition and results of operations.

        In the past three years, we generated more than 97% of our revenues from advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns, and can therefore fluctuate significantly. During the 2008-2009 global economic crisis, total advertising spending in Russia declined by 26% in ruble terms, from a pre-crisis high of RUR 295.8 billion in 2008 to a low of RUR 215.3 billion in 2009, before increasing to RUR 249.9 billion in 2010. Online advertising spending was less materially affected than overall advertising spending, increasing from RUR 12.7 billion in 2007 to RUR 17.6 billion in 2008, RUR 19.1 billion in 2009 and RUR 26.7 billion in 2010. Although forecasts for online advertising spending in Russia indicate sustained annual growth through 2013, any decreases in or delays in online advertising spending due to economic conditions, or otherwise, would materially adversely impact our business, financial condition and results of operations.

Any decline in the internet as a significant advertising platform in the countries in which we operate could have a material adverse effect on our business, financial condition and results of operations.

        We generate almost all our revenues from the sale of online advertising in Russia. The level of spending on advertising in Russia is relatively low compared to that in more developed countries, and the use of the internet as a marketing channel is at a relatively early stage. The internet and broadband penetration rates in Russia are also relatively low compared to those in more developed countries. The internet competes with traditional advertising media, such as television, print, radio and outdoor advertising. Many of our current and potential customers have limited experience with online advertising, and have not historically devoted a significant portion of their marketing budgets to online marketing and promotion. As a result, they may not consider the internet effective in promoting their products and services compared with traditional media.

        Any decline in the appeal of the internet generally in the countries in which we operate, whether as a result of the growth in popularity of other forms of media, a decline in the attractiveness of the internet as an advertising medium or any other factor, could have a material adverse effect on our business, financial condition and results of operations.

Our users can switch at any time to our competitors at no cost. If we do not continue to innovate and provide services that are useful and attractive to our users, we may not retain them and may become less attractive to our advertisers, which could adversely affect our business, financial condition and results of operations.

        Our success depends on providing search and other services that make using the internet a more useful and enjoyable experience for our users. Our competitors continuously develop innovations in search and other services, as well as online advertising services. As search technology continues to develop, our competitors may be able to offer search capabilities that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources to remain competitive.

        If we are unable to continue to develop and provide our users with quality and up-to-date services, and to appropriately time them with market opportunities, our user base may shrink. Further, if we are unable to attract and retain a substantial share of internet traffic generated by mobile and other digital devices, or if we are slow to develop services and technologies that are compatible with such devices, our user base may shrink or fail to grow, and our business would be harmed.

        If our users move to our competitors, we will also become less attractive to advertisers and therefore to Yandex ad network partners, both of which could adversely affect our business, financial condition and results of operations.

We expect the rate of growth of our revenues to decline in the future and we may experience downward pressure on our operating margin.

        Although we expect our revenues to continue to grow, the rate of growth will likely decline over time due to a number of factors, including the difficulty of maintaining our rate of growth relative to an increasingly larger revenue base, additional competition and the increasing maturity of the online advertising market.

        Our operating margin may also experience downward pressure as a result of increased expenditures for many aspects of our business, particularly the expansion of our data centers to support growth in our current markets and potentially into new geographies. It may also decline as our Yandex ad network grows because the operating margin we realize on revenues generated from partner websites is significantly lower than the operating margin generated from our own websites. Our operating margins are lower on these revenues because we pay to our network partners, on average, more than 50% of the advertising fees we earn from serving ads on Yandex ad network websites. The margin we earn, on average, on revenue generated from the Yandex ad network could also decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        Our operating margin may also decline as a result of fees or revenue sharing arrangements with our distribution partners that, for example, distribute our browser toolbar or search bar or otherwise direct search queries to our website. We generally compensate our distribution partners on a revenue-sharing basis or on the basis of the number of our browser toolbars or search bars installed. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier for our existing users to access our services.

        Moreover, our operating margin may also decline as a result of increases in our operating expenses as we expand our operations and continue to fund greater levels of product development. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Trends Impacting Our Results of Operations."

We rely on our Yandex ad network partners for a material portion of our revenues and benefit from our relationships with them. The loss of these partners would adversely affect our business, financial condition and results of operations.

        We direct advertising to our Yandex ad network partners, with revenues from advertising on partner websites representing 12.5% of our advertising revenues in 2010. Although our operating margin is lower on revenues derived from this network due to our revenue-sharing arrangements with our partners, we consider this network to be critical to the future growth of our business. Our agreements with the network partners are generally terminable at any time without cause. Our competitors could offer more favorable terms to our current or potential network partners, including guaranteed minimum revenues or other more advantageous revenue-sharing arrangements, in an effort to obtain market share from us. Additionally, some of our partners in the Yandex ad network, such as Mail.ru and Microsoft Bing, compete with us in one or more areas and may terminate their agreements with us in order to develop their own businesses. If our network partners decide to use a competitor's advertising services, our revenues would decline.

        Many of our key network partners operate high-profile websites, and we derive tangible and intangible benefits from this affiliation, such as increased user numbers, extended brand awareness and greater audience reach for our advertisers. If our relationship with any of these partners is terminated or not renewed and we do not replace those relationships with comparable relationships, our business, financial condition and results of operations would be adversely affected. In 2009, our agreement pursuant to which we powered Mail.ru's search results and served ads on its search result pages expired and was not renewed. Although the loss of this relationship did not have a material adverse effect on us, the future loss of a more significant relationship, or a number of such arrangements, could do so.

        The number of paid clicks and amount of revenues that we derive from our partners in the Yandex ad network depends on, among other factors, the quality of their websites and their attractiveness to users and advertisers. Although we screen new applicants and favor websites with high-quality content and stable audiences and strive to monitor the quality of the network partner websites on an ongoing basis, these websites are operated by independent third parties that we do not control. If our network partners' websites deteriorate in quality or otherwise fail to provide interesting and relevant content and services to their users, this may result in reduced attractiveness to their users and our advertisers, which may adversely impact our business, financial condition and results of operations.

Our business depends on a strong brand, and failing to maintain and enhance our brand would harm our ability to expand our base of users, advertisers and network partners and would materially adversely affect our business, financial condition and results of operations.

        We believe that the brand identity that we have developed through the strength of our technology and our user focus has significantly contributed to the success of our business. We also believe that maintaining and enhancing the Yandex brand, including through significant planned marketing efforts, is critical to expanding our base of users, advertisers, network partners, and other business partners. Maintaining and enhancing our brand will depend largely on our ability to continue to be a technology leader and a provider of high-quality, reliable services, which we may not continue to do successfully. If we fail to maintain and enhance the Yandex brand, or if we incur excessive expenses in our efforts to do so, our business, financial condition and results of operations would be materially adversely affected.

If we fail to manage effectively the rapid growth of our operations and headcount, our business, financial condition and results of operations could be adversely affected.

        We have experienced, and continue to experience, rapid growth in our operations and headcount, which has placed, and will continue to place, significant demands on our management and our operational and financial infrastructure. We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we seek to achieve. If we do not effectively manage our growth, the quality of our services could suffer, which could adversely affect our brand, business, financial condition and results of operations.

        As our user and advertiser bases expand, we will need to increase our investment in technology, infrastructure, facilities and other areas of operations, in particular, product development and sales and marketing. As a result of such growth, we will need to continue improving our operational and financial systems and managerial control and procedures. We will also have to maintain close coordination among our technical, accounting, finance, marketing and sales personnel. The required improvements may include:

  •
  continuing to improve our technology infrastructure to maintain the effectiveness of our search systems, advertising platform and other services; and

  •
  enhancing our accounting and internal control systems to ensure timely and accurate reporting of all of our operations.

        Enhancements and improvements of operational and financial systems will require capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures, which could harm our business, financial condition and results of operations.

Our corporate culture has contributed to our success, and if we cannot maintain the focus on teamwork and innovation fostered by this environment, our business, financial condition and results of operations would be adversely affected.

        We believe that a critical contributor to our success has been our corporate culture, which values and fosters teamwork and innovation. As we grow, and are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture. This would adversely affect our business, financial condition and results of operations.

The loss of any of our key personnel or a failure to attract, retain and motivate qualified personnel may have a material adverse effect on our business, financial condition and results of operations.

        Our success depends in large part upon the continued service of key members of our management team and technical personnel. In particular, our founders, our Chief Executive Officer, Arkady Volozh, and Chief Technology Officer, Ilya Segalovich, are critical to the development of our technology, our culture and our strategic direction.

        Our future success will also depend on our continued ability to attract, retain and motivate other highly qualified programming, technical, sales, customer support, financial and managerial personnel. Although we attempt to structure employee compensation packages in a manner consistent with the evolving standards of the markets in which we operate and to provide incentives to remain with Yandex, including options under our employee share option plan, we cannot guarantee that we will be able to retain our key employees. Our outstanding option grants to many of our senior management personnel and other key employees have become, or will soon become, substantially vested. Although we grant additional share options to management personnel and other key employees from time to time, employees may be more likely to leave us after their initial option grant fully vests, especially if the shares underlying the options have significantly appreciated in value relative to the option exercise price. If any member of our senior management team or other key personnel should leave our company, our ability to successfully operate our business and execute our business strategy could be impaired. We may also have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees.

        The competition for software engineers and qualified personnel who are familiar with the internet industry in Russia is intense. We may encounter difficulty in hiring and/or retaining highly talented software engineers to develop and maintain our services. There is also significant competition for personnel who are knowledgeable about the accounting and legal requirements related to a NASDAQ listing, and we may encounter particular difficulty in hiring and/or retaining appropriate financial staff needed to enable us to comply with the internal control requirements under the Sarbanes-Oxley Act and related regulations.

        Any inability to successfully retain key employees and manage our personnel needs may have a material adverse effect on our business, financial condition and results of operations.

We are increasingly using distribution arrangements with third parties to expand our user base, and any failure to obtain or maintain such relationships on reasonable terms could have a material adverse effect on our business, financial condition and results of operations.

        To expand our user base and increase traffic to our sites, we are increasingly using arrangements with leading software companies for the distribution of our technology, including our Yandex.Bar browser toolbar. In particular, we have agreements, on a co-marketing basis, with certain internet browsers. In addition, several mobile device manufacturers include Yandex as the default search engine on certain models of handsets in Russia. As new methods for accessing the internet become available, including through new digital platforms and devices, we may need to enter into new or amended distribution agreements. In the future, existing and potential distribution partners may not offer or renew distribution opportunities on reasonable terms for us, or at all, which could limit our ability to maintain and expand our user base, and could have a material adverse effect on our business, financial condition and results of operations.

Growth in our operations internationally may create increased risks that could adversely affect our business, financial condition and results of operations.

        We have limited experience with operations outside Russia and in the first quarter of 2011 derived only approximately 3% of our revenues from advertisers outside Russia. Part of our future growth strategy is to expand our operations geographically on an opportunistic basis. Our ability to manage our business and conduct our operations across a broader range of geographies would require considerable management attention and resources and is subject to a number of risks relating to new markets, including the following:

  •
  challenges caused by distance, language and cultural differences;

  •
  uncertainty regarding liability for services and content;

  •
  credit risk and higher levels of payment fraud in certain countries;

  •
  pressure on our operating margins as we invest to support our expansion;

  •
  currency exchange rate fluctuations and our ability to manage our currency exposure;

  •
  foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

  •
  increased risk of claims for infringement of intellectual property;

  •
  potentially adverse tax consequences; and

  •
  higher costs and greater management time associated with doing business internationally.

        In addition, compliance with complex and potentially conflicting foreign and Russian laws and regulations that apply to our international operations may increase our cost of doing business and may interfere with our ability to offer, or prevent us from offering, our services in one or more countries. These numerous laws and regulations include import and export requirements, content requirements, trade restrictions, tax laws, sanctions, internal and disclosure control rules, data privacy and filtering requirements, labor relations laws, U.S. laws, such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Violations of these laws and regulations may result in fines; criminal sanctions against us, our officers, or our employees; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to ensure compliance with these laws, we cannot assure you that our employees, contractors or agents will not violate our policies. Any such violations may result in prohibitions on our ability to offer our services to one or more countries, and may also materially adversely affect our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, and our business, financial condition and results of operations.

Fluctuations in currency exchange rates may materially adversely affect our business, financial condition and results of operations.

        The Russian ruble has experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years. Although our revenues and expenses are both primarily denominated in

Russian rubles, the majority of our rent expenses, including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily for servers and networking equipment, although payable in rubles, are imported and can therefore be materially affected by changes in the U.S. dollar to Russian ruble exchange rate. By keeping most of our funds in U.S. dollars, we seek to ensure that we maintain sufficient cash balances to match short-term U.S. dollar-denominated liabilities. If the Russian ruble were to experience a prolonged and significant decline against foreign currencies, however, we could face material currency foreign exchange exposure, which may materially adversely affect our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk."

Financial results for any particular period are not necessarily indicative of results for future periods.

        Our historical results of operations may not be useful in predicting our future results. Our future results of operations may fluctuate from period to period as a result of any of the risk factors described in this prospectus and, in particular, due to:

  •
  economic conditions generally and those specific to the internet and online advertising;

  •
  the level of use of internet search engines to find information;

  •
  the amount of advertising purchased and market prices for online advertising;

  •
  the volume of searches conducted, the amounts bid by advertisers or the number of advertisers that bid in our advertising system;

  •
  our ability to compete effectively for users, advertisers, partner websites and content; and

  •
  the proportion of our revenues generated on our websites relative to those generated through the Yandex ad network or through distribution partners, as a result of the revenue-sharing arrangements we enter into and the overall volume of advertising we provide to our partners.

Due to the seasonal nature of advertising spending, future results of operations may fluctuate from period to period and from quarter to quarter, which may cause our share price to decline.

        Advertising spending and user traffic tend to be seasonal, with internet usage, online spending and traffic historically slowing down during January, May and June and increasing significantly in the fourth quarter of each year. For these reasons, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates and may fall below market expectations in a given period, which may cause our share price to decline.

Index spammers could harm the integrity of our search results, which may damage our reputation, cause our users to be dissatisfied with our services and adversely affect our business, financial condition and results of operations.

        There is an ongoing and increasing effort by so-called "index spammers" to develop ways to manipulate internet search results. For example, because our search technology ranks a webpage's relevance based in part on the importance of the websites that link to it, people have attempted to link groups of websites together to manipulate search results. We take this problem seriously because providing relevant information to users is at the core of our business and critical to our success. If our efforts to combat these and other types of index spamming are unsuccessful, our reputation for delivering relevant results could be harmed. This could result in a decline in user traffic, which may adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by malicious applications that interfere with or exploit security flaws in our services.

        Third parties have in the past attempted, and may in the future attempt, to use malicious applications to change our users' internet experience, including hijacking queries to our search engine, altering or replacing Yandex search results, or otherwise interfering with our ability to connect with our users. Such interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with Yandex. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications' efforts to block or remove them.

        In addition, we offer applications and services that our users download to their computers or that they rely on to store information and transmit information to others over the internet. These services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user's computer or in our computer systems and networks. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, or if our services have actual or perceived vulnerabilities, our reputation may be harmed, our user traffic could decline, and our communications with certain users could be impaired, which could adversely affect our business, financial condition and results of operations.

Certain technologies could block our ads, which may adversely affect our business, financial condition and results of operations.

        Third parties have in the past, and may in the future, employ technologies to block the display of ads on webpages. Ad-blocking technology, if used effectively, would reduce the amount of revenue generated by the ads we serve and decrease the confidence of our advertisers and Yandex ad network partners in our advertising technology, which may adversely affect our business, financial condition and results of operations.

If we fail to detect click fraud or other invalid clicks, we may face litigation and may lose the confidence of our advertisers, which may adversely affect our business, financial condition and results of operations.

        We are exposed to the risk of fraudulent and invalid clicks on our ads from a variety of potential sources. Invalid clicks are clicks that we have determined are not intended by the user to access the underlying content, including clicks resulting from click fraud. Click fraud occurs when a user intentionally clicks on an ad displayed on a website for a reason other than to view the underlying content. We monitor our own websites and those of our partners for click fraud and proactively seek to prevent click fraud and filter out fraudulent clicks. To the extent that we are unsuccessful in doing so, we credit our advertisers for clicks that are later attributed to click fraud. If we are unable to stop these invalid clicks, these credits to our advertisers may increase. If we find new evidence of past invalid clicks, we may retroactively issue credits to advertisers of amounts previously paid to our network partners. This negatively affects our profitability, and these invalid clicks may harm our brand. If invalid clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising services because the invalid clicks will not lead to potential revenue. This may lead the advertisers to become dissatisfied with our advertising services, which may in turn lead to litigation alleging click fraud, a loss of advertisers and adversely affect our business, financial condition and results of operations.

As the internet evolves, an increasing amount of online content may be held in closed social networks or stored in proprietary document formats, which may limit the effectiveness of our search technology, which could adversely affect our brand, business, financial condition and results of operations.

        Social networks are becoming increasingly important players in the internet market, and have a significant degree of control over the manner and extent to which information on their websites can be accessed through third-party search engines. In addition, a large amount of information on the internet is provided in proprietary document formats such as Microsoft Word and Adobe Acrobat. The providers of the software applications used to create these documents could engineer the document format to prevent or interfere with our ability to access the document contents with our search technology.

        If social networks or software providers take steps to prevent the inclusion of their content or documents in their formats from being searchable, this would mean that such content would not be included in our search results even if the content was directly relevant to a search. These parties may also seek to require us to pay them royalties in exchange for giving us the ability to search content on their sites or documents in their format. If these parties also compete with us in the search business, they may give their search technology a preferential ability to search their content or documents in their proprietary format. Any of these results could adversely affect our brand, business, financial condition and results of operations.

We may not be able to prevent others from unauthorized use of our intellectual property rights, which may adversely affect our competitive position, our business, financial condition and results of operations.

        We rely on a combination of trademarks, trade secrets and copyrights, as well as nondisclosure agreements, to protect our intellectual property rights. We have not sought, nor do we intend to seek, patent protection for any of the intellectual property we have developed. The protection of intellectual property rights in Russia and other markets in which we operate may not be as effective as that in the United States or Western Europe. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business, our brand and/or our ability to compete, all of which could adversely affect our competitive position, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

        A number of internet, technology, media and patent-holding companies own or are actively developing patents covering search, indexing, electronic commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with online activities are likely to arise in the future. In addition, use of open-source software is often subject to compliance with certain license terms, which we may inadvertently breach.

        With respect to any intellectual property rights claim, we may have to pay damages or stop using technology found to be in violation of a third party's rights. We may have to seek a license for the technology, which may not be available on reasonable terms or at all, and may significantly increase our operating expenses. We may be required to develop an alternative non-infringing technology, which may require significant effort, expense and time to develop. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit our service offerings and may be unable to compete effectively. We may also incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims.

We may be subject to claims from our current or former employees for copyright-related matters, which are costly to defend and if lost by us could adversely affect our business, financial condition and results of operation.

        The software, algorithms and images that we use for the operation of our services were generally developed, invented or created by our former or current employees during the course of their employment with us and within the scope of their job functions. As a matter of Russian law, we are deemed to have acquired copyright over such products, and have the exclusive rights to their further use and disposal subject to compliance with certain requirements set in the Civil Code of Russia. We believe that we have appropriately followed such requirements, but they are defined in a broad and ambiguous manner and their precise application has never been determined by the Russian courts. Therefore, former or current employees could challenge either the transfer of exclusive rights over the products developed by them or may claim the right to additional compensation for their inventions, in addition to their employment compensation. Although we believe that we would prevail in any such actions, we cannot assure you that we would do so. Any successful claim could adversely affect our business, financial condition and results of operation.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our websites, or distributed to website users, which could harm our reputation and business.

        We provide a wide variety of services that enable individuals and businesses to exchange information, generate content, advertise products and services, conduct business and engage in various online activities. The law relating to the liability of providers of such online services for the activities of their users is currently not settled in Russia and other countries in which we operate. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted online via blogs and message boards, generated by our users or delivered or shared through our services such as email, chat rooms, hypertext links to third-party websites, or video or image services, if appropriate licences and/or third-party consents have not been obtained. Third parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

        From time to time we have received notices from individuals who do not want their names or websites to appear in our search results when certain keywords are searched. It is possible that we could be held liable when that information appears in our search results. Claims could also be brought against us for operating anti-spam technologies fighting spam on our search results and email service. If one of these complaints results in liability to us, it could potentially be costly, encourage similar lawsuits, distract management and harm our reputation and possibly our business. In addition, increased attention to these issues and related legislative proposals could harm our reputation or otherwise affect the growth of our business.

        We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright infringement. In such cases, we investigate the claims and any uploads that appear to infringe the rights of a third party are removed as a matter of policy. It is not possible to review all content linked to or posted on our websites, and the risk of infringement of third-party intellectual property rights remains. Although we have guidelines and procedures designed to reduce the likelihood that user content might be used without proper licences or third-party consents, these guidelines and procedures may not be effective in preventing the unauthorized posting of copyrighted material. Moreover, although we may seek to recover any losses resulting from the unauthorized posting of copyrighted material from the infringing users, it may be impractical for us to recover losses from such users. Although there have been a number of recent court proceedings in Russia concerning the unauthorized posting by users of copyrighted content on websites, there has been no legislation or settled court practice that provides clear guidance as to whether or under what circumstances hosting providers and administrators of websites and internet portals can be held liable for the unauthorized posting by users of copyrighted material. The frequency of these claims may increase, however, due to recent amendments to the Russian Civil Code, which came into legal force in October 2010, that introduced additional limitations on any reproduction of content without a copyright owner's consent and without remuneration to the owner. See "Government Regulation."

Our ability to offer our services may be adversely affected by laws and regulations or user concerns regarding privacy and the protection of user data, any of which could materially adversely affect our business, financial condition and results of operations.

        Current or future Russian and foreign laws and regulations may govern the collection, use, sharing and security of data that we receive from our users and partners. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with current practice. If so, we could face fines or orders requiring that we change our operating practices, which in turn could have a material adverse effect on our business, financial condition and results of operations. Increasing public awareness of these issues could lead to further restrictions on the use of such data, which could in turn affect our search performance and therefore our ability to generate advertising revenue. In addition, it is our policy to protect the privacy of our users and to keep confidential the data they provide to us, and as a result we may choose not to exploit certain opportunities to maximize revenues in ways that could jeopardize our users' trust in us in this regard.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to public company compliance requirements, which may adversely affect our business.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules of the U.S. Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, impose a variety of requirements on public companies, including with respect to corporate governance practices. In addition, we will be subject to supervision by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM) under the Dutch Act on the Supervision of Financial Reporting (Wet toezicht financiële verslaggeving). Our management and other personnel will need to devote a substantial amount of time to compliance matters. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations will make it more difficult and expensive for us to obtain director and officer liability insurance, and we will be required to incur substantial costs to maintain the same or similar coverage.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, commencing with our fiscal year ending December 31, 2012, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our Class A shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

        Although we do not believe that the increased costs associated with operating as a public company will be material to our overall financial condition or results of operations, they may result in a modest decrease in our operating margins. Additionally, if these requirements divert our management's attention from other business concerns, they may materially adversely affect our business.

We rely on third-party providers for our principal internet connections and equipment critical to our properties and services, and any errors, failures or disruption in the products and services provided by these third parties may materially adversely affect our brand, business, financial condition and results of operations.

        Any disruption in the network access provided by third parties or any failure by them to handle current or higher volumes of use may significantly harm our business. We exercise little control over these third parties, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions and delays in service. Furthermore, we depend on hardware and software suppliers for prompt delivery, installation and service of servers and other equipment to deliver our services. Any errors, failures, interruptions or delays experienced in connection with these third-party products and services may negatively impact our relationship with users and materially adversely affect our brand, business, financial condition and results of operations.

We may have difficulty scaling and adapting our existing technology architecture to accommodate increased traffic and technology advances or new requirements of our users and advertisers, which could adversely affect our business, financial condition and results of operations.

        With some of the most highly visited websites in Russia, we deliver a growing number of services and page views to an increasing number of users. In addition, the services we offer have expanded and changed significantly and are expected to continue to do so in the future to accommodate bandwidth-intensive technologies and means of content delivery, such as interactive multimedia and video. Our future success will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to maintain the performance and reliability of our services. Rapid increases in the levels or types of use of our online services could result in delays or interruptions in our services.

        As we expand our services, we will need to invest in new technology infrastructure, including data centers. We may have difficulty in expanding our infrastructure to meet any rising demand for our services, including difficulties in obtaining suitable facilities or access to sufficient electricity supplies, particularly in and around Moscow. A failure to expand our infrastructure could materially and adversely affect our ability to maintain and increase our revenues and profitability and could adversely affect our business, financial condition and results of operations.

We do not carry the insurance coverage commonly carried by companies in our industry, and as a result may experience substantial loss or disruption that could materially adversely affect our business, financial condition and results of operations.

        At present, we do not insure our data centers or carry business interruption or key man insurance, primarily because the high cost of insurance in Russia makes it more economically rational to self-insure. We also believe that our redundant data centers would allow us to avoid or minimize any potential business interruption. We do not maintain separate funds or otherwise set aside cash reserves for related losses. Any such loss could materially adversely affect our business, financial condition and results of operations.

A systems failure or human error could prevent us from providing search results or ads, which could lead to a loss of users and advertisers and damage our reputation and materially adversely affect our business.

        Although we have implemented network security measures, our systems are potentially vulnerable to damage or interruption from terrorist attacks, denial-of-service attacks, computer viruses or other attempts to harm our system, power losses, telecommunications failures, floods, fires, extreme weather conditions, earthquakes and similar events. Our data centers, which we maintain ourselves, are also potentially subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions. Although we have tested our ability to maintain current levels of operations even with the loss of one of our data centers, our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at our data centers could result in lengthy interruptions in our service. Any damage to or failure of our systems could also result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our services are unreliable. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

        From time to time, we have experienced power outages that have interrupted access to our services and impacted the functioning of our internal systems. We have installed back-up generators to enable our systems to function during power outages. Back-up generators may not operate properly through a major sustained power outage and their fuel supply could be inadequate. Any unscheduled interruption in our service places a burden on our entire organization and would result in an immediate loss of revenue. If we experience frequent or persistent system failures on our websites, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not successfully reduce the frequency or duration of unscheduled downtime.

        In addition to physical damage and power outages, our systems are vulnerable to human error. Any error on the part of our employees in maintaining or expanding our systems may damage our brand and materially adversely affect our business, financial condition and results of operations.

Our business depends on the continued development and maintenance of the internet infrastructure in the countries in which we operate.

        Our future success will depend on the continued development and maintenance of the internet infrastructure globally and particularly in the countries in which we operate. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. The internet infrastructure may be unable to support the demands placed on it by growing numbers of users and time spent online or increased bandwidth requirements. Any outages or delays resulting from inadequate internet infrastructure could reduce the level of internet usage as well as our ability to provide our services to users, advertisers and network partners, which could materially adversely affect our business, financial condition and results of operations.

We may seek to acquire complementary businesses, teams and technologies in the future, and may fail to identify suitable targets, acquire them on acceptable terms or successfully integrate them, which may limit our ability to implement our growth strategy.

        We have limited experience with acquisitions, and the acquisitions we have made to date have been relatively small. We evaluate selected potential acquisitions and, from time to time, may engage in discussions regarding potential acquisitions. Any of these transactions may be material to our business, financial condition and results of operations. The acquisition and integration of new businesses or technologies pose significant risks to our existing operations, including:

  •
  additional demands placed on our management, who are also responsible for managing our existing operations;

  •
  increased overall operating complexity of our business, requiring greater personnel and other resources;

  •
  difficulties in expanding beyond our core expertise; and

  •
  significant initial cash expenditures or share dilution in connection with acquiring and integrating new businesses.

        Achieving the desired benefits of any acquisitions will depend, in part, on integrating our businesses in an efficient manner. The integration of new businesses may be difficult for a variety of reasons, including differing cultures or management styles, poor financial records or internal controls on the part of acquired companies, and an inability to establish control over cash flows. Furthermore, even if we are successful in integrating new businesses, expected cost and operating efficiencies may not materialize, the financial benefits from the acquisition may be less than anticipated, and we could be required to record impairment changes in respect of under-performing assets.

        Moreover, our growth may suffer if we fail to identify suitable acquisition targets or are outbid by competing bidders. As a NASDAQ-listed company, we will be subject to securities laws and regulations that, in certain circumstances, require that we file with the SEC audited historical financial statements for businesses we acquire that exceed certain materiality thresholds. Given financial reporting practices in Russia and other countries that make up the Commonwealth of Independent States ("CIS"), such financial statements are often not readily available or not capable of being audited to the standards required by U.S. securities regulations. As a result, we may be prevented from or delayed in pursuing acquisition opportunities that our competitors and other financial and strategic investors are able to pursue, which may limit our ability to implement our growth strategy.

If we are unable to license, acquire or create compelling content at reasonable costs, the number of users of our services may not grow as anticipated or may decline, which would adversely affect our business, financial condition and results of operations.

        Our future success depends in part upon our ability to aggregate and deliver compelling content. We license from third parties much of the content of our services, such as news items, weather reports and TV program schedules. If we are unable to maintain and build relationships with third-party content providers this would likely result in a loss of user traffic. In addition, we may be required to make substantial payments to third parties from which we license or acquire such content. An increase in the prices charged to us by third-party content providers would adversely affect our business, financial condition and results of operations.

        Further, many of our content licenses with third parties are non-exclusive. Accordingly, other websites and other media such as radio or television may be able to offer similar or identical content. This increases the importance of our ability to aggregate compelling content in order to differentiate Yandex from other businesses. If other companies make available competitive content, the number of users of our services may not grow as anticipated, or may decline.

We may have difficulty leasing or purchasing adequate space in central Moscow as needed, which could materially increase our operating costs.

        Our headquarters and main development and operating center are located in a single facility in central Moscow. Real estate in central Moscow is expensive and supply in the market is limited, particularly in areas with convenient transportation access. Our headcount has increased significantly in a relatively short period of time and we expect it to continue to increase materially over the next few years. We currently anticipate that we will need to buy or lease additional office space in central Moscow within the next couple of years. We may find it difficult to acquire or lease additional facilities sufficient to accommodate our expected growth on acceptable terms, which could materially increase our operating costs.

Our Yandex.Money service may be used for fraudulent, illegal or improper purposes, which could materially adversely affect our brand, reputation, business, financial condition and results of operations.

        Our online payment system is susceptible to fraud and to potentially illegal or improper uses, and we have on occasion identified or been informed of such uses in the past. These may include:

  •
  illegal online gambling;

  •
  fraudulent sales of goods or services or other merchant fraud;

  •
  illicit sales of prescription medications, controlled substances, alcoholic beverages or tobacco products;

  •
  software and other intellectual property piracy;

  •
  bank or securities fraud, identity theft or money laundering;

  •
  improper use of the service for business-to-business transactions;

  •
  child pornography or trafficking; and

  •
  other illegal or improper purposes.

        If we are unable to prevent, detect or otherwise adequately address fraud or other improper uses of Yandex.Money, users may lose confidence in the integrity and security of our service, which may result in a reduction in the number of users and transactions. Any negative publicity associated with the Yandex name in connection with such activities, including criminal proceedings against a user who conducts illegal activities using our services, could result in damage to our brand or reputation. If we are unable to manage these risks, our brand, reputation, business, financial condition and results of operations could be materially adversely affected.

Failure to maintain effective customer service may result in customer complaints and negative publicity about our Yandex.Money or other services and may adversely affect business, financial condition and results of operations.

        Customer complaints or negative publicity about our services, or breaches of our customers' privacy and our security measures, could diminish consumer confidence in and use of our services. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as freezing customer funds in our Yandex.Money system, may damage relations with our customers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and such expense, if not managed properly, may impact our profitability. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we fail to maintain effective customer service, our reputation may suffer and we may lose our customers' confidence, which may adversely affect our business, financial condition and results of operations.

The inherent limitations of the available data regarding internet usage and online advertising may make it difficult to assess our markets and our market position.

        We rely on and refer to information and statistics from various third-party sources, as well as our own internal estimates regarding internet usage and penetration, and the online advertising markets in the countries in which we operate. The information and statistics used in our industry are subject to inherent limitations reflecting the differing metrics and measurement methods utilized and applied by different sources; for example, data derived from computer usage contrasted to that derived from user surveys. In addition, while we believe that the available data and research on the Russian market is of comparable quality to that available in most developed countries, the data for Ukraine, Kazakhstan and Belarus are generally less consistent and reliable due to more limited measurement methods in those countries. Any discussion in this prospectus of matters relating to our market position in the Ukraine, Kazakhstan and Belarus markets is subject to uncertainty due to the potential incompleteness or unreliability of available third-party information.

Risks Related to Doing Business and Investing in Russia and the Other Countries in which we Operate

Economic crises may materially adversely affect our business, financial condition and results of operations.

        In the period from 2000 through the first half of 2008, Russia experienced rapid economic growth, a stable and strengthening currency, higher tax collections, a reduction in inflation and positive capital and current account balances. The Russian economy was adversely affected, however, by the global financial and economic crisis, which began in the second half of 2008. In Russia, the crisis led to extreme volatility in the debt and equity markets, reductions in foreign investment, sharp decreases in gross domestic product, reductions in disposable income, a bank liquidity crisis, significant ruble depreciation against the U.S. dollar and the Euro, and the rise of unemployment. The total spending on media advertising in Russia decreased by 42% in dollar terms and 26% in ruble terms in 2009 compared to 2008.

        Although economic conditions have improved, we cannot assure you that the recovery of the economy in Russia and the other countries in which we operate will be sustained. Moreover, any future deterioration of the international economic situation would likely negatively impact the economies in the countries in which we operate and, as a result, adversely affect the profitability of our business.

        In addition, the Russian economy is dependent on exports of natural resources, and therefore particularly sensitive to fluctuations in the world prices of crude oil, natural gas and other commodities, which reached record high levels in mid-2008 and have since experienced significant decreases. A sustained decline in the price of crude oil, natural gas and other commodities may further disrupt the Russian economy and result in reductions in consumer spending and therefore advertising spend.

        The recent global recession and any future downturns in the markets in which we operate could reduce demand for our services, constrain our ability to find new users and advertising customers or retain existing ones and to collect payments from them, and may prevent us from executing our growth strategy. Adverse economic conditions may also hurt our liquidity, which may have a material adverse effect on our business, financial condition and results of operations.

Emerging markets, such as Russia, are generally subject to greater risks than more developed markets, and global financial or economic crises or turmoil in any large emerging market economy may have a material adverse effect on our business, financial condition and results of operations.

        Global financial or economic crises or financial turmoil in any large emerging market country tend to adversely affect prices in equity markets of most or all emerging markets as investors move their money to more stable, developed markets. The Russian equity markets were highly volatile beginning in the second half of 2008, principally due to the impact of the global financial and economic crises on the Russian economy. Future financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment and adversely affect the economies of the countries in which we operate. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as foreign funding sources are withdrawn. For these reasons, our business, financial condition and results of operations may be materially adversely affected by any future global or Russian financial crises.

Inflation may increase our costs and exert downward pressure on our operating margin.

        The Russian economy has generally been characterized by high rates of inflation in recent years. According to the Russian Federal State Statistics Service, Rosstat, the annual inflation rate in Russia was 13.3% in 2008, 8.8% in 2009, 8.8% in 2010 and 3.8% in the first quarter of 2011, as measured by the consumer price index. Because substantially all of our operations are in Russia, our costs are sensitive to increases in prices in Russia. As a result, high rates of inflation increase our costs, and we cannot assure you that these increases in cost will not negatively impact our operating margin.

The legal system in Russia and other countries in which we operate can create an uncertain environment for investment and business activity that could have a material adverse effect on the value of our Class A shares, our business, financial condition and results of operations.

        The legal framework supporting a market economy remains new and in flux in Russia and the other countries in which we operate and, as a result, the relevant legal systems can be characterized by:

  •
  inconsistencies between and among laws and regulations;

  •
  gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

  •
  selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

  •
  limited judicial and administrative guidance on interpreting legislation;

  •
  relatively limited experience of judges and courts in interpreting recent commercial legislation;

  •
  a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

  •
  inadequate court system resources;

  •
  a high degree of discretion on the part of the judiciary and governmental authorities; and

  •
  poorly developed bankruptcy procedures that are subject to abuse.

        In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

        The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could have a material adverse effect on the value of our Class A shares and our business, financial condition and results of operations.

The legal framework governing internet services and e-commerce in Russia and the other countries in which we operate is not well developed, and we may be required to have additional licenses, permits or registrations, or to take additional actions in order to conduct our business, which may be costly or may limit our flexibility to run our business.

        Although we believe that we have all material licenses or permits required to conduct our business, court interpretations and the applicability of Russian commercial legislation and regulations in relation to our business can be ambiguous or contradictory and it is possible that the authorities may determine that we are required to have additional licenses, permits or registrations. In particular:

  •
  Current Russian law requires that a company hold a "telematics" license if it provides services for a fee by means of telecommunications services. We do not charge for the internet services we provide to our users and therefore believe we are not required to hold a telematics license; we do, however, generate revenue from ads directed to our users. It is possible that a Russian court or a government agency may construe our advertising revenue as an indirect "fee" and determine that we are required to hold a telematics license.

  •
  Russian businesses that use certain encryption technologies in their products and services may be required to obtain a license from the Russian Federal Security Service. We have recently obtained encryption licenses in connection with our Yandex.Money service, although we cannot assure you that that we will be able to maintain these licenses or ensure compliance with all applicable requirements. We could be subject to administrative liability if the relevant authorities were to determine that we delivered encryption services without proper authorization prior to the time when we obtained such licenses.

  •
  Russian law requires that "mass media" businesses be registered with the applicable governmental authority. Although Russian law does not specifically include internet enterprises in the list of mass media businesses, several internet businesses that publish news have been required to obtain an electronic mass media registration. Our principal operating subsidiary, which operates our search and most of our other user services, does not hold a mass media registration. As an aggregator of various news sources, we do not believe that we require a mass media registration for such services. If the applicable authorities were to determine otherwise, our principal operating subsidiary would be required to obtain an electronic mass media registration and may be required to pay fines for non-compliance. Obtaining and maintaining such registration may be burdensome and costly, and may adversely affect our business.

        We may have to apply for additional licenses, permits or registrations to comply with new or existing legal requirements, which may be costly or may limit our flexibility to run our business. If we fail to obtain and maintain required licenses, permits or registrations, we may face fines, penalties or sanctions. These may include a requirement that we cease certain of our business activities, administrative penalties or criminal prosecution of our officers. In addition, we might be unable to immediately comply with new regulations upon their implementation.

We may be subject to laws that impose restrictions on the collection and distribution of certain types of personal and other data via the internet, which may affect our ability to flexibly manage our business or make it more costly to do so, or subject us to fines or other penalties.

        Current law imposes restrictions on the distribution of satellite images of certain areas in Russia and the other countries in which we operate and imposes requirements with respect to the information provided by the traffic monitoring service we offer. If we were found to be in violation of any such restrictions, we may be forced to suspend such services or may potentially be subject to fines or other penalties.

        Collection and handling of personal data by any entity or person in Russia must be performed in compliance with certain requirements and restrictions, including obtaining written consent from the relevant individual and using technical and encryption means for the protection of personal data. In addition, subject to several exemptions, a notification must be made to the appropriate Russian governmental body, Roscomnadzor, to process personal data. We do not collect or perform any operations on our users' personal data, except when such collection or processing is necessary for the purposes of carrying out our contractual obligations to them. Due to the absence of established court practice and official guidelines on the application of exemptions, however, we cannot assure you that the regulator may not take a view that we nevertheless have to file a notification or comply with other requirements, which may affect our ability to flexibly manage our business or make it more costly to do so. Furthermore, the regulator has recently expressed the view that our subsidiary Yandex.Money should file a notification; we are currently evaluating this position.

Our Yandex.Money system may become subject to existing or new Russian banking regulations, which could impose additional costs or administrative burdens on us or could affect our ability to operate our Yandex.Money system.

        We understand that the Central Bank of Russia has expressed the view that an online payment service such as our Yandex.Money system is not subject to banking regulations. From time to time, however, various proposals are discussed in the Russian government that would subject Yandex.Money to such regulation. Legislation to regulate e-payment systems has been proposed and is currently being considered by the State Duma, the lower chamber of the Russian parliament. Such legislation, if adopted, may impose additional costs or administrative burdens on us. We cannot assure you that we will be able to operate our Yandex.Money system in compliance with such new legislation, if adopted, or existing banking regulations if they are deemed to apply to our service.

We may be subject to existing or new advertising legislation, which could restrict the types and relevance of the ads we serve, which would result in a loss of advertisers and therefore a reduction in our revenues.

        Russian law prohibits the sale and advertising of certain products, such as illegal drugs. In addition, advertising for certain regulated products and services may only be conducted by, or on behalf of, advertisers who otherwise possess the licences required to market and sell such products and services. Ads for certain products and services, such as alcohol, tobacco, pharmaceuticals and financial services, as well as ads aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure. The application of these laws to parties, such as our company, that merely serve or distribute such ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad-serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers we serve.

        The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted, to restrict the use of behavioral targeting in online advertising, this may significantly limit our ability to enhance the targeting of our advertising, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and therefore our revenues.

        Some older agreements with certain Yandex ad network partners contain provisions prohibiting them from showing text-based ads supplied by our competitors on the same page where our text-based ads appear, in order to avoid technical problems that previously arose from conflicting software code for multiple ad serving systems. Although we do not believe that such provisions are in violation of law, there is a possibility that the Russian antimonopoly authorities may take a different view, which may potentially subject us to fines or penalties.

Our need to comply with applicable Russian laws and regulations could hamper our ability to offer services that compete effectively with those of our foreign competitors and may adversely affect our business, financial condition and results of operations.

        Many of our global competitors, such as Google, Microsoft and Yahoo!, have their principal operations outside of Russia, putting them generally outside of the jurisdiction of Russian courts and government agencies, even though some of them have offices in Russia. Our systems and operations are located almost entirely in Russia. Russian laws and regulations that are applicable to us, but not to our foreign competitors, may impede our ability to develop and offer services that compete effectively with those offered by our foreign-based competitors and generally available worldwide over the internet. For example, our foreign competitors may be able to offer certain content that is now, or may in the future be, restricted by Russian law. Any inability on our part to offer services that are competitive with those offered by our foreign competitors may adversely affect our business, financial condition and results of operations.

Russian authorities could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

        The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that the anti-monopoly authorities have not to date addressed internet advertising in Russia. If and when they do so, they may conclude that, given our market share, we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with advertisers and Yandex ad network partners, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines of up to 15% of our annual revenues in the internet advertising market for the previous year. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our shares on NASDAQ.

        Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Our parent company Yandex N.V., whose Class A shares will be listed on the NASDAQ Global Market, is not covered by such requirement, as it is incorporated outside Russia. The Russian securities regulator, the Federal Service for Financial Markets, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia, and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurance that we will not experience pressure to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our shares on the NASDAQ Global Market.

The pending presidential election in Russia creates a degree of political and commercial uncertainty, which may adversely affect our ability to implement our business plan in the near term.

        The next presidential election in Russia is scheduled for March 2012 and we anticipate that there may be a degree of uncertainty regarding political, regulatory, administrative and commercial developments until that time. The effects of changes in government policy, if any, cannot be predicted, but could harm our business.

Businesses in Russia, especially high-profile companies, may be subject to aggressive application of contradictory or ambiguous laws or regulations, or to politically motivated actions, which could materially adversely affect our business, financial condition and results of operations.

        Many commercial laws and regulations in Russia are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. In addition, government authorities have a high degree of discretion in Russia and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. Such actions have included the termination or invalidation of contracts, withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company's stock price. Government officials may apply contradictory or ambiguous laws or regulations in ways that have a material adverse effect on our business, financial condition and results of operations. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia.

        High-profile businesses in Russia, such as ours, can be particularly vulnerable to politically motivated actions. Some Russian television broadcasters, for example, have experienced what some would characterize as politically motivated actions, including efforts to effect changes of control. Although we believe that our content neutrality lessens the risk of politically motivated actions against us, we cannot guarantee that we will not be affected by politically motivated actions that could materially adversely affect our operations. Moreover, although our Yandex.News service aggregates content by algorithm, without regard to viewpoint, other parties may perceive our Yandex.News service as reflecting a political viewpoint or agenda, which could subject us to politically motivated actions.

Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party.

        In May 2008, the Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" (the "Strategic Companies Law") came into force in Russia, which restricts foreign ownership of companies involved in certain strategically important activities in Russia. Although the internet is not an industry specifically covered by the Strategic Companies Law, companies that hold licenses to use encryption technologies are covered by this law. Our Yandex.Money subsidiary was recently granted encryption licenses and therefore this subsidiary is now covered by the Strategic Companies Law. As a result, our parent company, Yandex N.V., is likely covered by the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, or the acquisition of more than 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies, requires the prior approval of a Russian government committee chaired by the Prime Minister. In addition, foreign investors or their group companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning more than 50% of the voting power of a strategically important company. Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a notification requirement to the Federal Antimonopoly Service. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

        Because our parent company, which holds 100% of the shares of Yandex.Money, held such shares at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money is in compliance with the Strategic Companies Law. Given our ownership of Yandex.Money, however, our parent company is likely also subject to the Strategic Companies Law. If we are subject to the Strategic Companies Law, any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government international organization that seeks to acquire more than 25% of the voting power of our outstanding Class A and Class B shares (taken together) or any non-Russian party unaffiliated with any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that seeks to acquire more than 50% of the voting power of our outstanding Class A and Class B shares (taken together) would need to obtain the requisite approval of the Russian government committee. Moreover, a non-Russian government entity would be prohibited from acquiring more than 50% of the voting power of our outstanding Class A and Class B shares (taken together).

        These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "—Risks Related to Our Business and Industry—Our board of directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions," "—Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may delay or prevent change-of-control transactions," and "Description of Share Capital—Accumulation of Material Shareholdings in Our Company."

Businesses in Russia can be subject to aggressive actions by financial groups seeking to obtain control through the exercise of economic or political influence or government connections.

        Well-funded, well-connected financial groups and so-called "oligarchs" have, from time to time, sought to obtain operational control and/or controlling or minority interests in attractive businesses in Russia by means that have been perceived as relying on economic or political influence or government connections. We may be subject to such efforts in the future and, depending on the political influence of the parties involved, our ability to thwart such efforts may be limited.

Civil or military conflicts or material disruptions in the political relations between Russia and the other countries of the CIS may adversely affect investments in Russia, which may cause the market price of our Class A shares to decline.

        Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between Russia and other countries of the CIS, and in regions of the Russian Federation, such as Chechnya. Moscow experienced terrorist attacks in 2010 and early 2011, for example, that were perceived as being politically motivated. In addition, the relationship between Russia and Ukraine has experienced extended periods of strain. Political tensions, military conflicts or other material disruptions in Russia or between Russia and other CIS countries can adversely affect prices of shares of companies operating in Russia and, as a result, may cause the market price of our Class A shares to decline.

The Russian banking and financial system remains less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

        Russia's banking and other financial systems are less well developed and regulated than in some more developed markets, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Russian banks generally do not meet international banking standards, and the transparency of the Russian banking sector lags behind international norms.

        As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Some of our counterparties provide limited transparency in their operations, which could subject us to greater scrutiny and potential claims from government authorities.

        We do business with a number of companies, especially small companies, that do not always operate in a fully transparent manner and that may engage in aggressive or otherwise questionable practices with respect to tax obligations or compliance with other legal requirements. We have on occasion been approached by government authorities regarding potential tax claims or other compliance matters in connection with such transactions. As a larger and more transparent company with greater resources than such counterparties, governmental authorities may seek to collect taxes and/or penalties from us in relation to such transactions on the basis that we had knowledge of or aided such practices even when we did not.

Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and results of operations.

        There have been significant changes to the Russian taxation system in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new chapters of the Tax Code of the Russian Federation. Russian tax authorities have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, can lead to penalties. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations, financial condition or cash flows in a particular period.

        The tax environment in Russia historically has been complicated by contradictions in Russian tax law. For example, tax laws are unclear with respect to the deductibility of certain expenses and, at times, we may have taken a position that may be considered aggressive by tax authorities, but that we consider to be in compliance with current law. This uncertainty could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance. Generally, taxpayers are subject to inspection of their activities for a period of three calendar years immediately preceding the year in which an audit is carried out. Tax audits are routinely undertaken at least every two years. The tax authorities have completed an audit of our principal Russian subsidiary for the years 2005-2007 and claimed that we owed an additional RUR 20 million in respect of tax underpayments, interest and penalties. We have paid an aggregate of RUR 14 million in a final resolution of these matters. A tax audit of our principal Russian subsidiary for the years 2008-2009 is currently underway.

        In October 2006, the Supreme Arbitration Court of the Russian Federation issued a ruling that introduced the concept of an "unjustified tax benefit," which is a benefit that may be disallowed for tax purposes. Specific examples cited by the court include benefits obtained under transactions lacking a business purpose (i.e., when the only purpose of a deal or structure is to derive tax benefits). The tax authorities are actively seeking to apply this concept when challenging tax positions taken by taxpayers. Although the intention of the ruling was to combat tax abuse, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the court. In addition, the tax authorities and the courts have indicated a willingness to interpret broadly the application of criminal responsibility for tax violations.

        The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia or fines, penalties and enforcement measures. This may materially adversely affect our business, financial condition and results of operations.

Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty.

        In accordance with Russian legislation, dividends paid by a Russian entity to a nonresident shareholder that is a legal entity are subject to Russian withholding tax at the rate of 15%. The Netherlands-Russia tax treaty generally reduces that rate to 5% for corporate shareholders that are tax resident in the Netherlands, provided that they do not have a permanent establishment in Russia and that certain other conditions, which we believe we satisfy, are met.

        Yandex N.V. is incorporated in the Netherlands and our principal operating subsidiaries are incorporated in Russia. Our management seeks to ensure that we conduct our affairs in such a manner that our parent company is not regarded as tax resident in any jurisdiction other than the Netherlands and, in particular, is not deemed to be a tax resident of, or to have a permanent establishment in, Russia. Thus, dividends paid from our Russian operating subsidiaries to our parent company should generally be subject to Russian withholding tax at a 5% rate. If our parent company were not treated as a Dutch resident for tax purposes or if it were deemed to have a permanent establishment in Russia, or if the Russian tax authorities were to determine that other conditions for the application of the 5% rate are not met, dividends paid from our Russian operating subsidiaries to our parent company would be subject to Russian withholding tax at the rate of 15%. Prior to our corporate reorganization in 2007, our parent company was incorporated in Cyprus and dividends were paid to that company in reliance on similar provisions under the Cyprus-Russia tax treaty.

        Our Russian operating subsidiaries have paid dividends to our parent company in reliance on the provisions of both the Netherlands-Russia tax treaty and the Cyprus-Russia tax treaty. Russian tax rules, however, are characterized by significant ambiguities and limited interpretive guidance and are subject to change, and we can provide no assurance that dividend withholding tax relief may not be challenged by the Russian tax authorities based on the grounds mentioned above. Furthermore, Russian tax rules regarding residency are currently under review and may change, thus triggering changes in taxation of dividends from our Russian subsidiaries to our parent company in the future.

We may be required to record a significant deferred tax liability if we are unable to reinvest our earnings in Russia.

        Our principal Russian operating subsidiary has significant accumulated earnings that have not been distributed to our Dutch parent company. We currently only provide for dividend withholding taxes on 50% of the current year profit of our principal Russian operating subsidiary before we decide on the actual current year distribution because our inter-company dividend policy stipulates distribution of up to 50% of the current net profit for the year to our Dutch parent company. We currently deem any earnings remaining after our annual distribution to be permanently reinvested by our principal Russian operating subsidiary outside of the Netherlands and, accordingly, we have not recorded a deferred tax liability on these unremitted earnings. If circumstances change and we are unable to reinvest in that subsidiary's current operations or acquire suitable businesses in Russia, U.S. GAAP would require us to record a deferred tax liability representing the dividend withholding taxes that we would be required to pay if this subsidiary were to pay these unremitted accumulated earnings to our Dutch parent company as a dividend, even if such dividends were not actually declared and paid. As of March 31, 2011, the cumulative amount of unremitted earnings in respect of which dividend withholding taxes have not been provided is RUR 7.80 billion. We expect that the applicable withholding tax rate is 5% and estimate that the amount of the unrecognized deferred tax liability related to these unremitted earnings was RUR 390 million as of March 31, 2011. We expect the amount of unremitted earnings to grow as our principal Russian operating subsidiary continues to generate net income. If we were required to record a deferred tax liability on an amount subsequently made available for distribution it may have a material adverse effect on our results of operations.

Ambiguities in Russian law regarding payments to individuals who are Yandex ad network partners may create employment-related tax obligations or require us to limit network partnership and may adversely affect our business, financial condition and results of operations.

        Ambiguities in Russian law make it difficult to structure payments to third-party individuals without creating a deemed employer-employee relationship. Many of our Yandex ad network partners are individuals who own and operate their own websites. We have contractual relationships with third parties, including advertising agencies, who act as aggregators and that make payments to individual Yandex ad network partners for the fees to which they are entitled in connection with the ads we serve on their websites. In the event that an aggregator fails to make any required tax withholding or otherwise comply with applicable laws in respect of such payments, the authorities might seek to hold us liable. In addition, because of ambiguities in the law, a Russian court or agency might elect to disregard these aggregators and construe our indirect payments to any such individual as creating an employer-employee relationship between us and that individual, with associated tax obligations. If Russian law were interpreted in such a way, and if we were not able to develop a method of paying individual partners without triggering this law, we would most likely limit partnership in the Yandex ad network to legal entities and businesses to reduce our exposure to potential liability. This would result in fewer partners in the Yandex ad network, and may adversely affect our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of our Class A Shares

There has been no public market for our Class A shares prior to this offering, and you may not be able to resell our Class A shares at or above the price you paid, or at all.

        Prior to this initial public offering, there has been no public market for our Class A shares. Our Class A shares have been approved for listing on the NASDAQ Global Market. If an active trading market for our Class A shares does not develop after this offering, the market price and liquidity of our Class A shares will be materially and adversely affected.

        The initial public offering price for our Class A shares will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our Class A shares after the initial public offering. We cannot assure you that an active trading market for our Class A shares will develop or that the market price of our Class A shares will not decline below the initial public offering price.

The price of our Class A shares may be highly volatile and market fluctuations specific to high-growth technology companies may affect the performance of our Class A shares and could expose us to potential securities litigation, which could result in substantial costs and a diversion of our management's attention and resources.

        The market for technology and other growth companies has experienced severe price and volume fluctuations that have often been disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following listing. These broad market and industry factors may impact the market price of our Class A shares regardless of our actual operating performance.

        The trading price of our Class A shares following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

  •
  quarterly variations in our results of operations or those of our competitors;

  •
  announcements of technological innovations or new services and media properties by us or our competitors;

  •
  the emergence of new advertising channels in which we are unable to compete effectively;

  •
  changes in governmental regulations;

  •
  disruption to our operations or those of our partners;

  •
  our ability to develop and launch new and enhanced services on a timely basis;

  •
  commencement of, or our involvement in, litigation;

  •
  any major change in our directors or management;

  •
  changes in earnings estimates or recommendations by securities analysts;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us; or

  •
  general economic conditions and slow or negative growth of related markets.

        Additionally, volatility or a lack of positive performance in the price of our Class A shares may adversely affect our ability to retain key employees, some of whom have been granted share options.

        In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

The concentration of voting power with our existing shareholders, including our founders, directors and senior management, will limit your ability to influence corporate matters.

        Our Class B shares have ten votes per share and our Class A shares, which are the shares being sold in this offering, have one vote per share. We anticipate that, following this offering, our existing shareholders will together hold all of our outstanding Class B shares, representing          % of the voting power of our outstanding shares. Furthermore, our founders, directors and senior management (and their affiliates) will together own          % of our outstanding Class B shares and          % of our outstanding Class A Shares, representing          % of the voting power of our outstanding shares. In particular, following this offering, our two founders, Mr. Volozh and Mr. Segalovich, will directly or indirectly control          % of our outstanding Class B shares and          % of our outstanding Class A Shares, representing          % of the voting power of our outstanding shares. For the foreseeable future, therefore, our existing shareholders will have significant influence over the management and affairs of our company and over all matters requiring shareholder approval, including the election of directors, the amendment of our articles of association and significant corporate transactions, such as a sale of our company or its assets. Because of this multiple class structure, these persons will continue to exert significant control over all matters submitted to our shareholders for approval even if they come to own fewer than 50% of our outstanding shares by number.

        In addition, our principal shareholders are parties to a shareholders agreement that, among other things, requires them to vote to elect those directors nominated by our board of directors for election or re-election, and limits the ability of the parties to the shareholders agreement to vote in favor of amendments of the anti-takeover provisions of our articles of association. See "Related-Party Transactions—Shareholders Agreement." This concentrated control will limit your ability to influence decisions on corporate matters. We may take actions that our public shareholders do not view as beneficial or as maximizing value for them. As a result, the market price of our Class A shares may be adversely affected. See "Description of Share Capital—Priority Share" and "—Accumulation of Material Shareholdings in our Company."

Our board of directors and our priority shareholder have the right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary, which may prevent or delay change-of-control transactions.

        Our board of directors has the right, acting by simple majority, to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of shares representing 25% or more, in number or voting power, of our outstanding Class A and Class B shares (taken together). If our board grants its approval of such share accumulation, the matter is then submitted to the holder of our priority share, which has a further right of approval of such accumulation of shares. In addition, any decision by our board of directors to transfer all or substantially all of our assets to one or more third parties, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the priority shareholder.

        Any holding, transfer or acquisition by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of Class B shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), without the prior approval of our board of directors, first, and then the priority shareholder, will be null and void. The acquisition of shares in excess of the thresholds permitted by our articles of association will be subject to certain notification requirements set forth in our articles of association. Failure to comply with those terms would render the transfer of such shares null and void. In addition, the holders of such shares would not be entitled to the dividend or voting rights attached to their excess shares. The rights of our board of directors and our priority shareholder to approve accumulations of stakes in our company may prevent or delay change-of-control transactions.

Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may prevent or delay change-of-control transactions.

        In addition to the rights of our board and of the priority shareholder to approve the accumulation of stakes of 25% or more, as described above, our multiple class share structure may discourage others from initiating any potential merger, takeover or other change-of-control transaction that our public shareholders may view as beneficial. Our articles of association also contain additional provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

  •
  the staggered three-year terms of our directors, as a result of which only one-third of our directors will be subject to election in any one year;

  •
  a provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;

  •
  the authorization of a class of preference shares that may be issued by our board of directors in such a manner as to dilute the interest of any potential acquirer;

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

  •
  minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be very difficult for Class A shareholders to meet given our multiple class share structure; and

  •
  supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

        In addition, the provisions of the shareholders agreement described above could have the effect of preventing or delaying a takeover of our company. See "Related-Party Transactions—Shareholders Agreement."

        The Dutch public offer rules, which impose substantive and procedural requirements in connection with the attempted takeover of a Dutch public company, only apply in the case of Dutch target companies that have shares listed on a regulated market within the European Union. We are not listing our shares, and do not expect to list our shares, on a regulated market within the European Union, and therefore these rules will not apply to any public offer for our Class A shares.

We expect that only a relatively small percentage of our ordinary shares will be publicly traded following this offering, which may limit the liquidity of your investment and may have a material adverse effect on the price of our Class A shares.

        After this offering,          % of our ordinary shares, representing          % by number of our outstanding ordinary shares and          % by voting power, will be held by parties other than our founders, directors, senior management, existing shareholders holding 5% or more of our ordinary shares (by number or by voting power), and their respective affiliates. As a result, we expect that only a relatively small number of our ordinary shares will be actively traded in the public market following this offering. Reduced liquidity may have a material adverse effect on the price of our Class A shares.

You will not be able to trade our Class A shares on any exchange outside the United States.

        Our Class A shares will be listed only in the United States on the NASDAQ Global Market and we have no plans to list our Class A shares in any other jurisdiction. As a result, a holder of our Class A shares outside the United States may not be able to effect transactions in our Class A shares as readily as the holder may if our securities were listed on an exchange in that holder's home jurisdiction.

The sale of a substantial number of our Class A shares following this offering may cause the market price of our Class A shares to decline.

        Sales of a substantial number of shares in the public market may occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. Our sale or the resale by our shareholders of shares (or a market expectation of such sales) after this offering may cause the market price of our Class A shares to decline. After this offering, we will have outstanding          Class A shares and          Class B shares (which are freely convertible into Class A shares at any time). Of these, the          Class A shares sold in this offering will be freely transferable without restriction. The remaining           Class A shares and all the Class B shares, or          % of our outstanding shares by number after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under U.S. federal securities laws with respect to affiliate sales, in the near future as set forth in "Shares Eligible for Future Sale" and "Underwriting" below.

We may apply the proceeds we receive from this offering to uses that do not improve our results of operations or increase the value of your investment.

        We anticipate that we will use the net proceeds to us from this offering for general corporate purposes, including investments in technology infrastructure. We may also use a portion of the net proceeds for the acquisition of, or investments in, technologies, teams or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or make any such investments.

        Pending such uses, we may be limited in the types of investments we can make with the proceeds in order to comply with the requirements of the U.S. Investment Company Act of 1940. As a result, these proceeds could be applied in ways that do not improve our results of operations or increase the value of your investment.

You will experience immediate and substantial dilution in the net tangible book value of shares purchased.

        The initial public offering price per share will be substantially higher than the net tangible book value per share prior to the offering. Consequently, when you purchase shares in the offering at the assumed initial public offering price, you will incur immediate dilution of $          per share. See "Dilution."

Investors who purchase securities outside of the United States should not rely on certain remedies under U.S. securities laws.

        Shares initially offered and sold outside the United States are not being registered under the Securities Act for the purpose of sales outside the United States. Investors who purchase shares offered and sold outside the United States should therefore not rely on the availability of remedies under U.S. securities laws which flow from the registration of the offering in the United States under the Securities Act.

We intend to rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder will differ from the rights you would have as a shareholder of a domestic U.S. issuer.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. We intend to follow Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. In accordance with Dutch law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Although we do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

We do not comply with all the provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.

        As a Dutch company we are subject to the Dutch Corporate Governance Code, or DCGC. The DCGC contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Market. The principles and best practice provisions apply to the board (in relation to role and composition, conflicts of interest and independency requirements, board committees and remuneration), shareholders and the general meeting of shareholders (for example, regarding anti-takeover protection and obligations of the company to provide information to its shareholders) and financial reporting (such as external auditor and internal audit requirements). We do not comply with all the provisions of the DCGC. See "Description of

Share Capital—Corporate Governance." This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

A legislative proposal is pending in the Netherlands to introduce a one-tier board structure into Dutch law. If introduced, we may have to change certain board procedures and our board composition.

        We currently have a one-tier board with executives and non-executives. Though a one-tier board is not uncommon for Dutch companies, there is no statutory basis for this. A legislative proposal is pending in the Netherlands to introduce into Dutch law a one-tier board structure. If introduced, we may have to change our board composition to reflect restrictions contained in the legislative proposals on the maximum number of board memberships an individual may hold and a requirement that 30% of the members of a company's board of directors must be women.

Risks for U.S. Holders

We cannot assure you that we will not be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

        Based on our estimated gross income and average value of our gross assets (taking into account the assumed initial public offering price of our shares in this offering and the expected price of our shares following the offering) and the nature of our business, we do not expect to be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax for the 2011 tax year or in the foreseeable future. However, our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Class A shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our Class A shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Taxation—Taxation in the United States—U.S. federal income tax consequences to U.S. holders—Passive foreign investment company considerations."

Any U.S. or other foreign judgments you may obtain against us may be difficult to enforce against us in Russia or the Netherlands.

        We have only very limited operations in the United States, most of our assets are located in Russia, our company is incorporated in the Netherlands, and some of our directors and most of our senior management are located outside the United States. As a result, it may be difficult to serve process on us or these persons within the United States. Although arbitration awards are generally enforceable in Russia and the Netherlands, and as a matter of court practice Russian courts may elect to enforce foreign court judgments as a matter of international reciprocity and judicial comity, you should note that judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in Russia or the Netherlands. There is no mutual recognition treaty between the United States and the Russian Federation or the Netherlands, and no Russian federal law or Dutch law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia or the Netherlands. See "Enforceability of Civil Liabilities."

The rights and responsibilities of our shareholders are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

        Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our board of directors under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of its duties, our board of directors is required by Dutch law to consider the interests of Yandex, its shareholders, its employees and other stakeholders and not only those of our shareholders. Also, as a Dutch company, we are not required to solicit proxies or prepare proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for U.S.-style proxy solicitations and, even though Dutch law accommodates voting by proxy, the solicitation of proxies is not a widely used business practice in the Netherlands.

        In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See "Description of Share Capital—Differences in Corporate Law."

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

        We may from time to time distribute rights to our shareholders, including rights to acquire our securities. We will not offer those rights to U.S. shareholders unless both the rights and the underlying securities to be distributed to U.S. shareholders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of shares. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our Class A shares may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. Words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," "may" or other words that convey judgments about future events or outcomes indicate such forward-looking statements. Forward-looking statements in this prospectus may include statements about:

  •
  the expected growth of the internet search market and the number of internet and broadband users in the countries in which we operate;

  •
  competition in the internet search market in the countries in which we operate;

  •
  our anticipated growth and investment strategies;

  •
  our future business development, results of operations and financial condition;

  •
  expected changes in our margins and certain cost or expense items as a percentage of our revenues;

  •
  our ability to attract and retain users, advertisers and partners; and

  •
  future advertising supply and demand dynamics.

        The forward-looking statements included in this prospectus are subject to risks, uncertainties and assumptions. Our actual results of operations may differ materially from those stated in or implied by such forward-looking statements as a result of a variety of factors, including those described under "Risk Factors" and elsewhere in this prospectus.

        We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

        You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PRESENTATION OF MARKET DATA AND OTHER INFORMATION

        This prospectus includes market data reported by a number of third-party sources:

Economic Data

  •
  Russian Federal State Statistics Service (Rosstat). Economic statistics from Rosstat included in this prospectus are extracted from an online database made available by Rosstat on its website (http://www.gks.ru) as of February 22, 2011.

  •
  Euromonitor International. Economic statistics reported by Euromonitor International included in this prospectus are extracted from a report by Euromonitor International and are dated January 2011.

Internet Search, Internet Usage and Broadband Access

  •
  comScore. comScore provides syndicated and custom solutions in online audience measurement, e-commerce, advertising, search, video and mobile and offers dedicated analysts with digital marketing and vertical-specific industry expertise. Data from comScore included in this prospectus are extracted from a report by comScore dated April 2011.

  •
  Liveinternet.ru. This market research firm reports internet usage data in Russia based on counters installed on participating websites. With respect to Liveinternet.ru data, we use the term "market share" and similar expressions to mean visits by users with Russian internet protocol addresses originating from a particular search engine as a percentage of all visits originating from search engines to websites with Russian domain names. Data from Liveinternet.ru included in this prospectus are extracted from an online database made available by Liveinternet.ru as of April 27, 2011.

  •
  TNS Global. TNS uses software meters to collect data from a panel of Russians aged 12-54 regarding visits to participating websites, and excludes google.ru and google.com, which do not participate. The TNS panel is designed to represent only internet traffic generated from users in Russia (and therefore effectively ignores traffic to Russian websites that originates outside Russia). Data from TNS included in this prospectus are extracted from a report provided by TNS dated March 2011.

  •
  Euromonitor International. Euromonitor International defines internet users as those using the internet from any device (including mobile phones) in the past 12 months and generally covers users between the age of 15-74. Internet user statistics provided by Euromonitor International included in this prospectus are extracted from a report by Euromonitor International dated December 2010.

  •
  Public Opinion Foundation of Russia (FOM). FOM measures internet penetration in Russia as the number of internet users aged 18 and older as a percentage of the total population aged 18 and older. Data from FOM included in this prospectus are extracted from a report commissioned by us, and published online by FOM on March 16, 2011.

  •
  GroupM. Data by GroupM included in this prospectus are contained in a survey by GroupM dated Summer 2010.

        Data on internet users and penetration from the sources listed above may not be directly comparable due to differing metrics and measurement methods.

Mobile Phone Usage and Mobile Advertising

  •
  ComNews. Data reported by ComNews included in this prospectus are extracted from a report by ComNews dated May 2010.

  •
  IDC. Mobile internet subscriber data reported by IDC included in this prospects are extracted from a report by IDC dated April 2011.

  •
  Starcom MediaVest. Mobile advertising data reported by Starcom MediaVest are extracted from a report by Starcom MediaVest dated August 2010; provided to eMarketer, August 2010.

Advertising Expenditures

  •
  ZenithOptimedia. This market research firm measures online and offline advertising spending worldwide, based on the historical advertising expenditure figures from the source or sources in each country that the firm judges to be the most reliable. ZenithOptimedia data on advertising spend are generally net of agency discounts and commissions, to the extent possible in each country. The figures include agency commissions and VAT, and exclude production costs and discounts. Data from ZenithOptimedia included in this prospectus are extracted from a report by ZenithOptimedia dated April 2011.

  •
  GroupM. Data reported by GroupM for Russian text-based and display advertising revenues and forecasts included in this prospectus are extracted from a report by GroupM dated Summer 2010.

  •
  AKAR. Data on advertising expenditures in Russia from the Russian Association of Communications Agencies (AKAR) are extracted from the AKAR website as of April 27, 2011.

eCommerce Market

  •
  IDC. Data reported by IDC on the business-to-business and business-to-consumer eCommerce market included in this prospectus are provided by IDC in a report dated April 2011.

Financial Statements

        Currently, we present our financial statements in Russian rubles. Historically, our financial statements were presented in U.S. dollars. Our consolidated balance sheets as of December 31, 2006 and 2007 and consolidated financial statements for the years ended December 31, 2006 and 2007 were originally presented in U.S. dollars and were audited. When we re-presented these financial statements to reflect a change in our reporting currency to Russian rubles, we did not have them re-audited.

Other Information

        Unless otherwise indicated:

  •
  the terms "we," "us," "our" and "Yandex" refer to Yandex N.V. (and for periods prior to the corporate reorganization of our group in 2007, Yandex Technologies Limited, a Cypriot company and the former ultimate holding company of our group), together with its direct and indirect subsidiaries, and references to "our company" refer to Yandex N.V. (or Yandex Technologies Limited, as the case may be) alone, unless the context otherwise requires;

  •
  "shares" refer to our Class A, Class B and/or Class C ordinary shares;

  •
  all references to a percentage of shares outstanding, whether by number or by voting power, excludes any Class C ordinary shares outstanding from time to time because those shares are held only by our conversion foundation and will be repurchased by us promptly upon issuance and cancelled at our next general meeting of shareholders. See "Description of Share Capital—Ordinary Shares—Transfer and Conversion of Ordinary Shares;"

  •
  information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase an aggregate of up to an additional          Class A shares from us and the selling shareholders;

  •
  references to "U.S. dollars," "dollars" and "$" are to the legal currency of the United States; references to "euro" or "€" are to the legal currency of the European Monetary Union; and references to "RUR" or "ruble" are to the legal currency of the Russian Federation; and

  •
  all references to a fiscal year refer to our fiscal year ended or ending March 31 of that year.

        This prospectus contains some of our registered and unregistered trademarks and service marks, including "Yandex," "Yandex.Money" and "Yandex.Narod." Certain other trademarks and service marks appearing in this prospectus are the property of their respective holders.

        Certain financial statement ruble amounts have been translated, solely for the convenience of the reader, into U.S. dollars at a rate of RUR 28.4290 to $1.00, the official exchange rate quoted as of March 31, 2011, by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated. On April 26, 2011, the exchange rate was RUR 27.99 to $1.00.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of $           million, or $           million if the underwriters exercise their option to purchase additional Class A shares in full, based upon an assumed initial public offering price of $          per Class A share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting underwriting discounts and any offering expenses payable by us. We will not receive any of the proceeds from sales of Class A shares by the selling shareholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $          per Class A share would increase (decrease) the net proceeds to us from this offering by approximately $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of Class A shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $           million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We are conducting this offering in order to provide liquidity for our existing shareholders, to enhance the profile of our company through a public market listing, and to raise funds that will increase our financial flexibility. We intend to use the net proceeds to us from this offering for general corporate purposes, including investments in technology infrastructure, particularly new servers and data centers. We may also use a portion of the net proceeds for the acquisition of, or investments in, technologies, teams or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or make any such investments. We have no specific plans or commitments with respect to the proceeds to us of this offering, and therefore are unable to quantify the allocation of such proceeds among various potential uses at this time. Our management will retain broad discretion in the allocation and use of the net proceeds to us of this offering. Pending such decisions, we intend to invest such proceeds in investment-grade, interest-bearing securities or bank deposits.

DIVIDEND POLICY

        We do not have any present plan to pay cash dividends on our shares in the near term. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

        We have paid dividends on our shares in the past to provide some liquidity to our founding shareholders. Since January 1, 2006, we declared cash dividends in U.S. dollars of: $5.0 million in the aggregate, or $0.02 per share, on May 12, 2006; $10.0 million in the aggregate, or $0.03 per share, on November 21, 2006; $10.0 million in the aggregate, or $0.03 per share, on December 12, 2007; $19.5 million in the aggregate, or $0.06 per share, on November 6, 2008; and $30.0 million in the aggregate, or $0.10 per share, on July 26, 2010. All dividends were paid in full shortly after their declaration.

        If and when we pay dividends in the future, they will be payable on a pari passu basis on the outstanding Class A and Class B shares and the priority share. Although our Class C shares are technically entitled to a maximum dividend of €0.01 per share when we declare dividends on our Class A and Class B shares, we intend to repurchase all Class C shares issued upon conversion of our Class B shares promptly following their issuance such that no dividends would be payable on our Class C shares.

        Cash dividends on our shares, if any, will be paid in U.S. dollars. See "Description of Share Capital—Ordinary Shares—Dividends."

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and term deposits and capitalization as of March 31, 2011:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to

  •
  the sale by us of          Class A shares in this offering at an assumed initial public offering price of $          per Class A share (the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

  •
  the exercise of options to purchase          Class A shares in connection with the offering by certain selling shareholders and the receipt by us of proceeds of $          from the exercise of these options; and

  •
  the conversion of          Class B shares into Class A shares for purposes of sale by certain selling shareholders in this offering.

        This table should be read with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2011
	Actual		Pro Forma
	(in millions, except share and per share data)
	RUR	$	RUR	$
Cash and cash equivalents	3,154	110.9
Term deposits (current and non-current)	3,574	125.7

Shareholders' equity:
Ordinary shares:
Class A shares, €0.01 par value per share, 4,539,525,900 shares authorized and 30,058,714 shares issued and 30,051,214 shares outstanding, actual; 2,000,000,000 shares authorized and shares issued and outstanding, pro forma; Class B shares, €0.10 par value per share, 302,635,060 shares authorized and 273,764,304 shares issued and outstanding, actual; 273,764,304 shares authorized and shares issued and outstanding, pro forma; Class C shares, €0.09 par value per share, 302,635,060 shares authorized and 2,299,141 shares issued, actual; 276,063,44 shares authorized and shares issued, pro forma	972	34.2
Priority share, €1 par value per share, 1 share authorized and outstanding, actual; 1 share authorized and outstanding, pro forma	—	—	—	—
Preference shares, €0.01 par value per share, no shares authorized or outstanding, actual; 2,000,000,001 shares authorized and no shares outstanding, pro forma	—	—	—	—
Additional paid-in capital	529	18.6
Accumulated other comprehensive income	13	0.5
Retained earnings	8,848	311.2

Total shareholders' equity/capitalization	10,362	364.5

The table above excludes:

  •
  shares issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $          per share. These consist of options that may be exercised for an aggregate of either          Class A or Class B shares (depending on whether the option holders elect to sell or hold their shares), and options that may be exercised for an aggregate of          Class A shares only. See "Management—Compensation—Share Options;"

  •
  306,000 Class A shares issuable upon the exercise of options that we will grant on the closing of this offering to employees and non-executive directors at an exercise price per share equal to the offering price; and

  •
  Class A shares reserved for future issuance (but not currently outstanding) under our Amended and Restated 2007 Share Option Plan.

DILUTION

        The net tangible book value of Yandex as of March 31, 2011, was RUR            million ($           million), or RUR           per share ($          per share). Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares outstanding as of March 31, 2011.

        After giving effect to the sale by us of          Class A shares in this offering at an assumed initial public offering price of $          per Class A share (the midpoint of the estimated price range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2011, would have been $           million, or $          per share. This amount represents an immediate increase in net tangible book value of $          per share to our existing shareholders and an immediate dilution in net tangible book value of $          (or          %) per share to new investors purchasing Class A shares in this offering at the assumed initial public offering price. We determine dilution by subtracting the adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a Class A share. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per Class A share		$
Net tangible book value per share as of March 31, 2011	$
Increase per share attributable to new investors in this offering

Pro forma net tangible book value per share as of March 31, 2011 after giving effect to this offering

Dilution per Class A share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $          per Class A share would increase (decrease) the pro forma net tangible book value, as adjusted to give effect to this offering, by $          per share and increase (decrease) the dilution to new investors by $          per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us. If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our shares, as adjusted to give effect to this offering, would be $          per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $          per Class A share.

        The table below summarizes as of March 31, 2011, on a pro forma basis as described above, the number of our Class A and Class B shares, the total consideration and the average price per share (a) paid to us by existing shareholders and (b) to be paid by new investors purchasing our Class A shares in this offering at an assumed initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

				Total Consideration
	Shares Purchased
							Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors

Total		100.0%		$	100.0%

        The total number of shares reflected in the discussion and tables above is based on          Class A shares and          Class B shares outstanding as of March 31, 2011. The discussion and tables above assume no exercise of any outstanding share options other than options to purchase          Class A shares to be exercised in connection with the offering by certain selling shareholders at a weighted average exercise

price of $          per share, which shares will be sold in this offering. Excluding those options, as of the date of this prospectus, there are (1)            shares issuable upon exercise of outstanding options at a weighted average exercise price of $          per share,          of which may be exercised to purchase either Class A or Class B shares and          of which can only be exercised to purchase Class A shares and (2) 306,000 Class A shares issuable upon the exercise of options that we will grant on the closing of this offering to employees and non-executive directors at an exercise price per share equal to the offering price. Based upon the shares outstanding upon the closing of this offering, and the number of shares issuable upon exercise of outstanding options at the closing of this offering, there are          Class A shares available for future issuance upon the exercise of future grants under our Amended and Restated 2007 Share Option Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

        Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to          shares, or          % of the total number of shares outstanding after this offering, and will increase the number of shares held by new investors to          shares, or          % of the total number of shares outstanding after this offering. In addition, if the underwriters' over-allotment option is exercised in full, the number of shares held by the existing shareholders after this offering would be reduced to          % of the total number of shares outstanding after this offering, and the number of shares held by new investors would increase to          shares, or          % of the total number of shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated statements of income data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2008 are derived from our audited consolidated financial statements that are not included in this prospectus. The selected consolidated statements of income data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our unaudited consolidated financial statements, presented in Russian rubles, that are not included in this prospectus. Those consolidated financial statements were originally presented in U.S. dollars and audited. When we re-presented those financial statements in Russian rubles, we did not have them re-audited.

        Ruble amounts have been translated into U.S. dollars at a rate of RUR 28.4290 to $1.00, the official exchange rate quoted as of March 31, 2011 by the Central Bank of the Russian Federation. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated, and have been provided solely for the convenience of the reader. On April 26, 2011, the exchange rate was RUR 27.99 to $1.00.

        The selected consolidated statements of income data for the three months ended March 31, 2010 and 2011 and the selected consolidated balance sheet data as of March 31, 2011 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared using the same accounting principles and on the same basis as the year-end financial statements and include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements.

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The selected consolidated financial data as of each date and for each period presented are prepared in accordance with U.S. GAAP. These historic financial results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,						Three months ended March 31,
	2006	2007	2008	2009	2010		2010	2011
	RUR	RUR	RUR	RUR	RUR	$	RUR	RUR	$
	(in millions, except share and per share data)
Consolidated statements of income data:
Revenues:	1,974	4,249	7,649	8,729	12,500	439.7	2,355	3,894	137.0
Operating costs and expenses:
Cost of revenues(1)	165	704	1,701	2,086	2,585	90.9	539	894	31.4
Product development(1)	217	503	1,013	1,619	2,073	72.9	486	723	25.5
Sales, general and administrative(1)	416	695	1,250	1,474	1,838	64.7	372	628	22.1
Depreciation and amortization	114	295	600	912	1,181	41.5	259	377	13.3

Total operating costs and expenses	912	2,197	4,564	6,091	7,677	270.0	1,656	2,622	92.3
Income from operations	1,062	2,052	3,085	2,638	4,823	169.7	699	1,272	44.7
Interest income	18	31	86	67	156	5.5	28	34	1.2
Other income/(expense), net	19	(4)	208	(23)	24	0.8	(57)	(254)	(8.9)

Net income before income taxes	1,099	2,079	3,379	2,682	5,003	176.0	670	1,052	37.0
Provision for income taxes	288	559	947	672	1,186	41.7	163	232	8.2

Net income	811	1,520	2,432	2,010	3,817	134.3	507	820	28.8

Net income per Class A and Class B share:
Basic	2.69	5.03	8.04	6.63	12.56	0.44	1.67	2.70	0.09

Diluted	2.68	4.99	7.93	6.52	12.37	0.44	1.65	2.60	0.09

Weighted average number of ordinary shares outstanding:
Basic	301,616,756	302,188,236	302,489,809	303,109,083	303,817,388	303,817,388	303,815,518	303,815,518	303,815,518
Diluted	303,088,016	304,676,596	306,893,587	308,156,196	308,580,600	308,580,600	306,964,554	315,230,574	315,230,574

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense of:

Cost of revenues	2	2	6	10	16	0.6	4	6	0.2
Product development	11	9	42	60	87	3.1	18	32	1.1
Sales, general and administrative	11	26	92	139	57	2.0	11	32	1.1

	As of December 31,						As of March 31,
	2006	2007	2008	2009	2010		2011
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
	(in millions)
Consolidated balance sheet data:
Cash and cash equivalents(1)	90	596	2,258	2,405	3,371	118.6	3,154	110.9
Term deposits (current and non-current)	313	312	290	1,897	3,574	125.7	3,574	125.7
Total assets	1,126	3,154	5,977	8,446	12,617	443.8	13,587	477.9
Total current liabilities	286	936	1,610	1,850	2,937	103.3	3,161	111.1
Total non-current liabilities	12	50	48	60	65	2.3	64	2.3
Total shareholders' equity	828	2,168	4,319	6,536	9,615	338.2	10,362	364.5

(1)
As of December 31, 2006, 2007, 2008, 2009 and 2010 and March 31, 2011, our cash and cash equivalents, included nil, RUR 268 million, RUR 427 million, RUR 563 million, RUR 826 million ($29.1 million) and RUR 879 million ($30.9 million), respectively, of cash held by us (a) on behalf of our Yandex.Money account holders and (b) to settle online payments in the process of being cleared by Yandex.Money.

Exchange Rate Information

        Our business is primarily conducted in Russia and almost all of our revenues are denominated in Russian rubles. We have presented our most recent annual and interim results of operations in U.S. dollars for the convenience of the reader, converted at the official exchange rate quoted by the Central Bank of the Russian Federation. Unless otherwise noted, all translations from RUR to U.S. dollars and from U.S. dollars to RUR in this prospectus were made at a rate of RUR 28.4290 to $1.00, the official exchange rate quoted as of March 31, 2011. On April 26, 2011, the exchange rate was RUR 27.99 to $1.00. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Russian rubles at the dates indicated.

        The following table presents information on the exchange rates between RUR and the U.S. dollar for the periods indicated:

	RUR per U.S. dollar
Period	Period- end	Average	Low	High
2006	26.33	27.19	28.48	26.18
2007	24.55	25.58	26.58	24.26
2008	29.38	24.86	29.38	23.13
2009	30.24	31.72	36.43	28.67
2010	30.48	30.37	31.78	28.93
2011 (through April 26)	27.99	29.02	30.63	27.94
January 2011	29.67	30.09	30.63	29.67
February 2011	28.94	29.29	29.80	28.94
March 2011	28.43	28.43	28.90	28.16
April 2011 (through April 26)	27.99	28.17	28.52	27.94

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Selected Consolidated Financial Information" section of this prospectus and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" and "Forward-Looking Statements" sections and elsewhere in this prospectus.

Overview

        We are the leading internet company in Russia, operating the most popular search engine and the most visited website in Russia. Our principal constituencies are:

  •
  Users.  We provide our users with advanced search capabilities and an extensive range of online services that enable them to find relevant, objective information quickly and easily, and communicate and connect over the internet.

  •
  Advertisers.  Our online advertising platform allows advertisers to reach a large audience of users in their markets and deliver cost-effective text-based and display advertising. With Yandex.Direct, our auction-based advertising platform, advertisers can promote their products and services through relevant ads targeted to a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics.

  •
  Yandex ad network partners.  We have relationships with a large number of third-party websites which we refer to as the Yandex ad network. In addition to serving ads on our own websites, we also serve ads on our network partners' websites and share the fees generated by these ads with our partners, providing an important revenue stream for them.

        Our yandex.ru website first began generating revenue in 1998. We became profitable in 2003 and have been profitable every year since then. We operate as a single business segment.

        Advertising revenues accounted for 97.9%, 97.0% and 97.5% of our total revenues in 2008, 2009 and 2010, respectively, and for 97.1% and 97.6% of our total revenues in the three months ended March 31, 2010 and 2011, respectively. Our advertising revenues comprise fees charged to advertisers for serving text-based and display ads on our websites and those of our partners in the Yandex ad network. Most of our revenues are generated from text-based advertising, with a smaller portion generated from display advertising. We place the significant majority of our text-based ads through Yandex.Direct and the remainder through Yandex.Market, our price comparison service. We generally sell our text-based ads on a prepaid basis. Our Yandex.Direct and Yandex.Market customers pay us on a cost-per-click (CPC) basis, which means that we recognize revenue only when a user clicks on one of our advertisers' ads. Our display advertising is generally sold on a cost-per-thousand (CPM) impressions basis. An "impression" is a single instance of sending an ad for display on a web browser or other connected internet application. For these ads, we recognize as revenue the fees charged to advertisers when their ads are displayed.

        We recognize our advertising revenues net of value added tax (currently 18.0% in Russia), sales commissions and customer credits. Although the major part of our revenues is generated by direct sales to our advertisers, a significant portion of our advertising sales are sold through media agencies. We recognize revenues from those advertising sales net of the commissions paid to these agencies.

        We benefit from a large and diverse base of advertisers. We had more than 130,000 advertisers in 2009 and more than 180,000 advertisers in 2010. Our advertisers include individuals and small, medium and large enterprises across Russia and the other countries in which we operate, as well as large multinational corporations. No particular advertiser accounted for more than 1% of our total revenues in 2009, 2010 or the first three months of 2011. On a geographical basis, we generated more than 97% of our total revenues in each of 2008, 2009, 2010 and the first three months of 2011 from advertisers and other customers with billing addresses in Russia, including the Russian offices of large multinational advertisers.

        We serve ads both on our own websites and on the websites of our partners in the Yandex ad network. For text-based ads served on the websites of our partners in the Yandex ad network, we recognize as revenue the fees paid to us by advertisers each time a user clicks on one of their text-based ads or, for those advertisers paying for display ads on a cost-per-thousand impressions basis, as their ads are displayed. We pay our partners in the Yandex ad network fees for serving our advertisers' ads on their websites. These fees are primarily based on revenue-sharing arrangements. As such, the fees paid to our partners in the Yandex ad network are calculated as a percentage of the revenues we earn by serving ads on partners' websites. We account for the fees we pay to our partners in the Yandex ad network as traffic acquisition costs, a component of cost of revenues. Since we launched our Yandex ad network in 2006, these costs annually have, in aggregate, amounted to more than one-half of the fees we have earned from serving ads on the Yandex ad network and we expect them to continue to do so in the foreseeable future. Yandex ad network partners do not pay us any fees associated with our serving ads on their websites.

        Our agreements with our partners in the Yandex ad network generally have an indefinite term but may be terminated by either party at will with no termination fees. Agreements with larger partners in the Yandex ad network are individually negotiated and vary in duration but typically renew automatically. In 2010 and the first three months of 2011, none of our ad network partners accounted for 2% or more of our total revenues.

        We believe the most significant factors that influence our ability to continue to increase our advertising revenues include the following:

  •
  the level of internet penetration and usage in Russia and the other markets in which we operate;

  •
  the traffic on our own websites and those of our partners in the Yandex ad network;

  •
  the relevance, objectivity and quality of our search results and the quality of our other services and of the Yandex ad network;

  •
  our search market share, with a larger market share allowing us to better monetize our users' search activity and attract and retain advertisers, as well as partners in our Yandex ad network;

  •
  the demand for online advertising in Russia and the other markets in which we operate, particularly among small and medium-size businesses that have not previously used the internet as an advertising medium; and

  •
  our ability to effectively monetize traffic generated by our websites and those of the Yandex ad network partners, including through improvements to our advanced auction and advertising placement system, while maintaining an attractive return on investment for our advertisers.

Key Trends Impacting Our Results of Operations

        Our business and revenues have grown rapidly since inception. Although we expect that our business will continue to grow, we expect our revenue growth rate to decline in the long term due to a number of factors, including the inevitable decline in growth rates as our revenues increase from a larger base, increasing competition and the increasing maturity of the online advertising market. In 2008 and 2009, our revenue growth rate was negatively impacted by weak economic conditions that prevailed globally and in Russia. The weak economic conditions resulted in a slowdown in the growth of spending on online advertising and a decrease in the amount our advertisers were willing to pay for each click or impression. Although our revenue growth rate improved in 2010 and the first three months of 2011, the pace and extent of the economic recovery will continue to affect the growth rate of our revenues in the future.

        Our operating margins, representing our income from operations as a percentage of revenues, may fluctuate in the future depending on the percentage of our advertising revenues that we derive from the Yandex ad network as compared to our own websites. The operating margin we realize on revenues generated from the websites of our partners in the Yandex ad network is significantly lower than the operating margin generated from our own websites. This lower operating margin arises because of the cost of revenues we incur given that we pay to our partners, on average, more than 50% of the advertising fees we earn from serving ads on Yandex ad network websites. The margin we earn, on average, on revenue generated from the Yandex ad network could decrease in the future if we are required to share with our partners a greater percentage of the advertising fees generated through their websites.

        In addition, our operating margins may decrease in the future as we continue to make the investments necessary to expand our business. Substantial growth in our operations has required and will continue to require significant increases in personnel expenses, as well as substantial investments in property and equipment. Before the recent economic downturn, our headcount grew rapidly from 494 full-time employees as of December 31, 2006 to 1,636 as of December 31, 2008. During 2009, our full-time employee headcount grew only modestly to 1,761 as of December 31, 2009. During 2010 and through the first three months of 2011, however, the growth in our headcount began to increase again and we had 2,385 and 2,677 full-time employees as of December 31, 2010 and March 31, 2011, respectively. We also typically employ several hundred contract workers on a part-time basis, and the numbers of such contract workers generally varies in line with the numbers of full-time staff. We expect to continue to add significantly to headcount in the next couple of years. In addition to the increases in personnel expenses resulting from increased headcount, our rent expenses and/or depreciation and amortization expense will increase as we lease or acquire additional facilities to accommodate our growing workforce, which may result in a decrease in our operating margins.

        Future capital expenditures may also put pressure on our operating margins. As with our headcount growth, we managed our overall capital expenditures in response to the economic downturn. In 2006, 2007 and 2008, our capital expenditures were RUR 314 million, RUR 832 million and RUR 1,337 million, respectively. Our capital expenditures decreased to RUR 987 million in 2009 and then grew to RUR 2,199 million in 2010. In 2011, we currently expect that our capital expenditures will be more than double what they were in 2010, with RUR 978 million having been spent on capital expenditures in the first quarter of 2011. We currently plan to spend over 75% of our capital expenditures in 2011 on servers and data center expansion to support growth in our current operations and potential international expansion. After 2011, we currently expect our capital expenditures in the near term to increase in absolute terms but to be more in line with the level of capital expenditures in 2010 as a percentage of revenues. Increased capital expenditure will increase our depreciation and amortization expense and may result in lower operating margins.

        To support further brand enhancement and respond to competitive pressures, we currently plan to spend larger amounts in 2011 on offline advertising and marketing than we have spent historically. This increased spending could negatively impact our operating margin if it does not drive revenue growth in the manner that we anticipate.

        Our operating margin may also decline as a result of entering into more arrangements with partners that distribute our browser toolbar or search bar or that otherwise direct search queries to our website. We generally compensate our distribution partners on either a revenue-sharing basis or on the basis of the number of our browser toolbars or search bars installed. We expect to continue to expand the number of our distribution relationships in order to increase our user base and to make it easier to access our services.

        Our revenues are impacted by seasonal fluctuations in internet usage and seasonality in advertising expenditures. Internet usage and advertising expenditures generally slow down during the months of January, May, June and July, when there are extended Russian public holidays and vacations, and are significantly higher in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, retail patterns and advertising budgeting and buying patterns.

        The main focus of our advertising programs is to provide relevant advertising to our users. As a result, we expect to continue to take steps to improve our users' overall web experience by seeking to increase the relevance of the ads displayed on our websites and on those of our partners in the Yandex ad network. These steps include removing ads that generate low click-through rates or that send users to irrelevant or otherwise low-quality sites, and terminating Yandex ad network partners whose websites do not meet our quality requirements. These steps could negatively affect our advertising revenues in the short term.

        Inflation in Russia has also impacted our results of operations and may continue to do so. According to the Russian Federal State Statistics Service, the consumer price index in Russia increased by 13.3%, 8.8% and 8.8% in 2008, 2009 and 2010, respectively. Inflation rates in Russia are generally higher in the first quarter of the year, with inflation rates for the three months ended March 31, 2009, 2010 and 2011 of 5.4%, 3.1% and 3.8%, respectively. Although the annual rate of inflation has been generally decreasing over the last couple of years, we can provide no assurance that it will continue to do so. Higher rates of inflation may accelerate increases in our operating expenses, most notably personnel expenses, and reduce the value and purchasing power of our ruble-denominated assets, such as cash, cash equivalents and term deposits.

        Changes in the value of the U.S. dollar as compared to the Russian ruble can also negatively affect our results of operations. See "—Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Exchange Risk."

Results of Operations

        The following table presents our historical results of operations as a percentage of revenues for the periods indicated:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	22.2	23.9	20.7	22.9	23.0
Product development	13.2	18.6	16.6	20.6	18.6
Sales, general and administrative	16.3	16.9	14.7	15.8	16.1
Depreciation and amortization	7.9	10.4	9.4	11.0	9.7

Total operating costs and expenses	59.6	69.8	61.4	70.3	67.4

Income from operations	40.4	30.2	38.6	29.7	32.6
Interest income	1.1	0.8	1.2	1.2	0.9
Other income/(expense), net	2.7	(0.3)	0.2	(2.4)	(6.5)

Net income before income taxes	44.2	30.7	40.0	28.5	27.0
Provision for income taxes	12.4	7.7	9.5	6.9	6.0

Net income	31.8%	23.0%	30.5%	21.6%	21.0%

        Our operating margin increased from 29.7% in the three months ended March 31, 2010 to 32.6% in the three months ended March 31, 2011. The principal reason for this increase was revenue growth coupled with increased utilization of our Moscow office space which drove down office rent expense as a percentage of revenues. Historically, our operating margin for the first quarter has been lower than our operating margin for the full year due to the seasonality of our revenues.

        From 2009 to 2010, our operating margin increased from 30.2% to 38.6%. This increase in our operating margin was primarily due to growth in our revenues resulting from acceleration in the growth of the online advertising market in Russia as the economy continued to recover. Additionally, our operating margin increased from 2009 to 2010 due to a decrease in traffic acquisition costs paid to our partners in the Yandex ad network as a percentage of our revenues. The decrease in traffic acquisition costs as a percentage of revenues was primarily the result of an increase in the proportion of our revenues from our own websites compared to websites of our partners in the Yandex ad network. The relative contribution of the Yandex ad network significantly decreased in 2010 primarily due to the expiration in December 2009 of an agreement with Mail.ru under which we powered its search engine and served ads on its search engine results pages. Under a separate agreement, we continue to serve ads to Mail.ru's non-search related pages.

        Our operating margin declined significantly from 40.4% in 2008 to 30.2% in 2009 following a slowdown in the growth of online advertising spend resulting from weak economic conditions that began to impact our revenues in the second half of 2008. The reduction in our operating margin was also driven by materially higher rent expenses, increased personnel costs and our increased use of distribution arrangements, offset by a reduction in traffic acquisition costs paid to our partners on the Yandex ad network. Starting in 2009, our rent expenses increased significantly as we entered into a 10-year lease on a new office building in Moscow to accommodate continuing growth in our headcount. As a result of this new lease, our total rent expenses incurred for our Moscow office facilities (excluding data centers) increased from RUR 124 million in 2008 to RUR 548 million in 2009 and RUR 574 million in 2010.

  Revenues

        The following table presents our revenues, by source, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR)
Advertising revenues(1):
Text-based advertising:
Yandex websites	4,728	5,800	9,454	1,797	3,002
Yandex ad network websites	1,846	1,733	1,506	341	471

Total text-based advertising	6,574	7,533	10,960	2,138	3,473
Display advertising	912	933	1,229	148	328

Total advertising revenues	7,486	8,466	12,189	2,286	3,801
Online payment commissions	130	201	263	57	82
Other revenues	33	62	48	12	11

Total revenues	7,649	8,729	12,500	2,355	3,894

(1)
We record revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

        The following table presents our revenues, by source, as a percentage of total revenues for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
Advertising revenues:
Text-based advertising:
Yandex websites	61.8%	66.4%	75.6%	76.3%	77.1%
Yandex ad network websites	24.1	19.9	12.1	14.5	12.1

Total text-based advertising	85.9	86.3	87.7	90.8	89.2
Display advertising	12.0	10.7	9.8	6.3	8.4

Total advertising revenues	97.9	97.0	97.5	97.1	97.6
Online payment commissions	1.7	2.3	2.1	2.4	2.1
Other revenues	0.4	0.7	0.4	0.5	0.3

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

        Advertising revenues.    Total advertising revenues increased by RUR 1,515 million, or 66.3%, from the three months ended March 31, 2010 to the three months ended March 31, 2011, by RUR 3,723 million, or 44.0%, from 2009 to 2010, and by RUR 980 million, or 13.1%, from 2008 to 2009. Advertising revenue growth over the periods under review resulted primarily from growth in sales of text-based ads, driven by an increase in the number of paid clicks and fluctuations in average cost-per-click paid by our advertisers. Paid clicks on our own websites together with those of our Yandex ad network partners increased 51% from the three months ended March 31, 2010 to the three months ended March 31, 2011, 20% from 2009 to 2010, and 33% from 2008 to 2009. The average cost-per-click on our own websites together with those of our partners in the Yandex ad network increased 7% from the three months ended March 31, 2010 to the three months ended March 31, 2011, increased 22% from 2009 to 2010, and decreased 14% from 2008 to 2009, reflecting supply and demand dynamics.

        The increase in paid clicks and fluctuation in average cost-per-click were driven primarily by the following factors:

  •
  Growth in the number of internet users in Russia.  The number of internet users in Russia grew at a compound annual growth rate of 23% from 2004 to 2010, reaching 50 million, according to FOM.

  •
  Increased traffic and search market share.  We experienced a significant increase in traffic on our own websites, consistent with the growth in the number of internet users in Russia, augmented by a steady increase in our search market share. According to Liveinternet.ru, our share of the Russian internet search market increased from 55% in 2008 to 57% in 2009 and to 64% in 2010, and from 62% in the three months ended March 31, 2010 to 65% in the three months ended March 31, 2011, principally as a result of improvements in our search engine algorithms and more traffic being delivered through new and existing distribution partners.

  •
  Growth in the size of the Russian online advertising market.  The total Russian online advertising market grew from RUR 17.6 billion in 2008 to RUR 19.1 billion in 2009 and to RUR 26.7 billion in 2010, according to ZenithOptimedia.

        During 2009 and 2010, the influence of these growth factors was, however, offset by a reduction in the size of our Yandex ad network. Revenues from text-based ads delivered through the Yandex ad network decreased from RUR 1,846 million in 2008 to RUR 1,733 million in 2009 and to RUR 1,506 million in 2010. The decline between 2009 and 2010 was primarily due to the expiration in December 2009 of an agreement under which we powered Mail.ru's search engine and served ads on its search engine results pages. Although revenues from text-based ads delivered through our Yandex ad network increased in absolute terms in the three months ended March 31, 2011 compared to the three months ended March 31, 2010, they decreased as a percentage of our text-based advertising revenue to 13.6% from 16.0%.

        The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on the factors described above, as well as other factors such as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

        Our revenues from display advertising decreased as a percentage of our total revenues in each of the annual periods under review but increased as a percentage of total revenues when comparing the three-month periods under review. Our revenues from display advertising are affected by the average CPM paid by our advertisers, which decreased significantly from 2008 to 2009 as a result of the adverse economic conditions prevailing at that time, and to a lesser extent from 2009 to 2010. Although CPMs continued to be down when comparing the three months ended March 31, 2011 to the same period in 2010, an increase in impressions more than offset that decline in CPMs.

        Online payment commissions.    Online payment commissions increased 43.9% from the three months ended March 31, 2010 to the three months ended March 31, 2011, 30.8% from 2009 to 2010, and 54.6% from 2008 to 2009. These increases were principally due to increased e-payment transactions at Yandex.Money, which was in turn driven by the number of active Yandex.Money "e-wallets" increasing 36% from the three months ended March 31, 2010 to the three months ended March 31, 2011, 24% from 2009 to 2010, and 61% from 2008 to 2009.

        Other revenues.    Other revenues represent software sales and sales of third-party payment cards, which we currently expect to remain at relatively nominal levels in future periods.

  Operating Costs and Expenses

        Our operating costs and expenses comprise: cost of revenues; product development expenses; sales, general and administrative expenses; and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase materially in absolute terms in the near term which may also result in an increase as a percentage of revenues.

        Cost of revenues.    Cost of revenues consists primarily of traffic acquisition costs. Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our text-based and display ads on their websites and to our partners who distribute browser toolbars or search bars or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of Yandex browser toolbars or search bars installed.

        The agreements with our distribution partners provide for payment of fees to them on a non-refundable basis following the period in which the distribution fees are earned. We do not have a standard term or termination provision that applies to agreements with our distribution partners. Our two largest distribution partners, Mozilla and Opera, accounted in aggregate for 57% of our distribution costs in 2010 and 56% in the three months ended March 31, 2011. Our agreement with Opera expires on April 1, 2012, but automatically renews for one additional year unless either party gives 30 days notice of non-renewal. The initial term of our agreement with Mozilla expires on March 31, 2012, and may be terminated thereafter by either party on 45 days written notice. Both the Mozilla and Opera agreements may only be terminated earlier as a result of a material breach of the contract. Both agreements include a 12-month "revenue tail" period under which we are committed to continue to make distribution payments to the distribution partner after the expiration of the agreement for revenue generated from traffic on Yandex search bars that were installed before the expiration of the agreement.

        Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs, rent, utilities and telecommunications bandwidth costs; content acquisition costs; and costs of online payments processing.

        The following table presents the primary components of our cost of revenues for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	1,194	1,067	921	207	294
Traffic acquisition costs related to distribution partners	76	238	652	110	244
Total traffic acquisition costs	1,270	1,305	1,573	317	538
Total traffic acquisition costs as a percentage of revenues	16.6%	15.0%	12.6%	13.5%	13.8%
Other cost of revenues	431	781	1,012	222	356
Other cost of revenues as a percentage of revenues	5.6%	8.9%	8.1%	9.4%	9.2%
Total cost of revenues	1,701	2,086	2,585	539	894
Total cost of revenues as a percentage of revenues	22.2%	23.9%	20.7%	22.9%	23.0%

        Cost of revenues increased by RUR 355 million, or 65.9%, from the three months ended March 31, 2010 to the three months ended March 31, 2011, primarily due to a RUR 221 million increase in traffic acquisition costs. The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller but increasing portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network increased by RUR 87 million, representing our Yandex ad network partners' share in an increased amount of Yandex ad network revenue for the period. In addition, the amounts paid to our distribution partners increased by RUR 134 million due to growth in our existing distribution relationships, as well as the addition of new distribution partners. Other cost of revenues increased by RUR 134 million primarily due to an additional RUR 89 million in rent and utilities costs related to our data centers, an increase in personnel expenses of RUR 23 million, RUR 11 million in additional content acquisition costs and RUR 9 million in additional outsourcing costs.

        Cost of revenues increased by RUR 499 million, or 23.9%, from 2009 to 2010, primarily due to traffic acquisition costs increasing by RUR 268 million. Traffic acquisition costs related to the Yandex ad network as a percentage of advertising revenues from the Yandex ad network remained at approximately the same level for 2010 compared to 2009. The significant majority of our traffic acquisition cost increase between 2009 and 2010 resulted from a RUR 414 million increase in amounts paid to our partners that distribute our browser toolbar or search bar, or that otherwise direct search queries to our website. This increase was partly offset by the effect of the expiration of an agreement with Mail.ru, under which we powered its search engine and served ads on its search engine results pages until December 31, 2009. The expiration of this agreement was also the primary reason for the decrease in traffic acquisition costs as a percentage of total revenues from 2009 to 2010. Other cost of revenues increased due to RUR 185 million in additional rent and utilities costs related to our data centers, an increase in personnel expenses of RUR 40 million, RUR 25 million in additional costs for outsourced services and RUR 16 million in additional content acquisition costs. The increase in personnel costs was driven primarily by growth in the portion of our headcount that is allocated to cost of revenues, from 198 as of December 31, 2009 to 219 as of December 31, 2010. These increases were partly offset by a decrease of RUR 24 million in bandwidth costs resulting from our re-negotiation of the telecommunication rates we pay and a decrease of RUR 15 million in office rent expense due to our allocation of more space to other functional areas as the headcount of those functional areas grew relatively faster.

        Cost of revenues increased by RUR 385 million, or 22.6%, from 2008 to 2009. This increase was primarily the result of increases of RUR 114 million in personnel and office rent expenses, RUR 121 million in rent and utilities costs related to our data centers, RUR 48 million in bandwidth costs, RUR 35 million in traffic acquisition costs, RUR 29 million of content acquisition costs, and RUR 20 million in other cost of revenues related to Yandex.Money. The decrease in traffic acquisition costs as a percentage of revenues was primarily the result of an increase in the proportion of our revenues from our own websites compared to websites of our partners in the Yandex ad network. This decrease was partially offset by an increase in traffic acquisition costs related to distribution partners between 2008 and 2009 as we continued to increase the number of our distribution partners. The increase in personnel and office rent expenses was driven primarily by the growth in the portion of our headcount that is allocated to cost of revenues from 174 as of December 31, 2008 to 198 as of December 31, 2009, and increases in office rent and utilities costs over the same period. Bandwidth costs increased as we leased fiber optic lines to reach major Russian and CIS cities as a part of our program to expand the number of our points-of-presence in an effort to increase the access speed for our services.

        We anticipate that cost of revenues will continue to increase in absolute terms and may increase as a percentage of revenues in the near term, primarily as a result of increases in traffic acquisition and data center costs. The primary drivers of increases in our future traffic acquisition costs as a percentage of advertising revenues are the percentage of revenues derived from our own websites as compared to the percentage of revenues derived from the websites of our partners in the Yandex ad network, as well as the extent to which we use distribution partners to direct search queries to our website. In addition, our traffic acquisition costs as a percentage of advertising revenues may fluctuate in the future based on whether we are successful in negotiating more Yandex ad network and distribution arrangements that provide for lower revenue-sharing obligations or whether increased competition for these arrangements with existing and potential new partners in the Yandex ad network results in less favorable revenue-sharing arrangements.

        Product development.    Product development expenses consist primarily of personnel costs incurred for the development, enhancement and maintenance of our search engine and other Yandex services and technology platforms. We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

        The following table presents our product development expenses, and product development expenses as a percentage of revenues, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Product development expenses	1,013	1,619	2,073	486	723
Product development expenses as a percentage of revenues	13.2%	18.6%	16.6%	20.7%	18.6%

        Product development expenses increased by RUR 237 million, or 48.8%, from the three months ended March 31, 2010 to the three months ended March 31, 2011, by RUR 454 million, or 28.0%, from 2009 to 2010, and by RUR 606 million, or 59.8%, from 2008 to 2009. These increases were primarily due to increases in personnel and office rent expenses resulting from increases in headcount and salary over the periods. Development personnel headcount increased from 978 to 1,427 as of March 31, 2010 and 2011, respectively, and from 890 to 947 and to 1,313 as of December 31, 2008, 2009 and 2010, respectively. As a percentage of revenues, product development expenses decreased for the three-month periods under review and from 2009 to 2010 primarily because we increased the utilization of our Moscow office space, allowing us to increase headcount without a commensurate increase in office rent expense.

        We anticipate that product development expenses will increase in absolute terms and may increase as a percentage of revenues in the near term as we continue to hire product development personnel and expand the breadth and depth of our service offerings.

        Sales, general and administrative.    Sales, general and administrative expenses consist of compensation and office rent expenses for personnel engaged in customer service, sales, sales support, finance, human resources, facilities, information technology and legal functions; fees for professional services; and advertising and marketing expenditures.

        The following table presents our sales, general and administrative expenses, and sales, general and administrative expenses as a percentage of revenues, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Sales, general and administrative expenses	1,250	1,474	1,838	372	628
Sales, general and administrative expenses as a percentage of revenues	16.3%	16.9%	14.7%	15.8%	16.1%

        Sales, general and administrative expenses increased by RUR 256 million, or 68.8%, from the three months ended March 31, 2010 to the three months ended March 31, 2011 and also increased slightly as a percentage of revenues. This increase was primarily due to a RUR 132 million increase in personnel expenses resulting from a rise in sales, general and administrative headcount from 686 as of March 31, 2010 to 989 as of March 31, 2011 and salary increases. Also contributing to the overall increase were increases of RUR 25 million in miscellaneous office expenses, RUR 21 million in share-based compensation expense, RUR 20 million in advertising and marketing expenses and RUR 15 million in business travel expenses.

        Sales, general and administrative expenses increased by RUR 364 million, or 24.7%, from 2009 to 2010, but decreased as a percentage of revenues as our business expanded. The increase in absolute terms from 2009 to 2010 was primarily due to a RUR 236 million increase in personnel and office rent expenses resulting from a rise in sales, general and administrative headcount from 616 as of December 31, 2009 to 853 as of December 31, 2010, and salary increases. Also contributing to the overall increase from 2009 to 2010 were increases of RUR 79 million in advertising expenses, RUR 54 million in miscellaneous office expenses, RUR 21 million in business travel expenses, and RUR 24 million in other operating taxes primarily related to increases in property tax and the write-off of non-recoverable value-added tax. These increases were partly offset by a RUR 82 million decrease in share-based compensation expense and a RUR 15 million decrease in bad debts expense.

        Sales, general and administrative expenses increased by RUR 224 million, or 17.9%, from 2008 to 2009, and also increased as a percentage of revenues. The increase in absolute terms was primarily due to an increase of RUR 316 million in personnel and office rent expenses as a result of an increase in sales, general and administrative headcount from 572 as of December 31, 2008 to 616 as of December 31, 2009, salary increases and a significant increase in rent expenses in 2009 after moving into our new Moscow office facilities. Also contributing to the overall increase was a RUR 47 million increase in share-based compensation expense, offset by a RUR 83 million decrease in legal and audit fees primarily associated with a planned offering of securities in 2008 that was subsequently postponed and a RUR 76 million decrease in advertising expenses due to cost-cutting measures implemented in reaction to the economic downturn.

        We anticipate that our sales, general and administrative expenses will continue to increase in absolute terms in 2011 and future periods and may increase as a percentage of revenues as we continue to expand our business. These increases will relate primarily to increased personnel and office rent expenses and to the additional expenses associated with being a public company, as well as anticipated significant increases in offline advertising.

        Depreciation and amortization.    Depreciation and amortization expense relates to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

        The following table presents our depreciation and amortization expense, and depreciation and amortization expense as a percentage of revenues, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Depreciation and amortization expense	600	912	1,181	259	377
Depreciation and amortization expense as a percentage of revenues	7.9%	10.4%	9.4%	11.0%	9.7%

        Depreciation and amortization expense increased by RUR 118 million, or 45.6%, from the three months ended March 31, 2010 to the three months ended March 31, 2011. The increase in absolute terms between the three-month periods was primarily due to a RUR 98 million increase in depreciation expense related to computer equipment and a RUR 18 million increase in depreciation expense related to software. The increase in depreciation expense for both categories was the result of capital expenditures in 2010 and the first three months of 2011.

        Depreciation and amortization expense increased by RUR 269 million, or 29.5%, from 2009 to 2010. The increase in absolute terms from 2009 to 2010 was primarily due to a RUR 249 million increase in depreciation expense related to the acquisition of computer equipment in 2009 and 2010, partly offset by a decrease of RUR 12 million in depreciation expense related to leasehold improvements. During 2010, we also recorded an additional RUR 27 million in amortization expense relating to purchased technologies and licenses and acquisition-related intangibles.

        Depreciation and amortization expense increased by RUR 312 million, or 52.0%, from 2008 to 2009. This increase in absolute terms was primarily due to a RUR 256 million increase in depreciation expense related to the acquisition of computer equipment in 2008 and 2009. Additionally, we recorded RUR 46 million in amortization expense relating to purchased technologies and licenses and acquisition-related intangibles.

        We anticipate that our depreciation and amortization expense will continue to increase in absolute terms in 2011 and future periods and may increase as a percentage of revenues as we continue to invest in our technology infrastructure.

        Share-based compensation.    In our consolidated statements of income, share-based compensation expense is recorded in the same functional area as the expense for the optionee's cash compensation. As a result, share-based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

        The following table presents our aggregate share-based compensation expense, and aggregate share-based compensation expense as a percentage of revenues, for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Share-based compensation expense	140	209	160	33	70
Share-based compensation expense as a percentage of revenues	1.8%	2.4%	1.3%	1.4%	1.8%

        Share-based compensation expense increased by RUR 37 million, or 112.1%, from the three months ended March 31, 2010 to the three months ended March 31, 2011, primarily because of additional options granted in November 2010 where the fair value of those options was significantly higher than in previous grants. See "—Critical Accounting Policies, Estimates and Assumptions—Share-based compensation expense."

        Share-based compensation expense decreased by RUR 49 million, or 23.4%, from 2009 to 2010 primarily because options granted to our management between 2005 and 2007 became fully vested in 2009 and 2010. The increase in share-based compensation expense by RUR 69 million, or 49.3%, from 2008 to 2009 was primarily due to additional options granted to new and existing employees.

        We expect share-based compensation expense to be approximately RUR 235 million for the full year in 2011, excluding the impact of grants to be made in 2011. To the extent forfeiture rates are different than we have anticipated, share-based compensation expense related to these awards may be different from our expectations.

  Interest Income

        Interest income comprises interest earned on our cash equivalents and term deposits. Interest income increased from RUR 28 million in the three months ended March 31, 2010 to RUR 34 million in the three months ended March 31, 2011, and increased from RUR 67 million in 2009 to RUR 156 million in 2010, as a result of a general increase in our cash equivalents and term deposits balances. Interest income decreased from RUR 86 million in 2008 to RUR 67 million in 2009 as a result of a decline in interest rates on our U.S. dollar-denominated deposits.

  Other Income/(Expense), Net

        Our other income/(expense) primarily comprises foreign exchange gains and losses generally resulting from changes in the value of the U.S. dollar as compared to the Russian ruble, and, to a lesser extent, other non-operating gains and losses. RUR 120 million of other income for 2008 related to a cash penalty paid to us in connection with the termination of a preliminary lease agreement. In the three months ended March 31, 2011, we recorded as other expense RUR 254 million in foreign exchange losses arising from the material decline in the value of the U.S. dollar as compared to the Russian ruble during that period which resulted in a decrease in the Russian ruble value of our U.S. dollar-denominated cash, cash equivalents and term deposits.

  Provision for Income Taxes

        The following table presents our provision for income taxes and effective tax rate for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR, except percentages)
Provision for income taxes	947	672	1,186	163	232
Effective tax rate	28.0%	25.1%	23.7%	24.3%	22.1%

        Our provision for income taxes increased by RUR 69 million from the three months ended March 31, 2010 to the three months ended March 31, 2011, and by RUR 514 million from 2009 to 2010, primarily as a result of an increase in taxable income. Our provision for income taxes decreased RUR 275 million from 2008 to 2009, as a result of a reduction in the Russian statutory tax rate from 24% to 20% coupled with a decrease in taxable income.

        Our effective tax rate decreased by 2.2 percentage points when comparing the three months ended March 31, 2010 and 2011. This decline was due to an expected decrease in the effective tax rate of our largest Russian subsidiary as a result of a decrease in our 2011 forecasted non-deductible expenses relative to forecasted pre-tax income. Additionally, our effective tax rate decreased between the three-month periods as we began to recognize a deferred tax benefit for net operating loss carryforwards in certain of our non-Russian subsidiaries in the fourth quarter of 2010 because we believe we will be able to utilize these net operating loss carryforwards in the foreseeable future.

        Our effective tax rate decreased by 1.4 percentage points from 2009 to 2010 primarily due to a decrease in share-based compensation expense in 2009 compared to 2010. Share-based compensation expense is not deductible for tax purposes in Russia and most of the other jurisdictions in which we pay tax.

        Our effective tax rate decreased from 28.0% to 25.1% from 2008 to 2009, primarily as a result of a reduction in the Russian statutory tax rate from 24% to 20%.

        See "—Critical Accounting Policies, Estimates and Assumptions—Tax Provisions" for additional information about our provision for income taxes.

        A reconciliation of our statutory income tax rate to our effective tax rate is set forth in note 10 of our audited consolidated financial statements included elsewhere in this prospectus.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations in rubles and as a percentage of revenue for the nine consecutive quarters ended March 31, 2011. You should read the following tables together with our consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited quarterly information on the same basis as our audited consolidated financial statements. These tables include normal recurring adjustments that we consider necessary for a fair presentation of our results of operations for the quarters presented.

        Both seasonal fluctuations in internet usage and seasonality in advertising expenditures have affected, and are likely to continue to affect, our business. Internet usage and advertising expenditures generally slow down during the summer months and increase significantly in the fourth quarter of each year. Moreover, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns.

        Additionally, our quarterly results of operations have been and will likely continue to be affected by the impact of foreign currency fluctuations on our reported results of operations, particularly changes in the value of the U.S. dollar as compared to the Russian ruble. In each of the quarters ended March 31, 2009 and June 30, 2010, we recorded RUR 143 million of foreign exchange gains in other income as a result of the appreciation of the U.S. dollar against the Russian ruble in those quarters. In the quarter ended March 31, 2011, we recorded RUR 254 million of foreign exchange losses as a result of the depreciation of the U.S. dollar against the Russian ruble in that quarter.

        Our operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Quarter ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
	(in millions of RUR)
Consolidated statements of income data:
Revenues	1,742	2,046	2,172	2,769	2,355	2,889	3,131	4,125	3,894
Operating costs and expenses:
Cost of revenues(1)	453	463	516	654	539	586	665	795	894
Product development(1)	380	348	379	512	486	472	521	594	723
Sales, general and administrative(1)	332	346	349	447	372	415	465	586	628
Depreciation and amortization	199	243	232	238	259	272	307	343	377

Total operating costs and expenses	1,364	1,400	1,476	1,851	1,656	1,745	1,958	2,318	2,622

Income from operations	378	646	696	918	699	1,144	1,173	1,807	1,272
Interest income	7	12	23	25	28	39	43	46	34
Other income/(expense), net	152	(99)	(82)	6	(57)	143	(60)	(2)	(254)

Income before income taxes	537	559	637	949	670	1,326	1,156	1,851	1,052
Provision for income taxes	121	134	144	273	163	309	273	441	232

Net income	416	425	493	676	507	1,017	883	1,410	820

	Quarter ended
	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Mar 31, 2011
As a percentage of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of revenues(1)	26.0	22.6	23.8	23.6	22.9	20.3	21.2	19.3	23.0
Product development(1)	21.8	17.0	17.4	18.5	20.6	16.3	16.7	14.4	18.6
Sales, general and administrative(1)	19.1	16.9	16.1	16.1	15.8	14.4	14.9	14.2	16.1
Depreciation and amortization	11.4	11.9	10.7	8.6	11.0	9.4	9.8	8.3	9.7

Total operating costs and expenses	78.3	68.4	68.0	66.8	70.3	60.4	62.5	56.2	67.4

Income from operations	21.7	31.6	32.0	33.2	29.7	39.6	37.5	43.8	32.6
Interest income	0.4	0.6	1.1	0.9	1.2	1.3	1.4	1.1	0.9
Other income/(expense), net	8.7	(4.8)	(3.8)	0.2	(2.4)	4.9	(1.9)	—	(6.5)

Income before income taxes	30.8	27.4	29.3	34.3	28.5	45.8	37.0	44.9	27.0
Provision for income taxes	6.9	6.5	6.6	9.9	6.9	10.7	8.7	10.7	6.0

Net income	23.9%	20.9%	22.7%	24.4%	21.6%	35.1%	28.3%	34.2%	21.0%

(1)
These amounts exclude depreciation and amortization expense, which is presented separately, and include share-based compensation expense.

Liquidity and Capital Resources

        As of March 31, 2011, we had RUR 6,728 million in cash, cash equivalents and term deposits. Cash equivalents comprise bank deposits with original maturities of three months or less, whereas current term deposits comprise bank deposits with original maturities of more than three months but no more than one year. Our non-current term deposits are bank deposits with original maturities of more than one year. Our current policy is to maintain 60% or more of our cash, cash equivalents and term deposits in U.S. dollar-denominated accounts. We maintain our U.S. dollar-denominated accounts almost entirely in Russia and the Netherlands.

        Since 2002, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Our parent company is a Dutch holding company that generates no operating cash flow itself. To date, our parent company has required funding to make dividend payments to our shareholders and for general and administrative expenses. To meet these funding requirements, we have distributed dividends from our principal Russian operating subsidiary to our parent company. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles. The cumulative net profit of our Russian subsidiaries calculated in accordance with Russian accounting principles differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions, unused vacation, deferred tax and bad debt reserves) and differences arising from the capitalization and depreciation of property and equipment. In addition, these dividends cannot result in negative net assets at our Russian subsidiaries or render them insolvent. Pursuant to applicable accounting rules, the amount that our Russian operating subsidiary would be permitted to dividend to our parent company as of March 31, 2011 was approximately RUR 8,277 million ($291.1 million). We are required to pay a 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty." We do not have any current plan to pay cash dividends on our shares in the near term. See "Dividend Policy."

        Part of our cash balances represent balances we hold for our Yandex.Money customers. These customers are entitled to use or withdraw the balance of their accounts with us at any time without prior notice. As of March 31, 2011, these Yandex.Money customer accounts totaled RUR 694 million, excluding funds payable by us in connection with Yandex.Money transactions that were in the process of settlement as of that date. We seek to manage our cash balances to ensure that we have sufficient cash on hand to meet withdrawal and transaction requests, even those that would exceed historical levels.

        As of March 31, 2011, we had no outstanding indebtedness. We do not currently maintain any line of credit or other similar source of liquidity.

  Cash Flows

        In summary, our cash flows were:

	Year ended December 31,			Three months ended March 31,
	2008	2009	2010	2010	2011
	(in millions of RUR)
Net cash provided by operating activities	3,341	3,187	5,963	1,004	1,121
Net cash used in investing activities	(1,433)	(2,928)	(4,066)	(1,193)	(1,185)
Net cash used in financing activities	(454)	(232)	(907)	—	(7)
Effect of exchange rate changes on cash	209	120	(24)	(47)	(146)

        Cash provided by operating activities.    Cash provided by operating activities consists of net income adjusted for certain non-cash items, including depreciation and amortization expense, share-based compensation expense, deferred tax benefit/expense, foreign exchange gains and losses, and the effect of changes in working capital. Cash provided by operating activities increased by RUR 117 million from the three months ended March 31, 2010 to the three months ended March 31, 2011. This increase was primarily due to an increase of RUR 313 million in net income and an increase of RUR 235 million in non-cash adjustments to net income, and was partially offset by a decrease of RUR 431 million in cash provided by changes in working capital. Cash provided by working capital decreased between the three-month periods primarily due to significant increases in prepaid rent expenses related to our Moscow headquarters as well as increases in prepaid taxes and funds receivable, partly offset by increases in accounts payable.

        From 2009 to 2010, cash provided by operating activities increased by RUR 2,776 million. This increase was primarily due to an increase of RUR 1,807 million in net income and an increase of RUR 785 million in cash provided by changes in working capital. Cash provided by working capital increased between the years primarily due to significant decreases in prepaid rent expenses for our Moscow headquarters and increases in accounts and funds payable that positively impacted cash flow from operations, which were partly offset by increases in accounts receivable driven by an increase in post-paid sales. When comparing 2009 to 2010, adjustments for non-cash items included an increase in depreciation and amortization expense of RUR 269 million partly offset by decreases in share-based compensation expense of RUR 49 million and foreign exchange losses of RUR 75 million.

        From 2008 to 2009, cash provided by operating activities decreased by RUR 154 million. This decrease was primarily due to a decrease of RUR 422 million in net income partly mitigated by increases in non-cash adjustments to net income. Depreciation and amortization expense increased by RUR 312 million, foreign exchange losses increased by RUR 129 million and share-based compensation expense increased by RUR 69 million. Cash provided by working capital decreased by RUR 210 million primarily due to significant increases in prepaid rent expenses related to our new Moscow office facilities and accounts receivable, partly offset by increases in accounts and taxes payable and decreases in funds receivable.

        We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. To the extent that our cash, cash equivalents and cash from operating activities are insufficient to fund our future activities, we may be required to raise additional funds through equity or debt financings, including bank credit arrangements. Additional financing may not be available on terms favorable to us or at all.

        Cash used in investing activities.    Cash used in investing activities in the three months ended March 31, 2011 decreased by RUR 8 million compared with the three months ended March 31, 2010 as a result of an increase in capital expenditures of RUR 754 million offset by a decrease in cash placed in term deposits, net of maturities, of RUR 762 million.

        Cash used in investing activities in 2010 increased by RUR 1,138 million over 2009 as a result of an increase in capital expenditures of RUR 1,212 million and a decrease in cash placed in term deposits, net of maturities, of RUR 77 million. In 2009, we used cash of RUR 232 million for acquisitions, including RUR 147 million paid as contingent consideration in March 2009 in connection with our acquisition of Yandex.Money in 2007 and RUR 85 million paid for the acquisition of a 99.99% ownership interest in Awaps LLC. In 2010, we used cash of RUR 235 million for acquisitions, including RUR 92 million for the acquisition of an 18.4% ownership interest in Vizi Information Labs Ltd., an Israeli face recognition technology developer, and RUR 143 million for the acquisition of a 100% ownership interest in GIS Technology LLC, a company specializing in the production of electronic maps.

        Cash used in investing activities in 2009 increased by RUR 1,495 million over the same period in 2008 primarily as a result of an increase in cash placed in term deposits, net of maturities, of RUR 1,731 million, partly offset by a decrease in capital expenditures of RUR 350 million. In 2008, we used cash of

RUR 118 million for the acquisition of SmiLink LLC, a provider of content for our road traffic monitoring service. In 2009, we used cash of RUR 232 million for the acquisitions discussed above.

        Our capital expenditures have historically primarily comprised the purchase of servers and networking equipment. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest heavily in data center operations, technology, corporate facilities and information technology infrastructure in 2011 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

        Cash used in financing activities.    Cash used in financing activities increased by RUR 7 million from the three months ended March 31, 2010 to the three months ended March 31, 2011, and by RUR 675 million from 2009 to 2010. The increase from 2009 to 2010 was primarily due to an increase in dividends paid of RUR 746 million between the two years.

        Cash used in financing activities decreased by RUR 222 million from 2008 to 2009 primarily due to a decrease in dividends paid of RUR 296 million, partly offset by a RUR 75 million increase in cash used to purchase vested options and restricted shares from departing employees net of payments to us upon the exercise of options.

Off-Balance Sheet Items

        We do not currently engage in off-balance sheet financing arrangements. As of the date of this prospectus, we do not have any interest in entities referred to as variable interest entities, which includes special purposes entities and other structured finance entities.

Contractual Obligations

        The following table sets forth our contractual obligations as of March 31, 2011:

	Payments due by period
	Total	Through 2011	2012 through 2013	2014 through 2015	Thereafter
	(in millions of RUR)
Operating lease obligations	5,427	563	1,611	1,496	1,757
Purchase obligations	422	422	—	—	—

Total contractual obligations	5,849	985	1,611	1,496	1,757

        The table above presents our long-term rent obligations for our office and data center facilities as well as contractual purchase obligations primarily related to data center operations and facility build-outs. For agreements denominated in U.S. dollars, the amounts shown in the table above are based on the U.S. dollar/Russian ruble exchange rate prevailing on March 31, 2011. All amounts shown include value added tax.

Critical Accounting Policies, Estimates and Assumptions

        Our accounting policies affecting our financial condition and results of operations are more fully described in our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, included elsewhere in this prospectus. The preparation of these consolidated financial statements requires us to make judgments in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe our critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements are as follows:

  Share-based compensation expense

        We estimate the fair value of share options that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognize the fair value ratably over the requisite service period using the straight-line method. We used the following assumptions in our option-pricing model when valuing share-based awards:

	Year ended December 31,
	2008	2009	2010
Expected option term (years)	6.03-6.12	5.30-6.12	6.08-6.12
Expected annual price volatility	41%	64%	62%
Risk-free interest rate	5.29%	4.50%	4.00%
Expected dividend yield	—	—	—

        The expected option term represents the weighted-average period during which our option awards are expected to be outstanding. The expected term is based on the simplified method outlined in the SEC's Staff Accounting Bulletin No. 107, Share-Based Compensation, because we are a privately held company with share-based compensation plans that are relatively new. Accordingly, we have relatively little experience or history to be able to determine the expected term over which our option awards will be held before exercise.

        With respect to price volatility, because we have been operating as a private company since inception with no active market for our shares or option awards, it is not possible to use actual price volatility data. Therefore, we estimate the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected term of option awards. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have a public market for our shares.

        We base the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on Russian Eurobonds with a remaining term approximating the expected term of the option award being valued.

        In the past, we have declared and paid dividends, including with respect to the years ended December 31, 2008 and 2010. We did not declare any dividends with respect to the year ended December 31, 2009 or the three months ended March 31, 2011. Currently, we do not have any plans to pay dividends in 2011 or in the near term. When we declared dividends in 2008 and 2010, we followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. Because optionees were generally compensated for dividends and we have no plans to pay cash dividends in the near term, we used an expected dividend yield of zero in our option pricing model for option awards granted in the years ended December 31, 2008, 2009 and 2010.

        We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. To estimate forfeitures, we have analyzed our historical forfeiture trends and adjusted them as appropriate for exceptional circumstances, such as the departure of two senior employees who had a disproportionate number of option awards. Excluding the effect of these two departures, our forfeiture rate is insignificant. As a result, we have applied an estimated forfeiture rate of zero. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

        We have granted the following option awards since September 30, 2009:

Grants made during the month of	Number of shares underlying option award	Exercise price per share
November 2009	1,646,000	$3.51
June 2010	1,965,000	$4.16
August 2010	112,000	$4.16
November 2010	2,451,000	$8.77
January 2011	60,000	$8.77

        Because there has been no public market for our shares, our board of directors has regularly determined the fair value of our shares and set the exercise price of option awards on the basis of valuations of our company arrived at by employing the "income approach" and the "market approach" valuation methodologies. This approach is consistent with the methods outlined in the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

        Under the income approach, we relied on the discounted cash flows (DCF) method. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include projected revenue, profit and cash flows which reflect management's best estimates of our future operations at the time; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects the risks associated with the business.

        Under the market approach, we relied on the guideline publicly traded company method as well as the prior transaction method, if such transactions were available. The publicly traded company method provides an indication of our value by comparing the enterprise value to earnings and revenue multiples of similar publicly traded companies in our industry. In applying the prior transaction method, we considered the most recent transaction in our company's shares.

        Set forth below is a detailed description of the approaches used by our board of directors to determine the fair market value of our shares for purposes of setting the exercise price for option awards granted since September 30, 2009:

        November 2009 option awards.    In November 2009, we granted option awards to purchase an aggregate of 1,646,000 shares at an exercise price of $3.51 per share. Our board of directors determined the fair value of the shares underlying those option awards using the prior transaction method, on the basis of the final price set upon the closing of the two recent arm's length transactions which closed in August and October 2009. The August 2009 transaction involved the sale and purchase of 27,575,925 of our shares at a price per share of $3.51 per share, for a total deal size of $96.8 million. In the October 2009 transaction, certain shareholders of a holding company that held as its sole asset an investment in our shares purchased and sold shares in the holding company at a price that implied a $3.51 per share for our shares. The total size of that transaction was $8.1 million.

        June 2010 and August 2010 option awards.    In June 2010 and August 2010, we granted option awards to purchase an aggregate of 1,965,000 and 112,000 shares, respectively, at an exercise price of $4.16 per share. Our board of directors determined that $4.16 was the fair value of our shares at the time of those option awards on the basis of preliminary information about the valuation at which an arm's length transaction in our shares was to occur. Negotiations for that transaction began in May 2010 and the transaction closed on September 28, 2010. In that transaction, certain shareholders of a holding company that held as its sole asset an investment in our shares purchased shares from another shareholder in the holding company at a price that implied a price per share for our shares of $4.41. The total size of this transaction was $10.1 million.

        Because of the difference between the price at which the arm's length transaction ultimately closed ($4.41 per share) and the exercise price set for our June 2010 and August 2010 option awards ($4.16 per share), in January 2011, we retrospectively valued our shares as of June 2010. For this retrospective valuation, the income approach, using the DCF method, and the market approach were employed to determine the fair value of the shares underlying the option awards. Under the market approach, the guideline publicly traded company and the prior transaction methods were relied upon. Each of the three methods employed was weighted equally. In the DCF model, a discount rate of 12.78% was used. The prior transaction method considered the September 2010 transaction that implied a price for our shares of $4.41 per share. Because our company's shares are not publicly traded, the valuation analysis performed for the June 2010 option awards employed a discount for lack of marketability of 17.91%. Moreover, because the underlying shares being valued for input into the BSM pricing model represent a minority interest, the valuation analysis was performed using a minority discount of 18.67%. This retrospective valuation reconfirmed the fair value of our shares at June 2010 to be $4.16 per share. Our board determined that the June 2010 valuation should also be used to determine the fair value of our shares for purposes of our August 2010 option awards for the following reasons: the arm's length transaction involving our shares that ultimately closed on September 28, 2010 was still being negotiated in August 2010; no major changes had occurred to our business or in the industry or equity markets generally between the June 2010 and August 2010 option awards; and the August 2010 option awards were, in aggregate, relatively small compared to our typical round of option awards.

        November 2010 and January 2011 option awards.    On November 3, 2010, our board of directors approved the grant of option awards to purchase an aggregate of 2,511,000 shares at an exercise price equal to the fair value of one share as of that date, to be determined by a contemporaneous valuation study to be undertaken promptly following that date. Based on the results of that valuation study, which was completed in late January 2011, we set the exercise price for these option awards at $8.77 per share. For the November 2010 grants, the income approach, using the DCF method, and the market approach were again employed. In the DCF model, a discount rate of 12.36% was used. A discount for lack of marketability of 9.56% and a minority discount of 18.67% were also used. When employing the market approach, the valuation study relied exclusively on the guideline publicly traded company method. The prior transaction method was not used for the November 2010 valuation study because it was determined that changes in market conditions (discussed below) since the most recent arm's length transaction in our shares that closed in September 2010 rendered this transaction a less reliable indicator of the value of our company. Each of results of the DCF method and the guideline publicly traded company approach were weighted equally for purposes of the November 2010 option awards.

        In connection with the November 3, 2010 board approval to grant option awards to purchase 2,511,000 shares, we granted option awards to purchase 2,451,000 shares as of that date but delayed the grant of option awards for the remaining 60,000 shares until January 11, 2011 when the three intended recipients of those option awards (to whom we had extended offers of employment as of November 3, 2010) formally became our employees. We used the same exercise price of $8.77 per share for the January 2011 option awards as for the November 2010 option awards given the proximity of the two grant dates and the fact that the January 2011 option awards related to a limited number of shares.

        The DCF model used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the level of internet traffic, our market share, and the size of the online advertising market generally. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company's relative performance in comparison with the selected peers. Changes in these assumptions and drivers resulted in the estimated fair value of our shares increasing from $4.16 per share as of June 1, 2010 to $8.77 per share as of November 3, 2010, as detailed below:

  •
  In early November 2010, the Mail.ru Group Limited ("Mail.ru") completed its initial public offering and listed on the London Stock Exchange. Because it is a publicly traded internet company based in Russia, Mail.ru was included as a guideline public company for purposes of our November 2010 valuation study. Mail.ru's trading multiples were significantly higher than those of other guideline companies. Therefore, the application of the guideline public company method indicated a significantly higher valuation for our company once Mail.ru was included in the analysis.

  •
  Beginning in September 2010 and into the first quarter of 2011, the growth rate in our advertising revenues continued to outperform our internal forecasts as well as the market expectations for growth in Russian online advertising spending. We therefore increased our forecasts for 2011 and future years materially between our June 2010 and November 2010 valuations. Furthermore, due to improved revenue growth prospects in comparison with our peers, our company's classification for purposes of applying the guideline publicly traded company method was upgraded in November 2010, positioning our indicative range in the median to third quartile instead of in the first quartile to the median, as was the case in the June 2010 valuation study.

  •
  In May 2010, we presented an internal revenue forecast to our board of directors that indicated monthly year-over-year growth rates for our revenue peaking in August and then gradually declining through December. We underperformed against this forecast from May through August. Beginning in September 2010, however, our revenues started to outperform our forecast, and our monthly year-over-year growth rates continued to accelerate through December. Based on this trend of accelerating instead of decelerating growth rates, our board approved a 2011 budget in November 2010 that reflected annual revenue growth materially higher than the 2011 growth rate assumed in the June 2010 valuation study.

  •
  In the June 2010 valuation study, our revenue forecasts were cross-checked with online advertising market forecasts published by PwC, noting that our forecasts implied a relatively consistent share of the online advertising market in Russia throughout the forecast period. The forecast indicated that the text-based online advertising market would grow by approximately 28% in 2010. By the end of November 2010, however, our text-based online advertising revenue had grown by over 44%. Additionally, the market forecast indicated declining growth rates for 2011. In light of our performance versus this and other third-party forecasts, as well as our recently adopted 2011 budget, the revenue forecasts for future years in our November 2010 DCF analysis were materially increased.

  •
  A marketability discount in the valuation analyses because our company was not yet publicly traded as of the valuation dates. As a result, our shareholders have had limited opportunities to sell all or part of their shares in our company. To determine an appropriate discount, the valuation study relied on an average strike put option analysis and applied a marketability discount of 17.91% in the June 2010 valuation and 9.56% for the November 2010 valuation. The decrease in the marketability discount between these two dates was the result of our improved IPO prospects. Mail.ru's successful completion of its IPO in November 2010 demonstrated favorable market conditions for IPOs of Russian-based technology companies. Improvements in our growth rates from September 2010 also improved our outlook on our company's future growth prospects. With these developments in view, our board began seriously considering an IPO for our company in 2011 at its November 2010 board meeting. In contrast, in June 2010, we were still underperforming as compared to our internal forecasts, and there was substantial uncertainty regarding the timeline of a future IPO.

  •
  The last transaction in our shares, discussed previously, closed at a price of $4.41 per share in September 2010, prior to the Mail.ru IPO, and prior to our board's consideration of a 2011 IPO. Due to these significant changes in the market as well as in our company's IPO prospects, this transaction was given no weighting in the November 2010 valuation study.

  Tax Provisions

        Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Effective January 1, 2007, we adopted the new FASB authoritative guidance on accounting for uncertainty in income taxes that requires a two-step approach to recognizing and measuring uncertain tax positions accounted. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest. Our actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of March 31, 2011, due to ambiguities in, and the evolution of, Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level. See "Risk Factors—Changes in the Russian tax system or unpredictable or unforeseen application of existing rules may materially adversely affect our business, financial condition and result of operations."

        We provide for dividend withholding taxes on 50% of the current year profit of our principal Russian operating subsidiary before we decide on the actual current year distribution because our intercompany dividend policy stipulates distribution of up to 50% of the current net profit for the year to the Netherlands. We consider the remainder of the subsidiary's unremitted earnings to be permanently reinvested outside of the Netherlands. As of March 31, 2011, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is RUR 7.80 billion. We expect the amount of unremitted earnings to grow as this Russian subsidiary continues to generate net income. We believe the applicable withholding tax rate is 5% and estimate that the amount of the unrecognized deferred tax liability related to these unremitted earnings is RUR 390 million as of March 31, 2011. If we were to subsequently make these unremitted earnings available for distribution to the parent company of our group, then we would be required to record a deferred tax liability on the amount to be made available for distribution. See "Risk Factors—Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty."

        In addition, significant management judgment is required in determining whether deferred tax assets will be realized. The valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on our ability to generate sufficient future taxable income. If actual events differ from management's estimates or, to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact our consolidated financial statements.

  Recognition and Impairment of Goodwill and Intangible Assets

        The FASB authoritative guidance requires us to recognize the share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of the future results of operations of such businesses. The fair value assigned to identifiable intangible assets acquired is supported by valuations that involve the use of a large number of estimates and assumptions provided by management.

        We assess the carrying value of goodwill arising from business combinations on an annual basis and the carrying value of intangible assets if events or changes in circumstances indicate that such carrying value may not be recoverable. Other than our annual review, factors we consider important that could trigger an impairment review include: under-performance of our business compared with our internal budgets or changes in projected results, changes in the manner of utilization of the asset, and negative market conditions or economic trends. Therefore, our judgment as to the future prospects of our business has a significant impact on our results and financial condition. If these future prospects do not materialize as expected or there is a future adverse change in market conditions, we may be unable to recover the carrying amount of an asset, resulting in future impairment losses.

Recently Adopted Accounting Pronouncements

        On January 1, 2011, we adopted the Financial Accounting Standards Board ("FASB") authoritative guidance that expands the required disclosures about fair value measurements pertaining to the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. The adoption of this guidance did not have an impact on our consolidated financial position, results of operations or cash flows.

        On January 1, 2011, we adopted the FASB authoritative guidance that changes the approach to classification of employee share-based payment awards that have exercise prices denominated in the currency of a market in which a substantial portion of the entity's equity securities trade and this currency differs from the functional currency of the employer entity or payroll currency of the employee. Such awards now should be classified as equity, assuming all other criteria for equity classification are met. The adoption of this guidance did not have an impact on our consolidated financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

  Foreign Currency Exchange Risk

        Our revenue and expenses are primarily denominated in Russian rubles. However, as is customary in the Russian real estate market, the majority of our rent expenses, including the lease for our Moscow headquarters, is denominated in U.S. dollars. Additionally, a major portion of our capital expenditures, primarily servers and networking equipment imported by Russian suppliers, can be also materially affected by changes in the U.S. dollar to Russian ruble exchange rate. By keeping most of our cash, cash equivalents and term deposits in U.S. dollars, however, we seek to ensure that we maintain sufficient cash balances to match near-term U.S. dollar denominated liabilities. Unless the Russian ruble experiences a prolonged and significant decline against foreign currencies, we do not believe that we have any material currency foreign exchange exposure in our day-to-day operations.

        The functional currency of our Russian operating subsidiaries, which account for the significant majority of our operations, is the Russian ruble. Given that our reporting currency is also Russian ruble, our reported results of operations are only impacted by fluctuations in exchange rates to the extent that we recognize foreign exchange gains and losses on foreign currency denominated monetary assets and liabilities. The functional currency of our Dutch and U.S. subsidiaries is the U.S. dollar. The functional currency of our Ukrainian subsidiary is the Ukrainian hryvnia. The financial statements of non-Russian subsidiaries have been translated into rubles using the current rate method, where balance sheet items are translated into U.S. dollars at the period-end exchange rate and revenue and expenses are translated using a weighted average exchange rate for the relevant period. The resulting translation gains and losses for the years ended December 31, 2008, 2009 and 2010 and the three months ended March 31, 2011, are included as part of other comprehensive income on our consolidated balance sheets. A substantial decline in the value of the U.S. dollar against the Russian ruble could result in translation and foreign exchange losses that could materially adversely affect our reported financial condition and results of operations.

  Interest Rate Risk

        We had cash, cash equivalents and term deposits of RUR 6,728 million as of March 31, 2011. We do not believe that we have any material exposure to changes in the fair value of our cash equivalents and term deposits balances as a result of changes in interest rates. We do not enter into investments for trading or speculative purposes. Declines in interest rates, however, will reduce future investment income.

INDUSTRY

        The internet is becoming an increasingly significant advertising medium in Russia and the other countries in which we operate. Strong economic growth and the greater availability and affordability of broadband access have led to rapid growth in the number of internet users and websites, as well as the time spent online by users. The internet's mass media reach, combined with its interactive nature and its ability to cost-effectively target audiences, creates new opportunities for advertisers to efficiently reach potential consumers online. We expect these developments, together with increases in total advertising expenditures, growth in e-commerce and growth in the content and services available online, to continue to drive substantial growth in online advertising expenditures in Russia. The global trend toward mobile internet access is also expected to play out in the Russian market, with investments in wireless infrastructure and rising smartphone penetration driving an increase in mobile internet usage and ultimately mobile advertising expenditures.

The Macroeconomic Environment in Russia

        With a population of 140 million and gross domestic product, or "GDP," of $1.38 trillion, Russia was the ninth most populous country and twelfth largest economy in 2010. Russia's nominal GDP experienced a compound annual growth rate, or CAGR, of 15.1% from 2005 through 2010 (in dollar terms) and its real GDP experienced a CAGR of 3.5% over the same period. Average annual disposable income per household grew significantly from $8,038 to $14,089 from 2005 to 2009, according to Euromonitor International. Russia's economy is expected to continue to deliver strong growth, with nominal GDP forecast to rise at a CAGR of 11.1% from 2010 to 2013.

Projected GDP Growth in Selected Countries, 2010-2013

Nominal GDP growth (in dollar terms)
India	13.8%
China	12.0
Russia	11.1
Brazil	8.9
United States	4.1
Europe (top 5)*	3.5

*
France, Germany, Italy, Spain, United Kingdom, the five largest economies in western Europe by GDP.

        The Russian language is also widely spoken in Kazakhstan and Belarus, where it is the second official language, as well as in Ukraine. We currently operate in each of these countries, which had an aggregate population of approximately 71 million and an aggregate nominal GDP of $310 billion in 2010.

Growth of Russian Internet Audience and Usage

        Bolstered by a strong economy and the growing affordability of personal computers and internet access, the Russian internet market is currently one of the fastest growing in the world. The number of internet users grew at a CAGR of 16.0% from 2005 to 2010, reaching 46 million, according to Euromonitor International, making the Russian internet market one of the largest in Europe in terms of users. The number of internet users is expected to continue to grow at a CAGR of 8.1% from 2010 to 2014, reaching 63 million in 2014.

        Despite significant growth in users, Russian internet penetration is still in its relatively early stages, with the number of Russian internet users aged 18 and older estimated to have reached only 43% of the population aged 18 and older in 2010, significantly lower than the internet penetration in the U.S. or the five largest economies in Europe. The number of internet users in Russia as a percentage of the population aged 18 and older is expected to reach 71% by 2014, with robust growth that will place Russia among the world's fastest growing internet populations.

Internet Users, 2010

	Projected growth in number of internet users (2010-14 CAGR)	Estimated number of internet users in 2010 (in millions)	Internet users as a percentage of total population in 2010
India	14.2%	141	12%
Russia	12.5	50	43
China	8.5	438	33
Brazil	6.4	97	49
Spain	4.8	31	65
France	4.4	39	63
Italy	3.5	33	55
United Kingdom	2.7	54	87
United States	2.1	233	75
Germany	0.8	66	80

Source: Russia: FOM, March 2011; all other countries, Euromonitor International, December 2010. FOM measures internet penetration as the number of internet users aged 18 and older as a percentage of the total population aged 18 and older. Euromonitor International defines internet users as those using the internet from any device (including mobile phones) in the past 12 months and generally covers users between the age of 15 and 74; in that population, Euromonitor International reports internet penetration in Russia of 33% in 2010.

        We believe that the continued growth of the internet market in Russia is supported by a number of factors, including:

        Economic factors.    Rising disposable income and the increasing affordability of personal computers and internet access are driving broader internet usage in Russia.

        Investments in internet infrastructure.    The Russian internet market is also benefitting from investments in infrastructure, including fiber-optic networks and wireless connectivity, increased usage as a result of faster and cheaper access, and continued growth in the content and services available online. In addition, the Russian government has undertaken several measures to foster internet usage in the country, for example, launching in 2006 a comprehensive program to promote internet usage widely. This program has been focused on providing broadband access in all Russian schools and is aimed at familiarizing children with the internet at an early age. Additionally, an e-government program is currently underway, focused on the provision of government services online.

        Growth in internet penetration in Russia's regions.    Internet penetration varies widely within Russia, with overall penetration in Moscow of 65% in the winter of 2010/2011 according to FOM, compared with our estimated average in the regions of 35%. This disparity primarily reflects the higher per capita income and wider access to flat-rate broadband pricing in Moscow, reflecting greater competition among providers. Users outside Moscow have historically paid for internet access based on the amount of data they download, the time they spend online, or the speed of access. Internet service providers have generally charged higher rates outside Moscow and differential rates for national and local access. Recent trends have seen broadband access spreading in Russia's regions and the cost of access decreasing.

        Rising mobile internet usage.    Mobile internet usage is growing rapidly in Russia despite limited 3G availability in much of the country. 3G services were introduced in many Russian cities during 2009, but launched in Moscow only at the end of 2009. Mobile internet access is sometimes used as a replacement for fixed-line broadband in areas where the latter is not easily accessible. Total data traffic on Russian mobile networks was expected to grow at a CAGR of 146% from 2008 to 2010, from 5,800 terabytes to 35,000 terabytes, according to a ComNews review published in May 2010.

        The number of mobile internet subscribers in Russia was estimated to reach 6 million in 2010, and is expected to reach 9 million by 2014, representing 7% of the total population, compared with 58% in the U.S., 25% in China, 40% across the five largest economies in Europe, 13% in Brazil and 6% in India. Unlike in other mobile markets, mobile network operators in Russia generally do not subsidize handset sales, which has contributed to slower adoption rates. Cheaper Korean and Chinese handset alternatives are now becoming popular in the Russian market and are expected to accelerate smartphone adoption.

The Advertising Market in Russia

        The advertising market in Russia grew from $4.5 billion in 2005 to $6.5 billion in 2009 and was expected to grow to $7.9 billion in 2010. Russia is the sixth largest advertising market in Europe and the twelfth largest advertising market globally, according to ZenithOptimedia.

Advertising Expenditures in Russia

	2005	2006	2007	2008	2009	2010	CAGR 2005-08	CAGR 2005-10
	(RUR in millions)
Offline advertising expenditures	140,500	177,900	222,800	278,200	196,200	223,200	25.6%	9.7%
Online advertising expenditures	2,850	6,200	12,700	17,600	19,100	26,650	83.5	56.4
of which:
Text-based	1,150	3,300	7,000	10,200	11,300	16,850	107.0	71.1
Display	1,700	2,900	5,700	7,400	7,700	9,800	63.3	42.0

Total advertising expenditures	143,350	184,100	235,500	295,800	215,300	249,850	27.3%	11.8%

	2005	2006	2007	2008	2009	2010	CAGR 2005-08	CAGR 2005-10
	($ in millions)
Offline advertising expenditures	4,427	5,605	7,020	8,765	6,181	7,032	25.6%	9.7%
Online advertising expenditures	100	228	497	708	600	840	92.0	53.0
of which:
Text-based	40	121	274	410	356	531	117.2	67.7
Display	60	107	223	298	244	309	70.6	38.8

Total advertising expenditures	4,527	5,833	7,517	9,473	6,781	7,872	27.9%	11.7%

Source: ZenithOptimedia data for total offline advertising expenditures, April 2011. GroupM data for online advertising expenditures, June 2010, other than with respect to 2010. Online advertising expenditures for 2010 are extracted from the website of the Russian Association of Communication Agencies (AKAR) because GroupM data for 2010 is not available as of the date of this prospectus.
Note: Advertising expenditures include VAT. For offline advertising, Russian rubles converted to U.S. dollars at the rate of $1.00 = RUR 31.7 in 2005-10. For online advertising expenditures, Russian rubles converted to U.S. dollars at the rate of $1.00 = RUR 28.5, 27.2, 25.6, 24.9, 31.7 and 31.7 in 2005-2010, respectively. Totals may not add due to rounding.

        ZenithOptimedia projects that the advertising market in Russia will grow at a CAGR of 23.3% in ruble terms from 2010 to 2013, significantly outpacing the global advertising market, which is expected to grow at a CAGR of only 5.2% over the same period. Russia's higher expected growth reflects the country's relatively low current level of advertising spending per capita and the relatively early stage of development of the commercial advertising market in Russia. Advertising spending per capita in 2010 was $56 in Russia, compared with $488 in the United States, $238 across the five largest economies in Europe by GDP, $66 in Brazil, $17 in China and $4 in India, according to ZenithOptimedia.

The Online Advertising Market in Russia

        Total online advertising expenditures in Russia, including text-based and display advertising, were $840 million in 2010. This represented approximately 11% of total advertising expenditures in 2010, up from less than 1% in 2005, and compares with 2010 online advertising as a percentage of total advertising expenditures of 29% in the United Kingdom, 18% in France, 18% in Germany, 5% in Italy, 13% in Spain, 20% in China, 15% in the United States, 5% in Brazil and 2% in India, according to ZenithOptimedia. We expect the transition to online advertising to accelerate in the future as advertisers benefit from better reach, targeting and measurement capabilities relative to traditional advertising.

Online Advertising Expenditures, 2010

	Online advertising expenditures ($ in millions)	Online advertising as percentage of total advertising expenditures
United States	$23,082	15%
United Kingdom	5,144	29
Germany	4,450	18
China	4,702	20
France	2,334	18
Spain	1,097	13
Russia	840	11
Brazil	608	5
Italy	588	5
India	121	2

Source: ZenithOptimedia, April 2011.

        The principal online ad formats currently available in Russia are display and text-based ads.

        Text-based ads consist of textual links that appear either on a search results page based on a user's search query, or on a webpage based on the page's content or on user behavior. Text-based ads are targeted by matching keywords previously selected by an advertiser with a user's search query, the webpage content viewed by the user, or the user's behavior or characteristics. Text-based advertising is generally used to generate sales of specific products or services, and is sold primarily on a pay-for-performance basis. This enables an advertiser to pay only when a user clicks on the ad or, in certain cases, when the user performs a specific action, such as completing a purchase or registering to become a member of a website. Text-based ads were the fastest growing online ad media in Russia over the 2005-2010 period, experiencing a CAGR of 67.2% in ruble terms and significantly outpacing display ads.

        Display advertising consists of graphical ads, such as banners and visual images, which are generally independent of the content of the webpage on which they are displayed, although banners are increasingly being offered on a targeted basis. Display ads are primarily used to increase brand awareness or general demand for particular products or services and are typically priced on a cost-per-thousand impressions, or CPM, basis.

        The Russian text-based ad market grew through the financial crisis at a CAGR of 27.1% in ruble terms over the 2007 to 2009 period. The text-based ad market is expected to experience accelerated growth in the medium term due to a number of factors, including its ability to generate real-time and measurable results for advertisers, its suitability for location-based advertising and its attractiveness for the growing number of small and medium-size businesses in Russia seeking to conduct online advertising campaigns.

Mobile Advertising

        The rapid growth in mobile internet usage is driving a significant uptake in mobile advertising. Advertising on a personal mobile device that has "always-on" internet connectivity and can provide information about the user's location is an attractive value proposition to advertisers, as they can target consumers with relevant, personalized and location-specific information.

        Global mobile advertising spending is expected to experience a CAGR of 25.9% growing from $11.5 billion in 2010 to $28.9 billion in 2014, according to Wall Street Research. Russian mobile advertising spending is expected to experience a CAGR of 52.8%, from $9 million to $21 million for the period 2010 to 2012, according to Starcom MediaVest Group. Search, as an important entry point to the web from mobile devices, is well positioned to benefit from the expected surge in mobile internet usage and adoption of mobile advertising by marketers.

e-Commerce

        The business-to-consumer and business-to-business e-commerce market in Russia is forecast to grow at a CAGR of 24.2% from 2010 to 2014, reaching $42.3 billion, according to IDC. We believe we will benefit from increasing e-commerce volumes. Price comparison sites are increasingly used by consumers as gateways to retail e-commerce, as they enable consumers to select the most suitable product and retailer based on specific criteria and recommendations from other users at the most competitive prices.

Conclusion

        Overall, we believe that our industry presents attractive growth prospects for a number of reasons, including the following:

  •
  the Russian economy is expected to continue to grow faster than more developed economies

  •
  Russian internet penetration significantly lags that observed in more developed countries, and is expected to increase at a faster rate

  •
  mobile internet penetration and smartphone adoption rates are increasing in Russia, and search and location-based services are well-suited for mobile applications

  •
  the Russian advertising market has been growing faster than both the global advertising market and the overall Russian economy, and these trends are expected to continue

  •
  the Russian online advertising market is expected to continue to outpace both the global online advertising market and the overall Russian advertising market

  •
  text-based advertising continued to grow during the economic downturn and is expected to grow strongly in future periods

  •
  e-commerce is growing, with search being a major facilitator of online commerce

BUSINESS

Our Business

        We are the leading internet company in Russia, operating the most popular search engine and the most visited website. In 2010, we generated 64% of all search traffic in Russia and were the largest Russian internet company by revenue. In March 2011, our yandex.ru website attracted 38.3 million unique visitors. We also operate in Ukraine, Kazakhstan and Belarus. Our mission is to answer any question internet users may have. To that end, we utilize our capabilities in applied mathematics and data analysis and our in-depth knowledge of the languages, cultures and preferences of internet users in our markets to develop advanced search technology and information retrieval services. We also aggregate and organize extensive local, national and international content and offer a broad range of additional services. Our search and many of our services are location-based and are available in versions tailored for mobile and other digital platforms and devices.

        Benefiting from Russia's long-standing educational focus on mathematics and engineering, we have drawn upon the considerable local talent pool to create a leading technology company. For over 20 years, our founding team has been developing and optimizing search technology, which has formed the core of our business and helped Yandex become one of the best known brands in Russia. Our users are our first priority, and we are committed to advancing our technology to continuously improve their internet experience.

        Our search engine uses our proprietary algorithms to provide relevant results, which we structure and present in an editorially neutral and user-friendly manner. With a focus on our principal geographic markets, our search technology allows us to provide local search results in more than 1,400 cities. We also feature "parallel" search, which presents on a single page the results from both our main web index and our specialized information resources, including news, shopping, blogs, images and videos. Our blog search also includes feeds from leading blog hosting and social networking sites in Russia, including LiveJournal, Vkontakte and Facebook. We offer convenient access to our search engine through personal computers, mobile phones, tablets, and navigation and other digital devices. We also offer a wide range of specialized search, personalized and location-based services, including Yandex.News, Yandex.Market, Yandex.Mail and Yandex.Maps.

        Our homepage, which attracted 24.7 million unique visitors in March 2011 according to TNS, provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, personal email and other services. Our homepage can easily be customized by users to address their individual interests.

        We derive substantially all of our revenues from online advertising. We enable advertisers to deliver targeted, cost-effective ads that are relevant to our users' needs, interests and locations. Most of our revenues are derived from text-based advertising, which uses keywords selected by our advertisers to deliver ads based on a particular user query, the content of a website or webpage being viewed, or user behavior or characteristics. We derive a smaller portion of our revenues from display advertising, which principally consists of graphical ads that appear on specific webpages. Our ads are clearly marked and separate from our organic search results and from the content of the webpages on which they may also appear. We do not serve intrusive ads, such as "pop-ups," that might detract from our users' experience.

        In addition to serving ads on our own search results and other webpages, we deliver ads to the thousands of third-party websites that make up our Yandex ad network. Through our ad network, we generate revenue for both our network partners and us and extend the audience reach of our advertisers. Our Yandex.Direct service, the largest automated, auction-based system for the placement of text-based advertising in Russia, makes it easy for advertisers to bid for desired keywords and to obtain the best price for their ads. We served ads for more than 127,000 advertisers in the first quarter of 2011 compared with

92,000 in the first quarter of 2010, 180,000 advertisers in the full year 2010 and 131,000 in the full year 2009, including many small and medium-sized businesses throughout Russia and the other countries in which we operate.

Competitive Strengths

        We believe that we benefit from the following key strengths:

        We are the internet market leader in Russia. We captured 65% of internet search traffic in Russia in the first quarter of 2011, up from 64% in 2010, 57% in 2009 and 55% in 2008, according to Liveinternet.ru, and our yandex.ru website attracted a monthly average of 37.9 million unique visitors in the first quarter of 2011, according to comScore. We believe that our market position, strong brand and continuous innovation enable us to attract increasing numbers of users, advertisers, and ad network partners. We have also leveraged our search technology and expertise to expand outside of Russia into Ukraine, Kazakhstan and Belarus. We believe our market leadership allows us to play a pivotal role in the development of the Russian internet ecosystem. We provide users with access to content and services, drive web traffic to third-party websites, and facilitate web monetization through targeted, cost-effective online advertising. We believe that we are well positioned to capitalize on the growth of internet usage and online advertising in Russia.

        We are at the forefront of search and information retrieval technology. Our founders have been actively engaged in the development of search technology for more than 20 years. We utilize linguistics, mathematics and statistical analysis to develop proprietary algorithms that efficiently extract, compile, systematize and present relevant information to users. We draw upon our deep technological expertise and our team of more than 1,400 engineers and developers to improve our search capabilities and introduce innovative services. For example, in 2009 we launched MatrixNet, a new method of machine learning that significantly improves the relevance of our search results. We develop our key technologies in-house and opportunistically acquire technologies and teams that we believe can help to enhance our offerings.

        We deliver best-in-class user services. Our users are our first priority. Their needs govern the development of our services and the design of our webpages, and we do not compromise their experience to maximize revenues. To improve the user experience, we continuously seek to enhance our technology to ensure the relevance of our search results and to introduce new and improved services and features, including mobile and location-based services. In our maps service, for example, we offer real-time road traffic congestion monitoring, the most popular service of its kind in Russia, as well as a variety of tools to enable users to get information about local businesses and points of interest. We also seek to ensure the speed and reliability of our services regardless of the user's location by operating our own network of data centers in major cities throughout Russia and the other countries in which we operate. We believe that our focus on the user helps to maintain strong brand loyalty, which serves to further increase demand for our services.

        We have a proven track record of monetization. We have been profitable every year since 2003 and have proven our ability to monetize our large and rapidly growing user base. The growth in our users and advertisers and our ability to deliver relevant search results have driven compound annual revenue growth of 66% from 2006 through 2010. We are focused on developing tools that will continue to enhance our monetization, including more advanced ad formats and more location-based and targeted advertising across digital platforms and devices. For example, in January 2011 we launched our Geo-Direct Business Directory service, which allows businesses to pay for a premium placement on our maps, including maps returned in our search results, highlighting their address and allowing users to access their contact details with a single click.

        We attract and nurture world-class talent. At the heart of our company are world-class competencies in applied mathematics, programming and distributed computing. With our principal development facilities located in Russia, we believe that we are better able to attract local talent than some of our global competitors because our employees feel closer to the center of our operations. We also actively contribute to the advancement of information search and retrieval, computer science and mathematics in Russia. Our initiatives include the Yandex School of Data Analysis, which we founded in 2007 and from which we recruit developers; Yandex.Start, our program to support start-up businesses through which we seek to foster innovation and identify potential new partners and team members; and our sponsorship of educational competitions, including math and computer science Olympiads. We also seek to recruit talent worldwide as opportunities arise, as we have done with teams in Silicon Valley and Ukraine, for example.

Our Strategy

        Our mission is to answer any question internet users may have. We seek to structure and make easily accessible the wealth of content available on the internet, as well as to actively expand the scope and usefulness of that content. To fulfill our mission, we intend to:

        Continuously enhance our users' internet experience. We are committed to using our technology to continuously improve the quality and breadth of the services we offer in order to enhance our users' internet experience. We intend to continue to enable users to find relevant information more efficiently, including by improving our search algorithms, increasing the size, quality and freshness of our web indexes, and actively creating, collecting and processing real world information to make it available online. We also plan to continue to develop and introduce new services, features and functionalities that address our users' needs. We believe that by providing the best experience we will continue to attract a large and loyal audience.

        Continue to develop services for mobile and other digital platforms and devices. To be able to provide answers whenever and wherever our users need them, we are making our services accessible on all popular digital platforms and devices, including cellular telephones, tablets, internet-connected TVs and navigation devices. We have introduced mobile versions of many of our services and offer downloadable applications for the most popular mobile platforms and devices. Less than 5% of our total traffic currently accesses our services through mobile devices, which we believe indicates potential for significant growth. We intend to build on existing offerings to introduce new and improved mobile and location-based services. For example, we recently entered into an arrangement with BMW to pre-install a number of our services, including Yandex.Maps, Yandex.Traffic, Yandex.News and Yandex.Weather on the on-board computers in certain car models in Russia, and will continue to actively look for similar opportunities to expand our mobile reach and the range of digital platforms and devices we can serve.

        Further leverage our broad base of users, advertisers and ad network partners to drive monetization. We believe we can most effectively monetize our services by focusing first and foremost on the user. We intend to utilize our technology to continuously improve the relevance of our search results and offer new ad formats, including increasingly targeted and location-based ads, which we believe will increase our revenues. We also intend to leverage our leading market position to strengthen and extend our relationships with advertisers, advertising agencies and distribution partners, and to selectively grow the Yandex ad network. We believe that by increasing our reach, we will be able to drive further monetization.

        Expand our presence in our current markets, while considering selective expansion into additional geographies. We intend to increase our share of advertising in the markets in which we operate by continuing to enhance the relevance of our search results and other services and tailoring them for local markets. We believe we can drive further revenue growth, especially from small- and medium-size businesses, by developing more location-based services that enable advertisers to conduct more geographically targeted ad campaigns. We also actively explore opportunities for geographic expansion, and intend to deploy our technology, infrastructure and expertise to move into additional countries where we believe we can establish a competitive advantage. We plan to direct a material portion of our planned 2011 capital expenditures to support such efforts.

        Increase the scope, accessibility and usefulness of content on the internet. We are devoted to the development of the internet as the resource for information, both by enhancing the structure of available content and through continued aggregation and creation of new content. We believe that increasing the scope, usefulness and accessibility of content will help to improve the quality of the answers we provide and lead to further adoption of our services. In pursuit of this goal, we make many of our technologies freely available to any third-party developers in the form of application program interfaces, or APIs, to enable them to easily make information available and accessible online. In addition, we recognize the growing importance of online social networks, and are actively working to improve the accessibility of their content by making it available to our search users through data sharing arrangements with such networks. As a market leader, we benefit from increased internet usage, which we believe serves to attract larger advertising budgets online.

        Maintain a talented workforce and a creative and participatory culture. We place a high value on technological innovation and a strong emphasis on nurturing talent. We actively recruit and develop talent both internally and externally through our support for data analysis education and our relationships with start-up companies. We believe that we have created a dynamic and non-hierarchical work environment that encourages teamwork, brainstorming, creativity, innovation and individual contribution. We believe in providing incentives to maximize company performance, including granting share options to almost 10% of our workforce to date—a practice that is relatively uncommon in Russia. We also selectively acquire and integrate businesses with teams of experienced developers. For example, we recently acquired GIS Technology, the company that provides content for our maps, with a team that will help us to strengthen our location-based offerings. We also seek opportunistically to recruit talent in other geographies, for example by launching Yandex Labs in Palo Alto, California, with the objective of fostering further innovation in search and advertising technology. As we continue to expand our workforce, we are committed to maintaining the positive aspects of a start-up environment to ensure continued innovation and flexibility.

Our Services for Users

        We offer a broad range of services that are free to our users and that enable them to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices. The principal types of services we offer to our users include search, location-based, personalized and mobile services, including the following:

Yandex Search
    Our core search engine
Specialized Search Services
    Yandex.News
Yandex.Market
Yandex.Image
Yandex.Video
Yandex.Catalog
Yandex.Weather
Yandex.Music
Yandex.Dictionaries
Yandex.Afisha
Yandex.TV
Yandex.Blogs
Yandex.Timetables
Yandex.Jobs
Yandex.Auto
Yandex.Real Estate
Maps and Location-based Services
    Yandex.Maps
Yandex.Traffic
Yandex.Metro
Yandex.Panorama
People's Map	Yandex Homepage
    Gateway to our search and services
Email and Personalized Services
    Yandex.Mail
Yandex.Fotki
Narod
Yaru Blogs
Mobile Applications and Services
    Mobile versions of services at m.yandex.ru
Applications such as search for mobile, as well as maps, email and photos
Desktop Applications
    Punto Switcher
Yandex.Bar
Ya.Online
Server Applications
    Yandex.Server
Yandex.Spamooborona

  Yandex Search

        Our search engine offers almost instantaneous access to the vast range of information available online. Our organic search results are ranked by computer algorithms based exclusively on relevance, and we clearly segregate organic results from paid results to avoid confusing our users. Our advertising services do not affect the way we generate or rank our organic search results because we do not accept payment for rankings or for inclusion in our organic search results, or allow parties to pay to include additional pages in our web indexes. Our antispam protection detects and downgrades pages with low informational content, made-for-advertising and "doorway" sites, pages with pop-under banners, content farms and scraped-content pages. We do not manipulate or interfere with our search algorithms in order to favor paid or affiliated sites or services, including those of our Yandex ad network partners, and do not adjust for political censorship. We supplement the results from our main web index with results from our "parallel" search system, which blends listings from all available Yandex specialized and vertical searches according to their relative relevance, such as Yandex.News, Yandex.Market, Yandex.Maps, Yandex.Music, Yandex.Image and Yandex.Video. Yandex search is responsive to real-time queries, recognizing when a query requires the most current information, such as breaking news or the most recent post on Twitter on a particular topic. We constantly measure and monitor key parameters of our search to assess and ensure its quality. Based on our internal statistics and analysis of our own and competitors' services, we believe that our search consistently demonstrates high quality in areas such as navigational search for specific webpages, spell checker precision, location of original source documents, low level of spam returned, and the size and comprehensiveness of our index.

        Additional key features of our search results page are:

  •
  Wizard Answer, a tool that analyzes and categorizes user queries in order to provide the correct answer where there is only one correct answer, such as flight arrival times, movie schedules, sports results or foreign currency conversions;

  •
  Spell Checker, a feature that uses machine-learning to correct spelling errors, including automatically correcting between the Cyrillic and Latin alphabets;

  •
  Autocomplete, a feature offering as-you-type suggestions, complemented with direct links to websites where relevant, to help users enter queries more efficiently and define searches more precisely;

  •
  Antivirus, which detects pages that contain or link to malware or viruses and warns users about potential threats;

  •
  Enhanced Snippets, which enables users to quickly see the most important information by allowing webmasters to provide us with input that lets our search engine automatically extract the most relevant points from their sites and present it to users in a useful format on our search results page;

  •
  Fast Links, which offers direct links to the most popular pages of a particular website; and

  •
  Related Queries, which offers alternative ways of formulating search queries to improve results.

        All of these features allow us to produce high-quality, highly relevant search results, which we believe ensures an excellent user experience and helps us attract and retain users. We also offer a number of specialized search features, including Advanced Search, allowing users to enter more detailed and customized queries; My Findings, allowing registered users to store and manage their Yandex searches and viewed websites; Family Search, our most restrictive search filter, allowing users to filter explicit images and text to provide a child-friendly online environment; and Search for the Visually Impaired, our interface featuring larger fonts and adjusted for better audio output.

        In 2010, we launched yandex.com, our platform for beta testing and improving non-Russian language search. We seek to enhance our search capabilities by regularly expanding our algorithms to process additional languages, including most European languages, and our index of international webpages.

  Yandex Homepage

        Our homepage provides a gateway to the wealth of information available online. Users can find answers to their explicit questions through our search box, as well as their implicit questions through current news, weather and road traffic reports, TV and movie schedules, and other services. In March 2011, our homepage had 24.7 million unique visitors, compared to 22.7 million for Mail.ru's homepage and 7.3 million for Rambler's homepage, according to TNS. According to a TNS survey in Russia in late 2010, 44% of users had selected yandex.ru as their default homepage, compared with 17% for mail.ru and 9% for google.ru.

        We enable users to easily customize our homepage in light of their personal interests. Users can select from more than 8,000 third-party and proprietary "widgets" (add-on web applications) to add to our homepage. Our widgets allow users a range of options including viewing their Facebook, Vkontakte or Twitter accounts, following global or regional news, seeing road traffic updates for their city or for personalized travel routes, accessing frequently used online games and receiving email alerts from their Yandex.Mail inbox. Users can also personalize the language, design and color themes for the homepage, as well as remove any content, including banner ads, other than the search box. Roughly one out of every five Yandex users chooses to customize the Yandex homepage.

        We also offer ya.ru, a "light" version of our homepage, which contains only a search box. Approximately 1% of Yandex's searches are currently served via ya.ru.

        We also offer localized homepages for specific geographic markets. We launched our Ukrainian homepage yandex.ua in 2005, our Kazakh homepage yandex.kz in 2009, and our Belarusian homepage yandex.by in 2010. Yandex automatically detects users' locations based on their IP addresses and defaults to the relevant local homepage. For these localized homepages, we do not simply crawl the web for local content; the content we provide through these sites, such as news, is generally obtained through agreements with reputable local partners. We are focused on providing an increasing amount of content in the local language and believe that we provide better support for local language search in these markets than our competitors. According to our internal statistics, in March 2011, yandex.ua had 14.4 million unique users, yandex.kz had 2.4 million unique users, and yandex.by had 3.0 million unique users.

  Specialized Search Services

        In addition to our core search engine, we offer the following specialized search services:

        Yandex.News.    Our news aggregation and information service, providing a comprehensive media overview for our Russian and Ukrainian audiences, aggregating and presenting local, national and international news, currently from more than 3,700 news sources worldwide. The selection of news is fully automated and neutral from an editorial perspective. Our news page is assembled automatically and uses our "facts extraction" technology to present a story summary with the most relevant information compiled from various sources, as well as a map of the relevant location and automatically assembled "press portraits" of the key people and parties involved. We also present news stories in our search results pages, when relevant. We currently have "content-for-traffic" agreements with most of our news content providers in Russia and Ukraine, through which we obtain the right to use content for free in exchange for directing traffic to the providers' websites.

        Yandex.News is the most visited online news aggregation service in Russia, with 11.6 million unique visitors during March 2011, compared to 9.6 million for Mail.ru's news service and 6.5 million for RBC.ru, the news service of RosBusiness Consulting (RBC), according to comScore. The average daily audience of Yandex.News was approximately 1.6 million during March 2011 (not including users who read news summaries on our homepage), compared with 1.4 million for Mail.ru's news service and 618,000 for RBC's news service, according to comScore.

        Yandex.Market.    Our price comparison service providing product information, price comparisons and consumer-generated reviews of products and online retailers. We aggregate price, product and availability information from more than 6,000 active online and "brick-and-mortar" retailers, and currently feature more than 130 product categories and more than 500,000 product makes and models. Each participating store is required to have an individual product page with a product description, a shopping basket feature or other ability to one-click check-out and an image of the product, helping us to ensure the quality of service, save user time and improve user experience. The service also includes product descriptions compiled by our staff and a selection feature allowing users to find the most suitable product based on certain features. The service prioritizes offerings from shops that ship to the user's location. For users who are unsure about the specific product characteristics they are looking for, we offer our automated Q&A expert system, "Guru," which helps users narrow down their search by helping to identify their needs. Yandex.Market enables users to post comments and ratings on the quality of service of participating e-shops, as well as on the quality and usefulness of particular products. Through our quality control efforts, we seek to ensure compliance with our product and service standards before retailers are admitted to the system, and periodically monitor compliance with these standards. We aggregate information in a neutral manner and do not operate our own e-shops and do not feature any affiliated e-shops.

        Yandex.Market is the most popular online price comparison service in Russia, with 6.0 million unique visitors in March 2011, compared with 2.2 million for Mail.ru's shopping service, according to comScore.

The average daily audience of Yandex.Market was approximately 462,000 in March 2011, according to comScore.

        We offer a Yandex.Market mobile application that allows users to scan product bar-codes in-store to receive product information, price comparisons, customer reviews and online availability information. It also recognizes telephone numbers in the retailers' listings, and allows mobile users to place calls directly to participating Yandex.Market retailers from within the mobile application.

        Yandex.Image Search.    Our image search service, which allows users to search our index of more than 3.8 billion images. Users can search our image database by using specific keywords as well as by filtering specific visual image attributes such as colors, shapes and object types. During March 2011, our image search service had approximately 19.8 million unique visitors, compared to 6.4 million for Google Images in Russia and 1.4 million for Mail.ru's image search service, according to comScore. The average daily audience of Yandex.Image Search was approximately 2.5 million during March 2011, compared to 651,000 for Google Images and 84,000 for Mail.ru's image service, according to comScore.

        Yandex.Video Search.    Our video search service, which allows users to search our index of approximately 120 million videos available on video hosting services, as well as the websites of major media companies and news sources. It allows users to preview videos and continue searching at the same time. During March 2011, Yandex.Video Search was the largest video search website in Russia, with 11.2 million unique visitors, compared with 2.1 million for Google video search and 623,000 for Mail.ru video search, according to comScore. For reference, youtube.com had 13.9 million unique visitors in Russia in March 2011. On a daily basis, the audience of Yandex.Video Search was 987,000 during March 2011, compared to 126,000 for Google Video Search in Russia and 40,000 for Mail.ru's video search service, according to comScore.

        Yandex.Catalog.    Our directory of websites, arranged by topic, region, genre and other characteristics, and featuring website descriptions prepared by our moderators which are based on what they believe to be the most informative and authoritative web resources in their respective categories. During March 2011, Yandex.Catalog had 3.9 million unique visitors compared to 1.4 million for Rambler Top100 and 977,000 for Mail.ru Directory, according to comScore. On a daily basis, during March 2011, Yandex.Catalog had 347,000 unique visitors, compared to 136,000 for Rambler Top100 and approximately 57,000 for Mail.ru Directory, according to comScore.

        Yandex.Weather.    Our service featuring weather reports for approximately 200 countries worldwide. It is the largest online weather service in Russia, with 8.8 million unique visitors in March 2011, followed by Mail.ru Weather with 4.1 million, according to comScore. The average daily audience of Yandex.Weather was approximately 1.2 million during March 2011 (not including users who view weather reports on our homepage), compared to 466,000 for Mail.ru Weather, according to comScore.

        Yandex.Music.    Our free, licensed music streaming service. Yandex's music catalog currently features more than 1.8 million tracks from Russian and international artists. Users can listen to tracks from Yandex.Music on the Yandex search page if tracks are relevant to a query and are selected through parallel search. All content is licensed through non-exclusive agreements with more than 50 copyright holders, including many of the leading global music companies, such as Universal Music Group, EMI, Warner Music Group and Sony Music as well as local Russian artists. Currently this service is available to users in Russia, Belarus, Kazakhstan and Ukraine. Our music service had 3.0 million unique visitors during March 2011, compared to popular Russian licensed music streaming sites Megalyrics.ru and MUZ.ru, with 1.5 million and 1.0 million, respectively, according to comScore. On a daily basis, during March 2011, Yandex.Music had an average of 211,000 unique visitors, compared to 80,000 for Megalyrics.ru and 49,000 for MUZ.ru, according to comScore.

        Yandex.Dictionaries.    Our reference and multi-language translation tool with spellchecker, with access to more than 100 online reference sources. Our dictionary service was among the top five most used reference services in Russia during March 2011, according to comScore, with 4.7 million unique visitors.

        Yandex.Afisha ("Playbill").    Our service for searching for theatrical events, movies, concerts, exhibitions, sports events and other offline leisure activities in major cities in Russia, Ukraine, Belarus and Kazakhstan. Afisha features reviews supplied by our media partners, aggregated and prioritized using algorithms similar to those used for Yandex.News. In March 2011, the service had 2.3 million unique visitors, according to comScore.

        Yandex.TV.    Our TV program guide, which had 4.7 million unique visitors in March 2011, according to comScore.

        Yandex.Blogs.    Our blog search tool, which we believe is the largest and most comprehensive blog search engine in Russia, currently providing instant access to more than 2.5 billion blog posts from more than 81 million blogs. We have an arrangement with LiveJournal for a special data streaming interface to enable us to search their blog posts and comments, an agreement with Facebook to receive a syndication feed of updates for their public content, and an arrangement with Vkontakte, Russia's largest social network, to index all their public posts. According to comScore, during March 2011, Yandex.Blogs had 2.9 million unique visitors.

        Yandex.Timetables.    Our service allowing users to plan the most convenient itinerary among a variety of transportation options, including plane, bus and train schedules based on information feeds from our partner agencies. Users can also purchase train and airline tickets through this service. According to comScore, during March 2011, Yandex.Timetables was the one of the largest of such services in Russia, with 1.4 million unique visitors, after tutu.ru with 1.8 million.

        Yandex.Jobs.    Our search service allowing users to see local employment opportunities, and to search by job type, salary range, working hours and educational requirements. For this aggregation service we partner with the largest recruitment websites in Russia, Ukraine, Belarus and Kazakhstan. Launched in October 2010, Yandex.Jobs attracted 2.5 million unique visitors during March 2011, according to comScore, compared to 2.9 million for SuperJob.ru, 2.4 million for hh.ru and 2.2 million for Mail.ru's job search.

        To assist users in their job search, our MoiKrug ("My Circle") professional networking service also enables users to create and post their resume as well as find information and feedback on employers. During March 2011, MoiKrug had 1.0 million unique visitors, according to comScore.

        Yandex.Auto.    Our search service allowing users to access aggregate classified ads and other information, including user reviews, for new and used cars. The service currently offers more than 1.2 million classified ads aggregated from more than 300 websites. With 3.4 million unique visitors during March 2011, Yandex.Auto was among the largest automotive aggregation services in Russia, following AUTO.ru with 4.5 million and Mail.ru Auto with 4.4 million, according to comScore.

        Yandex.Real Estate.    Our property search, launched in December 2010, for users looking to rent or buy a home in Russia, Ukraine, Belarus or Kazakhstan.

        Other specialized search services.    We seek to address our users' needs and interests throughout the year by providing a number of targeted and seasonal services. For example, our Yandex.Financial Products service allows users to search for and compare different financial products and services. Currently, the service aids users in comparing bank deposit interest rates, consumer credit products, car loans and mortgages. In addition, our Yandex.USE service is a demo version of the Uniform State Exam (USE) (the Russian equivalent of the SAT college admission test), giving users access to problem sets developed especially for Yandex by the Moscow Center for Continuous Mathematical Education.

  Email and Personalized Services

        Yandex.Mail.    Our email hosting service, which offers a gateway to our personalized communication services. Yandex.Mail provides users fast and easy access to their email accounts through a dynamic user interface, instantaneous message display and unlimited storage space. A number of features are available to enhance users' experience, including threaded and unthreaded views; Autotagging, which automatically recognizes and tags certain types of emails (for example, those from social networks, e-tickets and calendar events); Smart first lines, which allows our users to see the first line of any email in their inbox without having to open it; Address book, which recognizes and links both Latin and Cyrillic transliterations of names, and aggregates all emails from the same sender regardless of the language used; Yandex.Subscriptions, our real simple syndication ("RSS") reader, which notifies users of new postings on their pre-selected topics; Yandex.Calendar, which helps users manage appointments and set reminders; and Yandex.Cards, which allows users to create and send electronic greeting cards without leaving their inbox.

        Our mobile version of Yandex.Mail allows users to receive and send emails through Yandex.Mail accounts on mobile devices, as well as to connect through Ya.Online. Our "push-email" technology allows for the instantaneous delivery of new emails to mobile inboxes. Users can also send and receive instant messages and communicate their coordinates through Yandex.Maps, and the service recognizes and allows users to call phone numbers in emails. Yandex.Mail also offers users the ability to create personal domain email accounts, with all the features available to users of Yandex.Mail.

        We seek to offer email free of spam and viruses, and our users can choose not to view ads on this service. Our users' accounts in Yandex.Mail are protected by Spamooborona, Yandex's proprietary server-side spam filtering solution, which performs comprehensive analysis of thousands of email properties, measuring their significance and ensuring precise filtering of spam, while distinguishing legitimate emails including legitimate automated or list mails. Spamooborona also adaptively "learns" a user's personal preferences so that it can effectively include or filter out emails based on their individual history. Yandex.Mail is also equipped with Dr.Web, a popular third-party Russian antivirus program.

        In March 2011, Yandex.Mail had 13.6 million users, according to comScore. We believe this makes us the second largest provider of free email services in Russia, compared with 20.4 million for Mail.ru's mail service, and followed by 3.8 million for Rambler email and 2.5 million for Google's Gmail. The average number of daily visitors of Yandex.Mail was 2.2 million during March 2011, compared with 4.2 million for Mail.ru's email service, approximately 707,000 for Rambler email and approximately 426,000 for Google's Gmail service, according to comScore.

        Yandex.Fotki.    Our photo hosting service and online community, which offers unlimited storage space. Yandex.Fotki is designed to encourage photo sharing and interaction among users, and is used by many Russian bloggers to host the photos embedded in their blogs. Our mobile version of Yandex.Fotki enables users to upload images quickly from mobile devices to our Yandex.Fotki desktop service and to immediately share the photos on blogs or social networking sites. With 8.1 million unique visitors during March 2011, Yandex.Fotki was the second largest photo hosting service in Russia, compared with Mail.ru Photo with 12.0 million and Google.ru's Picasa with 1.5 million, according to comScore. The average daily unique visitors of Yandex.Fotki was approximately 612,000 during March 2011, compared with 1.5 million for Mail.ru Photo and 108,000 for Google Picasa in Russia, according to comScore.

        Narod.    Our website-hosting service, which allows users to create and maintain webpages using third-level or personal domain names, and to share content, such as documents, music, video and photos. Our Narod service is closely integrated with our Yandex.Mail service, allowing users of Yandex.Mail, for example, to send and receive very large files. Narod is currently the largest free website- and file-hosting service in Russia, with 18.3 million unique visitors during March 2011, according to comScore, compared with 17.0 million for UCOZ.ru.

        Yaru Blogs.    Our blog-hosting service, offering users tools to create and maintain personal blogs and to participate in online communities. The service also allows users to aggregate their friends' blogs, including LiveJournal, LiveInternet, Diary.ru, Blogs@Mail.ru, Blogger and micro blogs like Twitter and FriendFeed. According to comScore, during March 2011, our Yaru online community had 3.1 million unique visitors.

  Maps and Location-based Services

        Yandex.Maps.    Our map service is the most popular map service in Russia, with 10.1 million unique visitors during March 2011 compared with 7.3 million for Google Maps in Russia and 2.0 million for Mail.ru Maps, according to comScore. During March 2011, Yandex.Maps had 954,000 average daily visitors, compared with 517,000 for Google Maps in Russia and 101,000 for Mail.ru Maps.

        This service provides high-quality, detailed maps of more than 150 cities and towns in Russia and approximately 60 cities in Ukraine, Kazakhstan and Belarus. In addition to graphical maps, we offer satellite images and hybrid maps (an amalgamation of satellite images and graphic maps), panoramic views and driving directions in browsers and mobile device applications.

        Our mobile version of Yandex.Maps allows users to determine their current location, to find a nearby business, to monitor road traffic congestion along particular routes and to determine the best routes based on real-time road traffic congestion updates. Mobile Yandex.Maps is available on a variety of mobile platforms, including Android, Apple iPhone and iPad, Java, Microsoft Windows Mobile, Nokia Symbian, RIM Blackberry and Samsung Bada. Under our agreements with the three largest mobile telecom operators in Russia, their users are not charged for data usage while using our maps service. We believe that Yandex.Maps is among the most popular mobile applications in Russia. According to our internal logs, the number of active daily users of the mobile application of Yandex.Maps was approximately 270,000 in the first quarter of 2011.

        Yandex.Maps is also available via application programming interfaces, or APIs, which allow web developers to embed and use interactive maps in third-party websites for free, together with the ability to add extra layers of information—for example, to offer a map showing the location of a restaurant or a hotel. The number of users accessing our maps through the APIs now exceeds the users of our Yandex.Maps service, as we have further expanded our distribution reach.

        We have partnerships with local directories that allow us to integrate local business listings, recommendations and user reviews in our maps, and have recently launched our Geo-Direct Business Directory service to enable advertisers to pay for premium placement in order to enable users to find them more easily.

        We relied exclusively on third-party providers for our map data until July 2010, when we acquired one of the leading map data suppliers in Russia, GIS Technologies. This cartographic company owns the technology and licenses to create and edit maps from raw data, including satellite images, GPS tracks and live user feedback. By bringing in-house a team of skilled cartographers and all the necessary governmental licenses to gather and present map data and create our own maps, we seek to enhance and streamline our map production and maintenance processes, which will enable us to keep our maps fresh and up-to-date and to offer improved location-based services to our users.

        Yandex.Traffic.    Our service offering real-time road traffic congestion monitoring in key cities. Yandex.Traffic is the most popular service of its kind in Russia. We were the first service in Russia, and we believe one of the first in the world, to use GPS data from users' mobile devices (in anonymous form and with user consent) in assembling our real-time congestion information. We use this "crowd-sourced" data, together with live user notes on road traffic, data from road equipment and road video cameras, GPS tracks from our partners, historical road traffic data and statistical analysis to create highly precise live road traffic maps and to predict road traffic conditions, including along user-selected routes. Yandex.Traffic grades road traffic congestion on a ten-point scale, presenting a snapshot view on our homepage with roads colored in green, yellow or red based on road traffic congestion. For some major cities, Yandex.Traffic also offers a route-planning service, which suggests the best route from point A to point B based on road traffic congestion updates. Based on media reports, we believe that a number of major media organizations and public authorities rely on our road traffic monitoring service for up-to-date, reliable information. By clicking on a camera icon on the map, users can get a live view of the road traffic situation from video cameras placed in strategic locations across several major Russian and Ukrainian cities.

        Yandex.Metro.    Yandex.Metro features maps of all metro systems in Russia and Ukraine, and allows passengers to plan their travel routes and calculate their travel times. The service is accessible on both desktop and mobile devices.

        Yandex.Panorama.    Our service launched in September 2010, currently offering panoramic photo images of streets in more than 80 Russian and Ukrainian cities and towns shown on Yandex.Maps.

        People's Map.    Our user-generated map service launched in July 2010. It allows users to draw maps of places familiar to them using map-drawing and scaling software. We use "crowd sourcing," an open-call initiative, to allow users to create and update maps, and rely on "People's Moderators" to verify the accuracy and quality of these user-generated maps.

Mobile Applications

        We offer downloadable applications for the most popular mobile and digital platforms and devices, including Android, Apple iPhone and iPad, Java, Microsoft Windows Mobile, Nokia Symbian, RIM Blackberry and Samsung Bada, and have introduced mobile versions of many of our services. We support mobile phones, tablet devices such as the iPad, TVs and navigation devices. Our mobile apps include Yandex.Maps, which is currently available on all of the mobile platforms and devices noted above, as well as a number of other applications currently available on one or more platforms and devices, including Yandex.Search for Mobile, Yandex.Mail, Yandex.Market, Yandex.Fotki, Yandex.Metro and Yandex.Timetables.

        Yandex is currently included as the default search engine on certain mobile handsets sold in Russia. We also recently entered into an arrangement with BMW to pre-install a number of our services, including Yandex.Maps, Yandex.Traffic, Yandex.News and Yandex.Weather, on the on-board computers of certain models of BMW cars currently offered in Russia. We believe that these efforts are an important part of our overall marketing strategy and serve to increase our user base.

Desktop Applications

        All of our desktop applications are available for free and serve to increase both overall usage of our services and awareness of our brand, and include the following:

        Yandex.Bar.    Our specialized toolbar for web browsers, offering fast and convenient search and access to updates from personalized services such as Yandex.Weather and Yandex.Traffic. Yandex.Bar is compatible with most popular web browsers, including Mozilla Firefox, Internet Explorer, Safari and Opera. Our personalized bookmark service, Zakladki, is integrated with Yandex.Bar, and enables users to create a bookmark catalog with their favorite websites and access it from any internet-enabled computer anywhere in the world. According to comScore, during March 2011, Yandex.Bar had 9.0 million unique visitors and 1.4 million average daily visitors.

        Punto Switcher.    Our automatic Russian-to-English and English-to-Russian keyboard layout switcher. Most Russian computer users have experienced the inconvenience of switching between the Latin and the Cyrillic alphabets. Punto Switcher automatically detects the language used and switches the keyboard layout as required. It also allows modifications of standard key combinations for basic computer commands.

        Ya.Online.    Our online notification service, which sends alerts to users' desktops or mobile devices when new messages are delivered to their Yandex.Mail accounts. It also notifies users about messages and event alerts from social networking websites including Odnoklassniki, Vkontakte, Twitter and Facebook.

        Customized Browser Versions.    We offer customized versions of Yandex.Search and other Yandex features and services for most popular browsers, including Mozilla Firefox, Internet Explorer, Opera and Chrome.

Server Applications

        Yandex.Server.    Our server application for indexing and searching files in various popular formats on web servers, local networks and database management systems.

        Yandex.Spamooborona.    Our proprietary anti-spam technology designed for corporate users and internet service providers, which we also sell as a stand-alone product. This technology achieves a high level of precision in spam detection while maintaining a near-zero incident rate of false positives, where legitimate messages are identified as spam. As with Yandex.Mail, our antivirus software for servers performs comprehensive analysis of thousands of email properties, tracking and automatically blacklisting suspect internet protocol addresses and ensuring precise filtering.

Our Monetization and Advertiser Services

        We offer advertisers both text-based advertising and display advertising. We also offer Yandex.Market, our price comparison service, which provides another platform for retailers to reach consumers in a highly targeted manner.

        Text-based ads are principally targeted to the particular user query, the content of a particular website or webpage being viewed or user behavior or characteristics and are generally used to generate specific sales. Such ads are clearly marked as paid advertising and are separate from our organic search results. Display ads, which principally consist of graphical ads that appear on specific pages, are generally used to increase brand awareness or generate demand for particular products or services. Most of our revenues are generated from text-based advertising, on a pay-per-click basis, with a smaller portion generated from display advertising, based on the number of impressions delivered. In addition to targeting ads on the basis of user queries and website content, we are also able to target ads on the basis of users' demographics as well as behavioral patterns, characteristics and locations, and have developed algorithms that can predict with a high degree of accuracy the age and gender of a user based on online behavior.

        We actively monitor the ads we serve, both automatically and manually, in order to help ensure the relevance of the ads as well as compliance with applicable laws, with the goal of providing ads that serve as additional information resources for our users.

  Yandex.Direct

        Yandex.Direct is our auction-based advertising placement service, which uses the most advanced auction theory and relies on our distributed infrastructure to process millions of auctions every day. Yandex.Direct lets advertisers cost-effectively deliver relevant text-based ads targeted at particular search queries or content on Yandex websites or third-party websites in the Yandex ad network. Yandex.Direct enables advertisers to present ads to users at the precise moment they are looking for information related to the advertiser's product or service. Advertisers may use our automated tools, often with little or no assistance from us, to create text-based ads, bid on keywords that are likely to trigger the display of their ads, and set total spending budgets. Yandex.Direct features an automated, low-cost online sign-up process that enables advertisers to create and quickly launch their advertising campaigns. Advertisers may access Yandex.Direct through interfaces in Russian, Ukrainian and English. Advertisers may also work with our sales staff to design and implement more specialized or sophisticated advertising campaigns.

        Text-based ads on the search engine results page (SERP) appear in one of three general categories: top placement (appearing above the organic search results), guaranteed placement and rotation (both appearing to the right of the organic search results). Placement in a particular category is determined by the revenue generation potential of the ad—its cost-per-thousand-SERPs (CPT), which is a product of the click-through-rate (CTR) and the cost-per-click (CPC). Within a given category, ads are ranked based on their CPC. To get into the top placement, ads must have the highest CPT and must exceed a defined CPT threshold. We currently limit the number of ads in the top placement to three. We estimate that top placement ads appear on approximately 20% of our pages with ads. The guaranteed placement category has spots available for four ads. Ads with the highest CPT automatically qualify for guaranteed placement if they do not meet the top placement criteria. If the top placement spots are taken, then the next four ads with the highest CPTs appear in the guaranteed placement category.

        If there are more relevant ads than the top and guaranteed placement spots can accommodate on any given keyword, we provide additional spots below guaranteed placement, where such ads rotate. The frequency with which any particular ad appears in these spots depends on its CPT. If the number of ads based on a keyword used in a particular query exceeds the number of available positions, such ads can still be viewed by clicking on the link titled "all other ads" below the rotation placement.

        Our technology allows us to identify most spam ads, which are usually placed in large numbers by a single advertiser and have a very low CTR. In order to discourage spamming behavior we automatically increase the minimum bid for such ads.

        In addition, Yandex.Direct identifies ads that contain information that is subject to mandatory legal licensing or disclaimer requirements, such as ads for pharmaceuticals, and places required legal disclaimers next to them.

        Yandex.Direct offers advertisers the following additional benefits:

        Access to the Yandex ad network.    Yandex.Direct provides advertisers with an extended reach, beyond Yandex's own sites, to thousands of partner websites. We estimate that the daily audience of the Yandex ad network websites is three times that of Yandex's own sites.

        Effective advertising campaign management.    Yandex.Direct gives advertisers hands-on control over most elements of their online ad campaigns. For example, advertisers can specify the relevant keywords for each of their ads or manage expenditures by setting a maximum budget and determining how much they are willing to pay per click. We also offer a number of features that make it easy to set up, manage and monitor the effectiveness of advertising campaigns, including:

  •
  Professional and Easy Interfaces.  We offer both Professional Interface, which allows advertisers to control and customize every element of their campaign, and Easy Interface for novice advertisers. All settings in the Easy Interface are set automatically to maximize campaign efficiency.

  •
  AutoFocus and Additional Relevant Keywords.  Our automated AutoFocus system refines keywords associated with specific ads based on usage statistics to increase ads' CTR. This system is used only if the ad is close to being suspended from appearing on the SERP as a result of a low CTR. Our Additional Relevant Keywords feature, on the other hand, is designed to automatically expand keyword phrases to increase the chance of an ad appearing on the SERP.

  •
  AutoBroker and Weekly Budget.  Our AutoBroker auction feature automatically adjusts pricing so that our advertisers never pay more than one unit over the next highest bid. For example, assume three advertisers are each bidding on the same keyword. Their ads have the same click-through rates, their per-click bids are RUR 10.20, RUR 7.20 and RUR 4.20, respectively, and the minimum bid and minimum bidding increment is RUR 0.30. Through our AutoBroker bidding system, the first would occupy the first ad position and pay only RUR 7.50 per click, the second would occupy the second ad position and pay only RUR 4.50 per click, and the third would occupy the third ad position and pay the minimum bid of RUR 0.30 per click. This system saves advertisers money by minimizing the price they pay per click, while relieving them of the need to constantly monitor and adjust their CPCs. By default, AutoBroker is enabled for all advertising clients. We also offer Weekly Budget, a tool designed to maximize the efficiency of advertising campaigns within predetermined expenditure parameters and to maximize the number of transitions to advertisers' websites by automatically bidding on behalf of the advertiser to ensure optimal positioning of ads in response to keywords.

  •
  Metrica.  Our most important instrument for advertisers, which gives advertisers a way to measure their return on investment. Metrica allows advertisers in near real-time to analyze the "post-click" behavior of users to evaluate the key efficiency parameters of their advertising campaigns. For example, they can analyze the conversion rate (the proportion of visitors who make a purchase or another desired action out of the total number of visitors to the website), and the cost of attracting visitors who perform the required action. Based on these data, our advertising customers are able to choose the most efficient tools and settings for their advertising campaigns. Metrica includes features that will enable us to transition to pay-per-action billing. Metrica can also be integrated with Yandex.Market partner websites to allow them to track online orders and conversion statistics. In January 2011, we also launched our Targeted Phone Calls service. Most orders in online shops in Russia and other CIS countries are placed over the phone. In order to allow advertisers to count the number of calls generated by ads on our system, we worked with a leading telecommunication service provider to design and implement this system, which displays a dedicated telephone number on the advertiser's website or virtual business card, which automatically redirects the caller to the retailer's actual number. This allows both the advertiser and us to track calls generated through Yandex ads, and therefore, to better monitor the effectiveness of ads in generating actual sales.

  •
  Virtual Business Cards allow businesses that do not have their own websites to quickly prepare a short web description of their products or services, together with contact information, which will be served as ads where relevant. This feature is important in the countries in which we operate, where many small businesses do not have websites. Based on our extensive catalog of business addresses in Russia, we believe that fewer than 40% of businesses in Russia currently have a website address.

  Display advertising

        In addition to auction-based sales of text-based ads, we offer display ads, generally designed to build brand awareness and promote products and/or points of sale. We allow advertisers to place display ads on our homepage as well as several other services, including our Yandex.Mail, Yandex.News and Yandex.Weather services. More than half of our revenues from display advertising are generated from our homepage banner, followed by our Yandex.Mail and Yandex.News services. Display ads are generally priced on a CPM basis.

        We also offer a media-contextual banner, a display product that is only shown to users who search for certain topics on Yandex.Search or visit sites of the Yandex ad network dedicated to a particular area of interest.

        We give advertisers and agencies access to a dedicated online interface, called BaYan, similar to our Yandex.Direct service for text-based advertising, which allows them to place and manage their media contextual banner ads.

        Our Media Advertising Service gives advertising agencies a display ad serving platform that allows them to maximize their user reach, target their audience geographically and demographically, set the frequency and duration of ad impressions and specify user session characteristics. In addition, we offer several tools to plan, manage, run and post-analyze display advertising campaigns.

  Yandex.Market

        Our Yandex.Market price comparison service gives retailers an additional platform to reach customers seeking specific retailer, product and price information. Retailers submit their product catalogs and price lists to us in a structured online format, enabling us to provide detailed information in response to relevant user queries, either through our search engine or our Yandex.Market service. Yandex.Market is priced on a CPC basis, similar to Yandex.Direct. If a customer chooses to rank results by price (for example, from lowest to highest), we charge the retailers only a minimum price per click.

Yandex Ad Network

        Our Yandex ad network partners include search websites, for which we provide search capabilities, as well as contextual network partners, where we serve ads based on user behavior or characteristics or website content. Among our contextual partners are some of the largest websites on the Russian internet, including Mail.ru, Odnoklassniki and Livejournal.

        We help third-party website owners monetize their content while extending the reach of our advertisers. Through the Yandex ad network, our partners can deliver Yandex.Direct ads on their search results pages or websites. Our technology offers relevant ads by analyzing the search results or content of partner websites and pages, as well as the search history, behavioral patterns and location of users. At the same time, we do not serve ads at the expense of our users' experience, and therefore, allow them to opt out of personalized ad targeting on network partner sites by changing the settings through our homepage.

        The Yandex ad network partner determines the placement and background for the ads displayed on its website. We screen applicants for the Yandex ad network and favor websites with high-quality content and stable audiences. We believe that we will continue to attract high-quality websites to our network due to our solid relationships with advertisers, our track record in monetizing internet traffic and content, and our attractive revenue-sharing propositions.

        We monitor the conversion rate from our partner websites, seeking to maintain it at an appropriate level, comparable to the conversion rate from our search engine results page. If conversion rates are lower than such level, we proportionally reduce the CPC for clicks from such sites to protect our advertisers from low-quality traffic.

        We share a significant portion of the revenues generated from ads displayed on sites of Yandex ad network partners with those partners. To date, we have not guaranteed any minimum revenues to our network partners but may consider doing so on a selective basis in the future.

        We believe that the key benefit we offer to content owners in the Yandex ad network is convenience and cost-effective access to advertisers. Many small website operators and content providers do not have the time or resources to develop effective programs for generating revenues from online advertising. Even larger websites, with dedicated sales teams, may find it difficult to generate revenues from pages with a disparate range of content and to attract a broad and diverse range of advertisers. The Yandex ad network promotes effective revenue generation by providing partners, including very small websites, with access to our large base of advertisers and their broad collection of ads. Our technology automatically starts delivering ads on a website as soon as the website joins the Yandex ad network. Because the ads are related to what the website's visitors are looking for on the website, we are able to provide our partners with a way to both monetize and enhance their content.

Yandex Location-Based Priority Placement

        Through partnerships with dozens of regional business directories, we compile and update our own Yandex.Spravochnik—a business directory covering the whole of Russia and other neighboring countries. We supplement the business directory with data mined from the web, as well as with direct submissions from participating businesses. Yandex.Spravochnik data appear both in our search results and on our maps, including our mobile application, in response to search queries within the specified area.

        Our Yandex Location-Based Priority Placement allows a business to promote its profile to the top of the search and map results, and to highlight it in color both on the map and in our search results. This advertising product is designed first and foremost for small and local businesses—for example, hairdressing salons and repair shops, as well as restaurants or bank chains. We offer this service for a fixed price on a fixed-term basis, and it can be ordered through our regional partners and advertising agencies, as well as directly through our online interface.

Yandex for Businesses

        We offer a number of services and tools designed for businesses, including:

        Yandex.Webmaster.    Our service allowing webmasters to control how their website is "seen" by our search engine. Using this tool, webmasters can effectively tell us what category their website belongs to, which may be important for relevance-estimating algorithms. This tool also enables webmasters to tag certain information on their websites to facilitate the extraction and structured presentation of relevant information by our search engine through our enhanced snippets and fast links features. Webmasters can monitor the indexing of their websites on Yandex search, act to improve the way a website appears in search results, and receive notifications about virus-infected webpages.

        Yandex.Metrica.    In addition to helping advertisers, our powerful web statistics analysis tool allows website owners or webmasters to measure traffic to their sites, see where the traffic is coming from, track visitor behavior, record time spent by visitors on a webpage and evaluate the efficiency of advertising campaigns. The service also offers a link-mapping feature, which helps track user behavior and better understand the strengths and weaknesses of a particular website layout. Webmasters can record and aggregate information about user behavior and use it to improve the content of their websites as well as to select appropriate categories of advertising partners from the Yandex ad network. Using Metrica's report wizard, website owners can customize standard statistical reports or create their own. Yandex.Metrica constantly monitors website accessibility and can send notifications via email or a free SMS or text message to the website owner should a problem arise. We have integrated our newly acquired WebVisor technology with Metrica, enabling website owners to analyze visitor behavior, such as mouse movements, clicks and text copying.

        Yandex Site Search.    A search tool we offer to webmasters and website owners, which allows them to provide their users with search functionality on their own websites. Our Site Search service includes a special version of Autocomplete tailored for the content of the site. By installing Yandex Site Search on their website and adding their website to the Yandex ad network, webmasters and website owners can generate revenues by displaying relevant ad results. In addition to Site Search, we offer Yandex.Server, our free server application for indexing and searching files in various popular formats on web servers, local networks and database management systems.

        Yandex.Mail for Domain Owners.    Our service allowing users to create email accounts with their own domain names. The owner of one domain can have up to one hundred accounts—enough to serve a small company or the staff of a school. The users of Yandex.Mail for Domain Owners can benefit from all the features available to the users of the Yandex.Mail service, such as modern interface, spam and antivirus protection and unlimited storage.

        Yandex APIs and Widgets.    Our APIs enable developers to use Yandex technologies in their own businesses. For example, developers can embed our Yandex.Maps service and use its functionality for free. In addition to Yandex.Maps, Yandex offers APIs of Yandex.Bar and Yandex.Direct. APIs provide ready solutions for small businesses as well as website improvement opportunities for larger businesses. In addition, webmasters can create their own widgets and add them to Yandex's widget catalog, thus allowing any Yandex user to place such widgets on his or her own customized Yandex homepage.

  Yandex.Money

        Yandex.Money, our online payment system, offers an easy way to pay for goods and services online, 24/7. Launched in 2002, Yandex.Money currently has more than 8.0 million registered users, and processes more than 80,000 payments daily for more than 3,000 participating merchants. The number of registered users is currently increasing by approximately 8,000 daily, and has been growing by more than 30% annually in the past four years.

        With Yandex.Money, our users can pay for a broad range of goods and services, such as mobile phone service, internet access, IP telephony, website hosting, TV subscriptions, utility bills, online gaming subscriptions, virtual goods and charitable contributions. Merchants accepting payment through Yandex.Money include a wide range of well-known Russian and international companies, from the top three mobile carriers (BeeLine, MegaFon and MTS) to Skype and the online game World of Warcraft; the newspaper Vedomosti; S7 airline and many others.

        Yandex advertisers can also use Yandex.Money to pay for advertising placed through Yandex.Direct. In the first quarter of 2011, approximately 52% of our advertiser invoices were settled through Yandex.Money, representing approximately 13% of our revenues for the quarter.

        To create a Yandex.Money account, a user completes a simple online form. The customer may opt out of providing personal details, unless he or she is planning to exceed established transaction sizes subject to anti-money laundering compliance (currently RUR 15,000 per transaction or series of transactions daily). The customer may get his or her funds back at a licensed banking institution only by presenting a valid ID matching the personal details filled out earlier in a withdrawal order.

        Yandex.Money accounts can be topped up by a variety of methods, including by credit card, wire transfer, purchase of pre-paid scratch cards at participating retail shops, cash-in kiosks or ATMs. Customers may also transfer funds from their Yandex.Money account to their personal bank account or simply receive cash directly at a participating bank. We also intend to launch a new feature in 2011 that will allow users to securely make payments through their Yandex.Money account using their credit cards, without the need to share credit card details with the other party.

        Yandex.Money does not charge customers any fees on payments to merchants. We earn the bulk of our Yandex.Money revenues through commissions charged to merchants on processed payments. Users pay a charge only for peer-to-peer payments or for the withdrawal of funds from the system. Yandex.Money is the only service we currently offer that is not entirely free to our users.

        We believe that one of the key features of our e-payment system is its security. Our system has never been hacked or compromised. Our "Patronized Payment" tool protects users when transferring money inside the system, helping to ensure that money is not accidentally sent to the wrong user account. Our "Strengthened Authorization" option uses "2-factor" authorization to provide added security, enabling users to generate a special one-time code for specific transactions, in addition to their account password. In addition, a user can link his banking card to his Yandex.Money account through an ATM or another secure banking authorization in order to top up his e-wallet from his bank card, and can then make any online payments without transmitting any card data over the internet.

Our Technology

        We have achieved our leading position in the Russian search and internet markets principally by employing world-class talent in the development of our key technologies. Although we have from time to time acquired businesses with technologies that we have integrated into our service offerings, all of our key technologies have been created and developed in-house. Together, these technologies constitute a state-of-the art internet search, user services and advertising platform.

  Internet search technologies

        Our search technologies allow us to sort through a vast and growing amount of information in our online indexes to deliver relevant and useful search results in response to user queries. The key components of our internet search technologies include the following:

        Language understanding.    We believe that the continuing success of Yandex in Russia is built on our long-term emphasis on the linguistic analysis of both webpages and user queries. In Russian, a word may have dozens of different morphological forms with basically the same meaning. Yandex was one of the first web search engines to pioneer the incorporation of linguistics into search technology in Russia. We believe that our global search competitors did not begin to focus on the intricacies and nuances of the Russian-language search until the mid-2000s.

        We have expanded our original language analysis capabilities from an understanding of morphology (relating to word stems) into an advanced understanding and analysis of word classification, synonyms, acronyms, abbreviations, orthographic variants, cross-language transliteration and query translation. By combining linguistic knowledge with statistics from large data sets and from query and click-through logs, we have built our spelling suggestion and correction algorithms, as well as the latest version of our search engine, Spectrum. Our Autocomplete feature aims to predict the meaning of users' queries, maximizing their satisfaction with the search results. The wide spectrum of search results returned are intended to match different user intents and are based on the frequency of user searches of particular terms. Another Yandex technology feature based on language understanding is our fact extraction feature, which we use widely throughout our services. For example, in web searches, this feature extracts names of persons and companies and scans geographical addresses to tag pages and sites geographically. In Yandex.News, it serves as a basis for our Yandex press portraits—a service that automatically generates biographies of public personalities mentioned in Yandex.News. The fact extraction feature is also a core component of our data provision used widely throughout our specialized search services.

        We continue to innovate and improve our language analysis technologies both through a deep understanding of Russian-language semantics, syntax and morphology and by enhancing our language understanding of other languages, including Ukrainian, Kazakh, Tatar and Belarusian.

        Machine-Learned Ranking.    Ranking is the process of finding the webpages most relevant to a user query and presenting them in the order most convenient for user consumption. Our search technologies use hundreds of different factors, both query-dependent and query-independent, to determine the relevance of a webpage to a particular search query. Our technology relies heavily on statistical machine learning techniques. In addition, our team analyzes click-through data to monitor relevance, and also maintains a database of tens of thousands of examples rated by human assessors which allows us to approximate human intuition without the need for a detailed understanding of all the concepts involved in semantic analysis.

        We have built a probabilistic model of users' satisfaction, which serves as a target in the process of fine-tuning our ranking algorithms, based on human ratings and user behavior. The number and complexity of features in our ranking algorithm would make it prohibitively time-consuming to manually fine-tune search parameters, and we, therefore, employ machine-learned ranking technology (MLR).

        As part of our strategy to continually improve our search technology, in 2009 we launched MatrixNet, a robust, parallel method of machine learning. MatrixNet runs on hundreds of computers simultaneously and allows our search service to take into account tens of thousands of factors when considering the relevance of search results, which enables us to fine-tune our ranking algorithm. MatrixNet significantly improves the relevance of the search results we deliver and, we believe, has been a key factor in increasing our share of the total number of search queries in Russia.

        Our ranking features are numeric parameters, which define both the general quality of a webpage and how well it matches a search query. The ranking features also take into account the geographic and temporal circumstances and properties of the user, the site and the query. The ranking features fall into several categories. Text matching features determine the textual match between a user query and a text associated with a page by counting the query terms, considering their location on the webpage and measuring the proximity between the query terms on the page. Text matching features also take into account whether the match involves an exact form, a word stem or a synonym of a query term using our language understanding technology. Static features, on the other hand, consider website and webpage quality, readability, importance and popularity, including properties derived from web-graph analysis. We work hard to discover new and high-quality features and to use them effectively to increase user satisfaction. Each ranking feature is the result of significant research and analysis.

        Our efficient and automated MLR helps us to keep our ranking algorithms up-to-date, as both the web and user interests rapidly evolve. It also allows different rankings for different markets, languages, query types and "long-tail" queries—unusual queries and queries from smaller geographic regions. We use MLR throughout our specialized search services to rank images, videos, news and product listings; to combine information from multiple sources and from multiple media types; and to combine the results from different interpretations of the same search query into a single and convenient search results page.

        Web crawling technology.    Since our founding, we have maintained an index of websites that are of interest to Russian speakers with the goal of making it the largest index of its kind. We believe that having the most thorough and complete website databases in the Russian and CIS markets is an important competitive strength. Our search index includes billions of webpages, many of which are in English and other major European languages other than Russian.

        To find pages relevant to user queries, Yandex builds a map of the internet (a web-graph), which describes how different webpages are connected to each other. By continuously evaluating this web-graph as new pages are added, Yandex is able to choose high-quality pages even before it "crawls" them. Our intelligent content sourcing system measures page quality in real time, allowing Yandex to discover pages with breaking news within minutes of their upload on the web and return them as results to related user queries.

        Content-Based Image Retrieval.    Our content-based image retrieval (CBIR) and image recognition technologies allow us to process billions of images in our image search. One of the key features is our face-detection algorithms, which can identify individual and group facial portraits in the face-filter feature of our image search. Our technologies are able to detect and/or search for image duplicates and semi-duplicates on the web. In addition to our image search, CBIR technologies are also used in our maps and mobile applications as well as in our anti-spam services.

  Advertising technology

        Our advertising platform supports both contextual and behavioral ad targeting. It places ads both on Yandex pages and on partner sites through the Yandex ad network. We had more than 180,000 advertisers in the full year 2010 and more than 127,000 advertisers in the first quarter of 2011, serving a daily average of approximately one billion ad impressions to 32 million users per day during the first quarter of 2011. Our advertising platform operates on a 24/7 basis, relying on servers located at data centers in multiple locations that provide redundancy and the ability to compensate for system faults. Our advertising platform provides advertisers with powerful interactive tools, enabling them to control their campaigns in real time, as each event (ad display or user click) becomes known to the advertiser within minutes of the event.

        Our ad platform also supports the ad serving and auction features for Yandex.Market listings, as well as serving display ads, which can be accessed as separate products as well as in a common auction with Yandex.Direct. Our ad platform allows display advertisers to analyze search behavior and user demographics to target ad campaigns towards specific groups of web users and their specific needs.

        The Yandex ad network places ads on webpages based on their content and the behavioral characteristics of users visiting these pages. Like our search engine, our ad network uses machine learning to combine hundreds of factors and select ads that are relevant to users and are likely to lead them to the advertiser's page. The features used by the system include contents of both the webpage and the website, as well as user browsing history prior to visiting the webpage, the user's long- and short-term preferences, and user profile. The same bidding and campaign management tools are used by Yandex.Direct and by the Yandex ad network. Advertisers can run a single campaign in both systems.

        Our click-fraud prevention technology detects situations in which malicious parties simulate real-user behavior and produce fraudulent clicks. There are generally two types of click fraud. In the first, a party, usually an advertiser's competitor, repeatedly clicks on an ad in the search results to run up the advertiser's expenditures. In the second, a member of the Yandex ad network repeatedly clicks on an ad served by Yandex.Direct on that member's website. Click fraud prevention is critical in providing a healthy ad marketplace and in maintaining the confidence of our advertisers. We analyze our logs in order to understand typical patterns of both natural and artificial click behavior, and use these patterns to detect and filter fraudulent clicks both in real time and after the fact. We continuously update these algorithms to detect new patterns of fraud.

  Yandex distributed infrastructure

        We have data centers in multiple locations that allow us to support reliable 24/7 operations, including server-based computations, research and development work, and user and advertiser services. We use proprietary computer architecture to link these clusters of servers, as well as proprietary computational software that operates across these distributed servers, including software that enables us to deploy and monitor software across our systems. This allows us to use relatively inexpensive off-the-shelf servers as the foundation of our robust and effective systems for redundant, distributed data storage, retrieval and distributed calculations.

        Currently, we operate major data centers in Moscow and the Moscow region, as well as points-of-presence in Ekaterinburg, Frankfurt, Novosibirsk, St. Petersburg, Samara, Vladivostok and Kiev. The geographic distribution of our servers decreases the cost of internet usage for our users, increases the access speed for our services and increases the stability and dependability of our service offerings. This structure provides redundant fail-safe capacity such that the failure of a single facility would not cause our websites to stop functioning.

Sales and Advertiser Support

        We have an extensive sales and support infrastructure, with Russian sales offices in Moscow, St. Petersburg, Kazan, Ekaterinburg and Novosibirsk, and Ukrainian sales offices in Odessa and Kiev. We attract advertising customers through both online and offline sales channels.

        The substantial majority of our advertisers use our automated Yandex.Direct service to establish accounts, create ads, target users and launch and manage their advertising campaigns. We provide email and telephone support for these customers. Our assisted-sales team focuses on attracting and supporting companies in Russia with the largest advertising budgets. These companies may request strategic support services, which include a dedicated accounts team, to help them set up and manage their campaigns. Our assisted-sales team specialists are able to help advertisers with tasks such as selecting relevant keywords, creating effective ads and audience targeting, thus measuring and improving advertisers' return on investment.

        The Yandex ad network program follows a similar model. Most of the websites in the network submit their applications through Yandex.Direct's automated partner interface. Our direct sales force focuses on building relationships with major websites. Our support team concentrates on helping Yandex ad network partners get the most out of their relationship with us.

        We also have relationships with more than 2,000 advertising sales agencies. Most of these place text-based advertising, while a small number sell the bulk of our display advertising. For example, we have an arrangement with Video International, a prominent Russian advertising sales house, for the placement of banner ads on our homepage.

        Approximately 20% of our revenues from text-based advertising are generated through automated sales through our Yandex.Direct service; 40% through assisted sales, where our sales staff help larger customers with more specialized advertising campaigns; and approximately 40% through direct sales to advertising sales agencies. Most of our display ads are sold through advertising sales agencies to large advertisers with significant marketing budgets.

        We accept payment from our advertisers via Yandex.Money, debit and credit cards, bank transfers and Web-Money, as well as through payment terminals. Although most of our customers prepay for advertising, we do sell to selected advertisers on credit terms.

Marketing

        We engage in significant marketing efforts directed first and foremost at internet users, as well as advertising agencies, advertisers and webmasters.

        As we believe that word-of-mouth is the best marketing strategy, our marketing efforts are focused, first and foremost, on delivering the optimal user experience with every Yandex product and service. We believe that satisfied users are the best and most credible advocates for our services. In order to improve user satisfaction and loyalty and to continue to use our products and services as marketing tools, we constantly experiment with and improve the design, technology and interface of these products and services. We use in-depth marketing research methods to better understand and measure users' choices and preferences. We utilize traditional marketing surveys and online panels as well as detailed analysis of user behavior on Yandex websites by means of our own innovative technologies and analytical tools. Each change in our products or services is implemented only after extensive tests and solid demonstration of improvement in user experience. We believe our strength lies in the diversity of our team, where mathematicians and engineers work side by side with creative marketing staff.

        In addition to our "viral" strategy, and in order to maintain high brand recognition in various market segments (including those with low rates of internet penetration), we run advertising campaigns in online and traditional media that have in the past won awards from industry professionals, and we promote our brand at various social events. Our knowledge of the national and local culture allows us to communicate our message more efficiently and to promote our brand values more effectively, which we believe, in turn, results in a long-lasting increase in brand awareness. "Yandex" is a registered universal trademark in Russia, where it is considered to be a "universally recognized" mark covering all categories of goods and services, which we believe reflects our success to date in establishing the Yandex brand. We also organize and sponsor a wide range of informational seminars, including industrial events for professionals, such as seminars on Yandex.Direct for advertisers and on API's for web developers, as well as educational seminars for university students, as we consider them to be valuable current and future partners and public opinion leaders.

        To extend our reach, we also promote and distribute custom-built productivity tools such as Yandex.Bar to software and technology users in order to assist users in accessing Yandex services quickly and easily and enter into distribution agreements with technology partners to market our technologies. For example, we offer customized versions of Yandex.Search and other Yandex features and services for most popular browsers, including Chrome, Internet Explorer, Mozilla Firefox, Opera and Safari.

Advertisers

        We served ads for more than 127,000 advertisers in the first quarter of 2011, compared with 92,000 in the first quarter of 2010, 180,000 in the full year 2010 and 131,000 in the full year 2009. Our advertisers include individuals and small, medium and large businesses throughout the countries in which we operate, as well as large multinationals. Small and medium-size enterprises purchase the bulk of our text-based advertising. No single advertiser accounted for more than 1% of our revenues in 2010.

Employees and Workplace Culture

        We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best computer scientists and engineers, as well as talented sales, marketing, content and financial and administrative staff. We seek to create a dynamic, fulfilling work environment with the best features of a "start-up company" atmosphere, encouraging participation, creativity, the exchange of ideas and teamwork.

        Yandex is rooted in meritocracy. We are not hierarchical; a person's power and influence does not depend on his formal position but rather on his knowledge and skills. The basic operational unit at Yandex is the project team, generally consisting of specialists from multiple departments. Decisions are generally made by consensus and employees are empowered to contribute to their fullest potential; persuasion is the most important management tool.

        We aim to provide our employees with all the resources they need to fulfill their jobs in a way that best fits their working style. We support employees' continuing education by paying for their attendance at conferences and courses. Our employees may choose the make, model and operating system of their computer, whether a laptop or desktop, and their mobile phone. We do our best to help employees avoid distractions by providing a comfortable work environment. For example, in Moscow, where parking is exceptionally difficult to find, we offer free parking. We also offer such amenities as free tea, coffee, chocolate, cookies and biscuits on a 24/7 basis. In our Moscow headquarters, we offer free meals for employees at our canteen until 9.00 pm. Our offices are equipped with recreational areas, and we provide our employees with advanced medical insurance. We also seek to provide appropriate incentives to encourage individual contributions, including offering share options to almost 10% of our current workforce—a practice that is relatively uncommon among Russian businesses.

        Our total headcount increased from 1,636 at December 31, 2008 to 1,761 at December 31, 2009, 2,385 at December 31, 2010 and 2,677 at March 31, 2011. As of March 31, 2011, we had 1,427 employees in product development, 989 in sales, general and administration, and 261 in data center infrastructure.

Intellectual Property

        We rely principally on a combination of trademark, copyright and trade secret laws in Russia and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We enter into confidentiality and invention assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology. We license patented technology underlying our Yandex.Money service from the party from which we purchased that service.

        Yandex is a registered universal trademark in Russia where it is considered to be a "universally recognized" mark covering all categories of goods and services. Yandex is also a registered trademark in Ukraine, the United States and the European Union and under the Madrid Agreement and Protocol. We have other registered trademarks in Russia, which include Yandex.Narod and Spamooborona.

        We enter into written license and use arrangements with providers of a significant portion of the content we offer. Our agreements with most of the news content providers in Russia are on "content-for-traffic" terms, pursuant to which we obtain access to news content for free in consideration of the user traffic that accesses the content providers' websites through our search engine. We license or purchase other additional content. We do not knowingly include content on our websites that we do not have the legal right to include.

        We do not own the content generated or posted by users on our websites. As with all websites that host user-generated content, we are potentially liable for any intellectual property infringement committed by the creator of that content. If we receive a complaint from a party that user-generated content on our websites infringes that party's copyright or related rights, we examine the content in question. If we are unable to confirm the violation independently, we request a formal letter of complaint from the notifying party. We then contact the party that has posted the content, and give that person two options: either remove the content, or allow us to provide his or her personal details to the notifying party so that that party may defend its rights. In the event of any court decision in the matter, we comply with the decision. If the potentially offending party does not respond, we remove the content.

        In Russia and other CIS countries in which we operate there is generally less robust regulation of intellectual property than in the countries of Western Europe or North America. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant infringement of our intellectual property rights could harm our business or our ability to compete. Negative publicity could harm our brand. Protecting our intellectual property rights is costly and time consuming. Any unauthorized use of our intellectual property could make it more expensive to do business and harm our results of operations.

        Companies in the internet, technology and media industries own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows.

Competition

        We operate in a market characterized by rapid commercial and technological change, and we face significant competition in many aspects of our business. We currently operate principally in Russia, Ukraine, Belarus and Kazakhstan. We face competition from global players such as Google and local players such as Mail.ru, both of which offer proprietary search and other services.

        Globally, we consider Google to be our primary competitor. Google launched its Russian-language search engine, google.ru, in 2001 and established its first office in Russia in 2006. According to Liveinternet.ru, Google's share of the Russian search market for 2010, based on the search traffic generated, was approximately 22%. This compares with 64% for our search platform and 8% for Mail.ru's search platform. In addition to its search solutions, Google offers online advertising and information and other search services similar to ours, including services similar to Yandex.Direct and Yandex.Maps. We expect that Google will continue to use its brand recognition and financial and engineering resources to compete with us.

        In terms of domestic players, our principal competitor is Mail.ru. At the end of 2009, Google and Mail.ru announced a partnership agreement pursuant to which Mail.ru would use Google's search platform and contextual-advertising technology. In early 2010, however, Mail.ru launched its own search platform, though it continues to use Google's ad serving technology for its search results pages. In addition to its proprietary search technology driving its own search service, Mail.ru offers many communication services, including Russia's most popular webmail service.

        We also face competition from the Russian and international websites of Microsoft and Yahoo!, as well as start-ups and other established companies that are developing search and online advertising technologies. In certain vertical areas, we compete with niche services, including video search, online news aggregators and dictionaries, real estate and automobile services, and specialized search apps for mobile devices. We also compete with online advertising networks, such as Google and Begun, which direct text-based advertising on a number of popular Russian websites such as Mail.ru, Rambler and others.

        We anticipate that social networking sites, such as Facebook, Vkontakte and Mail.ru's Odnoklassniki and My World services, may become significant competitors for online ad budgets. These sites derive a growing portion of their revenues from online advertising, and are experimenting with innovative ways of monetizing user traffic. In light of their very large audiences and the significant amount of proprietary information they can access and analyze regarding their users' needs, interests and habits, we believe that they may be well positioned to offer highly targeted advertising which could create enhanced competition for us. The popularity of such sites may also reflect a growing shift in the way in which people find information, get answers and buy products, which may result in increased competition for users.

        We also face competition with other search and service providers in establishing relationships with device manufacturers, such as mobile and tablet computer makers, and access providers, such as internet service providers. Such companies have a significant degree of control over the distribution of products and services, including by offering or establishing exclusive arrangements for "default" search features or other services and bundling them with their offerings. Our users typically have direct relationships with these companies, and may be influenced by economic or other factors in deciding which search or other services to use.

        We compete to attract and retain relationships with users, advertisers, Yandex ad network partners and business partners in different ways:

  •
  Users. Most of the services we offer to users are free, so we do not compete on price. Instead, we compete on the basis of the relevance, usefulness and accessibility of our search results and the features and ease of use of our services.

  •
  Advertisers. We compete for advertisers principally on the basis of the return on investment they can achieve, the breadth of audience we offer, as well as the features and ease of use of our advertising solutions and the quality of our customer service.

  •
  Yandex ad network partners. We compete to attract and retain network partners based on the size and quality of our advertiser base, our ability to help partners generate revenues from advertising through our targeted ad-serving technology, and the commercial terms we offer our partners.

  •
  Business partners. We compete for relationships with content providers, distribution partners, online merchants and other business partners on a variety of bases, including the user traffic we are able to direct to them and the commercial terms we offer.

Facilities

        We currently lease a total of approximately 18,000 square meters in a single location in central Moscow that serves as our company's headquarters. We also lease office space in the following Russian cities: St. Petersburg, Ekaterinburg, Kazan, Novosibirsk, and Rostov-on-Don. In Ukraine, we lease offices in Kiev, Odessa and Simferopol. We also have an office in Palo Alto, California. We operate data center facilities in and around Moscow and have points-of-presence in Ekaterinburg, Novosibirsk, Rostov-on-Don, St. Petersburg, Samara, Kiev and Frankfurt. We believe that all of our leases and co-location agreements are on competitive market terms. See "Risk Factors—We may have difficulty leasing or purchasing adequate space in central Moscow as needed, which could materially increase our operating costs."

Legal Proceedings

        We are not currently involved in any material legal proceedings.

GOVERNMENT REGULATION

        We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate companies conducting business on the internet. There are also additional laws and regulations currently being debated and considered for adoption in Russia and other countries in which we operate which, if adopted, will apply to us and may have an impact on the way we conduct our business.

Advertising Regulation

        The principal Russian law governing advertising, including advertising on the internet, is the Federal Law "On Advertising," dated March 13, 2006 (the "Russian Advertising Law"). The law prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure. In addition, the distribution of advertisements over the internet may require the consent of the recipient of the ad. In some cases, violation of the Russian Advertising Law can lead to civil actions or administrative penalties that can be imposed by the Federal Antimonopoly Service (the "FAS").

        We seek to comply with all advertising laws and regulations. The application of the advertising laws, in particular in relation to which products or services require certification, licensing or approval, can be unclear. The application of these laws in an unanticipated manner, or the failure of our compliance efforts, may expose us to substantial liability and may restrict our ability to provide our services.

        Other laws or interpretations of laws may also restrict advertising and negatively impact our business. For example, some French courts have interpreted French trademark laws in ways that would limit the ability of competitors to advertise in connection with generic keywords. Adoption of similar interpretations by Russian or other national courts may adversely affect our business. In addition, Russian law does not specifically regulate behavioral targeting in relation to advertising, which we actively use in our business. Any future interpretation of Russian law to regulate behavioral targeting could have a negative impact on our business.

Intellectual Property Regulation

        The Civil Code of Russia (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. Copyrighted materials generally do not require registration and enjoy legal protection simply by virtue of being created and disclosed publicly.

        Software may be registered as a program with the Federal Service for Intellectual Property, Patents and Trademarks (the "RUPTO"), but such registration is voluntary and is not customary. We do not register software that we develop with RUPTO since we believe that we are adequately protected as the exclusive copyright holder of our software.

        Only trademarks and patents for inventions and utility models and industrial designs require mandatory registration with RUPTO. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks dated April 14, 1891 and/or the Protocol to the Agreement dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brand and branding materials for our key services are registered as trademarks, but we do not register figurative logos that we use on our websites since we change and upgrade them from time to time and hold copyrights in these logos.

        Under Russian law, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal subject to compliance with the requirements of the Civil Code of Russia.

Liability of Online Service Providers

        Laws relating to the liability of online service providers for the activities of their users and other third parties are still being developed in Russia. There is no established judicial precedent in Russia that specifically addresses the liability of online providers in relation to their users, and court decisions vary from case to case. For instance, in one recent case a website owner was deemed responsible for undertaking all necessary measures to prevent infringements on its website, including ongoing monitoring of content placed on the website, while in another case it was determined that liability would be triggered only when the website owner was informed about an infringement but did not take any steps to stop the infringement. Nevertheless, we may in certain circumstances be held liable to third parties for information or content displayed on, retrieved from, or linked to our websites, or distributed through our services to other website users.

        A pending draft of a new Civil Code of the Russian Federation includes provisions that hold website owners accountable for the content available on their websites. Under the proposed law, website owners will not, however, be liable for displaying on their website content that infringes another party's intellectual property rights if the infringing content is uploaded by or on behalf of a third party, the website owner did not know or have reason to know about the infringing nature of the content, and the website owner took prompt measures (yet to be defined by the law) to minimize the impact of the infringing content on receipt of a written request by a third party. The risk that we might be held liable because a third party has uploaded content that infringes another party's intellectual property rights might increase depending upon the form of the final legislation that is adopted.

        In October 2010, in connection with this draft legislation, we, together with four other leading internet companies in Russia, sent an open letter to the government in which we asked that disputes over intellectual property rights on the internet be resolved directly between the intellectual property owner and the party accused of infringing such rights. We have argued that internet users, and not internet companies, should be held legally accountable for uploading onto websites content that infringes intellectual property rights, but recognize that it is the responsibility of internet companies to delete illegal content once they have been notified of an infringement by the owner of the intellectual property. No official determination has been made in this regard.

Regulation of Electronic Payments

        The processing of electronic payments is currently not specifically regulated in Russia. We understand that several years ago the Central Bank of Russia expressed the view that online payment services similar to our Yandex.Money system were not subject to banking regulations.

        A draft Federal Law "On the National Payment System" is currently pending before the Russian parliament and had its first hearing on December 10, 2010. Among other things, the draft legislation is designed to regulate electronic payments. According to the bill, transactions with electronic money will be monitored and regulated by the Central Bank of Russia. If adopted, the legislation will increase the control the Central Bank of Russia has over the activities of payment system operators, including electronic money operators, and will require such operations to be performed only by a credit institution. If this legislation is adopted, Yandex.Money may face increased regulation by the Central Bank of Russia and may need to either apply for a credit institution license or to establish partnership arrangements with licensed credit institutions.

Mass Media Regulation

        Dissemination of news and similar information to a wide audience in Russia is regulated by the Federal Law "On Mass Media" of December 27, 1991 (the "Mass Media Law"). This law requires certain parties that disseminate news and similar information to be registered with the Federal Agency on Press and Mass Communications of the Russian Federation (the "Roscomnadzor"), and to comply with restrictions regarding the content of the information they distribute. In 2010, Russia's Supreme Court confirmed that the Mass Media Law does not apply to the internet and does not require owners of websites that provide access to information to be registered. Although we believe that this court decision confirms that we do not need to be registered under the Mass Media Law, Russian government authorities have in the past pressured certain electronic newspapers to register under the Mass Media Law. It is, therefore, possible that the Russian government may in the future determine that website owners like us have to register under the Mass Media Law, requiring us to monitor and control the content of our websites, which would require us to create a separate subdivision in our principal Russian operating subsidiary. We understand that substantial revisions to the Mass Media Law have recently passed a first hearing by the State Duma (lower chamber of the Russian parliament). The revisions include a provision allowing websites to register under the revised law as Mass Media, at their discretion. Although we believe that such changes would have no negative impact on us, the final version of the bill may differ from its current draft, and may in fact require us to register under the law or to perform additional costly monitoring of the content of our websites.

Encryption Regulation

        Encryption activities in Russia are covered by the Federal Law "On Licensing Certain Activities" of August 8, 2001 (as amended), which requires special licenses for the provision of services with the help of cryptographic (encryption) equipment and software, as well as for the production, distribution and maintenance of such cryptographic equipment. The procedure for licensing encryption services is set out in the Government Resolution "On approving the provisions for licensing certain activities related to cryptographic means" of December 29, 2007 (as amended). Licenses under these provisions are granted by the Federal Security Service (the "FSS"), subject to the criteria which license holder must, and must continue to, comply with. Our Yandex.Money subsidiary, which uses encryption algorithms for the protection of transfers performed by its customers, received four licenses from the FSS in October 2010 in relation to its encryption activities. However, the requirement for licenses as set out in these laws is very broad and unclear, leaving the regulator with much discretion in applying and enforcing these laws.

Strategic Companies Law

        In accordance with the Federal Law "On the Procedure for Foreign Investments in Companies which are Strategically Important for the State Defense and National Security" adopted in May 2008 (the "Strategic Companies Law"), there are restrictions on the foreign ownership of companies involved in certain strategically important activities. Although the internet is not an industry specifically covered by the Strategic Companies Law, companies that hold licenses to use encryption technologies are covered by this law. Our Yandex.Money subsidiary recently received encryption licenses and therefore this subsidiary is now covered by the Strategic Companies Law. As a result, our parent company, Yandex N.V., is likely covered by the Strategic Companies Law.

        Under the provisions of the Strategic Companies Law, the direct or indirect acquisition of more than 25% of the voting power of a strategically important company by a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government or international organization, or the acquisition of shares representing more than 50% of the voting power of such a company by any other foreign investor or any of its affiliated companies requires the prior approval of a Russian government committee chaired by the Prime Minister. In addition, foreign investors or their group companies that are controlled by a foreign state or a foreign government or international organization are prohibited from owning shares representing more than 50% by voting power of a strategically important company. Moreover, the acquisition of 5% or more of the shares of a strategically important company triggers a notification requirement to the FAS. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

        Because our parent company, which holds 100% of the shares of PS Yandex.Money LLC, held such shares at the time that Yandex.Money became a strategically important company, we believe that our ownership of Yandex.Money is in compliance with the Strategic Companies Law. Given our ownership of Yandex.Money, however, our parent company is likely also subject to the Strategic Companies Law. If we are subject to the Strategic Companies Law, any non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization that seeks to acquire shares representing more than 25% of the voting power of our outstanding Class A and Class B shares (taken together) or any non-Russian party unaffiliated with any non-Russian government entity that seeks to acquire shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (taken together) would need to obtain the requisite approval of the Russian government committee. Moreover, a non-Russian state, governmental organization, international organization or entity controlled by a non-Russian government or international organization would be prohibited from acquiring shares representing more than 50% of the voting power of our outstanding Class A and Class B shares (taken together). These restrictions on ownership of our shares would be in addition to the restrictions on ownership of our shares provided for in our articles of association. See "Description of Share Capital—Accumulation of Material Shareholdings in Our Company;" "Risk Factors—Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party;" and "—Anti-takeover provisions in our articles of association and the shareholders agreement among our existing shareholders may delay or prevent change-of-control transactions."

Privacy and Personal Data Protection Regulation

        We are subject to Russian and foreign laws regarding privacy and the protection of user data. We publish on our websites our privacy policies and practices concerning the use and disclosure of user data. Any failure by us to comply with our privacy policies or Russian or other applicable laws and regulations relating to privacy and the protection of user data may result in proceedings against us by governmental authorities or other third parties, which may adversely impact our business. In addition, the interpretation of data protection laws, and their application to the internet, is often unclear and is in a constant state of flux. For instance, Russian data protection legislation requires that an individual must consent to the collection and processing of his/her personal data and must provide this consent before the data are used. Consent must be made in writing, signed by digital electronic signature or evidenced in a similar mode prescribed by laws and regulations. We, like our peers, seek this consent from our users by asking them to click an icon indicating their consent to us collecting and processing their personal data. There have been no clear legislative guidelines given about whether or not our procedure complies with the requirements of the data protection legislation. There is a risk that such laws may be interpreted and applied in a manner that is not consistent with our current data protection practices. Furthermore, Roscomnadzor has recently expressed the view that our Yandex.Money subsidiary may not be in compliance with applicable legislation on personal data protection; we are currently evaluating this position. Complying with various regulations in this area may cause us to incur additional costs or to change our business practices. Further, any failure by us to protect our users' privacy and data may result in a loss of user confidence in our services, and may ultimately result in a loss of users, which would adversely affect our business.

Licenses for the Provision of Communication Services

        Pursuant to the Federal Law "On Communications" of July 7, 2003, entities that provide certain telecommunication services for a fee are required to obtain a "telematics" licenses from the Roscomnadzor. We do not charge a fee for our services, and therefore, we believe that we are not required to hold a telematics license. We do, however, generate revenue from ads directed to our users. As a result, it is possible that a Russian court or government agency may construe our advertising revenue as a fee and determine that we are required to hold a telematics license, which would require us to apply for and comply with the terms of any such license.

Protection of Minors

        On December 29, 2010, the Federal Law "On the Protection of Minors from Harmful Information" was adopted. This law, which will come into effect on September 1, 2012, restricts minors' access to materials distributed through mass communication channels, including the internet, that are considered harmful to them. A distributor of material on the internet would be required to provide age ratings for all information it distributes. The State Duma has adopted rules specifically designating who is responsible for such ratings, what information is subject to such ratings, and how ratings are to be determined. Complying with this legislation could require significant expenditure by us and may well increase our liability in relation to material distributed through our websites.

Securities Regulation

        The Federal Law of April 22, 1996 "On the Securities Market", as amended (the "Securities Law") contains the principal regulations governing the issuance and circulation of securities and certain financial instruments in Russia and outside Russia (when issued by a Russian issuer), and sets the rules for the placement and circulation of foreign securities and financial instruments in Russia. The Securities Law requires Russian companies that intend to place or initiate trading of their securities abroad to obtain a preliminary approval from the Federal Service for Financial Markets (the "FSFM"), the regulator of this law.

        Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. Our parent company Yandex N.V., whose Class A shares will be listed on the NASDAQ Global Market, is not covered by such requirement, as it is incorporated outside Russia. The Russian securities regulator, the FSFM, has, however, previously stated that it believes that foreign issuers with substantial assets in Russia should be required to undertake concurrent listings in Russia, and has proposed changes to the securities regulations with the view to making such requirement mandatory. There are currently no laws or regulations requiring this, however, we cannot be certain that we will not face future governmental pressure or legal obligation to list our Class A shares in Russia.

        Circulation of our Class A shares will be restricted in Russia to "qualified investors" as defined by Russian law unless the Class A shares are admitted to public circulation in Russia. Distribution of any information regarding this offering in Russia is subject to rules relating to "offering" and "advertising" of foreign securities, as set forth in the Securities Law, the Russian Advertising Law and Federal Law "On the Protection of Rights and Interests of Investors in the Securities Market" dated March 5, 1999, as amended. In accordance with the provisions of these laws, foreign securities not admitted to public placement and/or public trading in Russia may not be offered to an unlimited group of potential purchasers as well as to persons not being "qualified investors."

Antimonopoly Regulation

        Federal Law of July 26, 2006 "On Competition Protection" grants to the FAS as the antimonopoly regulator (which also administers the Advertising Law and has extensive powers under the Strategic Companies Law) wide powers and authorities to ensure competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players that occupy dominant positions, prosecution any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines (up to 15% of the annual revenue derived in the market where the breach has taken place) on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the internet advertising market, but are not recognized by the regulator as occupying a dominant position. However, we understand that the regulator from time to time focuses on internet services and could in the future recognize it as a separate market, and could identify dominant players and impose conduct limitations and other requirements.

Taxation Regulation

        Taxation of legal entities and individuals in Russia is regulated primarily by the Tax Code of the Russian Federation, which consists of two basic sections—the first one setting out general rules, and the second governing specific taxes and tax regimes. The scope and application of the Tax Code is elaborated by numerous regulations and clarifications from the Ministry of Finance of Russia and by the Federal Tax Service, which enforces the tax laws. Russian tax law and procedures are still not sufficiently developed and local divisions of the Federal Tax Service have considerable autonomy in tax law interpretation and often interpret tax rules inconsistently. Also, there is extensive court practice on the construction of the Code's provisions, which can sometimes be unpredictable or even contradictory. Both the substantive provisions of the Russian tax law and the interpretation and application of those provisions by the Russian tax authorities and by Russian courts may be subject to rapid and unpredictable change.

Employment and Labor Regulation

        Labor matters in Russia are governed mainly by the Labor Code and by numerous implementing enactments of Russian authorities, which are enforced by the Russian courts and the Federal Service on Labor and Employment. The Labor Code sets out minimum rights of employees that must be complied with by any employer in Russia. Employment is required to be documented by an employment agreement that must, as a general rule, be for an indefinite term. The unilateral early termination of employment agreements by the employer is possible only for certain reasons expressly outlined in the law, and is subject to the provision by the employer of specified remedies to the employee.

Applicability of Other Regulations

        Because our services are accessible to Russian-language speakers worldwide and are becoming increasingly available to other users globally, certain foreign jurisdictions, including those in which we have not established a local office, employees or infrastructure, may require us to comply with their local laws.

MANAGEMENT

Directors and Senior Management

        The following table sets forth information for our executive and non-executive directors and senior management, and their ages as of April 28, 2011.

Name	Age	Position	Director or senior manager since(1)	Expiration of director term
Alfred Fenaughty	85	Chairman and Non-Executive Director	2000	2014
Ben Cole	86	Chairman Emeritus and Non-Executive Director	2000	2012
Arkady Volozh	47	Executive Director and Chief Executive Officer	2000	2014
Ilya Segalovich	46	Executive Director and Chief Technology Officer	2000	2013
John Boynton	45	Non-Executive Director	2000	2012
Esther Dyson	59	Non-Executive Director	2006	2012
Elena Ivashentseva	44	Non-Executive Director	2000	2014
Charles Ryan(2)	43	Non-Executive Director	2011	2013
Alexander Voloshin	55	Non-Executive Director	2010	2013
Alexander Shulgin	33	Chief Financial Officer	2010	N/A

(1)
For periods prior to our corporate reorganization in 2007, our directors served as directors of Yandex Technologies Limited, the former parent company of our group.

(2)
Mr. Ryan has agreed to join our board of directors immediately upon the closing of this offering.

        Alfred Fenaughty has been a non-executive director since 2000 and became the Chairman of our board of directors in July 2008. Mr. Fenaughty is a co-founder, chairman of the board of directors and chief executive officer of InfiNet Wireless, a provider of wireless networking technology in Russia, as well as a co-founder and chairman of the board of the Center of Telephony Integration, a supplier of IP telephony systems. From 1993 to 2003, Mr. Fenaughty was a director of CompTek International. From 1965 to 1993, he served as president and chief executive officer of Information International. Prior to that, Mr. Fenaughty was vice president and general manager of the Western Division of Computer Control. Mr. Fenaughty received a bachelor's degree in engineering from Columbia University in 1946 and a master's degree in electrical engineering in 1947.

        Ben Cole has been a non-executive director since 2000 and was the Chairman of our board of directors from 2000 until July 2008 when he became Chairman Emeritus. Mr. Cole is the president and founder of Cole Management Inc., a Boston-based manager of venture capital investments in Russia and other countries of the former Soviet Union. Mr. Cole spent fourteen years as a director of Watson Wyatt & Company, from 1975 to 1989, after the company acquired his firm, Cole & Associates. He served as a consultant in corporate governance to many major banking institutions in the U.S. and abroad. Since establishing Cole Management in 1993, Mr. Cole has participated in investments in Russia's technology sector, including investments in our company and in companies such as CompTek International and InfiNet Wireless Ltd. Mr. Cole received a degree in history and political science from New York University.

        Arkady Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Arkady left his position as CEO at CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas.

        Ilya Segalovich is one of our co-founders and our Chief Technology Officer and has been a director since 2000. He began his career working on information retrieval technologies in 1990 at Arkadia Company, where he headed Arkadia's software team. From 1993 to 2000, he led the retrieval systems department for CompTek International. In 2000 Ilya Segalovich left CompTek International to join Yandex. IIya helped create the National Corpus of Russian Language (Ruscorpora) and ROMIP, the Russian Information Retrieval Evaluation Seminar. He also co-founded and supports Maria's Children Art Rehabilitation Center for orphans and children with special needs. Mr. Segalovich received a degree in geophysics from the S. Ordzhonikidze Moscow Geologic Exploration Institute.

        John Boynton has been a non-executive director since 2000. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

        Esther Dyson has been a non-executive director since 2006. Ms. Dyson is an active investor and board member in a variety of IT, health care and aerospace start-ups, and also sits on the board of WPP Group, a global communications company. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a security analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited the newsletter Release 1.0 and ran the annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, Eventful and others. She was an early investor in Flickr and del.icio.us (sold to Yahoo!), Medstory and Powerset (sold to Microsoft), Brightmail (sold to Symantec), and Postini (sold to Google), among others. She is the author of "Release 2.0: A design for living in the digital age" (1997), which has been translated into 18 languages. She has a B.A. in economics from Harvard University.

        Elena Ivashentseva has been a non-executive director since 2000. Ms. Ivashentseva is a partner at Baring Vostok Capital Partners, a Russian private equity firm. Baring Vostok structured and led the initial investment in Yandex in 2000 by Internet Search Investments Limited (the parent of ru-Net B.V.), in which a Baring Vostok fund is the founder and largest shareholder. Since 2000, Ms. Ivashentseva has managed the investment in Yandex on behalf of Internet Search Investments Limited. She is also a member of the board of Ozon, Enforta, Centre for Financial Technologies, and InfiNet Wireless Ltd., and was previously a member of the board of directors of CTC Media, Inc., a leading NASDAQ-listed Russian television broadcaster, and other portfolio companies of Baring Vostok. From 1994 to 1998, Ms. Ivashentseva was a director of EPIC Russia, where she led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva received a master's degree in finance and accounting from the London School of

Economics and a diploma with honors in economics from Novosibirsk University. She is a charterholder of the CFA Institute.

        Charles Ryan has agreed to become a non-executive director upon the closing of this offering. A finance professional with 22 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early-stage technology investment in ru-Net Holdings whose investments include Yandex. In 2006, Deutsche Bank acquired 100% of UFG's investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

        Alexander Voloshin has been a non-executive director of Yandex since August 2010 after serving as an advisor to the company for two years. Since September 2010, Mr. Voloshin has served as the Chairman of the Board of Directors of Uralkali. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO "UES of Russia" from 1999 to 2008. From 1999 to 2003, Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President, he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to the Chief of Staff from 1997 to 1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

        Alexander Shulgin joined Yandex as Chief Financial Officer in May 2010. A finance professional with 13 years of experience in the FMCG industry, Mr. Shulgin worked in different finance positions in Coca-Cola Hellenic from 1997 until 2007. In 2007, he was appointed country chief financial officer of Coca-Cola Hellenic Russia. Mr. Shulgin has a degree in Management from Rostov-on-Don State University.

        Ms. Ivashentseva was elected to our board of directors pursuant to a shareholders agreement that was in effect prior to this offering.

        In addition to our executive directors and senior management, our broader management team includes seven additional team members who work in areas such as accounting, administration, marketing, sales, product development and operations. This talented and dedicated team is instrumental in our day-to-day operations, and most of them have been with us since our principal Russian operating company was formed in 2000.

Employment Agreements

        All of our employees are employed by our operating subsidiaries. Our employment agreements generally contain the minimum statutory notice periods required under Russian law. Our employment agreements between PS Yandex.Money LLC, one of our subsidiaries, and certain of its employees contain non-competition provisions, although we understand that such provisions are generally unenforceable under Russian law. Certain of our senior managers and other employees have also agreed that they will not, during their employment with us, solicit any of our key employees.

Board of Directors

        Our company has a single-tier board structure, with a board of directors composed of both executive and non-executive directors. Immediately following the completion of this offering, our board of directors will consist of nine directors, including seven non-executive directors and two executive directors, to serve terms which expire in three separate years in a manner similar to a "staggered" board under Delaware law. Directors are elected to serve three-year terms, except that the current terms of Ms. Dyson and Messrs. Cole and Boynton will expire at the annual shareholders' meeting in 2012, the current terms of Messrs. Ryan, Segalovich and Voloshin will expire at the annual shareholders' meeting in 2013, and the current terms of Ms. Ivashentseva and Messrs. Fenaughty and Volozh will expire at the annual shareholders meeting in 2014. A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

        The directors are appointed by the general meeting of shareholders. A director may be removed or suspended, with or without cause, by a resolution passed by a two-thirds majority of the votes cast representing at least 50% of our outstanding share capital.

        The primary responsibility of the executive directors is to manage our company. The primary responsibility of the non-executive directors is to supervise the policies of the executive directors and senior management and the affairs of our company and its affiliated enterprises. In addition, the non-executive directors assist the executive directors and senior management by providing advice.

        Immediately following the completion of this offering, all of our directors, except Messrs. Volozh and Segalovich, will be independent under applicable NASDAQ listing standards.

Committees of the Board of Directors

        Upon the completion of this offering, we will have an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

  Audit Committee

        Upon the completion of this offering, our audit committee will consist of Messrs. Ryan (chairperson) and Boynton and Ms. Dyson. Following the completion of this offering, each member will satisfy the "independence" requirements of the NASDAQ listing standards, and Mr. Ryan qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our board of directors. The audit committee will oversee our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee will be responsible for, among other things:

  •
  making recommendations to our board of directors regarding the appointment by the shareholders of our independent auditors;

  •
  overseeing the work of the independent auditors, including resolving disagreements between management and the independent auditors relating to financial reporting;

  •
  pre-approving all audit and non-audit services permitted to be performed by the independent auditors;

  •
  reviewing the independence and quality control procedures of the independent auditors;

  •
  discussing material off-balance sheet transactions, arrangements and obligations with management and the independent auditors;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited consolidated and statutory financial statements with management;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately with the independent auditors to discuss critical accounting policies, recommendations on internal controls, the auditor's engagement letter and independence letter and other material written communications between the independent auditors and the management; and

  •
  attending to such other matters as are specifically delegated to our audit committee by our board of directors from time to time.

  Compensation Committee

        Upon the completion of this offering, our compensation committee will consist of Messrs. Boynton (chairperson) and Fenaughty and Ms. Ivashentseva. Each member satisfies the "independence" requirements of the NASDAQ listing standards. The compensation committee will assist the board of directors in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the compensation committee will be responsible for, among other things:

  •
  reviewing and making recommendations to the board of directors with respect to compensation of our executive and non-executive directors;

  •
  reviewing and approving the compensation, including equity compensation, change-of-control benefits and severance arrangements, of our chief financial officer and such other members of our management as it deems appropriate;

  •
  overseeing the evaluation of our management;

  •
  reviewing periodically and making recommendations to our board of directors with respect to any incentive compensation and equity plans, programs or similar arrangements;

  •
  exercising the rights of our board of directors under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

  •
  attending to such other matters as are specifically delegated to our compensation committee by our board of directors from time to time.

  Nominating and Corporate Governance Committee

        Upon the completion of this offering, our nominating and corporate governance committee will consist of Messrs. Boynton (chairperson) and Fenaughty and Ms. Ivashentseva. Each member satisfies the "independence" requirements of the NASDAQ listing standards. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

  •
  recommending to the board of directors persons to be nominated for election or re-election as directors at any meeting of the shareholders;

  •
  overseeing the board of directors' annual review of its own performance and the performance of its committees; and

  •
  considering, preparing and recommending to the board of directors a set of corporate governance guidelines applicable to the company.

Corporate Governance Matters

        The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of NASDAQ rules are described below:

  •
  We do not follow NASDAQ's quorum requirements applicable to meetings of shareholders. In accordance with Dutch law and generally accepted business practice, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders.

  •
  We do not follow NASDAQ's requirements regarding the provision of proxy statements for general meetings of shareholders. Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in the Netherlands. We do intend to provide shareholders with an agenda and other relevant documents for the general meeting of shareholders.

        We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ's listing standards. As a Dutch company listed on a government-recognized stock exchange, we are required to apply the provisions of the Dutch Corporate Governance Code as released in 2003 and amended in 2009, or explain any deviation from the provisions of such code in our Dutch annual report required by Dutch law. See "Description of Share Capital—Corporate Governance."

Compensation

  Non-Executive Director Compensation

        We intend to grant each of our non-executive directors an option to acquire 28,000 Class A shares at the initial public offering price per share. Such options will vest over a four-year period in annual installments. We will also pay the reasonable costs and expenses incurred in connection with attending meetings of our board and its committees. We do not intend to pay any cash compensation to our non-executive directors. In 2010, we paid no cash compensation to our non-executive directors. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

  Executive Director and Other Senior Management Compensation

        The aggregate compensation, including benefits in kind, paid to our executive directors and senior management (a total of 11 persons) for the year ended 2010, including benefits in kind, was RUR 97 million ($3.4 million), which assumes that our Chief Financial Officer Alexander Shulgin, who joined us in May 2010, had been with us for all of 2010 at his 2010 rate of compensation. We have not set aside or accrued any amounts to provide pension, retirement or similar benefits for our executive directors or other senior management. We do not have service contracts with any of our executive directors that provide for benefits upon termination. We have not granted share options to any of our executive directors. For option grants to senior management, see "—Compensation—Share options."

  Share Options

        Our Amended and Restated 2007 Share Option Plan (the "2007 Plan"), provides for the grant of share options and for the issuance upon the exercise of such options of a number of shares equal to 10% of the aggregate number of Class A and Class B shares outstanding from time to time (immediately following the closing of this offering, up to            shares). As of the date of this prospectus, options to purchase            shares are outstanding, excluding options to purchase             Class A shares that will be exercised

by certain selling shareholders in connection with this offering. In addition, upon the closing of this offering, we will grant options to purchase an aggregate of 306,000 Class A shares to employees and non-executive directors at an exercise price per share equal to the offering price.

        On June 1, 2010, we granted Alexander Shulgin, our Chief Financial Officer, an option to purchase 350,000 shares at an exercise price of $4.16 per share, and on November 1, 2010, we granted Mr. Shulgin, an option to purchase 20,000 shares at an exercise price of $8.77 per share. Unless exercised, these options expire on June 1, 2020 and November 1, 2020, respectively. On July 29, 2009, as payment for consultancy services to our company, we granted Alexander Voloshin, a non-executive director of our company since August 2010, an option to purchase 50,000 shares at an exercise price of $3.43 per share. Unless exercised, this option expires on July 29, 2019. Additionally, we have granted options to purchase an aggregate of 6,358,000 shares to seven other members of our senior management team.

        Types of awards.    Under our 2007 Plan and assuming the exercise of options to purchase            Class A shares by certain selling shareholders in connection with this offering, options to purchase an aggregate of            shares that may be exercised for either Class A or Class B shares, as described below, and options to purchase an aggregate of            Class A shares are outstanding as of the date of this prospectus. Following the date of this prospectus, option grants will be limited to options to purchase Class A shares.

        Plan administration.    Our board of directors or its compensation committee administers our 2007 Plan. Although our 2007 Plan sets forth certain terms and conditions of our share options, our board of directors will determine the provisions and terms and conditions of each option grant. These include, among other things, the vesting schedule, repurchase provisions, forfeiture provisions, and form of payment upon exercise of a share option.

        Award agreements.    Share options granted under our 2007 Plan are evidenced by a notice of option grant that sets forth the terms, conditions and limitations for each share option, and that incorporates the terms of our 2007 Plan.

        Eligibility.    We may grant share options to employees and directors of and consultants to our company.

        Exercise price and term of share options.    The exercise price of share options is the fair market value of our shares at the time of the grant. For share options granted prior to the completion of this offering, the fair market value of our shares was determined by our board of directors at the time of each grant of option awards. After the completion of this offering, the exercise price of share options granted under the 2007 Plan will be the closing price per Class A share on the NASDAQ Global Market on the grant date. Share options are generally exercisable up until the tenth anniversary of the grant date so long as the optionee's relationship with us has not terminated.

        Vesting schedule.    The notice of option grant specifies the vesting schedule. Awards generally vest over a four-year period, with 4/16ths vesting on the first anniversary of grant and an additional 1/16th vesting each quarter thereafter. When an optionee's employment or service is terminated, the optionee may exercise his or her options that have vested as of the termination date within ninety days of termination or as determined by our plan administrator.

        Class A and Class B Shares.    Outstanding options granted prior to October 2008 may be exercised, pursuant to their terms and the terms of the 2007 Plan, as follows:

  •
  In the event that an optionee intends to exercise an option and immediately sell the shares acquired, we will issue Class A shares upon such exercise.

  •
  In the event that an optionee intends to exercise an option and hold the shares acquired for some period of time, we will issue Class B shares upon such exercise. Such Class B shares will be subject to the transfer and conversion provisions applicable to all Class B shares.

        Options granted since October 2008 are exercisable only for Class A shares in accordance with their terms and the terms of the 2007 Plan.

        Amendment and Termination.    Our board of directors may at any time amend, suspend or terminate our 2007 Plan. Prior to any such amendment, suspension or termination, our board of directors must first make a determination that share options already granted will not be adversely affected. Unless terminated earlier, our 2007 Plan will continue in effect until October 2017.

Obligations of Directors to Disclose Holdings

        The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht, the "FMSA") provides for certain rules in connection with market abuse, such as the prohibitions on insider trading, passing on inside information and insider tipping, and market manipulation. We are subject to the Dutch insider trading prohibition (in particular, if we trade in our own shares or in financial instruments the value of which is (co)determined by the value of our shares), the Dutch prohibition on passing on insider information and insider tipping and the Dutch prohibition on market manipulation. The Dutch prohibition on market manipulation may mean that certain restrictions apply to our ability to buy back our shares. Our investors may also be subject to the Dutch market abuse rules.

        Pursuant to the FMSA rules on market abuse, members of our board of directors and any other person who has managerial or co-managerial responsibilities, the authority to make decisions affecting our future developments and business prospects or regular access to inside information relating, directly or indirectly, to our company, must give written notice to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, or AFM), by means of a standard form, of any transactions conducted on their own account relating to our shares or in securities whose value is determined by the value of our shares.

        Also, certain persons who are closely associated with members of our board of directors or any of the other persons described above are required to notify the AFM of any transactions conducted on their own account relating to the shares or in securities whose value is determined by the value of the shares. Persons who are closely associated with another person are: (i) the spouse of such other person or any partner considered by national law as equivalent to the spouse of such other person, (ii) dependent children of such other person, (iii) other relatives who have shared such person's household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership whose managerial responsibilities (among other things) are discharged by a person referred to under (i), (ii) or (iii) above.

        The AFM must be notified within five days following the relevant transaction date. Under certain circumstances, notification may be postponed until the date the value of the transactions amounts to €5,000 or more per calendar year. Non-compliance with the notification obligations under the Dutch securities laws can lead to criminal fines, administrative fines, imprisonment or other sanctions.

        The AFM keeps a public registry of and publishes all notifications made pursuant to Dutch securities laws.

        Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

RELATED-PARTY TRANSACTIONS

Shareholders Agreement

        Shareholders holding an aggregate of            Class A and Class B shares, representing approximately     % of the voting power of our outstanding shares immediately following the closing of this offering, are parties to a shareholders agreement, the principal terms of which are as follows:

        Board composition.    The parties have agreed to vote all of our shares held by them in favor of electing or re-electing those persons nominated by our board of directors for election or re-election as a director at any general meeting of our shareholders.

        Compliance with foreign ownership laws.    The parties have agreed to comply with any applicable laws from time to time in effect that regulate the owners of Yandex by non-Russian parties.

        Amendments to articles of association.    The parties have agreed that they will vote against any proposal to amend the articles of association in such a way as to eliminate:

  •
  our multiple-class share structure, with differential voting rights;

  •
  the staggered three-year terms of our directors;

  •
  the provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our outstanding share capital;

  •
  the authorized preference shares;

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

  •
  the supermajority requirements for shareholder approval of certain significant corporate actions, including a legal merger or demerger of our company or the amendment of our articles of association;

  •
  the right of our board of directors to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together); or

  •
  the rights of the holder of the priority share.

        Term and Amendment.    The shareholders agreement will remain in effect so long as any Class B shares remain outstanding. The agreement may be terminated and amended, and any provision thereof waived, with the prior written consent of parties to the agreement holding shares representing more than 66 2/3% of the voting power of the outstanding share capital held by parties to the agreement. The agreement will terminate with respect to any particular shareholder upon its affirmative election if it no longer holds any Class B Shares, as a result of the transfer of all Class B shares held by it, or the voluntary or mandatory conversion of all Class B Shares held by it into Class A Shares.

Registration Rights Agreement

        We are party to a registration rights agreement with our major shareholders that allows them to require us to register Class A shares held by them under the U.S. Securities Act of 1933, as amended (the "Securities Act"), under certain circumstances.

        Demand registration rights.    At any time beginning six months following the closing of this offering, shareholders holding at least 30% of our shares then outstanding have the right to require that we register their securities for sale. Our other shareholders have the right to join in a demand registration. We have the right not to effect a demand registration (a) if we have already effected one demand registration, (b) if the aggregate price, net of underwriters' discounts or commissions, of all registrable securities included in such registration is less than $7,500,000, (c) if the initiating shareholders propose to register securities that may be immediately registered on Form F-3, or (d) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

        Piggyback registration rights.    If we propose to file a registration statement for a public offering of our securities other than relating to an employee share option, share purchase or similar plan or pursuant to a merger, exchange offer, or similar transaction, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities. We must use our best effort to cause the underwriters in any underwritten offering to permit the shareholders who so requested to include their shares on the same terms and conditions as our securities to be registered.

        Form F-3 registration rights.    When we are eligible to use Form F-3, one or more shareholders holding shares with an aggregate market value of at least $50,000,000 have the right to request that we file a registration statement on Form F-3. We are not obligated to file a registration statement on Form F-3 if (a) we have already effected two registrations on Form F-3 for holders of registrable securities during the 12-month period preceding a registration request, (b) the aggregate price, net of underwriters' commissions or discounts, of registrable securities included in such registration is less than $10 million, or (c) in a jurisdiction where we would be required to qualify to do business or execute a general consent to service of process in effecting such a registration. We have the right to defer filing of a registration statement for up to 120 days if our board of directors determines in good faith that filing of a registration statement would be detrimental to us, but we cannot exercise such deferral right more than once in any 12-month period.

        Expenses of registration.    We will pay all expenses relating to any demand, piggyback or F-3 registration, other than underwriting commissions and discounts.

Relationship with Sberbank

        Sberbank is a major financial institution and the largest savings bank in the Russian Federation. Approximately 60% of its voting shares are held by the Central Bank of the Russian Federation.

  Priority Share

        On September 7, 2009, we entered into a subscription agreement pursuant to which we issued our priority share to Sberbank for its nominal value of €1.00. As the holder of our priority share, Sberbank has the right to approve the accumulation by a party, group of related parties or parties acting in concert, of the legal or beneficial ownership of shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together), if our board of directors has otherwise approved such accumulation of shares. In addition, any decision by our board of directors to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the holder of our priority share. The priority share does not carry any rights to control the management or operations of our company, and its economic rights are limited to its pro rata entitlement to dividends and other distributions. Our articles of association provide that the priority share may only be held by a party that is specifically nominated by our board of directors for this purpose. The rights of the priority share would terminate if any law is adopted or amended in Russia that restricts the ownership by non-Russian parties of internet businesses in Russia.

        Our board of directors and existing shareholders approved the priority share mechanism with the objective of strengthening control over our company's ownership structure and providing transparency into changes in share ownership. We believe that this structure allows us to avoid the dominance of any single group of investors. In addition, we believe that this mechanism allows us to attract appropriate levels of both Russian and non-Russian investment.

        In nominating Sberbank as the party to which the priority share would be issued, our board of directors considered three principal criteria: the holder had to be controlled by the Russian government, the holder had to be public, and the holder could not have interests in the internet or media sectors that would conflict with the interests of our business. Our board also considered Sberbank to be an appropriate holder of the priority share in light of what our board believes to be its respected and professional management team. Because our board views the holder of the priority share as playing a valuable role in contributing to the stability of our business and the transparency of our shareholder base, and because the priority share carries only an immaterial economic interest in our company, we issued the priority share for only nominal consideration.

        See "Description of Share Capital—Priority Share" and "Description of Share Capital—Accumulation of Material Shareholdings in our Company."

  Financial Advisory Services

        We have engaged Sberbank to act as our financial advisor in connection with this offering. As our financial advisor, Sberbank is assisting with several aspects of the offering process, including matters relating to our corporate governance structure and to the positioning of our company for purposes of this offering. Upon the closing of this offering, we will pay Sberbank $2.5 million for such services.

Employment Agreements

        See "Management—Employment Agreements."

Share Options

        See "Management—Compensation—Share options."

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this prospectus by:

  •
  our directors and members of our senior management;

  •
  each person or entity known by us to own beneficially more than 5% of our outstanding shares (by number or by voting power); and

  •
  each selling shareholder.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and includes shares subject to options that are exercisable within 60 days after the date of this prospectus. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. Immediately prior to this offering, certain of our shareholders will convert their Class B shares into Class A shares. Assuming this conversion, we will have 87,862,274 Class A shares and 215,953,241 Class B shares outstanding immediately prior to this offering. These share numbers have been used to calculate the ownership and voting power percentages in the table below. The number of Class A shares outstanding prior to this offering does not include 7,500 Class A shares that have been repurchased by us and will be cancelled following the closing of this offering.

        Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. All figures in this table assume no exercise by the underwriters of their over-allotment option to purchase up to an additional            Class A shares from us and an additional            Class A shares from the selling shareholders.

	Shares Beneficially Owned Prior to Offering						Shares Beneficially Owned After Offering
	Class A Shares		Class B Shares				Class A Shares		Class B Shares
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	Total Voting Power(1)	Shares Being Offered	Number of Shares	%	Number of Shares	%	Total Voting Power(1)
Directors and Senior Management:
Arkady Volozh(2)	0	*	44,572,300	20.64%	19.77%
Ilya Segalovich	0	*	9,324,000	4.32%	4.14%
Alfred Fenaughty(3)	0	*	1,400,000	*	*
John Boynton(4)	28,000	*	3,552,137	1.64%	1.58%
Ben Cole(5)	0	*	6,543,334	3.03%	2.90%
Esther Dyson	0	*	173,620	*	*
Elena Ivashentseva(6)	16,463,739	18.74%	52,199,300	24.17%	23.89%
Charles Ryan(7)	7,148,607	8.14%	8,426,821	23.90%	4.06%
Alexander Voloshin(8)	21,875	*	0	*	*
Alexander Shulgin(9)	87,500	*	0	*	*
All current directors and senior management as a group (10 persons)(10)	23,749,721	27.03%	126,191,512	58.43%	57.03%
Principal Shareholders:
Tiger Global Holding Coöperatief(11)	62,291,254	70.90%	0	*	2.76%
Baring Vostok Private Equity Funds(12)	16,463,739	18.74%	52,199,300	24.17%	23.89%

	Shares Beneficially Owned Prior to Offering						Shares Beneficially Owned After Offering
	Class A Shares		Class B Shares				Class A Shares		Class B Shares
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%	Total Voting Power(1)	Shares Being Offered	Number of Shares	%	Number of Shares	%	Total Voting Power(1)
Other Selling Shareholders:
Roth Advisors Ltd.	479,315	*	14,420,261	6.68%	6.42%
International Finance Corporation	0	*	13,796,175	6.39%	6.12%
Emerald Trust	0	*	8,765,001	4.06%	3.89%
UFG Group (Bermuda) Limited(13)	254,625	*	7,660,441	3.55%	3.41%
Rex Capital—Runet Holdings LP	234,847	*	7,065,398	3.27%	3.14%
Stubblebine, R.H.	0	*	5,353,635	2.48%	2.37%
Eden Capital Fund Ltd	137,187	*	4,127,290	1.91%	1.84%
Maslov, M.Y.	0	*	1,561,448	*	*
Almaz Capital Russia Fund I LP(14)	766,380	*	0	*	*
Kameson Management Ltd.(15)	6,893,982	7.85%	0	*	*
Winton Management Limited	0	*	483,667	*	*
900 Technology Partners	0	*	412,728	*	*
Christopher Burch	0	*	229,295	*	*
Dmitry Ivanov(16)	1,510,000	1.72%	0	*	*
Alexei Tretyakov(16)	1,168,750	1.33%	0	*	*
Mikhail Fadeev(16)	616,250	*	0	*	*
Alexey Mazurov(16)	582,500	*	0	*	*
Other Shareholders holding in the aggregate less than 1% of the outstanding shares (47 Shareholders)(16)	2,954,010	*	35,840	*	*

*
Represents beneficial ownership of less than one percent of our shares.

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B shares, voting together as a single class. Each holder of Class B shares is entitled to ten votes per Class B share and each holder of Class A shares is entitled to one vote per Class A share on all matters submitted to our shareholders for a vote. The Class A shares and Class B shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by Dutch law or our articles of association. Each Class B share is convertible at any time by the holder into one Class A share and one Class C share. See "Description of Share Capital—Ordinary Shares."

(2)
Includes 10,112,616 Class B shares held by BC&B Holdings B.V., a Dutch limited liability company ("BC&B"). BC&B holds a total of 33,913,988 Class B shares and 13,936,109 Class A Shares. BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 21.10% by Belka Holdings Ltd. ("Belka"); 34.30% by Baring Vostok Nominees Limited ("BVNL"); 28.80% by Dehus Dolman Nominees Limited ("DDNL") and 15.80% by Cavendish Nominees Limited ("CNL"). Mr. Volozh owns 100% of Belka. BVNL is a limited liability company that acts as a nominee holding company for a number of the Baring Vostok Private Equity Funds. DDNL and CNL are both limited liability companies incorporated under the laws of and registered in Guernsey, Channel Islands that act as nominee holding companies for the family of Baring Vostok Private Equity Funds. See note 12. Decisions with respect to the sale of our shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL, CNL and Belka which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Belka therefore has the right to control the voting and disposition of 10,112,616 Class B shares held by BC&B. Mr. Volozh disclaims beneficial ownership of the shares held by BC&B except to the extent of his pecuniary interest therein. In August 2009, BC&B sold 5,750,000 Class B shares, which decreased the percentage of total voting power of our then outstanding shares held by Mr. Volozh and his affiliates from 16.63% to 16.10%. The business address of BC&B is Laan Copes van Cattenburch 52, 2585 GB, The Hague, the Netherlands, and the business address of Belka is Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands.

(3)
Consists of 1,400,000 Class B shares held by the Alfred and Riqueza Fenaughty Revocable Living Trust, the beneficiaries of which include Mr. Fenaughty or members of his family.

(4)
Includes (a) 896,000 Class B shares and 28,000 Class A shares held by trusts, the beneficiaries of which include Mr. Boynton or members of his family, and (b) 2,656,137 Class B shares held by the John W. Boynton Trust of 2006. In August 2009, the John W. Boynton Trust of 2006 sold 3,558,043 Class B shares, which decreased the percentage of total voting power of our then outstanding shares held by Mr. Boynton and his affiliates from 2.36% to 1.28%. Other than in respect of the shares held by the John W. Boynton Trust of 2006, Mr. Boynton disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(5)
Consists of 6,543,334 Class A shares held by Cole Management Incorporated, a Massachusetts corporation. Voting and investment power over Cole Management Incorporated is exercised by Mr. Cole, the majority stockholder of Cole Management Incorporated. Mr. Cole disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. In August 2009, Cole Management Incorporated sold 6,543,334 Class B shares, which decreased the percentage of total voting power of our then outstanding shares held by Mr. Cole and his affiliates from 4.33% to 2.36%.

(6)
Consists of 16,463,739 Class A shares and 52,199,300 Class B shares held as follows: by BC&B Holdings B.V. ("BC&B"): 13,936,109 Class A shares and 23,801,372 Class B shares; by ruNet BV: 2,527,630 Class A Shares and 28,397,928 Class B Shares. Ms. Ivashentseva is a partner of Baring Vostok Capital Partners Limited, a limited liability company incorporated under the laws of and registered in Guernsey which acts as the investment advisor in respect to the aforementioned shareholdings. See note 12. Ms Ivashentseva disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(7)
Consists of 6,893,982 Class A shares held by Kameson Management Limited on behalf of UFG Private Equity Fund II LP (the "UFG Fund"). Mr. Ryan is a General Partner of the UFG Fund and in such capacity has investment control over the shares held by that fund. Also includes 254,625 Class A shares and 8,426,821 Class B shares held by UFG Group (Bermuda) Limited ("UFG Limited") and Almaz Capital Russia Fund I LP ("Almaz"). UFG Limited holds 254,625 Class A shares and 7,660,441 Class B shares. Mr. Ryan is the controlling shareholder of UFG Limited and in such capacity has investment control over the shares held by that company. Almaz holds 766,380 Class B shares. Mr. Ryan is a General Partner of Almaz, and in such capacity has investment control over the shares held by that fund. In August 2009 Kameson Management Limited acquired 6,893,982 Class A shares and Almaz acquired 766,380 Class B shares, and UFG Limited acquired 440,603 Class B shares in May 2008 and 254,625 Class A shares in September 2010, all of which shares were acquired from existing shareholders, which increased the percentage of total voting power of our then outstanding shares held by Mr. Ryan and his affiliates from 2.53% to 3.03%. Mr. Ryan disclaims beneficial ownership of the shares held by the UFG Fund and the shares held by UFG Limited and Almaz except to the extent of his pecuniary interest therein.

(8)
Consists of options to purchase 21,875 Class A shares that are exercisable within 60 days after May 31, 2011. Excludes options to purchase 28,125 Class A shares that are not exercisable within 60 days after May 31, 2011.

(9)
Consists of options to purchase 87,500 Class A shares that are exercisable within 60 days after May 31, 2011. Excludes options to purchase 282,500 Class A shares that are not exercisable within 60 days after May 31, 2011.

(10)
Includes options to purchase 109,375 shares that are exercisable within 60 days after May 31, 2011. Excludes options to purchase 310,625 shares that are not exercisable within 60 days after May 31, 2011.

(11)
Gives effect to the conversion of 55,397,272 Class B shares to Class A shares concurrent with the closing of this offering, reducing Tiger Global Coöperatief U.A.'s percentage of total voting power of our outstanding shares at the date of this prospectus from 20.24% to 2.74%. Tiger Global Holding Coöperatief U.A. is a cooperative association formed under the laws of the Netherlands ("Tiger Global Coöperatief"). Tiger Global Coöperatief is over 99% owned by Tiger Global Private Investment Partners, L.P., an Exempted Limited Partnership registered in the Cayman Islands ("Tiger PIP"), Tiger Global Private Investment Partners III, L.P., an Exempted Limited Partnership registered in the Cayman Islands ("Tiger PIP III"), Tiger Global Private Investment Partners V, L.P., an Exempted Limited Partnership registered in the Cayman Islands ("Tiger PIP V"), Tiger Global, L.P., a limited partnership organized under the laws of the State of Delaware ("Tiger LP"), Tiger Global II, L.P., a limited partnership organized under the laws of the State of Delaware ("Tiger II LP"), Tiger Global Side Fund, LLC, a Delaware limited liability company ("TGSF") and Tiger Global Master Fund, an Exempted Limited Partnership registered in the Cayman Islands ("TGMF"). Tiger Global PIP Performance, LLC, a limited liability company organized under the laws of the State of Delaware ("Tiger PIP Performance"), the general partner of Tiger PIP, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP; Tiger Global Management, LLC, a limited liability company organized under the laws of the State of Delaware ("Tiger Management"), the investment manager of Tiger PIP, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP; and Charles P. Coleman III, an individual ("Coleman"), the managing member of Tiger PIP Performance and Tiger Management, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP. Tiger Global PIP Performance III, L.P., an Exempted Limited Partnership registered in the Cayman Islands ("Tiger PIP Performance III"), the general partner of Tiger PIP III, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP III; Tiger Global PIP Management III, Ltd., an Exempted Company registered in the Cayman Islands ("Tiger PIP Management III"), the general partner of Tiger PIP Performance III, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP III; Tiger Management, the investment manager of Tiger PIP III, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP III; and Coleman, the director of Tiger PIP Management III and the managing member of Tiger Management, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP III. Tiger Global PIP Performance V, L.P., an Exempted Limited Partnership registered in the Cayman Islands ("Tiger PIP Performance V"), the general partner of Tiger PIP V, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP V; Tiger Global PIP Management V, Ltd., an Exempted Company registered in the Cayman Islands ("Tiger PIP Management V"), the general partner of Tiger PIP Performance V, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP V; Tiger Management, the investment manager of Tiger PIP V, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP V; and Coleman, the director of Tiger PIP Management V and the managing member of Tiger Management, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger PIP V. Tiger Global Performance, LLC, a limited liability company organized under the laws of the State of Delaware ("Tiger Performance"), the general partner of Tiger LP, Tiger II LP and TGMF, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger LP, Tiger II LP and TGMF; Tiger Management, the investment manager of Tiger LP, Tiger II LP and TGMF, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger LP, Tiger II LP and TGMF; and Coleman, the managing member of Tiger Management and Tiger Performance, may be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by Tiger LP, Tiger II LP and TGMF. Scott Shleifer, Feroz Dewan and Lee Fixel, each an individual and the Managers of TGSF may each be deemed to have sole voting and dispositive power with respect to interests in Tiger Global Coöperatief (and shares held thereby) held by TGSF. In August 2009, Tiger Global Coöperatief acquired an aggregate of 6,893,982 Class A shares from existing shareholders, which increased its percentage of total voting power of our then outstanding shares from 18.31% to 20.26%. The business address of Tiger Global Coöperatief is Prins Bernhardplein 200, 1097 JB, Amsterdam, the Netherlands.

(12)
Consists of 16,463,739 Class A shares and 52,199,300 Class B shares held as follows: by BC&B Holdings B.V. ("BC&B"): 13,936,109 Class A shares and 23,801,372 Class B shares; by ruNet BV: 2,527,630 Class A Shares and 28,397,928 Class B Shares. BC&B holds a total of 33,913,988 Class B shares and 13,936,109 Class A Shares. BC&B is 100% owned by Strickland Holdings Ltd., a Cyprus registered limited liability company ("Strickland"). The share capital of Strickland is held as follows: 21.10% by Belka Holdings Ltd. ("Belka"); 34.30% by Baring Vostok Nominees Limited ("BVNL"); 28.80% by Dehus Dolman Nominees Limited ("DDNL") and 15.80% by Cavendish Nominees Limited ("CNL"). Each of BVNL, DDNL and CNL are limited liability companies that act as nominee holding companies for a number of the Baring Vostok Private Equity funds (collectively, "BVPEF"). ruNet BV is 100% owned by Herryland Investments Limited, a Cyprus registered limited liability company ("Herryland"). Herryland is owned 100% by Internet Search Investments Limited, a Bermuda registered limited liability company ("ISIL"). The share capital of ISIL is held by various shareholders including 33.56% by CNL and 1.81% by DDNL. Each of the BVPEF funds which holds an interest in our shares has a separate general partner dedicated to that fund. All three such general partners are owned by Baring Vostok Manager Holding Limited (Guernsey)("BVMHL"). BVMHL is owned by Peter Touzeau, Barry McClay and Mike Calvey. Each of these persons hold their shares in BVMHL in trust on behalf of certain other persons, one of whom is Ms. Ivashentseva. See note 6. Voting and investment power over the investments held by each of the limited partnerships in BVPEF is exercised by Baring Vostok Fund Managers Limited as general partner of Baring Vostok Fund (GP) L.P., in turn the general partner of the limited partnerships comprising BVPEF ("BVFML"). BVCPL, as investment advisor to BVPEF, has no voting or investment control over BVPEF. BVFML makes decisions based on recommendations of the investment committees appointed in respect of each separate fund of BVPEF. The members of the investment committees of the funds which own an interest in our shares are Rahul Bhasin, Chris Brotchie, Michael Calvey, John Dare, Terry English, Jean Salata, Rory Landman, and Antonio Bonchristiano. Recommendations of the investment committees are initially proposed by the investment advisor, BVCPL. Decisions with respect to the sale of Yandex shares held by BC&B are governed by a shareholders agreement between BVNL, DDNL, CNL and Belka which allows each shareholder to unilaterally cause Strickland to take decisions as necessary to effect a sale of such underlying shareholder's interests in Yandex. Therefore, BVNL, DDNL and CNL, through BVFML, have the right to control the voting and disposition of 13,936,109 Class A shares and 23,801,372 Class B shares held by BC&B. BVNL, DDNL, and CNL disclaim beneficial ownership of the shares held by BC&B except to the extent of their pecuniary interest therein. Decisions with respect to the sale of Yandex shares held by ruNet B.V. are governed by the bye-laws of ISIL which provides authority to the board of directors of ISIL to control the voting and disposition of all Yandex shares held by ISIL. BVNL, DDNL, and CNL disclaim beneficial ownership of the shares held by ruNet BV except to the extent of their pecuniary interest therein. In December 2008, August 2009 and September 2010, BVPEF through BVNL, DDNL, and CNL acquired an aggregate of 14,930,977 Class A shares, which increased BVPEF's percentage of total voting power of our then outstanding shares from 17.77% to 19.95%. The business address of BVPEF and BVFML is c/o Ipes (Guernsey) Limited, 1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL.

(13)
Mr. Ryan is the controlling shareholder of UFG Group (Bermuda) Limited and in such capacity has investment control over the shares held by that company. See note 7.

(14)
Mr. Ryan is a General Partner of Almaz Capital Russia Fund I LP, a Bermuda limited partnership, and in such capacity has investment control over the shares held by that fund. See note 7.

(15)
Consists of shares held by Kameson Management Limited, a company incorporated under the laws of the Republic of Cyprus on behalf of UFG Private Equity Fund II LP (the "UFG Fund"). Mr. Ryan is a General Partner of the UFG Fund and in such capacity has investment control over the shares held by that fund. See note 7.

(16)
Includes options to purchase shares that are exercisable within 60 days after May 31, 2011. Options granted prior to October 31, 2008 can be exercised for either Class A shares or Class B shares depending on whether the option holder elects to sell or hold such shares, and options granted after October 31, 2008 can be exercised only for Class A shares. The table assumes that all such options would be exercisable for Class A shares to be sold immediately.

        If the underwriters' over-allotment option is exercised in full, the additional Class A shares to be sold by selling shareholders would be allocated among the selling shareholders as follows:

Shares Subject to the Over-allotment Option
Arkady Volozh
Ilya Segalovich
Alfred Fenaughty
John Boynton
Ben Cole
Esther Dyson
Elena Ivashentseva
Charles Ryan
Tiger Global Holding Coöperatief
Baring Vostok Private Equity Funds
Roth Advisors Ltd.
International Finance Corporation
Emerald Trust
UFG Group (Bermuda) Limited
Rex Capital—Runet Holdings LP
Stubblebine, R.H.
Eden Capital Fund Ltd
Maslov, M.Y.
Almaz Capital Russia Fund I LP
Kameson Management Ltd
Winton Management Limited
900 Technology Partners
Christopher Burch
Dmitry Ivanov
Alexei Tretyakov
Mikhail Fadeev
Alexey Mazurov
Other Shareholders holding in the aggregate less than 1% of the outstanding shares (47 Shareholders)

Total:

        If the underwriters' over-allotment option is exercised in part, the additional Class A shares sold would be allocated pro rata based upon the amounts set forth in the preceding table.

        Unless otherwise indicated, the address of each director, senior manager and beneficial owner is c/o Yandex N.V., Laan Copes Van Cattenburch 52, The Hague, the Netherlands, 2585 GB.

        As of the date of this prospectus, approximately 3.39% of our outstanding shares by number (4.53% by voting power) are held by 8 record holders in the United States. None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities.

DESCRIPTION OF SHARE CAPITAL

        Yandex N.V. is a Dutch public company with limited liability (naamloze vennootschap), and its affairs are governed by its articles of association and Dutch law. We must also either comply with the Dutch Corporate Governance Code, or explain in our annual report required under Dutch law our reasons for not complying. We are subject to the applicable corporate governance requirements of the NASDAQ Stock Market, and generally comply with those requirements rather than the corresponding provisions of the Dutch Corporate Governance Code.

        As of the closing of this offering, our authorized share capital will consist of 2,000,000,000 Class A shares, par value €0.01 per share, 273,764,304 Class B shares, par value €0.10 per share, 276,063,445 Class C shares, par value €0.09 per share, one priority share with a nominal value of €1.00, and 2,000,000,001 preference shares, par value €0.01 per share. As of April 26, 2011, we had outstanding 30,051,214 Class A shares, 273,764,304 Class B shares, no Class C shares, one priority share, and no preference shares.

        We will list our Class A shares in registered form and such shares will not be certificated. We have appointed Computershare Trust Company, N.A. as our agent in New York to maintain part of the shareholders register and to act as transfer agent, registrar and paying agent for the Class A shares. Our Class A shares that will be traded on the NASDAQ Global Select Market will be in book-entry form.

        The material provisions of our articles of association as in force at the closing of this offering and relevant provisions of Dutch law and the Dutch Corporate Governance Code are summarized below. This summary does not restate our articles of association or relevant Dutch law in their entirety. Although we believe that this summary contains all of the information about our articles of association important to your decision to purchase our Class A shares, it does not include all of the provisions that you may feel are important. It is the articles of association, and not this summary, that will define the rights of holders of our shares (and therefore, the rights of holders of our Class A shares).

        Our articles of association are registered at the Commercial Register kept at the Chamber of Commerce in The Hague under file number 27265167, and an English translation has been filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part.

        As provided in Article 3 of our articles of association, the stated objectives of our company are:

  •
  either alone or jointly with others to acquire and dispose of participations or other interests in bodies corporate, companies and enterprises; and to collaborate with and to manage such bodies corporate, companies or enterprises;

  •
  to acquire, manage, turn to account, encumber and dispose of any property, including intellectual property rights, and to invest capital;

  •
  to supply or procure the supply of money loans, particularly, but not exclusively, loans to bodies corporate and companies which are subsidiaries and/or affiliates of the company or in which our company holds any interest, subject to the provisions of the articles of association, as well as to draw or to procure the drawing of money loans;

  •
  to enter into agreements whereby our company grants security, commits itself as guarantor or severally liable co-debtor, or declares itself jointly or severally liable with or for others, particularly, but not exclusively, to the benefit of bodies corporate and companies as referred to above; and

  •
  to do all such things as are incidental or conducive to the above objects or any of them.

Ordinary Shares

        We have three classes of authorized ordinary shares, which vote together as a single class unless otherwise provided by our articles of association or Dutch law: Class A shares, which have one vote per share; Class B shares, which have ten votes per share; and Class C shares, which have nine votes per share. Our existing shareholders prior to this offering hold Class A and Class B shares. Class A shares are being sold in this offering. The Class C shares are issued only to facilitate the conversion of Class B shares into Class A shares. See "—Transfer and Conversion of Ordinary Shares."

        Under Dutch law, the voting power of shares is determined by reference to their par value. Our company's multiple class share structure is designed to give our principal shareholders increased voting power (without increasing their economic interest in our company), while also providing a means for them to convert their shares into Class A shares that can be transferred or sold, including in the public market.

  Transfer and Conversion of Ordinary Shares

        Because the conversion of a Class B share into a Class A share, with a lower par value, will result in a reduction of our company's share capital (an event which cannot occur without convening a formal shareholders' meeting), our articles of association provide that each Class B share converts (in defined circumstances) into both one Class A share and one Class C share. The Class C shares are intended to serve as a means of "storing" the additional par value of the converted Class B share until such time as the Class C share can be repurchased and cancelled by our company. We intend to repurchase and cancel any such Class C shares. To ensure that all such Class C shares are available for repurchase and cancellation, and to assure that they do not affect the outcome of any shareholder vote, any Class C shares will be held by the Yandex Conversion Foundation, a Dutch foundation managed by our board of directors. The foundation has agreed to sell any Class C shares it may hold, for no consideration, to our company at any time, and not to sell or transfer such shares to any other party. We expect that such repurchases will occur promptly following the conversion of any Class B shares into Class A shares and Class C shares, as the repurchase itself (as opposed to the cancellation of the Class C shares) does not require shareholder approval. At the first general meeting of shareholders following any such repurchase, we would seek shareholder approval for the cancellation of such Class C shares. The foundation has also agreed that it will vote any Class C shares it may hold in the same proportion as all other votes are cast at any general meeting of shareholders.

        Our Class B shares are transferable only:

  •
  To the Yandex Conversion Foundation. Upon transfer to the foundation, each Class B share converts into one Class A share and one Class C share. The foundation is obligated to transfer the Class A share to the original Class B shareholder, and to transfer the Class C share to our company as described above.

  •
  To our company for the purposes of repurchasing Class B shares.

  •
  To specified affiliates (as defined in our articles of association) of the original holders of Class B shares (subject to such persons or entities becoming parties to the shareholders' agreement among our major shareholders).

  •
  By an original holder, to estate and tax planning vehicles (including trusts, corporations and partnerships) controlled by such original holder of Class B shares (subject to such entities becoming parties to the shareholders' agreement among our Class B shareholders).

  •
  By an original holder that is a trust, to the beneficiaries of such trusts as of October 10, 2008 (the date our Class B shares were originally created).

        In addition to the above, if:

  •
  any Class B shares are transferred to a party not described above or the transferee ceases to meet the criteria described above;

  •
  a holder of Class B shares materially breaches the terms of the shareholders' agreement among our existing shareholders; or

  •
  at any time Class A shares constitute at least 95% of our outstanding shares (by number),

the voting and economic rights of the Class B shares held by such holder or holders will lapse and the holder is obligated to transfer the Class B shares to the Yandex Conversion Foundation in exchange for Class A shares.

        Our Class A shares and Class C shares are not convertible into any other class of shares in our capital.

  Shareholder Meetings and Voting Rights

        At our shareholders' meetings, each Class A share is entitled to one vote, and each Class B share is entitled to ten votes. Each Class C share will be entitled to nine votes, but the Yandex Conversion Foundation has agreed with us that it will vote any Class C shares it may hold at any time in the same proportion as all other votes are cast at any general meeting of our shareholders. The Class A, B and C shares vote together as a single class on all matters, including the election of directors, except as otherwise provided in our articles of association or Dutch law.

        Each shareholder has a right to attend general meetings of shareholders, either in person or by proxy, and to exercise voting rights in accordance with the provisions of our articles of association. We must hold at least one general meeting of shareholders each year. This meeting must be convened at one of several specified locations in the Netherlands within six months after the end of our fiscal year. Our board of directors may convene additional general meetings of shareholders as often as it deems necessary, or upon the request of shareholders, or other persons entitled to attend the general meetings of shareholders, representing at least 10% of the par value of our issued share capital.

        We will give notice of each meeting of shareholders by notice in any manner that we may be required to follow in order to comply with applicable stock exchange requirements. In addition, we will notify registered holders of our shares by letter, cable, telex or fax, or, where permitted or required, by email or other electronic means. We will give this notice no later than the fifteenth day prior to the day of the meeting. As deemed necessary by the board of directors, either the notice will include or be accompanied by an agenda identifying the business to be considered at the meeting or will state that the agenda will be available for shareholders and other persons who are entitled to attend the general meeting of shareholders, at our offices or places of business. Shareholders representing at least 1% of the par value of our outstanding share capital or the equivalent of at least €50 million in aggregate market value have the right to request the inclusion of additional items on the agenda of shareholder meetings, provided that such request is received by us no later than 60 days before the day the relevant shareholder meeting is held and such request is not contrary to a significant interest of our company.

        We are exempt from the proxy solicitation rules under the Exchange Act.

  Board of Directors; Adoption of Annual Accounts

        The members of our board of directors are appointed, removed and suspended from office by the general meeting of shareholders. A resolution to remove or suspend a director requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital. The quorum for meetings of our board of directors is a simple majority of the members then in office.

        Our board of directors must prepare annual accounts for our company, prepared in accordance with either Dutch generally accepted accounting principles or International Financial Reporting Standards, which must be audited by Dutch auditors. Our board of directors must make these available to the shareholders for inspection at our offices within five months after the end of our fiscal year. Under some special circumstances, Dutch law permits an extension of this period for up to six additional months by approval of the general meeting of shareholders. The board of directors must submit these annual accounts to the shareholders for adoption at a general meeting of shareholders. Within eight days of the adoption of these annual accounts, and not more than 13 months from the end of our fiscal year, we must publish and submit these annual accounts to the Chamber of Commerce in The Hague. We will be required to file an annual report on Form 20-F, which will include our audited consolidated financial statements prepared in accordance with U.S. GAAP, with the SEC within the prescribed time period after the end of each of our fiscal years. We currently plan to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year.

        In the performance of its duties, the board of directors is required by Dutch law to consider the interests of Yandex, its shareholders, its employees and other stakeholders.

        When the general meeting of shareholders adopts the annual accounts prepared by the board of directors, it may discharge the members of the board of directors from potential liability with respect to the exercise of their duties during the fiscal year covered by the accounts. This discharge may be given subject to such reservations as the general meeting of shareholders deems appropriate and is subject to a reservation of liability required under Dutch law. Examples of reservations of liability required by Dutch law include: (i) liability of members of boards of directors upon the bankruptcy of a company; and (ii) general principles of reasonableness and fairness. Under Dutch law, a discharge of liability does not extend to matters not properly disclosed to the general meeting of shareholders. The discharge of the board of directors must be a separate item on the agenda of the general meeting of shareholders and the members of the board of directors are not automatically discharged by adoption of the annual accounts. Any meeting of our board of directors may be held at any location, within or outside of the Netherlands.

        Our board of directors may, in accordance with the director compensation policy adopted by our general meeting of shareholders, establish compensation for the members of the board of directors. The board of directors must submit to the general meeting of shareholders for approval any plan or amendment to any plan awarding shares or the right to subscribe for shares to the directors. We have no requirement that our directors own any of our shares.

        Under our articles of association, a director may not take part in any vote on a subject or transaction in relation to which he or she has a conflict of interest with us. However, under our articles of association, a director with a conflict of interest may continue to represent us without prejudice to the power of the general meeting of shareholders to at any time designate one or more other persons for such purpose.

        Under our articles of association, our board of directors may exercise all the powers of the company to borrow money or mortgage its property and assets as security for any obligation of the company or of any third party.

        We have not established a mandatory retirement age for our directors.

  Dividends

        Our preference shares, if issued, would be entitled to receive preferential dividends at a rate of 12-month EURIBOR plus 200 basis points on the amount paid thereon, prior and in preference to distributions in respect of our ordinary shares. The holders of our shares are entitled to such part of our profits for any fiscal year as remains available after reservation of profits by our board of directors and payment of the preferred dividend on our preference shares, if issued. Such dividends are payable on a pari passu basis on the outstanding priority share and Class A and Class B shares. Although our Class C shares are technically entitled to a maximum dividend of €0.01 per share when we declare dividends on our Class A and Class B shares, we intend to repurchase all Class C shares issued upon conversion of our Class B shares promptly following their issuance such that no dividends would be payable on our Class C shares.

        Additionally, the board of directors has the right to declare interim dividends without the approval of the general meeting of shareholders. We may not pay dividends if the payment would reduce shareholders' equity to an amount less than the aggregate fully paid-up share capital plus the reserves that have to be maintained by law or our articles of association. The amounts available for dividends will be determined based on the statutory accounts of Yandex N.V. prepared under Dutch law, which may differ from our consolidated financial statements.

        The board of directors may decide that dividends or other distributions are paid in the form of cash, shares or a combination of both.

  Issue of Shares; Preemptive Rights

        Our board of directors has the power to issue shares, if and to the extent that either the general meeting of shareholders or the articles of association has delegated such power to the board of directors to act as the authorized body for this purpose. A delegation of authority to the board of directors to issue shares remains effective for the period specified by the general meeting of shareholders, or specified in the articles of association, and may be up to five years from the date of delegation or the date of the articles of association. A general meeting of shareholders may renew annually this delegation and this delegation may also be renewed by the articles of association for additional periods of up to five years. Without this delegation, the general meeting of shareholders has the power to authorize the issuance of shares. Pursuant to our articles of association, our board of directors is authorized to issue shares and to grant rights to subscribe for shares until the fifth anniversary of the effectiveness of the new articles that will become effective on the closing of this offering, under the restrictions specified in the articles of association.

        The holders of our ordinary shares have a pro rata (based on the number of shares held) preemptive right to subscribe for ordinary shares that we issue for cash, unless the general meeting of shareholders, or the board of directors (if either the general meeting of shareholders or the articles of association has delegated such power to the board of directors), limits or eliminates this right. In addition, the right of our shareholders to subscribe for ordinary shares pursuant to this preemptive right may be limited in certain circumstances. If the general meeting of shareholders delegates its authority to the board of directors for this purpose, then the board of directors will have the power to limit or eliminate the preemptive rights of shareholders. In the absence of this delegation, the general meeting of shareholders will have the power to limit or eliminate these rights. Such resolution requires the approval of a two-thirds majority of the votes cast in a general meeting of shareholders if less than 50% of our issued share capital is present or represented. Delegations of authority to the board of directors may remain in effect for up to five years and may be annually renewed for additional periods of up to five years. Pursuant to our articles of association, our board of directors is authorized to limit or eliminate the preemptive rights of shareholders until the fifth anniversary of the effectiveness of the new articles that will become effective on the closing of this offering, under the restrictions specified in the articles of association.

        These provisions apply equally to any issue by us of rights to subscribe for ordinary shares, including options and warrants other than pursuant to our Amended and Restated 2007 Share Option Plan.

        No obligation other than to pay up the nominal amount of a share may be imposed upon a shareholder against the shareholder's will, by amendment of the articles of association or otherwise.

  Repurchase of Shares

        We may acquire our shares, subject to applicable provisions of Dutch law and of our articles of association, to the extent:

  •
  our shareholders' equity, less the amount to be paid for the shares to be acquired, exceeds the sum of (i) our aggregate fully paid-up share capital plus (ii) any reserves required to be maintained by Dutch law or our articles of association; and

  •
  after the acquisition of shares, we and our subsidiaries would not hold, or hold as pledgees, shares having an aggregate par value that exceeds 50% of the par value of our issued share capital, as these amounts would be calculated under Dutch GAAP or IFRS, as the case may be.

        Our board of directors may direct the company to repurchase shares only if the general meeting of shareholders has authorized the board of directors to repurchase shares. This authorization may be given for a maximum period of 18 months and should contain the maximum number of shares to be repurchased and a price range. The authorization may be renewed annually. The general meeting of shareholders has authorized the board of directors until November 4, 2012 to repurchase a maximum of 20% of the issued share capital from time to time for a price equal to the average price of the shares over the three trading days prior to the repurchase date.

        We intend to regularly repurchase, for no consideration, any Class C shares that may be issued to the Yandex Conversion Foundation promptly upon the conversion of Class B shares, in which case the above requirements do not apply.

  Reduction of Share Capital

        At a general meeting of shareholders, our shareholders may vote to reduce the issued share capital by canceling shares held by us or by reducing the par value of our shares. In either case, this reduction would be subject to applicable statutory provisions and, if less than 50% of our issued share capital is present or represented, requires a two-thirds majority of the votes cast in a general meeting of shareholders. We intend to seek shareholder approval on a regular basis for the cancellation of any Class C shares that may be issued from time to time following their repurchase by us.

  Amendment of the Articles of Association

        Our articles of association may only be amended upon a proposal of our board of directors and following approval by a two-thirds majority of the votes cast at a general meeting of shareholders. In addition to such vote:

  •
  The approval of a three-fourths majority of the votes cast at a separate meeting of holders of Class A shares is required for any amendment that:

  •
  eliminates or affects the rights, including but not limited to the calculation of entitlement to any profits, of holders of Class A shares (including any change in the dividend or liquidation entitlement of the holders of Class B shares or Class C shares);

  •
  changes the transferability and conversion features of the Class B shares; or

  •
  increases the number of authorized Class B shares.

  •
  The approval of a three-fourths majority of the votes cast at a separate meeting of holders of preference shares is required for any amendment that changes the rights or obligations of the holders of preference shares, if any are outstanding. Our articles of association provide that the fact that we may be subject to the Strategic Companies Law because our subsidiary Yandex.Money holds an encryption license does not affect the rights of the priority shareholder. See "Risk

    Factors—Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party."

  •
  The approval of the holder of the priority share is required for any amendment that affects the rights of the holder of the priority share.

  Limitation on Right to Hold or Vote Shares

        In the event that a party or group of related parties accumulates shares that represent of 25% or more, in number or by voting power, of our issued shares without the approval of our board of directors, first, and then the holder of our priority share, such party or parties will not be entitled to vote any shares at or beyond the 25% threshold. Other than as provided for in our articles of association, relevant provisions of Dutch law do not currently impose any limitations on the right of holders of shares to hold or vote their shares. In particular, there are no limitations either under Dutch law or in our articles of association on the right of non-residents of the Netherlands to hold or vote their shares. See "—Accumulation of Material Shareholdings in Our Company."

  Share Certificates and Transfer

        Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer any or all of his or her Class A shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our Class B shares are subject to certain limitations on transferability. See "—Ordinary Shares—Transfer and Conversion of Ordinary Shares."

        Under Dutch law and our articles of association, any transfer of registered shares requires a written instrument of transfer and a written acknowledgment of that transfer by Yandex N.V., or by the registrar acting in its name. Except when Yandex N.V. is a party to the legal act, the rights attached to the shares may be exercised only after Yandex N.V., or the registrar acting in its name, has acknowledged the legal act or the written instrument has been served on Yandex N.V. in accordance with Dutch law.

  Exchange Controls

        Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

Priority Share

        We have authorized and outstanding one priority share with a nominal value of €1.00. Our articles of association provide that the priority share may only be held by a party that is specifically nominated by our board of directors for this purpose. The priority share is currently held by Sberbank.

        The key right vested in the priority share is the right to approve the accumulation by a single party, group of related parties or parties acting in concert, of shares that represent of 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together) if our board of directors has otherwise approved such accumulation of shares. In addition, any decision by our board of directors to transfer all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the priority shareholder. These rights of the priority shareholder would terminate if any law is adopted or amended in Russia that restricts the ownership by non-Russian parties of internet businesses.

        The holder of the priority share is entitled to cast one hundred votes in connection with any matter to be voted on by our shareholders in a general meeting but does not otherwise have any rights to influence operating decisions nor to appoint members of our board of directors. Any amendment to our articles of association that affects the rights of the holder of the priority share requires the prior approval of the holder of the priority share. Any transfer of the priority share is subject to prior approval of our board of directors, acting by simple majority. No rights of pre-emption apply in respect of the issuance of the priority share.

Preference Shares

        Our articles of association authorize a special class of preference shares. Under Dutch law and practice, the ability to issue preference shares is a common form of anti-takeover defense. Typically an option is granted to a Dutch foundation, with a majority of independent board members, allowing the foundation to acquire up to a number of preference shares that carry the same aggregate vote as all the company's issued and outstanding shares from time to time. Such a foundation is typically established with the stated purpose of safeguarding the interests of the company and all of its stakeholders by resisting to the best of its ability influences that might conflict with those interests by affecting the company's continuity, independence or identity. The preference shares issued to such foundation, if any, are typically repurchased or redeemed by the company once the hostile threat has passed.

        We have not established such a continuity foundation nor granted such an option. We may in the future decide to do so, and our board of directors would be able to do so without further action from our shareholders. We believe that the ability of our board of directors to grant such an option or otherwise issue preference shares from time to time could prevent, or at least delay, an attempt by a potential bidder to make a hostile takeover bid or other hostile situations and may help the company in evaluating its position in relation to a hostile situation and to seek alternatives.

        Our articles of association grant the board of directors the irrevocable authority for a period of five years to issue preference shares and grant rights to subscribe for preference shares up to our authorized share capital from time to time. This authority may be renewed by a resolution of the general meeting of shareholders for a subsequent period of up to five years.

Accumulation of Material Shareholdings in Our Company

        Our articles of association provide our board of directors and the holder of our priority share with rights to approve the accumulation of legal or beneficial stakes in our company that exceed certain thresholds. Our articles stipulate the consequences for shareholders who exceed the permitted shareholdings without obtaining proper prior approvals.

  Board of directors' right to approve accumulations of legal or beneficial ownership of 25% or more in our company

        Our board of directors has the right, acting by simple majority, to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of shares representing 25% or more, in number or voting power, of our outstanding Class A and Class B shares (taken together). If our board grants its approval of such share accumulation, the matter is then submitted to the holder of our priority share, which has a further right of approval of such accumulation of shares.

        Pursuant to our articles of association, any person seeking to acquire the legal or beneficial ownership of shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together) must notify our board of directors in writing setting forth the terms and conditions on which it seeks to acquire our shares, including the price to be paid, the identity of the transferring shareholder(s), a detailed description of the proposed acquirer, and a detailed description of the proposed acquirer's intentions with regard to its shareholding in our company.

  Priority shareholder rights, including right to approve accumulations of stakes in our company or the sale of our principal Russian operating subsidiary

        The priority share is currently held by Sberbank. Sberbank has the right to approve the accumulation by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of shares representing 25% or more, in number or by voting power, of our outstanding Class A and Class B shares (taken together) if our board of directors has otherwise approved such accumulation of shares.

        In addition, any decision by our board of directors to sell, transfer or otherwise dispose of, directly and indirectly, all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary, is subject to the prior approval of the priority shareholder. See "—Priority Share."

  Consequences of failing to comply with these provisions

        Any holding, transfer or acquisition by a party, group of related parties or parties acting in concert of the legal or beneficial ownership of Class B shares representing 25% or more of our outstanding Class A and Class B shares (taken together), in number or by voting power, without the prior approval of our board of directors, first, and then the priority shareholder, will be null and void. The holder of such Class A shares in excess of such limit is obliged to offer them to the board of directors within ten business days, and failing so, will be deemed to have offered them to our board of directors. The board of directors is authorized to sell and transfer such excess shares on behalf of such holder at their fair market value. The holder of excess shares will not be entitled to any of the dividend or voting rights attached to the excess shares during the period in which such holder holds the excess shares in contravention of the provisions of our articles of association. Our board of directors may nominate our company or another purchaser or purchasers to buy the excess shares for cash, or may arrange for the excess shares to be sold in the public market.

  Obligation to notify us of shareholdings that exceed certain thresholds

        Any shareholder who, either alone or acting with other parties, legally or beneficially acquires shares exceeding 5%, 10%, 15%, 20%, 25%, or 30% of our outstanding Class A and Class B shares (taken together), in number or by voting power, (or who holds shares on behalf of a beneficial owner who, to the knowledge of such shareholder, crosses such thresholds), must inform our board of directors within two business days of such fact. In addition, any shareholder who, either alone or acting with other parties, acquires the legal or beneficial ownership of shares representing 25% or more of our outstanding Class A and Class B shares (taken together), in number or by voting power, (or who holds shares on behalf of a beneficial owner who, to the knowledge of such shareholder, crosses such threshold), is required by our articles of association to inform our board of directors of the price or prices paid for such excess shares. Any shareholder who fails to comply with these notification requirements will not be entitled to any of the dividend or voting rights that are attached to any of our shares held by such shareholder.

        Our articles of association allow our board of directors to require any shareholder to provide written identification of any beneficial owner of shares that are registered in the name of such shareholder that exceed the above thresholds. Our board may require such proof as it deems reasonably necessary to verify the legal or beneficial ownership of such shares. The shareholder must provide this information to our board of directors within five business days.

        In addition to the restrictions on material shareholding provided for in our articles of association described above, material shareholdings of our shares by non-Russian parties may be limited by the Strategic Company Law. See "Risk Factors—Restrictions on foreign ownership imposed by Russian legislation may prevent a takeover of our company by a non-Russian party."

Corporate Governance

        We acknowledge the importance of good corporate governance. The Dutch Corporate Governance Code, or the Code, was released in 2003 and amended in 2009. The Code contains both principles and best practice provisions for management boards, supervisory boards, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The Code applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including the NASDAQ Global Market. Such companies are required under Dutch law to disclose in their Dutch annual reports filed in the Netherlands whether or not they comply with provisions of the Code and, if they do not comply with those provisions, to explain why they deviate from any such provision.

        The Code provides that if a company's general meeting of shareholders explicitly approves the company's corporate governance structure and policy and endorses the explanation for any deviation from the best practice provisions, such company will be deemed to have complied with the Code. We have not generally applied the provisions of the Code and, except as described under the heading "—Management—Corporate Governance Matters," we instead comply with the applicable corporate governance rules of the SEC and NASDAQ applicable to U.S. domestic issuers.

Differences in Corporate Law

        The following comparison between Dutch corporation law, which applies to us, and Delaware corporation law, the law under which many publicly listed corporations in the United States are incorporated, discusses additional matters not otherwise described in this prospectus. Although we believe this summary is materially accurate, the summary is subject to Dutch law, including Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code (see "—Corporate Governance") and Delaware corporation law, including the Delaware General Corporation Law.

  Corporate Governance

Duties of directors

        The Netherlands. In the Netherlands, a listed company typically has a two-tier board structure with a management board comprised of the executive directors and a supervisory board comprised of the non-executive directors. It is, however, also possible to have a single-tier board of directors, comprising both executive directors and non-executive directors. We have a single-tier board of directors.

        Under Dutch law the board of directors is collectively responsible for the policy and day-to-day management of the company. The non-executive directors have the task of supervising the executive directors and providing them with advice. Each director has a duty towards the company to properly perform the duties assigned to him or her. Furthermore, each board member has a duty to act in the corporate interest of the company. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied. Any board resolution regarding a significant change in the identity or character of the company requires shareholders' approval.

        Delaware. The board of directors bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. Delaware courts have decided that the directors of a Delaware corporation are required to exercise informed business judgment in the performance of their duties. Informed business judgment means that the directors have informed themselves of all material information reasonably available to them. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation. In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.

Director terms

        The Netherlands. Under Dutch law, a director of a listed company is generally appointed for an individual term of a maximum of four years. There is no limit in the number of consecutive terms a director may serve. Our articles of association provide that our directors will be appointed for individual terms of a maximum of three years, with no limit on the number of consecutive terms a director may serve. The members of our board of directors will serve staggered terms. Despite being elected for a specified term, a director may be removed at any time, with or without cause, by the general meeting of shareholders. Our articles of association provide that a resolution to this effect requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital.

        Delaware. The Delaware General Corporation Law generally provides for a one-year term for directors, but permits directorships to be divided into up to three classes with up to three-year terms, with the years for each class expiring in different years, if permitted by the certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders. A director elected to serve a term on a "classified" board may not be removed by stockholders without cause. There is no limit in the number of terms a director may serve.

Director vacancies

        The Netherlands. Under Dutch law, new members of the board of directors of a company such as ours are appointed by the general meeting of shareholders.

        Delaware. The Delaware General Corporation Law provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or bylaws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case any other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

Conflict-of-interest transactions

        The Netherlands. Our articles of association provide that a director may not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with our company. The Dutch Corporate Governance Code contains a number of best practice provisions as to conflicts of interest. Our articles of association provide that in the event that we have a conflict of interest with one or more members of the board of directors, we may still be represented by our executive directors. However, under Dutch law and our articles of association, the general meeting of shareholders, in the event of a conflict of interest, has the power at any time to designate one or more other persons to represent the company.

        Delaware. The Delaware General Corporation Law generally permits transactions involving a Delaware corporation and an interested director of that corporation if:

  •
  the material facts as to the director's relationship or interest are disclosed and a majority of disinterested directors consent,

  •
  the material facts are disclosed as to the director's relationship or interest and a majority of shares entitled to vote thereon consent, or

  •
  the transaction is fair to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

Proxy voting by directors

        The Netherlands. An absent director may issue a proxy for a specific board meeting but only to another director in writing.

        Delaware. A director of a Delaware corporation may not issue a proxy representing the director's voting rights as a director.

  Shareholder Rights

Voting rights

        The Netherlands. Under Dutch law, the voting rights of shares are based on their par value. All shareholder resolutions are taken by an absolute majority of the par value of votes cast, unless the articles of association or Dutch law prescribe otherwise. There is no required quorum under Dutch law for shareholder action at a properly convened shareholder meeting.

        If so resolved by the board of directors, shareholders as of the record date for a shareholders' meeting are entitled to vote at that meeting, and the record date established by the board of directors may not be set earlier than the 28th day before the meeting. There is no specific provision in Dutch law for adjournments.

        Delaware. Under the Delaware General Corporation Law, each stockholder is entitled to one vote per share of stock, unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting at all elections of directors of the corporation, or at elections held under specified circumstances. Either the certificate of incorporation or the bylaws may specify the number of shares and/or the amount of other securities that must be represented at a meeting in order to constitute a quorum, but in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

        Stockholders as of the record date for the meeting are entitled to vote at the meeting, and the board of directors may fix a record date that is no more than 60 nor less than 10 days before the date of the meeting, and if no record date is set then the record date is the close of business on the day next preceding the day on which notice is given, or if notice is waived then the record date is the close of business on the day next preceding the day on which the meeting is held. The determination of the stockholders of record entitled to notice or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the board of directors may fix a new record date for the adjourned meeting.

Shareholder proposals

        The Netherlands. Pursuant to our articles of association, extraordinary shareholders' meetings will be held as often as the board of directors deems necessary. Pursuant to our articles of association, shareholders and other persons entitled to attend such meetings who jointly represent at least 10% of the par value of our issued share capital may make a written request for a special meeting to the board or directors. Such written request must specify in detail the business to be considered. If our board of directors has not convened a meeting within six weeks of the request, the persons who have made the request are authorized to request the courts to convene the meeting themselves.

        The agenda for a meeting of shareholders must contain such items as the board of directors or the person or persons convening the meeting decide. The agenda shall also include such other items as one or more shareholders, representing at least 1% of the par value of our issued share capital or €50 million in aggregate market value may request in writing, at least 60 days before the date of the meeting, provided no significant interest of our company dictates otherwise.

        Given the disproportionate par value of our Class B shares, it will be difficult for the holders of our Class A shares to meet the required par value thresholds described above.

        Delaware. Delaware law does not specifically grant stockholders the right to bring business before an annual or special meeting. However, if a Delaware corporation is subject to the SEC's proxy rules, a stockholder who owns at least $2,000 in market value, or 1% of the corporation's securities entitled to vote, may propose a matter for a vote at an annual or special meeting in accordance with those rules.

Action by written consent

        The Netherlands. Under Dutch law, shareholders' resolutions may be adopted in writing without holding a meeting of shareholders, provided that, among other things, the resolution is adopted unanimously by all shareholders that are entitled to vote. For a listed company this method of adopting resolutions is, therefore, not feasible.

        Delaware. Although permitted by Delaware law, publicly listed companies do not typically permit stockholders of a corporation to take action by written consent.

Appraisal rights

        The Netherlands. Subject to certain exceptions, Dutch law does not recognize the concept of appraisal or dissenters' rights. See "—Differences in corporate law—Shareholder rights—Shareholder vote on certain reorganizations."

        Delaware. The Delaware General Corporation Law provides for stockholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the stockholder's shares, in connection with certain mergers and consolidations.

Shareholder suits

        The Netherlands. In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does, however, provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

        Delaware. Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a stockholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a stockholder not only at the time of the transaction that is the subject of the suit, but also throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Repurchase of shares

        The Netherlands. Under Dutch law, a company such as ours may not subscribe for newly issued shares in its own capital. Such company may, however, subject to certain restrictions of Dutch law and its articles of association, acquire shares in its own capital. We may acquire our own shares either without paying any consideration, or in the event any consideration must be paid only if (i) the shareholders' equity less the payment required to make the acquisition is not less than the sum of called and paid-up capital and any reserve required by Dutch law and our articles of association, (ii) we and our subsidiaries would not thereafter hold or hold as a pledgee shares with an aggregate par value exceeding 50% of the par value of our issued share capital, (iii) our articles of association permit such acquisition, which currently is the case, and (iv) the general meeting of shareholders has authorized the board of directors to do so, which authorization has been granted in respect of up to 20% of the issued share capital from time to time for the maximum period allowed under Dutch law and our articles of association, being 18 months. We intend to regularly repurchase, for no consideration, any Class C shares upon the conversion of Class B shares, in which case the above requirements do not apply.

        Delaware. Under the Delaware General Corporation Law, a corporation may purchase or redeem its own shares unless the capital of the corporation is impaired or the purchase or redemption would cause an impairment of the capital of the corporation. A Delaware corporation may, however, purchase or redeem out of capital any of its preferred shares or, if no preferred shares are outstanding, any of its own shares if such shares will be retired upon acquisition and the capital of the corporation will be reduced in accordance with specified limitations.

Anti-takeover provisions

        The Netherlands. Neither Dutch law nor our articles of association specifically prevent business combinations with interested shareholders. Under Dutch law various protective measures are possible and permissible, within the boundaries set by Dutch case law and Dutch law. We have adopted several provisions that may have the effect of making a takeover of our company more difficult or less attractive, including:

  •
  provisions allowing our board of directors and the holder of the priority share to approve the accumulation by any party, group of related parties or parties acting in concert of shares representing 25% or more, in number or by voting power of our outstanding Class A and Class B shares (taken together);

  •
  a provision which gives the holder of our priority share the right to approve the transfer of all or substantially all of our assets to one or more third parties in any transaction or series of related transactions, including the sale of our principal Russian operating subsidiary (see "—Priority Share", and "—Accumulation of Material Shareholdings in Our Company");

  •
  the provisions of the shareholders agreement among the holders of our existing shares (see "Related-Party Transactions—Shareholders Agreement");

  •
  our multiple-class share structure, with differential voting rights;

  •
  the staggered three-year terms of our directors, as a result of which not all of our directors will be subject to election in any one year;

  •
  a provision that our directors may only be removed by a two-thirds majority of votes cast representing at least 50% of our issued share capital;

  •
  the authorization of a class of preference shares that could be issued by our board of directors in such a manner as to dilute the interest of any potential acquirer (see "—Preference Shares");

  •
  requirements that certain matters, including an amendment of our articles of association, may only be brought to our shareholders for a vote upon a proposal by our board of directors;

  •
  minimum shareholding thresholds, based on par value, for shareholders to call general meetings of our shareholders or to add items to the agenda for those meetings, which will be difficult for Class A shareholders to meet given our multiple-class share structure; and

  •
  supermajority requirements for shareholder approval of certain significant corporate actions, including the legal merger or demerger of our company and the amendment of our articles of association.

        In the event of a hostile takeover bid, in general our board of directors reserves the right to use all powers available to it in the interest of our company and its stakeholders.

        Delaware. In addition to other aspects of Delaware law governing fiduciary duties of directors during a potential takeover, the Delaware General Corporation Law also contains a business combination statute that protects Delaware companies from hostile takeovers and from actions following the takeover by prohibiting some transactions once an acquirer has gained a significant holding in the corporation.

        Section 203 of the Delaware General Corporation Law prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder that beneficially owns 15% or more of a corporation's voting stock, within three years after the person becomes an interested stockholder, unless:

  •
  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transactions;

  •
  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including shares owned by persons who are directors and officers of interested stockholders and shares owned by specified employee benefit plans; or

  •
  after the person becomes an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least 66.67% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203 by a provision contained in the original certificate of incorporation of the corporation or an amendment to the original certificate of incorporation or to the bylaws of the company, which amendment must be approved by a majority of the shares entitled to vote and may not be further amended by the board of directors of the corporation. Such an amendment is not effective until twelve months following its adoption.

Inspection of books and records

        The Netherlands. The board of directors provides all information desired by the shareholders' meeting, but not to individual shareholders unless a significant interest of the company dictates otherwise. Our shareholders' register is available for inspection by the shareholders.

        Delaware. Under the Delaware General Corporation Law, any stockholder may inspect for any proper purpose the corporation's stock ledger, a list of its stockholders and its other books and records during the corporation's usual hours of business.

Removal of directors

        The Netherlands. Under Dutch law, the general meeting of shareholders has the authority to suspend or remove members of the board of directors at any time with or without cause. Our articles of association provide that a resolution to this effect requires a two-thirds majority of the votes cast representing at least 50% of our issued share capital.

        Delaware. Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, stockholders may effect such removal only for cause, or (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

Preemptive rights

        The Netherlands. Under Dutch law, in the event of an issuance of ordinary shares, each shareholder will have a pro rata preemptive right based on the number of ordinary shares held by such shareholder (with the exception of ordinary shares to be issued to employees or ordinary shares issued against a contribution other than in cash). Preemptive rights in respect of newly issued ordinary shares may be limited or excluded by the general meeting of shareholders or by the board of directors if so authorized by the general meeting of shareholders or by the articles of association for a period not exceeding five years.

        Our articles of association conform to Dutch law and authorize the general meeting of shareholders, or the board of directors, if so authorized by a resolution of the general meeting of shareholders or by the articles of association, to limit or exclude preemptive rights for holders of our ordinary shares for a period not exceeding five years. In order for such a resolution to be adopted, a majority of at least two-thirds of the votes cast in a general meeting of shareholders is required if less than half of the issued share capital is present or represented at the meeting. Our articles of association provide that the board of directors is authorized to limit or exclude the pre-emptive rights until the fifth anniversary of the effectiveness of the new articles that will become effective on the closing of this offering.

        Delaware. Under the Delaware General Corporation Law, stockholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Dividends

        The Netherlands. Dutch law provides that dividends may only be distributed after adoption of the statutory accounts by the general meeting of shareholders from which it appears that such dividend distribution is allowed. Moreover, dividends may be distributed only to the extent the shareholders' equity exceeds the sum of the amount of issued and paid-up capital and increased by reserves that must be maintained under the law or the articles of association. Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders' equity exceeds the amount of the issued and paid-up capital plus required legal reserves as described above as apparent from an (interim) financial statement. Interim dividends should be regarded as advances on the final dividend to be declared with respect to the financial year in which the interim dividends have been declared. Should it be determined after adoption of the annual accounts with respect to the relevant financial year, that the distribution was not permissible, the company may reclaim the paid interim dividends as unduly paid. Under Dutch law, the articles of association may prescribe that the board of directors decide what portion of the profits are to be held as reserves. Pursuant to our articles of association, our board of directors may reserve a portion of our annual profits. The portion of our annual profits that remains unreserved may be distributed as follows: Following payment of any preferential dividend on the preference shares (if in issue), on a pari passu basis on the issued priority share and Class A, Class B and Class C shares, provided that any dividend paid on the Class C shares will not exceed €0.01 per Class C share. On the proposal of our board of directors, the general meeting of shareholders may resolve that we make distributions out of our general share premium account or out of any other reserves available for distributions under Dutch law, not being a reserve that must be maintained under Dutch law or pursuant to our articles of association. Additionally, our articles of association provide that our board of directors has the right to declare an interim dividend without obtaining the approval of the general meeting of the shareholders. Moreover, our preference shares, if issued, will be entitled to receive preferential dividends, at a rate of 12-month EURIBOR plus 200 basis points on the amount paid thereon, prior and in preference to distributions in respect of our other shares. Dividends may be paid in the form of shares as well as in cash.

        Delaware. Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of common stock, property or cash.

Shareholder vote on certain reorganizations

        The Netherlands. Under our articles of association, the general meeting of shareholders may resolve by a two-thirds majority of the votes cast at a general meeting of shareholders, but only upon a proposal of the board of directors, that the company conclude a legal merger (juridische fusie) or a demerger (juridische splitsing). In addition, the general meeting of shareholders must approve resolutions of the board of directors concerning an important change in the identity or character of the company or its business, in any event including:

  •
  the transfer of the business or a substantial part thereof to a third party;

  •
  the entering into or termination of a long-term cooperation of the company or a subsidiary with a third party, if this cooperation or the termination thereof is of far-reaching significance for the company; and

  •
  the acquiring or disposing of an interest in the share capital of a company with a value of at least one-third of the company's assets according to the most recent annual accounts.

        Under Dutch law, a shareholder who owns shares representing at least 95% of the par value of a company's issued capital may institute proceedings against the company's other shareholders jointly for the transfer of their shares to that shareholder. The proceedings are held before the Enterprise Chamber (Ondernemingskamer), which may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of experts who will offer an opinion to the Enterprise Chamber on the value of the shares.

        Delaware. Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

        Under the Delaware General Corporation Law, no vote of the stockholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (i) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (ii) the shares of stock of the surviving corporation are not changed in the merger and (iii) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the effective date of the merger. In addition, stockholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the stockholders will be entitled to appraisal rights.

Compensation of the board of directors

        The Netherlands. Under Dutch law, the shareholders must adopt the compensation policy for the board of directors, which includes the outlines of the compensation of any members of our senior management who also serve on our board of directors. Additionally, our articles of association provide that our board of directors may decide the compensation of the members of our board of directors without obtaining the approval of the general meeting of the shareholders.

        Delaware. Under the Delaware General Corporation Law, the stockholders do not generally have the right to approve the compensation policy for directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to stockholder vote due to the provisions of U.S. federal securities and tax law.

History of Securities Issuances

        The following is a summary of our securities issuances during the past three years:

        In June and July 2008, we issued an aggregate of 87,696 restricted ordinary shares for $0.01 per share to certain of our employees who were the founders of MoiKrug.

        In October 2008, as part of a share reorganization which had the effect of 28-for-one share split of our ordinary shares, we issued 3,014,426,205 ordinary shares to our existing shareholders on a pro rata basis.

        In December 2008, we issued an aggregate of 115,948 Class A shares to certain of our employees upon the exercise of their share options, an aggregate of 77,000 of which were issued for $2.16 per share and an aggregate of 38,948 of which were issued at $2.74 per share.

        In February 2009 and September 2009, we issued an aggregate of 112,000 restricted Class B shares at a fair value of $4.56 per share to shareholders of Smilink LLC upon our acquisition of Smilink, for which we received payment of the nominal value of €0.10 per share. Although these shares were issued as restricted securities, the restrictions have now lapsed.

        In August 2009, we issued an aggregate of 1,075,000 Class A shares to certain of our employees upon the exercise of their share options, an aggregate of 957,000 of which were issued at $0.83 per share; an aggregate of 44,500 of which were issued at $2.16 per share; and an aggregate of 73,500 of which were issued at $2.74 per share.

        In September 2009, we issued one priority share to Sberbank at its nominal value of €1.00.

        In May 2010, we issued 7,500 Class A shares to an employee upon the exercise of his share options for $3.43 per share.

        All of these issuances were made either outside the United States pursuant to Regulation S under the Securities Act or to persons in the United States in reliance on Section 4(2) or Rule 701 of the Securities Act.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have outstanding            ordinary shares. All of the Class A shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial numbers of our Class A shares in the public market could adversely affect prevailing market prices of our Class A shares. Prior to this offering, there has been no public market for our shares, and while application has been made for the Class A shares to be quoted on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the Class A shares. Our Class B and Class C shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our Class B shares. Given the limited purpose for which the Class C shares will be outstanding from time to time, no trading market will develop for our Class C shares.

Rule 144

        In general, under Rule 144 of the Securities Act (as currently in effect), beginning 90 days after the date of this prospectus, an "affiliate" who has beneficially owned our shares for a period of at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding shares, or approximately            shares immediately after this offering, or the average weekly trading volume of our shares on the NASDAQ Global Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice and availability of current public information about us.

        Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such Class A shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

        Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Arrangements

        For a description of the lock-up arrangements that we and our shareholders have entered into in connection with this offering, see "Underwriting."

TAXATION

Taxation in the Netherlands

  General

        The information set out below is a general summary of the material Dutch tax consequences in connection with the acquisition, ownership and transfer of our Class A shares. The summary does not purport to be a comprehensive description of all the Dutch tax considerations that may be relevant for a particular holder of our Class A shares, who may be subject to special tax treatment under any applicable law, and this summary is not intended to be applicable in respect of all categories of holders of the Class A shares. In particular, this summary is not applicable in respect of any holder who is, is deemed to be or is treated as a resident of the Netherlands for Dutch tax purposes.

        The summary is based upon the tax laws of the Netherlands as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the Netherlands and its taxing and other authorities available on or before such date and now in effect. All of the foregoing is subject to change, which could apply retroactively and could affect the continuing validity of this summary. As this is a general summary, we recommend that investors or shareholders consult with their own tax advisors as to the Dutch or other tax consequences of the acquisition, ownership and transfer of our Class A shares, including, in particular, the application to their particular situations of the tax considerations discussed below.

        The following summary does not address the tax consequences arising in any jurisdiction other than the Netherlands in connection with the acquisition, ownership and transfer of our Class A shares.

        Our company currently takes the view that it is a resident of the Netherlands for tax purposes, including for purposes of tax treaties concluded by the Netherlands, and this summary so assumes. This summary further assumes that the holders of Class A shares will be treated for Dutch tax purposes as the absolute beneficial owners of those Class A shares and any dividends (as defined below) received or realized with respect to such shares.

  Dividend Withholding Tax

General

        We do not describe the Dutch tax consequences for a holder of our Class A shares who benefits from the participation exemption, as set out in the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969), regarding the dividends received on the Class A shares.

        Dividends paid on the Class A shares to a holder of such shares are generally subject to Dutch dividend withholding tax at a rate of 15%. The term "dividends" for this purpose includes, but is not limited to:

  •
  distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds, proceeds of redemption of shares or, generally, consideration for the repurchase of shares in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

  •
  the par value of shares issued to a shareholder or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution to the capital recognized for Dutch dividend withholding tax purposes was made or will be made; and

  •
  partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), within the meaning of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting 1965), unless the general meeting of our shareholders has resolved in advance to make such a repayment and provided that the par value of the shares concerned has been reduced by a corresponding amount by way of an amendment of our Articles of Association.

        Generally we are responsible for the withholding of taxes at source and the remittance of the amounts withheld to the Dutch tax authorities; the dividend withholding tax will not be for our account.

        If we have received a profit distribution from a foreign subsidiary located (a) in a jurisdiction with which the Netherlands has concluded a treaty for the avoidance of double taxation or (b) in the BES islands, Aruba, Bonaire or Curacao, in which subsidiary we hold at least 25% of the nominal paid-up capital or if the relevant tax treaty therein provides, we hold at least 25% of the voting rights, which distribution is exempt from Dutch corporate income tax and has been subject to a foreign withholding tax of at least 5%, we are not required to transfer to the Dutch tax authorities the full amount of Dutch dividend withholding tax in respect of dividends distributed by our company. The amount that does not have to be transferred to the Dutch tax authorities can generally not exceed the lesser of (i) 3% of the portion of the dividends distributed by our company that is subject to Dutch dividend withholding tax and (ii) 3% of the profit distributions our company received from qualifying foreign subsidiaries in the calendar year in which our company distributes the dividends (up to the moment of such dividend distribution) and the two previous calendar years; further limitations and conditions apply. The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, but does not reduce the amount of tax we are required to withhold from dividends paid to a holder of our Class A shares. Upon request, a holder of our Class A shares will be notified by our company of the amount of the Dutch withholding tax that was retained by the Company.

Non-residents of the Netherlands (including but not limited to U.S. holders)

        The following is a description of the material Dutch tax consequences to a holder of Class A shares who is not treated as a resident of the Netherlands for purposes of Dutch taxation (a "Non-Resident of the Netherlands") and who is considered to be a resident of Aruba, Curacao or St. Martin under the provisions of the Tax Convention for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk), or who is considered to be a resident of a country other than the Netherlands under the provisions of a double taxation convention the Netherlands has concluded with such country. Such holder may, depending on the terms of and subject to compliance with the procedures for claiming benefits under the Tax Convention for the Kingdom of the Netherlands or such double taxation convention, be eligible for a full or partial exemption from or a reduction or refund of Dutch dividend withholding tax. In addition, subject to certain conditions and based on Dutch legislation implementing the EU Parent Subsidiary Directive (Directive 90/435/EEG, as amended) an exemption from Dutch dividend withholding tax may apply to dividends distributed to certain qualifying entities that are resident in another EU Member State or in a by Ministerial Decree appointed State of the EEA, if such entity holds 5% or more of our share capital. Further, entities that are resident in another EU Member State or in a by Ministerial Decree appointed State of the EEA, and that are not subject to tax on their profits in such State in principle have the possibility to obtain a full refund of Dutch dividend withholding tax, provided such entities would also not have been subject to Dutch corporate income tax if they would have been resident within the Netherlands and provided that such entities are not similar to tax exempt investment institutions or fiscal investment institutions as referred to in the Dutch Corporate Income Tax Act 1969.

        A holder of Class A shares who is considered to be a resident of the United States ("U.S. holder") under the 1992 Double Taxation Treaty between the United States and the Netherlands, as amended most recently by the Protocol signed March 8, 2004 (the "Treaty"), who is liable to U.S. income tax and who is entitled to the benefits of the Treaty—pursuant to article 26 of such Treaty—with respect to the income and capital gains in respect of the Class A shares, may under certain circumstances be entitled to a reduction of Dutch withholding tax, either by way of a full or partial exemption at source or by way of a full or partial refund, as follows:

  •
  if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty, or an exempt organization as described in article 36 of the Treaty which holds 80% or less of our share capital and certain other conditions are met, the U.S. holder will be exempt from Dutch dividend withholding tax;

  •
  if the U.S. holder is a company which holds directly at least 80% of the voting power in our company for at least one year uninterruptedly and certain other conditions are met, the U.S. holder will be exempt from Dutch dividend withholding tax; and

  •
  if the U.S. holder is a company which holds directly at least 10% of the voting power in our company and certain other conditions are met, the U.S. holder will be subject to Dutch dividend withholding tax at a rate not exceeding 5%.

  •
  In all other cases, the U.S. holder will be subject to Dutch dividend withholding tax at the statutory rate of 15%.

        With respect to portfolio dividends, U.S. holders that are an exempt pension trust or an exempt organization as described in articles 35 and 36, respectively, of the Treaty qualifying for a reduction of Dutch withholding tax may generally claim (i) in the case of an exempt pension trust full exemption at source by timely filing a completed copy of form IB 96 USA signed by the U.S. holder accompanied with U.S. form 6166 (as issued by the U.S. Internal Revenue Service) or (ii) in the case of either an exempt pension trust or an exempt organization a full refund by filing through the withholding agent as mentioned in article 9 of the Dutch Dividend Withholding Tax Act 1965 a completed copy of one of the following forms signed by the U.S. holder within three years after the end of the calendar year in which the withholding tax was levied:

  •
  if the U.S. holder is an exempt pension trust as described in article 35 of the Treaty: Form IB 96 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service; and

  •
  if the U.S. holder is an exempt organization as described in article 36 of the Treaty: Form IB 95 USA accompanied with U.S. Form 6166 as issued by the U.S. Internal Revenue Service.

  Taxes on Income and Capital Gains

General

        The description of taxation set out in this section of this prospectus is not intended for any holder of Class A shares who is:

  •
  an individual for whom the income or capital gains derived from the Class A shares are attributable to employment activities the income from which is taxable in the Netherlands; or

  •
  an individual who holds, or is deemed to hold, a Substantial Interest (aanmerkelijk belang) in our company (as defined below); or

  •
  an entity for which the income and/or capital gains derived in respect of the Class A shares are exempt under the participation exemption as set out in the Dutch Corporate Income Tax Act 1969.

        Generally, a holder of Class A shares will have a substantial interest in our company ("Substantial Interest") if he holds, alone or together with his partner, or pursuant to article 2.14a of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of, or certain other rights over, profit participating certificates that relate to 5% or more of the annual profit and/or to 5% or more of our liquidation proceeds. A holder of Class A shares will also have a Substantial Interest in our company if certain relatives of that holder or of his partner have a Substantial Interest in our company. If a holder of Class A shares does not have a Substantial Interest, a deemed Substantial Interest will be present if (part of) a Substantial Interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Please note that under Dutch tax law an individual is considered as a holder of Shares if he/she is deemed to hold an interest in the Shares pursuant to the attribution rules of article 2.14a of the Dutch Income Tax Act 2001, with respect to property that has been segregated, for instance in a trust or a foundation.

Non-residents of the Netherlands (including, but not limited to, U.S. holders)

        A Non-Resident of the Netherlands who holds Class A shares is generally not subject to Dutch income or corporate income tax (other than dividend withholding tax described above) on the income and capital gains derived from the Class A shares, provided that:

  •
  such Non-Resident of the Netherlands does not derive profits from an enterprise or deemed enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands or effectively managed in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the Class A shares are attributable or deemed attributable;

  •
  in the case of a Non-Resident of the Netherlands which is an entity, such entity does not have a Substantial Interest or deemed Substantial Interest in our company, or if such holder does have such Substantial Interest, it forms part of the assets of an enterprise;

  •
  in the case of a Non-Resident of the Netherlands who is an individual, such individual (a) does not carry out any activities in the Netherlands with respect to the Class A shares that exceed ordinary active asset management (normaal vermogensbeheer), (b) holds the Class A shares, directly or indirectly, and any benefits to be derived from such Class A shares are not intended as remuneration for activities performed by a holder of Class A shares or by a person connected to such holder as meant by article 3.92b paragraph 5 of the Dutch Income Tax Act 2001 and (c) does not derive income or capital gains from the Class A shares that are taxable as benefits from "other miscellaneous activities" in the Netherlands (resultaat uit overige werkzaamheden in Nederland) ; and

  •
  such Non-Resident is neither entitled to a share in the profits of an enterprise nor co-entitled to the net worth of such enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the Class A shares or payments in respect of the Class A shares are attributable.

        A U.S. holder that is entitled to the benefits of the Treaty and whose Class A shares are not attributable to a Dutch enterprise or deemed enterprise, will generally not be subject to Netherlands taxes on any capital gain realized on the disposal of such Class A shares.

  Gift, Estate or Inheritance Taxes

        No Dutch gift, estate or inheritance taxes will arise on the transfer of Class A shares by way of a gift by, or on the death of, a holder of Class A shares who is neither resident nor deemed to be resident in the Netherlands, unless in the case of a gift of the Class A shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

        For purposes of Dutch gift, estate and inheritance taxes, an individual who holds the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his or her death. Additionally, for purposes of Dutch gift tax, an individual not holding the Dutch nationality will be deemed to be resident in the Netherlands if he or she has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.

  Value-Added Tax

        There is no Dutch value-added tax payable in respect of payments in consideration for the initial public offering and sale of the Class A shares (other than value added taxes on fees payable in respect of services not exempt from Dutch value added tax).

  Other Taxes and Duties

        There is no Dutch registration tax, capital tax, customs duty, stamp duty or any other similar documentary tax or duty other than court fees payable in the Netherlands by a holder of Class A shares in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of the Netherlands) of the Class A shares.

  Residence

        A holder of Class A shares will not become or be deemed to become a resident of the Netherlands solely by reason of holding the Class A shares.

Taxation in the United States

        The following summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A shares is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our Class A shares. This summary is based on current provisions of the Code, existing, final, temporary and proposed United States Treasury Regulations, administrative rulings and judicial decisions, in each case as available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        This section summarizes the material U.S. federal income tax consequences to U.S. holders, as defined below, of Class A shares. This summary addresses only the U.S. federal income tax considerations for U.S. holders that acquire the Class A shares at their original issuance and hold the Class A shares as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. Each prospective investor should consult a professional tax advisor with respect to the tax consequences of an investment in the Class A shares. This summary does not address tax considerations applicable to a holder of Class A shares that may be subject to special tax rules including, without limitation, the following:

  •
  certain financial institutions;

  •
  insurance companies;

  •
  dealers or traders in securities, currencies, or notional principal contracts;

  •
  tax-exempt entities;

  •
  regulated investment companies;

  •
  persons that will hold the Class A shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position;

  •
  persons who hold the Class A shares through partnerships or certain other pass-through entities;

  •
  holders that own (or are deemed to own) 10% or more of our voting shares; and

  •
  holders that have a "functional currency" other than the U.S. dollar.

        Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in entities that own our Class A shares. In addition, this discussion does not consider the U.S. tax consequences to non-U.S. holders of Class A shares.

        For the purposes of this summary, a "U.S. holder" is a beneficial owner of Class A shares that is, for U.S. federal income tax purposes:

  •
  an individual who is either a citizen or resident of the United States;

  •
  a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        If a partnership holds Class A shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners of partnerships holding Class A shares should consult their tax advisor.

        We will not seek a ruling from the U.S. Internal Revenue Service ("IRS") with regard to the U.S. federal income tax treatment of an investment in our Class A shares, and we cannot assure you that that the IRS will agree with the conclusions set forth below.

        Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the Class A shares.

        Distributions.    Subject to the discussion under "Passive Foreign Investment Company Considerations" below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a U.S. holder with respect to Class A shares will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Class A shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as capital gain from the sale or exchange of property. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations.

        Under the Code, qualified dividends received by non-corporate U.S. holders (i.e., individuals and certain trusts and estates) currently are subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" to such non-corporate U.S. holders that meet the applicable requirements, including a minimum holding period (generally, at least 61 days during the 121-day period beginning 60 days before the ex-dividend date). We expect to be considered a qualified foreign corporation under the Code. Accordingly, dividends paid by us to non-corporate U.S. holders with respect to shares that meet the minimum holding period and other requirements are expected to be treated as "qualified dividend income." However, the reduced tax rate for qualified dividend income is scheduled to expire on December 31, 2012, unless further extended by Congress. In addition, dividends paid by us will not qualify for the 15% U.S. federal income tax rate if we are treated, for the tax year in which the dividends are paid or the preceding tax year, as a "passive foreign investment company" for U.S. federal income tax purposes, as discussed below. Each prospective non-corporate investor should consult its own tax advisor regarding the qualified dividend income rules.

        Dividends received by a U.S. holder with respect to Class A shares generally will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to applicable conditions and limitations, and subject to the discussion in the next paragraph, any Dutch income tax withheld on dividends may be deducted from taxable income or credited against a U.S. holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive category income" (but, in the case of some U.S. holders, may constitute "general category income"). Each prospective investor should consult its own tax advisor regarding the availability of U.S. foreign tax credits.

        Upon making a distribution to shareholders, we may be permitted to retain a portion of the amounts withheld as Dutch dividend withholding tax. See "—Taxation in the Netherlands—Dividend Withholding Tax—General." The amount of Dutch withholding tax that we may retain reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities but does not reduce the amount of tax we are required to withhold from dividends paid to U.S. holders. In these circumstances, it is likely that the portion of dividend withholding tax that we are not required to pay to the Dutch tax authorities with respect to dividends distributed to U.S. holders would not qualify as a creditable tax for U.S. foreign tax credit purposes. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes.

        Sale or other disposition of Class A shares.    A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of Class A shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Class A shares. Subject to the discussion under "Passive Foreign Investment Company Considerations" below, this gain or loss will generally be a capital gain or loss and will generally be treated as from sources within the United States. Capital gain or loss will be long-term capital gain or loss if the U.S. holder held the Class A shares for more than one year at the time of the sale or exchange. Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the Class A shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

        Medicare Tax.    Recently enacted legislation will impose an additional 3.8% tax on the net investment income (which includes taxable dividends and net capital gains) received by U.S. holders that are individuals, trusts or estates in taxable years beginning after December 31, 2012.

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying the applicable look-through rules, either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. We believe that we were not a PFIC for the 2010 taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. Our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our Class A shares, which is likely to fluctuate after the offering (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we were a PFIC for any taxable year during which a U.S. holder held Class A shares, gain recognized by the U.S. holder on a sale or other disposition (including a pledge) of the Class A shares would be allocated ratably over the U.S. holder's holding period for the Class A shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for that taxable year. Similar rules would apply to the extent any distribution in respect of Class A shares exceeds 125% of the average of the annual distributions on Class A shares received by a U.S. holder during the preceding three years or the holder's holding period, whichever is shorter. Elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the Class A shares. In addition, if we are considered a PFIC for the current taxable year or any future taxable year, U.S. holders may be required to file annual information returns for such year, whether or not the U.S. holder disposed of any Class A shares or received any distributions in respect of Class A shares during such year. Investors should consult their own tax advisors with respect to any PFIC considerations.

        Backup Withholding and Information Reporting.    U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A shares and on the proceeds from the sale, exchange or disposition of Class A shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an "exempt recipient." In addition, U.S. holders may be subject to backup withholding (currently at 28%) on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. U.S. holders are urged to consult their own tax advisors regarding the imposition of backup withholding and information reporting with respect to investments in our Class A shares.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of Class A shares indicated below:

Name	Number of Class A Shares
Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Piper Jaffray & Co.
Pacific Crest Securities LLC

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the Class A shares subject to their acceptance of the shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the Class A shares covered by the underwriters' option to purchase additional Class A shares described below.

        The underwriters initially propose to offer part of the Class A shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers (which may include the underwriters, at such offering price less a selling concession not in excess of $            per Class A share). After the initial offering of the Class A shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the Class A shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional             Class A shares and            Class A shares, respectively, at the public offering price listed on the cover page of this prospectus, less underwriting discounts, commissions and any dividends declared by the Company and payable on the Class A shares offered as described above but not the additional Class A shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A shares as the number listed next to the underwriter's name in the preceding table bears to the total number of Class A shares listed next to the names of all underwriters in the preceding table.

        The following table shows the per Class A share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

Total
	Per Class A Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting, printing costs and various other fees associated with registering and listing our Class A shares. The underwriters have agreed to reimburse the Company for $            of expenses in connection with the offering.

        The underwriters have informed us that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of Class A shares offered by them.

        Our Class A shares have been approved for listing on the NASDAQ Global Market under the trading symbol "YNDX."

        We, the selling shareholders and our directors, executive officers and certain other shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, acting with the written agreement of Deutsche Bank Securities Inc. and Goldman, Sachs & Co., on behalf of the underwriters, we and they will not, during the respective periods described below:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) or any other securities so owned convertible into or exercisable or exchangeable for shares;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or any other securities convertible into or exercisable or exchangeable for shares; or

  •
  in the case of us and the selling shareholders, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for shares;

whether any such transaction described above is to be settled by delivery of shares or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Morgan Stanley & Co. Incorporated, acting with the written agreement of Deutsche Bank Securities Inc. and Goldman, Sachs & Co., on behalf of the underwriters, it will not, during the respective periods described below, make any demand for, or exercise any right with respect to, the registration of any shares or any security convertible into or exercisable or exchangeable for shares.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of Class A shares to the underwriters;

  •
  the issuance by us of shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by a selling shareholder, a director, officer and certain other shareholders relating to shares or other securities acquired in open market transactions after the completion of this offering, provided that no filing under the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of shares or other securities acquired in such open market transactions;

  •
  transfers by a selling shareholder, a director, officer and certain other shareholders of shares or any securities convertible into or exercisable or exchangeable for shares as a bona fide gift;

  •
  in the case of a shareholder which is a corporation, partnership or other business entity, distributions of shares or any security convertible into or exercisable or exchangeable for shares to limited partners or stockholders, as applicable of the director, officer or shareholder;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares, provided that such plan does not provide for the transfer of shares during the applicable restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of us, the selling shareholders, directors, executive officers or other shareholders;

provided that in the case of any transfer or distribution pursuant to the fourth and fifth bullets above, each donee or distributee shall sign and deliver a copy of the lock-up agreement and no filing under the Exchange Act, reporting a reduction in beneficial ownership of shares, shall be required or shall be made voluntarily during the restricted period.

        In addition, the restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the restricted period we issue an earnings release or a material news event relating to us occurs, or

  •
  prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period,

        in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        The lock-up periods during which the foregoing restrictions apply are as follows: in the case of the Company, 180 days from the date of this prospectus; in the case of Arkady Volozh, one year from the date of this prospectus in respect of one-half of the shares he holds immediately following this offering, and two years from the date of this prospectus in respect of the other one-half of the shares he holds immediately following this offering; in the case of Ilya Segalovich, one year from the date of this prospectus; and in the case of all other employees and all other shareholders, 180 days from the date of this prospectus.

        In order to facilitate the offering of the Class A shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional Class A shares. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the option to purchase additional Class A shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A shares in the open market to stabilize the price of the Class A shares. These activities may raise or maintain the market price of the Class A shares above independent market levels or prevent or retard a decline in the market price of the Class A shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or contribute to payments the underwriters may be required to make in respect thereof.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of Class A shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. From time to time, certain of the underwriters and their affiliates have performed, and may in the future perform, various financial advisory, commercial banking, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our Class A shares. The initial public offering price was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A shares in any jurisdiction where action for that purpose is required. Accordingly, the Class A shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of Class A shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Class A shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Class A shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Class A shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A shares to be offered so as to enable an investor to decide to purchase any Class A shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

  Russian Federation

        This prospectus is only being distributed in Russia to "qualified investors" (as defined by the Russian Securities Law). The information in this prospectus may not be passed on to third parties or otherwise made publicly available in the Russian Federation. The Class A shares to which this prospectus relates and this prospectus itself have not been and will not be registered with the Russian Federal Service for Financial Markets and are not intended for placement or public circulation in the Russian Federation. The Class A shares will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

LEGAL MATTERS

        Legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, London, England. Certain legal matters with respect to Dutch law in connection with the validity of the shares being offered by this prospectus and other legal matters will be passed upon for us by Van Doorne N.V., Amsterdam, the Netherlands. Certain matters with respect to Russian law in connection with this offering will be passed upon for us by Laseta Partners, Moscow, Russia. Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts, has provided an opinion as to matters of U.S. federal income tax. Van Doorne N.V. has provided an opinion as to matters of Dutch income tax. Certain legal matters with respect to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, London, England. Certain matters with respect to Russian law in connection with this offering will be passed upon for the underwriters by ALRUD, Moscow, Russia. Certain legal matters with respect to Dutch law in connection with this offering will be passed upon for the underwriters by Stibbe N.V., Amsterdam, the Netherlands.

        The summary in "Enforceability of civil liabilities" with respect to the enforceability of civil liabilities against us in a Dutch court is based on the opinion of Van Doorne N.V., a Dutch law firm, and, with respect to the enforceability of civil liabilities against us in a Russian court, is based on the opinion of Laseta Partners, a Russian law firm. The offices of Van Doorne N.V. are located at Jachthavenweg 121, 1081 KM Amsterdam, P.O. Box 75265, 1070 AG Amsterdam, the Netherlands. The offices of Laseta Partners are located at 10, bld. 2A, Bolshoy Savvinsky Per., Moscow, Russia, 119435, Russian Federation.

EXPERTS

        The consolidated financial statements as of December 31, 2009 and 2010, and for each of the three years in the period ended December 31, 2010, included in this prospectus have been audited by ZAO Deloitte & Touche CIS, an independent registered public accounting firm, as stated in their report appearing herein (which report includes an unqualified opinion and also comprehended the translations of Russian ruble amounts into U.S. dollar amounts presented solely for the convenience of the readers in the United States of America). Such statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        Yandex N.V. is incorporated under the laws of the Netherlands. Substantially all of our business is conducted, and substantially all of our assets are located, in Russia. Most of our directors and the experts named in this prospectus are residents of, and most of their assets are located in, jurisdictions outside the United States. As a result, it may be difficult for you to serve process on us or these persons within the United States or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of U.S. securities laws. In addition, it is not clear whether a Dutch or Russian court would impose civil liability on us, members of our board or any of the experts named in this prospectus in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands or Russia, as the case may be.

        As there is no treaty on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Netherlands and between the United States and Russia, courts in the Netherlands and Russia will not automatically recognize and enforce a final judgment rendered by a U.S. court. In order to obtain a judgment enforceable in the Netherlands or Russia, claimants must litigate the relevant claim again before a Dutch or Russian court of competent jurisdiction, as applicable. Under current practice, however, a Dutch court will generally uphold and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

  •
  the jurisdiction of the United States court has been based on grounds that are internationally acceptable;

  •
  the final judgment results from proceedings compatible with Dutch concepts of due process;

  •
  the final judgment does not contravene public policy of the Netherlands; and

  •
  the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

        If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

        Russian courts do not generally observe a similar practice regarding recognition of judgments. Recently, however, the Supreme Arbitration Court upheld the judgment of a Dutch court and enforced an award made by a Dutch court without requiring the parties to litigate again on the merits. However, this ruling cannot be taken as a precedent that will be followed in future. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

        Shareholders may originate actions in either Russia or the Netherlands based upon either applicable Russian or Dutch laws, as the case may be.

        In the event a third party is liable to a Dutch company, only the company itself can bring a civil action against that party. The individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach—often on the basis of such declaratory judgment—a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act, including relevant exhibits and schedules, with respect to the Class A shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits for further information with respect to us and our shares. Some of these exhibits consist of documents or contracts that are described in this prospectus in summary form. You should read the entire document or contract for the complete terms. You may read and copy the registration statement and its exhibits at the SEC's Public Reference Room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov, from which you can electronically access the registration statement and its exhibits.

        After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC not later than 45 days after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F not later than 90 days after the end of our fiscal year. In addition, our "insiders" are not subject to the SEC's rules that prohibit short-swing trading. Our annual consolidated financial statements will be prepared in U.S. GAAP and certified by an independent public accounting firm.

        We also maintain an internet website at www.yandex.ru. Information contained in or connected to our website is not a part of this prospectus.

YANDEX N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Yandex N.V.:

        We have audited the accompanying consolidated balance sheets of Yandex N.V. and subsidiaries (together the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of income, cash flows, shareholders' equity and comprehensive income for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included a consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yandex N.V. and subsidiaries as of December 31, 2009 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

        Our audits also comprehended the translation of Russian ruble amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ ZAO Deloitte & Touche CIS

Moscow, Russia
March 30, 2011 (April 28, 2011 as to the convenience translation described in Note 2)

YANDEX N.V.

CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles ("RUR") and U.S. dollars ("$"), except share and per share data)

		As of December 31,
	Notes	2009	2010	2010
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	2	2,405	3,371	118.6
Term deposits	4	1,897	3,361	118.2
Accounts receivable, net	5	361	798	28.1
Funds receivable, net	5	47	49	1.7
Prepaid expenses		661	393	13.8
Deferred tax assets	10	52	27	1.0
Other current assets		101	196	6.9

Total current assets		5,524	8,195	288.3
Property and equipment, net	6	1,931	2,983	104.9
Intangible assets, net	7	63	129	4.5
Goodwill	8	597	662	23.3
Long-term prepaid expenses		290	275	9.7
Term deposits		—	213	7.5
Investments in affiliates	14	—	92	3.2
Deferred tax assets	10	10	16	0.6
Other non-current assets		31	52	1.8

TOTAL ASSETS		8,446	12,617	443.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9	528	979	34.4
Taxes payable		374	582	20.5
Deferred revenue		385	550	19.3
Funds payable and amounts due to customers		563	826	29.1

Total current liabilities		1,850	2,937	103.3
Deferred tax liabilities	10	47	50	1.8
Other accrued liabilities	10	13	15	0.5

Total liabilities		1,910	3,002	105.6
Commitments and contingencies	15
Shareholders' equity:
Priority share: €1 par value; nil and 1 share authorized, issued and outstanding, respectively	12	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A 4,539,525,900, Class B 302,635,060 and Class C 302,635,060); shares issued (Class A 27,752,073 and 30,058,714, Class B 276,069,997 and 273,764,304, and Class C 26,528,925 and 2,299,141 respectively); shares outstanding (Class A 27,752,073 and 30,051,214, Class B 276,063,445 and 273,764,304, and Class C nil and nil, respectively)	12	981	972	34.2
Additional paid-in capital		296	467	16.4
Accumulated other comprehensive income		137	148	5.2
Retained earnings		5,122	8,028	282.4

Total shareholders' equity		6,536	9,615	338.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,446	12,617	443.8

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Year ended December 31,
	Notes	2008	2009	2010	2010
		RUR	RUR	RUR	$
Revenues	2	7,649	8,729	12,500	439.7
Operating costs and expenses:
Cost of revenues(1)		1,701	2,086	2,585	90.9
Product development(1)		1,013	1,619	2,073	72.9
Sales, general and administrative(1)		1,250	1,474	1,838	64.7
Depreciation and amortization		600	912	1,181	41.5

Total operating costs and expenses		4,564	6,091	7,677	270.0

Income from operations		3,085	2,638	4,823	169.7
Interest income		86	67	156	5.5
Other income/(expense), net		208	(23)	24	0.8

Net income before income taxes		3,379	2,682	5,003	176.0
Provision for income taxes	10	947	672	1,186	41.7

Net income		2,432	2,010	3,817	134.3

Net income per Class A and Class B share:
Basic	3	8.04	6.63	12.56	0.44

Diluted	3	7.93	6.52	12.37	0.44

Weighted average number of ordinary shares outstanding
Basic	3	302,489,809	303,109,083	303,817,388	303,817,388
Diluted	3	306,893,587	308,156,196	308,580,600	308,580,600

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	6	10	16	0.6
Product development	42	60	87	3.1
Sales, general and administrative	92	139	57	2.0

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Year ended December 31,
	Notes	2008	2009	2010	2010
		RUR	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income		2,432	2,010	3,817	134.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment		570	872	1,147	40.3
Amortization of acquisition-related intangible assets		30	40	34	1.2
Share-based compensation expense		140	209	160	5.7
Deferred income taxes		(5)	(37)	2	0.1
Foreign exchange (gains)/losses		(65)	64	(11)	(0.4)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		52	(108)	(437)	(15.4)
Funds receivable		(17)	68	(3)	(0.1)
Prepaid expenses and other assets		(179)	(465)	176	6.2
Accounts payable and accrued liabilities		114	342	641	22.6
Deferred revenue		110	56	166	5.8
Funds payable and amounts due to customers		159	136	271	9.5

Net cash provided by operating activities		3,341	3,187	5,963	209.8

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment		(1,337)	(987)	(2,199)	(77.3)
Acquisitions of businesses, net of cash acquired	14	(118)	(232)	(235)	(8.3)
Investments in term deposits		(2,705)	(4,128)	(5,248)	(184.6)
Maturities of term deposits		2,727	2,419	3,616	127.2

Net cash used in investing activities		(1,433)	(2,928)	(4,066)	(143.0)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Dividends paid	11	(456)	(160)	(906)	(31.9)
Proceeds from issuance of ordinary shares		—	1	—	—
Proceeds from exercise of share options		8	34	1	—
Repurchase of share options		(6)	(107)	(2)	(0.1)

Net cash used in financing activities		(454)	(232)	(907)	(32.0)

Effect of exchange rate changes on cash and cash equivalents		209	120	(24)	(0.8)

Net change in cash and cash equivalents		1,663	147	966	34.0
Cash and cash equivalents at beginning of period		595	2,258	2,405	84.6

Cash and cash equivalents at end of period		2,258	2,405	3,371	118.6

Supplemental disclosure of cash flow information:
Cash paid for income taxes		1,021	629	1,179	41.5

Acquisition related activities:
Cash paid for acquisitions	14	120	232	236	8.3

Fair value of equity issued in connection with acquisitions	14	—	10	3	0.1

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share Issued and Outstanding		Ordinary Shares Issued and Outstanding
						Accumulated Other Comprehensive Income/(Loss)
					Additional Paid-In Capital		Retained Earnings
	Shares	Amount	Shares	Amount				Total
		RUR		RUR	RUR	RUR	RUR	RUR
Balance as of January 1, 2008(1)	—	—	302,435,364	1,083	(94)	(26)	1,205	2,168
Share-based compensation expense	—	—	—	—	140	—	—	140
Exercise of share options (Note 13)	—	—	115,948	—	8	—	—	8
Repurchase of share options (Note 13)	—	—	—	—	(6)	—	—	(6)
Issuance of restricted shares	—	—	87,696	—	—	—	—	—
Dividends declared (Note 11)	—	—	—	—	—	—	(525)	(525)
Foreign currency translation adjustment	—	—	—	—	—	102	—	102
Net income	—	—	—	—	—	—	2,432	2,432

Balance as of December 31, 2008	—	—	302,639,008	1,083	48	76	3,112	4,319
Share-based compensation expense	—	—	—	—	209	—	—	209
Exercise of share options (Note 13)	—	—	1,075,000	—	34	—	—	34
Repurchase of share options (Note 13)	—	—	—	—	(107)	—	—	(107)
Class B shares conversion	—	—	—	(103)	103	—	—	—
Issuance of restricted shares (Note 14)	—	—	112,000	1	9	—	—	10
Issuance of priority share (Note 12)	1	—	—	—	—	—	—	—
Repurchase and cancellation of shares	—	—	(10,490)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	61	—	61
Net income	—	—	—	—	—	—	2,010	2,010

Balance as of December 31, 2009	1	—	303,815,518	981	296	137	5,122	6,536
Share-based compensation expense	—	—	—	—	160	—	—	160
Exercise of share options (Note 13)	—	—	7,500	—	1	—	—	1
Repurchase of share options (Note 13)	—	—	—	—	(1)	—	—	(1)
Class B shares conversion	—	—	—	(9)	9	—	—	—
Issuance of restricted shares (Note 14)	—	—	—	—	3	—	—	3
Repurchase and cancellation of shares	—	—	(7,500)	—	(1)	—	—	(1)
Dividends declared (Note 11)	—	—	—	—	—	—	(911)	(911)
Foreign currency translation adjustment	—	—	—	—	—	11	—	11
Net income	—	—	—	—	—	—	3,817	3,817

Balance as of December 31, 2010	1	—	303,815,518	972	467	148	8,028	9,615

Balance as of December 31, 2010, $		—		34.2	16.4	5.2	282.4	338.2

(1)
Amounts have been adjusted to reflect the effective 28-for-1 share split that occurred in October 2008 (Note 12).

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

	Year ended December 31,
	2008	2009	2010	2010
	RUR	RUR	RUR	$
Net income	2,432	2,010	3,817	134.3
Other comprehensive income
Foreign currency translation adjustment	102	61	11	0.4

Total other comprehensive income	102	61	11	0.4

Comprehensive income	2,534	2,071	3,828	134.7

The accompanying notes are an integral part of the consolidated financial statements.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.     ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Yandex N.V., together with its consolidated subsidiaries (together, the "Company"), is a Russian internet and technology company and operates Russia's largest internet search engine. The Company generates substantially all of its revenues from online advertising. It also generates revenues from online payment commissions.

        Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, PS Yandex.Money LLC ("Yandex.Money"), incorporated in the Russian Federation in February 2007 and acquired by Yandex N.V. in April 2007, Yandex Inc. incorporated in the United States of America in August 2010 and Yandex Europe B.V. incorporated in the Netherlands in December 2010.

        The Company operates as a single segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements differ from the financial statements prepared by the Company's entities for statutory purposes in that they reflect certain adjustments, not recorded in the accounting records of the Company's entities, which are appropriate to present the financial position, results of operations and cash flows in accordance with U.S. GAAP. Distributable retained earnings of the Company are based on amounts reported in statutory accounts of individual entities and may significantly differ from amounts calculated on the basis of U.S. GAAP.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the parent company and the entities it controls. All inter-company transactions and balances within the Company have been eliminated upon consolidation.

  Concentration of Business Risk

        The Company's principal business activities are within the Russian Federation. Laws and regulations affecting businesses operating in the Russian Federation are subject to frequent changes, which could impact the Company's financial position and results of operations.

  Foreign Currency Translation

        The functional currency of the Company is the U.S. dollar. The functional currency of the Company's operating subsidiaries domiciled in Russia is the Russian ruble. The Company has elected the Russian ruble as its reporting currency. All balance sheet items are translated into Russian rubles based on the exchange rate on the balance sheet date and revenue and expenses are translated at weighted average rates of exchange. Translation gains and losses are recorded as currency translation adjustments in other

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

comprehensive income. Foreign exchange transaction gains and losses are included in other income/(expense), net in the accompanying consolidated statements of income.

  Convenience Translation

        Translations of amounts from RUR into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUR 28.4290 per $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of March 31, 2011. No representation is made that the RUR amounts could have been, or could be, converted into U.S. dollars at such rate.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to share-based compensation, accounts receivable allowance, useful lives of intangible assets and property and equipment, impairment assessments, contingencies, and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

  Revenue Recognition

        The Company's revenues consist of the following:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	4,728	5,800	9,454	332.5
Yandex ad network websites	1,846	1,733	1,506	53.0

Total text-based advertising	6,574	7,533	10,960	385.5
Display advertising	912	933	1,229	43.2

Total advertising revenue	7,486	8,466	12,189	428.7
Online payment commissions	130	201	263	9.3
Other revenues	33	62	48	1.7

Total revenues	7,649	8,729	12,500	439.7

(1)
The Company records revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for text-based advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

        The Company recognizes revenues when the services have been rendered, the price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is reasonably assured. Revenue is recorded net of value added tax ("VAT").

        The Company's principal revenue streams and their respective accounting treatments are discussed below:

  Advertising Revenues

        The Company's advertising revenue is generated from serving both text-based and display ads on its own websites and on Yandex ad network members' websites. Advance payments received by the Company from advertisers are recorded as deferred revenue on our consolidated balance sheets and recognized as advertising revenues in the period services are provided.

        Advertising sales commissions that are paid to agencies are accounted for as an offset to revenues and amounted to RUR 415, RUR 487 and RUR 998 ($35.1) in 2008, 2009 and 2010, respectively.

        In accordance with U.S. GAAP, the Company reports advertising revenue gross of fees paid to our Yandex ad network members principally because the Company is the primary obligor to its advertisers and retains collection risk. The Company records fees paid to ad network members as traffic acquisition costs, a component of cost of revenues.

        The Company recognizes advertising revenue based on the following principles:

  Text-Based Advertising

        Yandex.Direct offers advertisers the ability to place text-based ads on Yandex and Yandex ad network member websites targeted to users' search queries or website content. The Company recognizes as revenues fees charged to Yandex.Direct and advertisers as "click-throughs" occur. A "click-through" occurs each time a user clicks on one of the text-based ads that are displayed next to the search results or on the content pages of Yandex or Yandex ad network members' websites.

  Display Advertising

        The Company recognizes revenue from display advertising on its websites and on the Yandex ad network member websites as "impressions" are delivered. An "impression" is delivered when an advertisement appears in pages viewed by users.

  Online Payment Commissions

        Yandex.Money earns commissions from processing electronic payment transactions for its customers. Commission revenues resulting from processing an electronic payment transaction are recognized once the transaction is complete.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Cost of Revenues

        Cost of revenues primarily consists of traffic acquisition costs. Traffic acquisition costs consist of amounts ultimately paid to Yandex ad network members and to certain other partners ("distribution partners") who distribute the Company's toolbar and other products. These amounts are primarily based on revenue-sharing arrangements with ad network members and distribution partners. Traffic acquisition costs are expensed as incurred. Cost of revenues also includes expenses associated with the operation of the Company's data centers, including personnel costs, rent, utilities and bandwidth costs; as well as content acquisition costs.

  Product Development Expenses

        Product development expenses consist primarily of personnel costs incurred for the development of, enhancement to and maintenance of the Company's search engine and other Company websites and technology platforms. Product development expenses also include rent and utilities attributable to office space occupied by development staff.

  Share-Based Compensation

        The Company estimates the fair value of share options that are expected to vest using the Black-Scholes-Merton (BSM) pricing model and recognizes the fair value on a straight-line basis over the requisite servicing period. The Company used the following assumptions in the BSM pricing model when valuing its share-based awards:

  •
  Expected forfeitures.  This assumption is estimated using historical trends of the number of awards forfeited prior to vesting and adjusted as appropriate for exceptional circumstances. As the Company typically only grants options to senior employees who have been with the Company for at least one year, and the turnover rate for such employees is minimal, the Company has estimated expected forfeitures to be zero.

  •
  Expected volatility.  Because the Company's ordinary shares have not been publicly traded, expected volatility has been estimated based on an analysis of the historical stock price volatility of comparable public companies for a preceding period equal to the expected term of the option grant being valued.

  •
  Expected term.  The expected term of options granted has been calculated following the "simplified" method, using half of the sum of the contractual and vesting terms, because the Company has no historical pattern of exercises sufficient to estimate the expected term on a more reliable basis.

  •
  Dividend yield.  This assumption is measured as the average annualized dividend estimated to be paid by the Company over the expected life of the award as a percentage of the share price at the grant date. In the past, the Company has paid dividends from time to time, including with respect to the years ended December 31, 2008 and 2010. The Company did not declare any dividends with respect to the year ended December 31, 2009. When the Company declared dividends in 2008 and 2010, it followed the practice of paying optionees bonuses calculated as an amount per vested option share equal to the amount of the dividend declared per share. To the extent that dividends

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

    are declared in the future, the Company believes that it may continue the practice of compensating optionees for dividends. Therefore, it used an expected dividend yield of zero in its option pricing model for option awards granted in the years ended December 31, 2008, 2009 and 2010.

  •
  Fair value of ordinary shares.  Because the Company's ordinary shares were not publicly traded as of December 31, 2010, it estimated the fair value of its ordinary shares on the basis of valuations arrived at by employing the "income approach" and the "market approach" valuation methodologies. Under the income approach, the Company relied on the discounted cash flows (DCF) method. Under the market approach, the Company relied on the guideline publicly traded company method as well as the prior transaction method.

  •
  Risk-free interest rate.  To estimate the risk-free rate, the Company used the implied yield currently available on Russian Eurobonds with a remaining term equal to the expected term of the option grant being valued.

        The weighted average assumptions used in the BSM pricing model for grants made in the years ending December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
Dividend yield	—	—	—
Expected annual volatility	41%	64%	62%
Risk-free interest rate	5.29%	4.50%	4.00%
Expected life of the options (years)	6.03-6.12	5.30-6.12	6.08-6.12
Weighted-average grant date fair value of options (per share)	$1.76	$2.18	$4.04

        The Company accounts for share awards issued to non-employees at fair value.

  Income Taxes

        Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry-forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the classification of the underlying balance sheet account or, if unrelated to a balance sheet account, the timing of expected realization. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        Uncertain income tax positions are recognized in the financial statements if it is more likely than not that they will be sustained on audit by the tax authorities, including resolution of related appeals or

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

litigation processes, if any. These tax benefits are measured as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

        The Company recognizes interest and penalties related to unrecognized income tax benefits within the income tax expense line in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the other accrued liabilities line together with the unrecognized income tax benefits.

  Property and Equipment

        Property and equipment are recorded at cost and depreciated over their useful lives. All capital expenditures incurred before the property, plant and equipment are ready for their intended use are capitalized as assets not yet in use.

        Depreciation and amortization is computed under the straight-line method using estimated useful lives as follows:

Estimated useful lives
Computer equipment	3 years
Office furniture and equipment	3 years
Leasehold improvements	the shorter of 5 years or the remaining period of the lease term
Traffic monitoring equipment	5 years
Purchased technologies and licenses	the underlying license terms

        Depreciation of assets included in assets not yet in use commences when they are ready for the intended use.

  Goodwill and Other Acquired Intangible Assets

        Goodwill represents the excess of purchase consideration over the Company's share of fair value of the net assets of acquired businesses. Goodwill is not subject to amortization but is tested for impairment at least annually.

        Intangible assets with definite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate an asset's carrying value may not be recoverable. The Company is currently amortizing acquired intangible assets with definite lives using the straight-line method and estimated useful lives of assets ranging from 0.9 to 8.5 years, with a weighted-average life of 5.5 years.

        Goodwill is reviewed for impairment as of the end of each fiscal year by comparing the carrying value of each reporting unit's net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit's carrying amount is greater than its fair value, then a second step is performed whereby the portion of the fair value that relates to the reporting unit's goodwill is compared to the carrying value of

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

that goodwill. The Company recognizes a goodwill impairment charge for the amount by which the carrying value of goodwill exceeds the fair value. The Company has determined that there are no impairment losses in respect of goodwill for any of the periods covered by these financial statements.

  Impairment of Long-lived Assets Other than Goodwill

        The Company evaluates the carrying value of long-lived assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. When such a determination is made, management's estimate of undiscounted cash flows to be generated by the assets is compared to the carrying value of the assets to determine whether impairment is indicated. If impairment is indicated, the amount of the impairment recognized in the consolidated financial statements is determined by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. This fair value is usually determined based on estimated discounted cash flows.

  Cash and Cash Equivalents and Term Deposits

        Cash and cash equivalents as of December 31, 2009 and 2010 consisted of the following:

	2009	2010	2010
	RUR	RUR	$
Cash	1,459	1,094	38.5
Cash equivalents:
Bank deposits	341	2,064	72.6
Investments in money market funds	605	213	7.5

Total cash and cash equivalents	2,405	3,371	118.6

        Bank deposits are classified depending on their original maturity as (i) cash and cash equivalents if the original maturities are three months or less; (ii) current term deposits if the original maturities are more than three months, but no more than one year; and (iii) non-current term deposits if the original maturities are more than one year.

  Accounts Receivable, Net

        Accounts receivable are stated at their net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review for recoverability of accounts receivable from customers and other receivables. The Company evaluates the collectability of its receivables based upon various factors, including the financial condition and payment history of major customers, an overall review of collections experience of other accounts and economic factors or events expected to affect the Company's future collections.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Fair Value of Financial Instruments

        Financial instruments carried on the balance sheet include cash and cash equivalents, term deposits, accounts receivable, funds receivable, accounts payable and funds payable and amounts due to customers. The carrying amounts of these assets and liabilities approximate their respective fair values due to the short-term nature of those instruments. Accordingly, no credit valuation adjustment has been recorded in the consolidated financial statements for any period presented.

  Funds Receivable and Funds Payable and Amounts Due to Customers

        Funds receivable and payable relate to online payments processing by Yandex.Money. When customers fund their Yandex.Money accounts using payment cards, bank accounts or a payment system, or initiate a payment transfer, there is a clearing period of some days before the cash is received by Yandex.Money or transferred to the bank.

        Yandex.Money holds customer balances as direct claims against Yandex.Money and includes such balances on the Company's consolidated balance sheet as cash and cash equivalents with an offsetting current liability in funds payable and amounts due to customers.

  Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. U.S. GAAP requires the reporting of comprehensive income in addition to net income. Accumulated comprehensive income of the Company includes net income and foreign currency translation adjustments. For the years ended December 31, 2008, 2009 and 2010 total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's subsidiaries domiciled outside of Russia into Russian rubles.

  Advertising and Promotional Expenses

        The Company expenses advertising and promotional costs in the period in which they are incurred. For the years ended December 31, 2008, 2009 and 2010, promotional and advertising expenses totaled approximately RUR 154, RUR 78 and RUR 157 ($5.5), respectively.

  Government Pension Funds Contributions

        The Company makes contributions to governmental pension and social funds on behalf of its employees in Russia. Prior to 2010, the amount of contribution was included in unified social tax ("UST") and was calculated using a regressive rate from 26% to 2% based on the annual compensation of each employee. Starting from 2010, UST has been replaced with contributions to social, medical and pension funds at a flat rate (26% in 2010 and 34% in 2011) of the annual compensation of each employee not to exceed certain pre-determined amounts of compensation. These contributions are expensed as incurred.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recently Adopted Accounting Pronouncements

        On January 1, 2010, the Company adopted the Financial Accounting Standards Board ("FASB") authoritative guidance that changes the approach to determining the primary beneficiary of a variable interest entity ("VIE") and requires companies to more frequently assess whether they must consolidate VIEs. Also, this guidance significantly changes the consolidation rules for VIEs including the consolidation of common structures, such as joint ventures, equity method investments and collaboration arrangements. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows at the date of adoption.

        On January 1, 2010, the Company adopted the FASB authoritative guidance on revenue recognition of multiple element arrangements. The new guidance states that if vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, companies will be required to develop a best estimate of the selling price for separate deliverables and allocate arrangement consideration using the relative selling price method. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows at the date of adoption.

        On January 1, 2010, the Company adopted the FASB authoritative guidance that provides for a new methodology for recognizing revenue for tangible products that are bundled with software products. Under the new guidance, tangible products that are bundled with software components that are essential to the functionality of the tangible product will no longer be accounted for under the software revenue recognition accounting guidance. Such products will instead be accounted for under the authoritative guidance surrounding multiple-element arrangements. The adoption of this guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

        On January 1, 2010, the Company adopted the FASB authoritative guidance that changes the approach to subsequent events accounting and reporting for an entity that is required to file or furnish its financial statements with the U.S. Securities and Exchange Commission. These changes clarify that such entity is not required to disclose the date through which subsequent events have been evaluated. Once applicable, the Company will accordingly update its financial statements disclosures. The adoption of this guidance will not have an impact on the Company's consolidated financial position, results of operations or cash flows.

  Effect of Recently Issued Accounting Pronouncements

        In January 2010, the FASB issued authoritative guidance that expands the required disclosures about fair value measurements. This guidance provides for new disclosures requiring the Company to (i) disclose separately the amounts of significant transfers in and out of Level 1 (quoted prices in active markets for identical assets or liabilities) and Level 2 (inputs other than quoted prices in active markets that are observable for the asset or liability) fair value measurements and describe the reasons for the transfers and (ii) present separately information about purchases, sales, issuances and settlements in the reconciliation of Level 3 (significant unobservable inputs) fair value measurements. This guidance also provides clarification of existing disclosures requiring the Company to (i) determine each class of assets and liabilities based on the nature and risks of the investments rather than by major security type and (ii) for

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

each class of assets and liabilities, disclose the valuation techniques and inputs used to measure fair value for both Level 2 and Level 3 fair value measurements. This guidance became effective on January 1, 2010, except for the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements, which is effective on January 1, 2011, and did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. The guidance pertaining to the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

        In April 2010, the FASB issued authoritative guidance that changes the approach to classification of employee share-based payment awards that have exercise prices denominated in the currency of a market in which a substantial portion of the entity's equity securities trade and this currency differs from the functional currency of the employer entity or payroll currency of the employee. Such awards now should be classified as equity, assuming all other criteria for equity classification are met. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2010. Early adoption is permitted. The Company does not anticipate that the adoption of this guidance will have an impact on its consolidated financial position, results of operations or cash flows.

3.     NET INCOME PER SHARE

        Basic net income per Class A and Class B ordinary share for the years ended December 31, 2008, 2009 and 2010 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding share options calculated using the "treasury stock" method.

        The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share options excluded from the diluted net income per ordinary share computation, because their effect was antidilutive for the years ended December 31, 2008, 2009 and 2010, was 315,000, 5,532,755 and 7,433,400, respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3. NET INCOME PER SHARE (Continued)

        The components of basic and diluted net income per share were as follows:

	For the year ended December 31,
	2008		2009		2010
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	—	2,432	68	1,942	352	12.4	3,465	121.9
Reallocation of net income as a result of conversion of Class B to Class A shares	2,432	—	1,942	—	3,465	121.9	—	—
Reallocation of net income to Class B shares	—	—	—	1	—	—	4	0.1

Net income, allocated for diluted	2,432	2,432	2,010	1,943	3,817	134.3	3,469	122.0
Weighted average ordinary shares outstanding—basic	12,425	302,477,384	10,197,052	292,912,031	28,024,801	28,024,801	275,792,587	275,792,587
Dilutive effect of:
Conversion of Class B to Class A shares	302,477,384	—	292,912,031	—	275,792,587	275,792,587	—	—
Ordinary share options	4,403,778	4,403,778	5,047,113	5,002,929	4,763,212	4,763,212	4,620,555	4,620,555

Weighted average ordinary shares outstanding—diluted	306,893,587	306,881,162	308,156,196	297,914,960	308,580,600	308,580,600	280,413,142	280,413,142

Net income per share attributable to ordinary shareholders:
Basic	8.04	8.04	6.63	6.63	12.56	0.44	12.56	0.44

Diluted	7.93	7.93	6.52	6.52	12.37	0.44	12.37	0.44

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.     FAIR VALUE MEASUREMENTS

        Fair value is an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

        Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

        Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

        Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        Financial assets that are measured at fair value on a recurring basis as of December 31, 2009 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total
	RUR	RUR	RUR
Cash equivalents:
Bank deposits(1)	—	341	341
Investments in money market funds	605	—	605
Term deposits, current	—	1,897	1,897

	605	2,238	2,843

        Financial assets that are measured at fair value on a recurring basis as of December 31, 2010 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total	Total
	RUR	RUR	RUR	$
Cash equivalents:
Bank deposits(1)	—	2,064	2,064	72.6
Investments in money market funds	213	—	213	7.5
Term deposits, current	—	3,361	3,361	118.2
Term deposits, non-current	—	213	213	7.5

	213	5,638	5,851	205.8

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.     FAIR VALUE MEASUREMENTS (Continued)

        The total gains attributable to bank deposits and investments in money market funds amounted to RUR 86, RUR 67 and RUR 156 ($5.5) in 2008, 2009 and 2010, respectively. Such amounts are included in interest income in the consolidated statements of income.

        The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the years ended December 31, 2008, 2009 and 2010. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

5.     ACCOUNTS AND FUNDS RECEIVABLE, NET

        Accounts receivable as of December 31, 2009 and 2010 consisted of the following:

	2009	2010	2010
	RUR	RUR	$
Trade receivables	401	862	30.3
Allowance for doubtful accounts	(40)	(64)	(2.2)

Total accounts receivable	361	798	28.1

        Funds receivable as of December 31, 2009 and 2010 consisted of the following:

	2009	2010	2010
	RUR	RUR	$
Funds receivable	74	76	2.7
Allowance for doubtful accounts	(27)	(27)	(1.0)

Total funds receivable	47	49	1.7

        Movements in the allowance for doubtful accounts are as follows:

	2009	2010	2010
	RUR	RUR	$
Balance at the beginning of the period	41	67	2.4
Charges to expenses	31	24	0.8
Utilization	(5)	—	—

Balance at the end of the period	67	91	3.2

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

6.     PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation and amortization, as of December 31, 2009 and 2010 consisted of the following:

	2009	2010	2010
	RUR	RUR	$
Computer equipment	2,873	4,533	159.4
Office furniture and equipment	114	189	6.6
Leasehold improvements	169	192	6.8
Traffic monitoring equipment	30	43	1.5
Assets not yet in use	193	271	9.5
Purchased technologies and licenses	326	542	19.1

Total	3,705	5,770	202.9
Less: accumulated depreciation and amortization	(1,774)	(2,787)	(98.0)

Total property and equipment, net	1,931	2,983	104.9

        Assets not yet in use primarily represent computer equipment and other assets under installation, and include the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 16 and RUR 9 ($0.3) are included in assets not yet in use as of December 31, 2009 and 2010, respectively.

        Depreciation and amortization expenses related to property and equipment for the years ended December 31, 2008, 2009 and 2010 amounted to RUR 570, RUR 872 and RUR 1,147 ($40.3), respectively.

7.     INTANGIBLE ASSETS, NET

        Intangible assets, net of amortization, as of December 31, 2009 and 2010 consisted of the following intangible assets acquired as part of business combinations:

		2009
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value
		RUR	RUR	RUR
Amortized intangible assets
Software	1.5-4.0	105	(72)	33
Customer relationships	7.0	17	(6)	11
Contracts with suppliers	0.9-5.9	24	(12)	12

		146	(90)	56
Unamortized intangible assets
Software under development	—	7	—	7

Total intangible assets		153	(90)	63

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

7.     INTANGIBLE ASSETS, NET (Continued)

		2010
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
		RUR	RUR	RUR	$
Amortized intangible assets
Software	1.5-4.0	126	(96)	30	1.1
Customer relationships	7.0	17	(9)	8	0.3
Contracts with suppliers	0.9-5.9	24	(15)	9	0.3
Licenses	8.5	83	(5)	78	2.7

		250	(125)	125	4.4
Unamortized intangible assets
Software under development	—	4	—	4	0.1

Total intangible assets		254	(125)	129	4.5

        Amortization expenses of intangible assets for the years ended December 31, 2008, 2009 and 2010 were RUR 30, RUR 40 and RUR 34 ($1.2), respectively.

        Estimated amortization expense over the next five years for intangible assets included in the accompanying consolidated balance sheet as of December 31, 2010 are as follows:

	RUR	$
For the year ending December 31, 2011	26	0.9
For the year ending December 31, 2012	26	0.9
For the year ending December 31, 2013	20	0.7
For the year ending December 31, 2014	13	0.5
For the year ending December 31, 2015	10	0.3
Thereafter	30	1.1

Total	125	4.4

        The Company is unable to estimate the future usage of the software under development and therefore has not included it within the estimated amortization expense table.

8.     GOODWILL

        During 2009, the Company acquired a 99.99% ownership interest in Awaps LLC (Note 14). This acquisition was accounted for as a purchase business combination, resulting in the recognition of RUR 60 of acquired goodwill. In 2010, the Company completed the acquisition of a 100% ownership interest in GIS Technology LLC (Note 14). This acquisition was accounted for as a purchase business combination

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

8.     GOODWILL (Continued)

resulting in the recognition of RUR 62 of acquired goodwill. The changes in the carrying amount of goodwill are as follows:

	2009	2010	2010
	RUR	RUR	$
Balance at the beginning of the period	527	597	21.0
Goodwill acquired	70	65	2.3

Balance at the end of the period	597	662	23.3

        The Company has not recorded any impairment on goodwill.

9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as of December 31, 2009 and 2010 comprise the following:

	2009	2010	2010
	RUR	RUR	$
Trade accounts payable and accrued liabilities	419	798	28.1
Salary and other compensation expenses payable/accrued to employees	109	181	6.3

Total accounts payable and accrued liabilities	528	979	34.4

10.   INCOME TAX

        Income taxes are computed in accordance with Russian Federation and Dutch tax laws. The taxable income of Yandex LLC was subject to federal and local income tax at a combined nominal rate of 24% for 2008 and 20% for 2009, 2010 and future years. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25.5%.

        Dividends paid to the Company by its Russian subsidiaries are subject to a 5% dividend withholding tax, computed in accordance with the laws of the Russian Federation. Due to the so-called participation exemption, dividends distributed by the Company's Russian subsidiaries to Yandex N.V. are exempt from tax in the Netherlands.

        Provision for income taxes for the years ended December 31, 2008, 2009 and 2010 consisted of the following:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Current provision for income tax—Russia	(930)	(706)	(1,170)	(41.2)
Current provision for income tax—other	(2)	(3)	(14)	(0.4)
Deferred income tax (expense)/benefit—Russia	(27)	34	6	0.2
Deferred income tax benefit—other	12	3	(8)	(0.3)

Total provision for income taxes	(947)	(672)	(1,186)	(41.7)

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

10.   INCOME TAX (Continued)

        The components of pre-tax income from continuing operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Income from continuing operations—Russia	3,682	3,008	5,274	185.5
Loss from continuing operations—other	(303)	(326)	(271)	(9.5)

Total income from continuing operations	3,379	2,682	5,003	176.0

        The significant majority of the Company's revenues and taxable income is generated in the Russian Federation. Yandex N.V., the Company's Dutch parent company, has no operations and primarily generates interest income and incurs corporate expenses. Therefore, the Company has reconciled its effective tax rate to its Russian statutory rate instead of to its Dutch statutory rate in the table below. The statutory Russian income tax rate reconciled to the Company's effective income tax rate is as follows for the years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Expected provision at Russian statutory income tax rate (24% for 2008 and 20% for 2009 and 2010)	811	536	1,001	35.2
Effect of:
Tax on dividends	60	49	94	3.3
Non-deductible share-based compensation	33	42	33	1.2
Other expenses not deductible for tax purposes	19	60	47	1.7
Difference in foreign tax rates	1	—	11	0.4
Effect of change in tax rate	(6)	—	4	0.1
Other permanent differences	—	—	26	0.9
Change in valuation allowance	29	(15)	(30)	(1.1)

Provision for income taxes	947	672	1,186	41.7

        As of December 31, 2009 and 2010, the Company included accruals for unrecognized income tax benefits totaling RUR 13 and RUR 15 ($0.5), respectively, as a component of other accrued liabilities. All unrecognized income tax benefits, if recognized, would affect the effective tax rate. The increases in 2008, 2009 and 2010 include RUR 4, RUR 4 and RUR 2 ($0.1), respectively, associated with interest and penalties recorded as a part of income tax expense. The reduction in 2008 relates to the effective settlement of a prior year position upon the completion of a tax audit. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

        The Company believes it is more likely than not that all recognized income tax benefits would be sustained upon examination. However, income tax benefits in the amount of RUR 16 ($0.6) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits have a reasonable possibility of successfully being challenged by the tax authorities within twelve months of December 31, 2010.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

10.   INCOME TAX (Continued)

        A reconciliation of the total amounts of unrecognized income tax benefits is as follows:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Balance at the beginning of the period	3	4	13	0.4
Increases related to prior years tax positions	—	9	2	0.1
Increases related to current year tax positions	4	—	—	—
Settlements	(3)	—	—	—

Balance at the end of the period	4	13	15	0.5

        Temporary differences between the tax and accounting bases of assets and liabilities give rise to the following deferred tax assets and liabilities as of December 31, 2009 and 2010:

	2009	2010	2010
	RUR	RUR	$
Assets/(liabilities) arising from tax effect of:
Deferred tax asset
Accrued expenses	43	108	3.8
Allowance for doubtful accounts	8	13	0.5
Net operating loss carryforward	31	4	0.1
Property and equipment	—	3	0.1
Other	10	15	0.5
Valuation allowance	(30)	—	—

Total deferred tax asset	62	143	5.0
Deferred tax liability
Property and equipment	(35)	(28)	(1.0)
Intangible assets	(12)	(24)	(0.9)
Unremitted earnings	—	(94)	(3.2)
Deferred expenses	—	(4)	(0.1)

Total deferred tax liability	(47)	(150)	(5.2)
Net deferred tax asset/(liability)	15	(7)	(0.2)

Net deferred tax asset, current	52	27	1.0
Net deferred tax asset, non-current	10	16	0.6
Net deferred tax liability, non-current	(47)	(50)	(1.8)

        The Company has provided for dividend withholding taxes on approximately 50% of the current years earnings of its principal foreign subsidiary, Yandex LLC, which is expected to be remitted to Yandex N.V. under the Company's inter-company dividend policy. The remainder of Yandex LLC's unremitted earnings and unremitted earnings of the other foreign subsidiaries are considered permanently reinvested outside of the Netherlands. As of December 31, 2010, the cumulative amount of unremitted earnings upon which

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

10.   INCOME TAX (Continued)

dividend withholding taxes have not been provided is approximately RUR 7,251 ($255.1). The Company estimates that the amount of the unrecognized deferred tax liability related to these earnings is approximately RUR 363 ($12.8).

        The tax years ended December 31, 2008, 2009 and 2010 remain open for examination by the Russian tax authorities at Yandex LLC. The tax years ended December 31, 2007, 2008, 2009 and 2010 remain open for examination by the Dutch tax authorities at Yandex N.V.

11.   DIVIDENDS

        The Company declares and pays dividends in U.S. dollars. On July 26, 2010, the Company's Board approved the payment of an interim dividend in the amount of $30.0 (RUR 911 at the exchange rate as at the approval date) that was paid in full in the third quarter of 2010. The Company's Board declared no dividends in 2009. On November 6, 2008, the Company's Board approved the payment of an interim dividend in the amount of $19.5 (RUR 525 at the exchange rate as of the approval date). A portion of the approved dividend in the amount of RUR 398 was paid in December 2008. The remaining amount of RUR 160 was paid in the first quarter of 2009.

12.   SHARE CAPITAL

        On September 11, 2008, the Company's shareholders approved an amendment to the Company's articles of association to increase the Company's share capital by way of a bonus issue of up to 299 shares in respect of each ordinary share outstanding as of August 26, 2008. Additionally, the shareholders approved a further amendment to the articles of association to implement a multiple-class share structure and to convert and combine every 10 outstanding ordinary shares into one Class B ordinary share. After these amendments were approved by the shareholders, the Company effected a bonus issue of 279 ordinary shares in respect of each outstanding ordinary share. This bonus issue together with the conversion and combination above resulted in an effective 28-for-1 share split. Three new classes of ordinary shares, Class A, Class B and Class C with €0.01, €0.10 and €0.09 par value, respectively, were introduced.

        The principal features of the three classes of ordinary shares are as follows:

  •
  Class A shares, par value €0.01 per share, entitled to one vote per share. The Class A shares share ratably with the Class B shares, on a pari passu basis, in any dividends or other distributions.

  •
  Class B shares, par value €0.10 per share, entitled to ten votes per share.

  •
  Class C shares, par value €0.09 per share, entitled to nine votes per share. The Class C shares are entitled to a fixed nominal amount in the event of a dividend or distribution limited to €0.01 per share in any one financial year if any such shares were to be outstanding on the record date for a dividend declaration. The Class C shares are used for technical purposes related to the conversion of Class B shares into Class A shares in connection with certain transfers or sales of Class B shares. During the periods between conversion and cancellation, all Class C shares are held by Yandex Conversion Foundation (Stichting Yandex Conversion). Yandex Conversion Foundation was incorporated under the laws of the Netherlands in October 2008, for the sole purpose of facilitating

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

12.   SHARE CAPITAL (Continued)

    the conversion of Class B shares into Class A shares. Yandex Conversion Foundation is managed by a board of directors appointed by the Company.

        All references in the accompanying consolidated financial statements and notes to share and per share amounts have been restated to reflect the effective 28-for-1 share split for all periods presented.

        On September 21, 2009, the Company issued a Priority Share to OJSC Savings Bank of the Russian Federation ("Sberbank"). The holder of the Priority Share has the right to veto the accumulation of stakes in the Company in excess of 25% by a single entity, a group of related parties or parties acting in concert. The holder of the Priority Share does not have any rights to influence operating decisions of the Company nor is it entitled to a seat on the Company's Board. Transfer of the Priority Share requires the approval of the Board. The Priority Share has been purchased by Sberbank at its par value of €1 and is entitled to a normal pro rata dividend distribution.

        The share capital as of each balance sheet date is as follows:

	December 31, 2009			December 31, 2010
	Ordinary shares	EUR	RUR	Ordinary shares	EUR	RUR
Authorized:	5,144,796,021			5,144,796,021
Priority share	1			1
Class A ordinary shares	4,539,525,900			4,539,525,900
Class B ordinary shares	302,635,060			302,635,060
Class C ordinary shares	302,635,060			302,635,060
Issued and fully paid:	330,350,996	€30.3	1,089	306,122,160	€27.9	981
Priority share	1	—	—	1	—	—
Class A ordinary shares	27,752,073	0.3	13	30,058,714	0.3	14
Class B ordinary shares	276,069,997	27.6	968	273,764,304	27.4	958
Class C ordinary shares	26,528,925	2.4	108	2,299,141	0.2	9

        Prior to the implementation of the share reorganization described above, each holder of ordinary shares was entitled to one vote for each ordinary share held of record on all matters which shareholders generally were entitled to vote and shared on a pari passu basis in any dividends or other distributions.

13.   SHARE-BASED COMPENSATION

  Employee Share Option Plan

        The Company has granted share options to employees and consultants of the Company pursuant to its Employee Share Option Plan (the "2001 Plan") and the 2007 Share Option Plan (the "2007 Plan").

        On January 29, 2001, the Supervisory Board of Yandex Technologies Ltd. ("YTL"), the former parent of the Company, approved the 2001 Plan, which provided for the issuance of up to 36,909,292 options to employees of the Company to purchase ordinary shares in YTL. On February 7, 2007, the Company's Board adopted the 2007 Plan and subsequently amended it on October 11, 2007 and on October 14, 2008. The 2007 Plan provides for the issuance of options to employees, officers, advisors and consultants of the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   SHARE-BASED COMPENSATION (Continued)

Company and members of the Board of the Company to purchase ordinary shares representing a maximum of 10% of the issued share capital of the Company. In connection with the restructuring, all outstanding share options granted to eligible employees under the 2001 Plan were cancelled and replaced with new grants of options under the 2007 Plan. The Company recorded no additional compensation cost as a result of this cancellation and replacement since the terms of the replacement awards are substantially the same.

        Under the 2007 Plan, the option exercise price per share is set at the "fair market value" and denominated in U.S. dollars on the date the options are granted by the Company's Board. For purposes of the 2007 Plan, "fair market value" means (A) at any time when the Company's shares (or depositary shares representing such shares) are not publicly traded, the price per share most recently determined by the Board to be the fair market value; and (B) at any time when the shares (or depositary shares representing such shares) are publicly traded, the closing price (as adjusted to account for the ratio of shares to depositary shares, if necessary) on the date of such determination. Options granted under the 2007 Plan generally vest over a four-year period. Approximately 25% of the options vest after one year, with the remaining options vesting in equal amounts on the last day of each quarter over the following three years. If an optionee ceases to be an eligible participant within three months following the consummation of a change of control because of termination by the optionee for good reason or because of termination by the Company for any reason other than for cause, the option(s) held by such optionee shall become fully vested and immediately exercisable. The maximum term of an option granted under the 2007 Plan may not exceed ten years. The 2007 Plan expires at midnight on October 11, 2017. After its expiration, no further grants can be made under the 2007 Plan but the vesting and effectiveness of options previously granted will remain unaffected.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   SHARE-BASED COMPENSATION (Continued)

        The following table summarizes options activity for the Company under the 2007 Plan:

	Quantity	Weighted average exercise price per share
Outstanding as of December 31, 2007	14,440,944	$2.18

Granted	2,513,000	3.39
Exercised/repurchased	(227,948)	2.54
Forfeited	(35,875)	2.39
Cancelled	(13,125)	2.16

Outstanding as of December 31, 2008	16,676,996	$2.35

Granted	3,099,400	3.47
Exercised/repurchased	(5,538,948)	2.41
Forfeited	(1,183,391)	2.78
Cancelled	(14,000)	2.74

Outstanding as of December 31, 2009	13,040,057	$2.54

Granted	4,528,000	6.66
Exercised/repurchased	(30,375)	3.49
Forfeited	(154,625)	3.49
Cancelled	(22,750)	3.60

Outstanding as of December 31, 2010	17,360,307	$3.60

        The following table summarizes information about outstanding and exercisable options under the 2007 Plan as of December 31, 2010:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number Outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number Exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	2,305,000	4.50	$18.3	2,305,000	4.50	$18.3
2.16	3,094,000	5.50	20.5	3,094,000	5.50	20.5
2.74	2,614,907	6.49	15.8	2,295,500	6.47	13.8
3.40	1,764,000	7.09	9.5	1,212,750	7.09	6.5
3.43	1,409,400	8.31	7.5	649,725	8.32	3.5
3.51	1,645,000	8.82	8.7	437,750	8.77	2.3
4.16	2,077,000	9.43	9.6	—	n/a	—
8.77	2,451,000	9.84	—	—	n/a	—

Total	17,360,307	7.30	$89.9	9,994,725	6.01	$64.9

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share-options under the 2007 Plan:

	Shares	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2007	11,060,616	$1.14

Granted	2,513,000	1.76
Vested	(4,754,024)	1.07
Forfeited	(35,875)	1.03

Non-vested as of December 31, 2008	8,783,717	$1.36

Granted	3,099,400	2.18
Vested	(5,252,499)	1.28
Forfeited	(1,183,391)	1.55

Non-vested as of December 31, 2009	5,447,227	$1.86

Granted	4,528,000	4.05
Vested	(2,455,020)	1.66
Forfeited	(154,625)	2.35

Non-vested as of December 31, 2010	7,365,582	$3.26

        At December 31, 2010, there was RUR 645 ($22.7) of unamortized share-based compensation expense related to unvested share options which is expected to be recognized over a weighted average period of 3.04 years. The Company expects that all options outstanding will vest.

  Restricted Shares

        The following table summarizes information about restricted shares, except for restricted shares issued as contingent consideration in the acquisition of Smilink (Note 14):

	Quantity	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2007	—	$ —

Granted	87,696	3.40
Vested	(38,367)	3.40

Non-vested as of December 31, 2008	49,329	$3.40

Vested	(24,559)	3.40
Repurchased	(10,490)	3.40

Non-vested as of December 31, 2009	14,280	$3.40

Vested	(2,856)	3.40

Non-vested as of December 31, 2010	11,424	$3.40

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   SHARE-BASED COMPENSATION (Continued)

        At December 31, 2010, there was nil of unamortized share-based compensation expense related to unvested restricted shares. The Company expects that all restricted shares outstanding will vest.

  Ex-Plan Options

        In January 2009, the Company hired certain former sales and product development employees of Mediaselling LLC ("Mediaselling") (Note 14). The Company granted some of these former Mediaselling employees performance-based options to purchase an aggregate of 378,000 Class A Shares with an exercise price of €0.01, out of which 70,000 were vested and 8,400 were forfeited as of December 31, 2010.

  Share-Based Compensation Expense

        The Company recognized share-based compensation expense of RUR 140, RUR 209 and RUR 160 ($5.6) for the years ended December 31, 2008, 2009 and 2010, respectively. No related tax benefits have been recognized because the Company is unable to deduct share-based compensation expense for tax purposes in its tax jurisdictions.

14.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisitions in 2010

  GIS

        In July 2010, the Company completed the acquisition of a 100% ownership interest in GIS Technology LLC ("GIS"), a company specializing in the production of electronic maps, for cash consideration of approximately RUR 143 ($5.0) in order to develop in-house content for one of its key services. This acquisition was accounted for as a purchase business combination. The Company's consolidated financial statements reflect the preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The completion of the valuation is subject to obtaining more information about the relevant inputs used to value cartographic and geodesic licenses.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

14.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

The following is the condensed balance sheet of GIS as of July 1, 2010 reflecting a preliminary allocation of the purchase price to the net assets acquired:

July 1, 2010
RUR
ASSETS:
Current assets	6
Property and equipment	1
Intangible assets	102
Goodwill	62

Total assets	171

LIABILITIES:
Current liabilities	8
Deferred tax liabilities	20

Net assets	143

Total purchase consideration	143

        The RUR 62 ($2.2) assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition under U.S. GAAP. Of the RUR 102 ($3.6) assigned to intangible assets, approximately RUR 84 ($3.0) relates to cartographical and geodesic licenses that will be amortized over a period of approximately 8.5 years. The remaining RUR 18 ($0.6) assigned to intangible assets represents software to be amortized over an average period of approximately 4.3 years.

        The results of operations of GIS for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2008, 2009 and 2010. The results of operations of GIS did not have a material impact on the Company's results of operations for the year ended December 31, 2010.

  Vizi Labs

        In August 2010, the Company completed the acquisition of an indirect 18.4% ownership interest in Vizi Information Labs Ltd. ("Vizi Labs"), an Israel-based face recognition technology developer. The acquisition was made through the purchase of an 18.4% ownership interest in Vizi Lab's parent company, Vizi Labs Inc. (BVI), for cash consideration of approximately $3.0 (RUR 92 at the exchange rate as of the acquisition date). The Company believes that it exercises significant influence over Vizi Labs and accounts for this investment under the equity method.

  Acquisition in 2009

        In January 2009, the Company completed the acquisition of a 99.99% ownership interest in Awaps LLC ("Awaps") for cash consideration of approximately RUR 85 in order to improve the Company's position on the display advertising market. Prior to this acquisition, Mediaselling, one of the leading display advertising sales agencies in Russia, transferred certain technological assets to Awaps.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

14.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

        This acquisition was accounted for as a purchase business combination. The Company's consolidated financial statements reflect allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The following is the condensed balance sheet of Awaps as of January 11, 2009 reflecting the allocation of the purchase price to the net assets acquired:

January 11, 2009
RUR
ASSETS:
Intangible assets	31
Goodwill	60

Total assets	91

LIABILITIES:
Deferred tax liabilities	6

Net assets	85

Total purchase consideration	85

        RUR 60 assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition under U.S. GAAP. The entire RUR 31 assigned to intangible assets represents software to be amortized over a weighted-average period of approximately 4.0 years.

        The results of operations of Awaps for the period prior to acquisition would not have had a material impact on the Company's results of operations for the years ended December 31, 2008 and 2009. The results of operations of Awaps did not have a material impact on the Company's results of operations for the year ended December 31, 2009.

        In March 2009, the Company paid RUR 147 as contingent consideration in connection with its acquisition of Yandex.Money in 2007.

  Acquisition in 2008

        In September 2008, the Company completed the acquisition of a 100% ownership interest in Yandex.Probki LLC (formerly Smilink LLC), a Russian road traffic monitoring agency, in order to secure the provision of that company's content on an exclusive basis and further develop one of its key services. The Company acquired Yandex.Probki for approximately RUR 120 of cash consideration. The vesting of an additional grant of 112,000 of restricted ordinary shares is contingent upon Yandex.Probki achieving certain regional development milestones. The Company has recorded the RUR 10 and RUR 3 of contingent consideration as additional goodwill in 2009 and 2010, respectively, upon the resolution of the contingency. The Company began consolidating Yandex.Probki's financial position and results of operations from the acquisition completion date.

        The acquisition of the 100% ownership interest in Yandex.Probki was accounted for as a purchase business combination. The Company's consolidated financial statements reflect the allocation of the

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

14.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The following is the condensed balance sheet of Yandex.Probki as of September 8, 2008 reflecting the allocation of the purchase price, excluding contingent consideration, to the net assets acquired:

September 8, 2008
RUR
ASSETS:
Current assets	9
Property, plant and equipment	22
Intangible assets	26
Goodwill	75

Total assets	132

LIABILITIES:
Current liabilities	6
Non-current liabilities	6

Net assets	120

Total purchase consideration	120

        RUR 75 assigned to goodwill primarily represents synergies the Company expects to realize from increased user traffic due to the fact that it now has exclusive use of the traffic content. Part of goodwill arises due to an identifiable internally-generated intangible asset (Yandex.Probki's existing contractual relationship with Yandex LLC) and assembled workforce, which are not separately recognized under U.S. GAAP. Of the RUR 26 assigned to intangible assets, approximately RUR 23 relates to contractual relationships with a traffic content supplier which will be amortized over a period of approximately 5.9 years. Approximately RUR 1 relates to non-contractual relationships with traffic service users which will be amortized over a period of approximately 5.0 years. The remaining RUR 2 assigned to intangible assets represents other software to be amortized over a weighted average period of approximately 2.0 years. The Company has assumed approximately RUR 6 of liabilities representing amounts due to service suppliers and advances received from customers. The entire balance of non-current liabilities represents deferred tax liabilities arising primarily from adjustments to record fixed and intangible assets at fair value as of September 8, 2008.

        The results of operations of Yandex.Probki for the period prior to acquisition would not have had a material impact on the Company's results of operations for the year ended December 31, 2008. The results of operations of Yandex.Probki did not have a material impact on the Company's results of operations for the year ended December 31, 2008.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15.   COMMITMENTS AND CONTINGENCIES

  Lease Commitments

        In 2007, the Company entered into an agreement for a seven-year lease of office space in a building under construction in Moscow. In accordance with Russian law and market practice, the agreement was structured as a preliminary agreement which allows the Company to fix certain key terms of a final lease agreement to be signed in the future. Subsequently, the Company and the landlord were unable to agree upon mutually acceptable terms of the final lease and the preliminary agreement was terminated on April 30, 2008. In accordance with this termination agreement, the landlord returned the guarantee deposit to the Company and paid a termination penalty in two installments on May 5, 2008 and July 7, 2008. The Company recognized the termination penalty of RUR 120 as other income.

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. The rent payments are fixed in U.S. dollars and are subject to revision based on a pre-approved formula in 2011 if there is a significant change in Moscow rent prices. The Company can elect to cancel the agreement upon payment of a $5.0 termination penalty or, after 5 years, upon 12-months' advance notice. Additionally, the Company can substantially reduce rented space without any penalties if certain revenue targets are not achieved during the rent period. The balances under this agreement are as follows (net of applicable value added taxes):

	2009	2010	2010
	RUR	RUR	$
Prepaid expenses	561	282	9.9
Long-term prepaid expenses	265	217	7.6

	826	499	17.5

        As of December 31, 2010, future minimum lease payments due under this lease and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	10-year Moscow lease	Other leases	Total	Total
	RUR	RUR	RUR	$
2011	470	403	873	30.7
2012	564	231	795	28.0
2013	582	216	798	28.1
2014	601	153	754	26.5
2015 and thereafter	2,352	131	2,483	87.3

Total	4,569	1,134	5,703	200.6

        For the purposes of the disclosure above, the Company assumed the full 10-year period of the lease and no changes in the rented space or rental price.

        For the years ended December 31, 2008, 2009 and 2010, rent expenses under operating leases totaled approximately RUR 260, RUR 734 and RUR 809 ($28.5), respectively.

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15.   COMMITMENTS AND CONTINGENCIES (Continued)

  Tax Audit

        In the second quarter of 2008, the Company's principal subsidiary, Yandex LLC, was subject to a tax inspection for the 2005, 2006 and 2007 tax years. Thereafter, the Russian tax inspectorate issued a tax claim and withdrew funds for RUR 20, including interest and penalties, related to the alleged underpayment of value added taxes of RUR 13 and income taxes of RUR 7 in respect of 2006 and 2007. The Company filed a lawsuit disputing the claim and finally prevailed in court in regards to RUR 6.

        As of December 31, 2010, Yandex LLC was under audit by the tax inspectorate for the 2008 and 2009 tax years. The Company has accrued for potential liabilities that may result from the examination by the tax authorities and believes that the final outcome of this inspection will not have a material effect on the Company's results of operations.

  Russian Federation Tax and Regulatory Environment

        The government of the Russian Federation continues to reform the business and commercial infrastructure of the country in its transition to a market economy. As a result, laws and regulations affecting businesses continue to change frequently. These changes are characterized by poor drafting, different interpretations and arbitrary application by the authorities. In particular, taxes are subject to review and investigation by a number of authorities enabled by law to impose fines and penalties. While the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company.

        In addition to the obligations shown in the lease commitments section above, approximately RUR 5 ($0.2) of unrecognized tax benefits has been recorded as liabilities and the Company is uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, the Company has also recorded a liability for potential penalties of RUR 4 ($0.1) and interest of RUR 6 ($0.2).

        As of December 31, 2009 and 2010, in addition to income tax contingencies described in Note 10, the Company included accruals for contingencies related to non-income taxes and fines totaling RUR 19 and RUR 12 ($0.4), respectively, as a component of accounts payable and accrued liabilities. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of December 31, 2010, management estimates such contingencies related to non-income taxes to be up to approximately RUR 4 ($0.1).

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. As has happened in the past, actual or perceived financial problems or an increase in the perceived risks associated with investing in emerging economies could adversely affect the investment climate in Russia and the Russian economy in general.

        The global financial turmoil that has negatively affected the Russian financial and capital markets in 2008 and 2009 has receded and the Russian economy returned to growth in 2010. Significant economic

YANDEX N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15.   COMMITMENTS AND CONTINGENCIES (Continued)

uncertainties remain, however. Adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment, or from a decline in oil and gas prices could slow or disrupt the Russian economy, adversely affect the Company's access to capital, cost of capital for the Company and, more generally, its business, results of operations, financial condition and prospects.

16.   INFORMATION ABOUT GEOGRAPHIC AREAS

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets by geographic area:

	2008	2009	2010	2010
	RUR	RUR	RUR	$
Revenues:
Russia	7,517	8,553	12,211	429.5
Rest of the world	132	176	289	10.2

Total revenues	7,649	8,729	12,500	439.7

Long-lived assets, net:
Russia	2,603	2,828	4,221	148.4
Rest of the world	83	84	185	6.5

Total long-lived assets, net	2,686	2,912	4,406	154.9

17.   SUBSEQUENT EVENTS

        The Company has evaluated subsequent events through March 30, 2011, the date the financial statements are available to be issued. No material subsequent events have occurred since December 31, 2010 that required recognition or disclosure in these financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	Notes	December 31, 2010	March 31, 2011	March 31, 2011
		RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	5	3,371	3,154	110.9
Term deposits	6	3,361	3,524	123.9
Accounts receivable, net of allowance of RUR 64 and RUR 73 ($2.6)		798	804	28.3
Funds receivable, net of allowance of RUR 27 and RUR 21 ($0.7)		49	91	3.2
Prepaid expenses		393	510	18.0
Deferred tax assets		27	152	5.3
Other current assets	7	196	408	14.4

Total current assets		8,195	8,643	304.0
Property and equipment, net	8	2,983	3,674	129.2
Intangible assets, net	9	129	119	4.2
Goodwill		662	662	23.3
Long-term prepaid expenses		275	280	9.8
Term deposits	6	213	50	1.8
Investments in affiliates	12	92	85	3.0
Deferred tax assets		16	16	0.6
Other non-current assets		52	58	2.0

TOTAL ASSETS		12,617	13,587	477.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	10	979	1,305	45.9
Taxes payable		582	453	15.9
Deferred revenue		550	524	18.4
Funds payable and amounts due to customers		826	879	30.9

Total current liabilities		2,937	3,161	111.1
Deferred tax liabilities		50	49	1.8
Other accrued liabilities		15	15	0.5

Total liabilities		3,002	3,225	113.4
Commitments and contingencies	13
Shareholders' equity:
Priority share: €1 par value; nil and 1 share authorized, issued and outstanding, respectively		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A 4,539,525,900, Class B 302,635,060 and Class C 302,635,060); shares issued (Class A 30,058,714 and 30,058,714, Class B 273,764,304 and 273,764,304, and Class C 2,299,141 and 2,299,141, respectively); shares outstanding (Class A 30,051,214 and 30,051,214, Class B 273,764,304 and 273,764,304, and Class C nil and nil, respectively)		972	972	34.2
Additional paid-in capital		467	529	18.6
Accumulated other comprehensive income	4	148	13	0.5
Retained earnings		8,028	8,848	311.2

Total shareholders' equity		9,615	10,362	364.5

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		12,617	13,587	477.9

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended March 31,
	Notes	2010	2011	2011
		RUR	RUR	$
Revenues	14	2,355	3,894	137.0
Operating costs and expenses:
Cost of revenues(1)		539	894	31.4
Product development(1)		486	723	25.5
Sales, general and administrative(1)		372	628	22.1
Depreciation and amortization		259	377	13.3

Total operating costs and expenses		1,656	2,622	92.3

Income from operations		699	1,272	44.7
Interest income		28	34	1.2
Other expense, net		(57)	(254)	(8.9)

Net income before income taxes		670	1,052	37.0
Provision for income taxes		163	232	8.2

Net income		507	820	28.8

Net income per Class A and Class B share:
Basic	3	1.67	2.70	0.09

Diluted	3	1.65	2.60	0.09

Weighted average number of ordinary shares outstanding
Basic	3	303,815,518	303,815,518	303,815,518
Diluted	3	306,964,554	315,230,574	315,230,574

(1)
These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	4	6	0.2
Product development	18	32	1.1
Sales, general and administrative	11	32	1.1

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2010	2011	2011
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	507	820	28.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	251	371	13.1
Amortization of acquisition-related intangible assets	8	6	0.2
Share-based compensation expense	33	70	2.4
Deferred income taxes	(9)	(126)	(4.4)
Foreign exchange losses	57	254	9.0
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(9)	(7)	(0.2)
Funds receivable	(3)	(41)	(1.4)
Prepaid expenses and other assets	81	(366)	(12.9)
Accounts payable and accrued liabilities	13	111	3.9
Deferred revenue	(5)	(25)	(0.9)
Funds payable and amounts due to customers	80	54	1.9

Net cash provided by operating activities	1,004	1,121	39.5

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(224)	(978)	(34.4)
Investments in term deposits	(1,079)	(1,229)	(43.2)
Maturities of term deposits	110	1,022	35.9

Net cash used in investing activities	(1,193)	(1,185)	(41.7)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repurchase of share options	—	(7)	(0.2)

Net cash used in financing activities	—	(7)	(0.2)

Effect of exchange rate changes on cash and cash equivalents	(47)	(146)	(5.2)

Net change in cash and cash equivalents	(236)	(217)	(7.6)
Cash and cash equivalents at beginning of period	2,405	3,371	118.5

Cash and cash equivalents at end of period	2,169	3,154	110.9

Supplemental disclosure of cash flow information:
Cash paid for income taxes	245	507	17.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

1.     ORGANIZATION AND DESCRIPTION OF THE BUSINESS

        Yandex N.V., together with its consolidated subsidiaries (together the "Company"), is a Russian internet and technology company and operates Russia's largest internet search engine. The Company generates substantially all of its revenues from online advertising. It also generates revenues from online payment commissions.

        Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, PS Yandex.Money LLC ("Yandex.Money"), incorporated in the Russian Federation in February 2007 and acquired by Yandex N.V. in April 2007, Yandex Inc. incorporated in the United States of America in August 2010, and Yandex Europe B.V. incorporated in the Netherlands in December 2010.

        The Company operates as a single segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and Securities and Exchange Commission ("SEC") regulations for interim financial reporting. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011.

        The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for complete financial statements. However, management believes that the disclosures are adequate to ensure the information is not misleading.

        The accompanying unaudited condensed consolidated financial statements for the three months ended March 31, 2011 should be read in conjunction with the consolidated financial statements for the year ended December 31, 2010. Our significant accounting policies have not changed since December 31, 2010.

  Use of Estimates in Interim Financial Statements

        The preparation of interim financial statements, in conformity with U.S. GAAP and SEC regulations for interim reporting, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to share-based compensation, accounts and funds receivables allowances, useful lives of intangible assets, property and equipment, impairment assessments, contingencies and income taxes. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Recently Adopted Accounting Pronouncements

        On January 1, 2011, the Company adopted the Financial Accounting Standards Board ("FASB") authoritative guidance that expands the required disclosures about fair value measurements pertaining to the presentation of purchases, sales, issuances and settlements in the reconciliation of Level 3 fair value measurements. The adoption of this guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

        On January 1, 2011, the Company adopted FASB authoritative guidance that changes the approach to classification of employee share-based payment awards that have exercise prices denominated in the currency of a market in which a substantial portion of the entity's equity securities trade and this currency differs from the functional currency of the employer entity or payroll currency of the employee. Such awards now should be classified as equity, assuming all other criteria for equity classification are met. The adoption of this guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

3.     NET INCOME PER SHARE

        Basic net income per Class A share and Class B share for the three months ended March 31, 2010 and 2011 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding share options calculated using the "treasury stock" method. The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of share options excluded from the diluted net income per ordinary share computation, because their effect

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

3.     NET INCOME PER SHARE (Continued)

was antidilutive for the three months ended March 31, 2010 and 2011 was 5,427,755 and nil, respectively. The components of basic and diluted net income per share were as follows:

	For the three months ended March 31,
	2010		2011
	Class A	Class B	Class A	Class A	Class B	Class B
	RUR	RUR	RUR	$	RUR	$
Net income, allocated for basic	46	461	82	2.8	738	26.0
Reallocation of net income as a result of conversion of Class B to Class A shares	461	—	738	26.0	—	—
Reallocation of net income to Class B shares	—	—	—	—	(6)	(0.2)

Net income, allocated for diluted	507	461	820	28.8	732	25.8
Weighted average ordinary shares outstanding—basic	27,752,073	276,063,445	30,051,214	30,051,214	273,764,304	273,764,304
Dilutive effect of:
Conversion of Class B to Class A shares	276,063,445	—	273,764,304	273,764,304	—	—
Ordinary share options	3,149,036	3,053,678	11,415,056	11,415,056	7,908,679	7,908,679

Weighted average ordinary shares outstanding—diluted	306,964,554	279,117,123	315,230,574	315,230,574	281,672,983	281,672,983

Net income per share attributable to ordinary shareholders:
Basic	1.67	1.67	2.70	0.09	2.70	0.09

Diluted	1.65	1.65	2.60	0.09	2.60	0.09

4.     COMPREHENSIVE INCOME

        U.S. GAAP requires the reporting of comprehensive income in addition to net income. Accumulated other comprehensive income includes foreign currency translation adjustments. For the three months ended March 31, 2010 and 2011, total comprehensive income included, in addition to net income, the effect of translating the financial statements of the Company's subsidiaries domiciled outside of Russia into Russian rubles.

        Comprehensive income comprises the following:

	Three months ended March 31,
	2010	2011	2011
	RUR	RUR	$
Net income	507	820	28.8
Change in foreign currency translation adjustment	(43)	(135)	(4.7)

Comprehensive income	464	685	24.1

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

4.     COMPREHENSIVE INCOME (Continued)

        Accumulated other comprehensive income of RUR 148 as of December 31, 2010 and RUR 13 ($0.5) as of March 31, 2011 solely comprises cumulative foreign currency translation adjustments.

5.     CASH AND CASH EQUIVALENTS

        Cash and cash equivalents as of December 31, 2010 and March 31, 2011 consisted of the following:

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
Cash	1,094	473	16.6
Cash equivalents:
Bank deposits	2,064	572	20.1
Investments in money market funds	213	2,109	74.2

Total cash and cash equivalents	3,371	3,154	110.9

6.     FAIR VALUE MEASUREMENTS

        Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

        Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

        Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

        Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

6.     FAIR VALUE MEASUREMENTS (Continued)

        Financial assets that are measured at fair value on a recurring basis as of December 31, 2010 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total
	RUR	RUR	RUR
Cash equivalents:
Bank deposits(1)	—	2,064	2,064
Investments in money market funds	213	—	213
Term deposits, current	—	3,361	3,361
Term deposits, non-current	—	213	213

	213	5,638	5,851

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

        Financial assets that are measured at fair value on a recurring basis as of March 31, 2011 consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Total	Total
	RUR	RUR	RUR	$
Cash equivalents:
Bank deposits(1)	—	572	572	20.1
Investments in money market funds	2,109	—	2,109	74.2
Term deposits, current	—	3,524	3,524	123.9
Term deposits, non-current	—	50	50	1.8

	2,109	4,146	6,255	220.0

(1)
Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

        The amount of total gains and losses for the three months ended March 31, 2010 and 2011 attributable to bank deposits and investments in money market funds is included in interest income.

        The Company has no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2010 and the three months ended March 31, 2011. The Company measures at fair value nonfinancial assets and liabilities recognized as a result of business combinations.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

7.     OTHER CURRENT ASSETS

        Other current assets as of December 31, 2010 and March 31, 2011 consisted of the following:

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
VAT reclaimable	84	127	4.5
Interest receivable	44	43	1.5
Inventory	23	15	0.5
Other receivables	21	112	4.0
Prepaid taxes	9	99	3.4
Other	15	12	0.5

Total other current assets	196	408	14.4

8.     PROPERTY AND EQUIPMENT, NET

        Property and equipment, net of accumulated depreciation, as of December 31, 2010 and March 31, 2011 consisted of the following:

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
Computer equipment	4,533	5,239	184.3
Office furniture and equipment	189	207	7.3
Leasehold improvements	192	246	8.6
Traffic monitoring equipment	43	42	1.5
Assets not yet in use	271	490	17.2
Purchased technologies and licenses	542	592	20.8

Total	5,770	6,816	239.7
Less: accumulated depreciation and amortization	(2,787)	(3,142)	(110.5)

Total property and equipment, net	2,983	3,674	129.2

        Assets not yet in use primarily represent prepayments for property and equipment as well as computer equipment and other assets under installation, and include the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements in the amount of RUR 9 and RUR 33 ($1.2) are included in assets not yet in use as of December 31, 2010 and March 31, 2011, respectively. Depreciation and amortization expenses related to property and equipment for the three months ended March 31, 2010 and 2011 amounted to RUR 251 and RUR 371 ($13.1), respectively.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

9.     INTANGIBLE ASSETS, NET

        Information regarding acquisition-related intangible assets that are being amortized is as follows:

		December 31, 2010
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value
		RUR	RUR	RUR
Amortized intangible assets:
Software	1.5-4.0	126	(96)	30
Customer relationships	7.0	17	(9)	8
Contracts with suppliers	0.9-5.9	24	(15)	9
Licenses (Note 12)	8.5	83	(5)	78

		250	(125)	125
Unamortized intangible assets:
Software under development	—	4	—	4

Total intangible assets		254	(125)	129

		March 31, 2011
	Useful life, years	Cost	Less: Accumulated amortization	Net carrying value	Net carrying value
		RUR	RUR	RUR	$
Amortized intangible assets:
Software	1.5-4.0	126	(99)	27	1.0
Customer relationships	7.0	17	(9)	8	0.2
Contracts with suppliers	0.9-5.9	24	(15)	9	0.3
Licenses	8.5	83	(8)	75	2.7

		250	(131)	119	4.2
Unamortized intangible assets:
Software under development	—	—	—	—	—

Total intangible assets		250	(131)	119	4.2

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

9.     INTANGIBLE ASSETS, NET (Continued)

        Estimated amortization expense over the next five years and thereafter for acquisition-related intangible assets included in the accompanying consolidated balance sheet as of March 31, 2011 are as follows:

	RUR	$
For the remainder of the year ending December 31, 2011	19	0.7
For the year ending December 31, 2012	26	0.9
For the year ending December 31, 2013	20	0.7
For the year ending December 31, 2014	15	0.5
For the year ending December 31, 2015	10	0.4
Thereafter	29	1.0

Total estimated amortization expense	119	4.2

10.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities as of December 31, 2010 and March 31, 2011 comprise the following:

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
Trade accounts payable and accrued liabilities	798	932	32.8
Salary and other compensation expenses payable/accrued to employees	181	373	13.1

Total accounts payable and accrued liabilities	979	1,305	45.9

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11.   SHARE-BASED COMPENSATION

  Employee Share Option Plan

        The Company has granted share options to employees and consultants of the Company pursuant to its 2007 Share Option Plan (the "2007 Plan"). The following table summarizes options activity for the Company under the 2007 Plan:

	Shares	Weighted average exercise price per share
Outstanding as of January 1, 2011	17,360,307	$3.60

Granted	60,000	8.77
Exercised	(44,063)	2.94
Forfeited	(15,937)	3.40

Outstanding as of March 31, 2011	17,360,307	$3.62

        The following table summarizes information about outstanding and exercisable options under the 2007 Plan as of March 31, 2011:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number Outstanding	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value	Number Exercisable	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
0.83	2,305,000	4.25	$46.5	2,305,000	4.25	$46.5
2.16	3,094,000	5.25	58.3	3,094,000	5.25	58.2
2.74	2,579,907	6.24	47.1	2,428,187	6.23	44.3
3.40	1,764,000	6.85	31.0	1,323,000	6.85	23.3
3.43	1,409,400	8.07	24.8	733,875	8.07	12.9
3.51	1,620,000	8.57	28.3	529,000	8.53	9.3
4.16	2,077,000	9.19	35.0	10,000	9.18	0.2
8.77	2,511,000	9.60	30.7	—	n/a	—

Total	17,360,307	7.07	$301.7	10,423,062	5.83	$194.7

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

11.   SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about non-vested share options under the 2007 Plan:

	Shares	Weighted Average Grant Date Fair Value
Non-vested as of January 1, 2011	7,365,582	$3.26

Granted	60,000	5.30
Vested	(472,400)	1.85
Forfeited	(15,937)	2.07

Non-vested as of March 31, 2011	6,937,245	$3.38

        As of March 31, 2011, there was RUR 612 ($21.5) of unrecognized share-based compensation cost related to unvested share options which is expected to be recognized over a weighted average period of 2.91 years.

12.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

  Acquisitions in 2010

  GIS

        In July 2010, the Company completed the acquisition of a 100% ownership interest in GIS Technology LLC ("GIS"), a company specializing in the production of electronic maps, for cash consideration of approximately RUR 143 in order to develop in-house content for one of the Company's key services.

        This acquisition was accounted for as a purchase business combination. The Company's consolidated financial statements reflect the preliminary allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed. The completion of the valuation is subject to obtaining more information about the relevant inputs used to value cartographic and geodesic licenses.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

12.   BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS (Continued)

The following is the condensed balance sheet of GIS as of July 1, 2010 reflecting a preliminary allocation of the purchase price to the net assets acquired:

July 1, 2010
RUR
ASSETS:
Current assets	6
Property and equipment	1
Intangible assets	102
Goodwill	62

Total assets	171

LIABILITIES:
Current liabilities	8
Deferred tax liabilities	20

Net assets	143

Total purchase consideration	143

        The RUR 62 assigned to goodwill primarily arises due to an assembled workforce that does not qualify for separate recognition under U.S. GAAP. Of the RUR 102 assigned to intangible assets, approximately RUR 84 relates to cartographical and geodesic licenses that will be amortized over a period of approximately 8.5 years. The remaining RUR 18 assigned to intangible assets represents software to be amortized over an average period of approximately 4.3 years.

        The results of operations of GIS for the period prior to acquisition would not have had a material impact on the Company's results of operations for the three-month period ended March 31, 2010.

  Face.com

        In August 2010, the Company completed the acquisition of an indirect 18.4% ownership interest in Vizi Information Labs Ltd. ("Vizi Labs"), an Israeli face recognition technology developer. The acquisition was made through the purchase of an 18.4% ownership interest in Vizi Labs parent company, Face.com Inc. (Delaware USA) (formerly Vizi Labs Inc. (BVI)), for cash consideration of approximately $3.0 (RUR 92 at the exchange rate as of acquisition date). The Company believes that it exercises significant influence over Vizi Labs and accounts for this investment under the equity method.

13.   COMMITMENTS AND CONTINGENCIES

  Lease Commitments

        In December 2008, the Company signed an agreement for a ten-year lease of office space in Moscow. The rent payments are fixed in U.S. dollars and can be subject to revision in 2011 based on a pre-approved formula in case of a significant change in Moscow rent prices. The Company can elect to cancel the agreement upon payment of a $5.0 termination penalty or after 5 years upon 12-months advance notice.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   COMMITMENTS AND CONTINGENCIES (Continued)

Additionally, the Company can substantially reduce rented space without any penalties if certain revenue targets are not achieved during the rent period. The balances under this agreement are as follows (net of applicable value added taxes):

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
Prepaid expenses	282	344	12.1
Long-term prepaid expenses	217	202	7.1

	499	546	19.2

        As of March 31, 2011, future minimum lease payments (including applicable value added taxes) due under this lease and other non-cancellable operating leases for more than one year are as follows:

Payments due in the years ending December 31,	10-year Moscow lease	Other leases	Total	Total
	RUR	RUR	RUR	$
For the remainder of the year ending December 31, 2011	281	282	563	19.8
2012	563	233	796	28.0
2013	581	234	815	28.7
2014	600	173	773	27.2
2015 and thereafter	2,350	130	2,480	87.2

Total	4,375	1,052	5,427	190.9

        For the purposes of the disclosure above, the Company assumed the full 10-year period of the lease and no changes in the rented space or rental price.

        For the three months ended March 31, 2010 and 2011, rent expenses under operating leases totaled approximately RUR 192 and RUR 220 ($7.7), respectively.

  Tax Audits

        Currently, Yandex LLC is under audit by the tax inspectorate for the 2008 and 2009 tax years. The Company has accrued for potential liabilities that may result from examination by the tax authorities and believes that the final outcome of this inspection will not have a material affect on the Company's results of operations.

  Russian Federation Tax and Regulatory Environment

        The government of the Russian Federation continues to reform the business and commercial infrastructure of the country in its transition to a market economy. As a result, laws and regulations affecting businesses continue to change frequently. These changes are characterized by poor drafting, different interpretations and arbitrary application by the authorities. In particular, taxes are subject to

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

13.   COMMITMENTS AND CONTINGENCIES (Continued)

review and investigation by a number of authorities enabled by law to impose fines and penalties. While the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company.

        As of December 31, 2010 and March 31, 2011, the Company included accruals for unrecognized income tax benefits totaling RUR 15 and RUR 15 ($0.5), respectively, as a component of other accrued liabilities.

        The Company believes it is more likely than not that all recognized income tax benefits will be sustained upon examination. However, income tax benefits in the amount of RUR 16 ($0.6) have a reasonable possibility of successfully being challenged by the tax authorities. The Company does not believe that any of the recognized income tax benefits has a reasonable possibility of successfully being challenged by the tax authorities within 12 months of December 31, 2010.

        As of December 31, 2010 and March 31, 2011, the Company, in addition to the income tax contingencies described above, included accruals for contingencies related to non-income taxes and fines totaling RUR 19 and RUR 12 ($0.4), respectively, as a component of accounts payable and accrued liabilities. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of March 31, 2011, management estimates such contingencies related to non-income taxes to be up to approximately RUR 4 ($0.1).

  Environment and Current Economic Situation

        Emerging markets such as Russia are subject to different risks than more developed markets, including economic, political and social, and legal and legislative risks. As has happened in the past, actual or perceived financial problems or an increase in the perceived risks associated with investing in emerging economies could adversely affect the investment climate in Russia and the Russian economy in general.

        The global financial turmoil that has negatively affected the Russian financial and capital markets in 2008 and 2009 has receded and the Russian economy returned to growth in 2010. Significant economic uncertainties remain, however. Adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment, or from a decline in oil and gas prices could slow or disrupt the Russian economy, adversely affect the Company's access to capital, its cost of capital and, more generally, its business, results of operations, financial condition and prospects.

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

14.   INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS

        The Company's revenues consist of the following:

	Three months ended March 31,
	2010	2011	2011
	RUR	RUR	$
Advertising revenue(1):
Text-based advertising:
Yandex websites	1,797	3,002	105.6
Yandex ad network websites	341	471	16.6

Total text-based advertising	2,138	3,473	122.2
Display advertising	148	328	11.5

Total advertising revenue	2,286	3,801	133.7

Online payment commissions	57	82	2.9
Other revenues	12	11	0.4

Total revenues	2,355	3,894	137.0

(1)
The Company records revenue net of VAT, commissions and discounts. Because it is impractical to track commissions and discounts for advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

        Revenues by geography are based on the billing address of the advertiser. The following table sets forth revenues and long-lived assets by geographic area:

	Three months ended March 31,
	2010	2011	2011
	RUR	RUR	$
Revenues:
Russia	2,301	3,774	132.8
Rest of the world	54	120	4.2

Total revenues	2,355	3,894	137.0

	December 31, 2010	March 31, 2011	March 31, 2011
	RUR	RUR	$
Long-lived assets, net:
Russia	4,221	4,630	162.9
Rest of the world	185	298	10.5

Total long-lived assets, net	4,406	4,928	173.4

YANDEX N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2011

(In millions of Russian rubles and U.S. dollars, except share and per share data)

15.   SUBSEQUENT EVENTS

        The Company has evaluated subsequent events through April 28, 2011, the date at which these financial statements are available to be issued. As at that date, no other material subsequent events had occurred since March 31, 2011 that required recognition or disclosure in these financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of directors and officers.

        Although Dutch law does not expressly provide for the indemnification of officers and directors, the concept of indemnification of directors of a company for liabilities arising from their actions as members of the board is, in principle, accepted in the Netherlands. Our articles of association provide for indemnification of executive and non-executive directors and senior management by the company to the fullest extent permitted by Dutch law against liabilities, expenses and amounts paid in settlement relating to claims, actions, suits or proceedings to which a director or member of senior management becomes a party as a result of his or her position.

        Reference is made to Section 11 of the form of Underwriting Agreement filed as Exhibit 1.1 to the registration statement, which sets forth the registrant's and the underwriters' respective agreement to indemnify each other and to provide contribution in circumstances where indemnification is unavailable.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 7.    Recent sales of unregistered securities

        Set forth below is information regarding option awards and unrestricted and restricted share issuances made by us within the past three years. Also included is the consideration, if any, received by us for such option awards and shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

  Option awards

        The table below summarizes all the option awards we have made since January 1, 2008 pursuant to our Amended and Restated 2007 Share Option Plan. The grant of the option awards and the issuance of ordinary shares upon the exercise of options described in the table below were or will be made pursuant to Regulation S under the Securities Act ("Regulation S") or pursuant to written compensatory plans or arrangements with our employees and directors in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act ("Rule 701"). All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Date of Grant	Number of Shares underlying Share Options	Current Exercise Per Share
January 1, 2008	490,000	$2.74
February 1, 2008	1,792,000	$3.40
November 6, 2008	7,000	$4.68	(1)
November 24, 2008	224,000	$3.51	(1)
March 31, 2009	1,204,400	$3.43
July 29, 2009	130,000	$3.43
August 3, 2009	28,000	$3.43
August 6, 2009	91,000	$3.43
November 30, 2009	1,646,000	$3.51
June 1, 2010	1,965,000	$4.16
August 1, 2010	112,000	$4.16
November 3, 2010	2,451,000	$8.77
January 11, 2011	60,000	$8.77

(1)
The exercise price of both sets of option awards granted in November 2008 was originally set at $4.68 per share. The November 24, 2008 option awards were later re-priced to $3.51 per share. The November 6, 2008 option award would also have been re-priced to $3.51 per share but, by the time of the re-pricing, the holder of the only option award granted on November 6, 2008 had terminated her employment with us. As a result, she forfeited her option award making a re-pricing unnecessary.

        In addition to the option awards made pursuant to our Amended and Restated 2007 Share Option Plan, on May 15, 2009, we granted option awards to purchase an aggregate of 378,000 Class A shares to employees of Mediaselling LLC who became our employees upon our acquisition of Mediaselling. The exercise price for these option awards is €0.01 per share and the options vest both on the achievement of specified performance objectives and over time. These option awards were made outside the U.S. pursuant to Regulation S.

  Share issuances

        In October 2008, as part of a share reorganization which had the effect of a 28-for-one share split of our ordinary shares, we issued 3,014,426,205 ordinary shares to our existing shareholders on a pro rata basis. This issuance was made outside the U.S. pursuant to Regulation S or to U.S. persons pursuant to Section 4(2) of the Securities Act.

        In December 2008, we issued an aggregate of 115,948 Class A shares to certain of our employees upon the exercise of option awards, an aggregate of 77,000 of which were issued for $2.16 per share and an aggregate of 38,948 of which were issued at $2.74 per share. This issuance was made outside the U.S. pursuant to Regulation S.

        In August 2009, we issued an aggregate of 1,075,000 Class A shares to certain of our employees upon the exercise of their option awards, an aggregate of 957,000 of which were issued at $0.83 per share; an aggregate of 44,500 of which were issued at $2.16 per share; and an aggregate of 73,500 of which were issued at $2.74 per share. This issuance was made outside the U.S. pursuant to Regulation S.

        In September 2009, we issued one priority share to Sberbank at its nominal value of €1.00. This issuance was made outside the U.S. pursuant to Regulation S.

        In May 2010, we issued 7,500 Class A shares to an employee upon the exercise of his share options for $3.43 per share. This issuance was made pursuant to Rule 701.

  Restricted share issuances

        In June and July 2008, we issued an aggregate of 87,696 restricted ordinary shares at their nominal value per share to founders of MoiKrug who later became our employees upon our acquisition of MoiKrug. The issuances of these restricted shares were made outside the U.S. pursuant to Regulation S.

        In February and September 2009, we issued an aggregate of 112,000 restricted Class B shares at their nominal value per share to shareholders of Smilink LLC upon our acquisition of Smilink. The issuances of these restricted shares were made outside the U.S. pursuant to Regulation S.

Item 8.    Exhibits and financial statement schedules

(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9.    Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2011.

YANDEX N.V.
By:	/s/ ARKADY VOLOZH
Name: Arkady Volozh Title: Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Arkady Volozh and Alexander Shulgin, and each of them, as attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of Class A shares of the registrant (the "Shares"), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the "Registration Statement") to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ARKADY VOLOZH Arkady Volozh	Executive Director and Chief Executive Officer	April 28, 2011
/s/ ILYA SEGALOVICH Ilya Segalovich	Executive Director and Chief Technology Officer	April 28, 2011
/s/ ALFRED FENAUGHTY Alfred Fenaughty	Chairman and Non-Executive Director	April 28, 2011

Signatures	Title	Date

/s/ BEN COLE Ben Cole	Chairman Emeritus and Non-Executive Director	April 28, 2011
/s/ JOHN BOYNTON John Boynton	Non-Executive Director	April 28, 2011
/s/ ESTHER DYSON Esther Dyson	Non-Executive Director	April 28, 2011
/s/ ELENA IVASHENTSEVA Elena Ivashentseva	Non-Executive Director	April 28, 2011
/s/ ALEXANDER VOLOSHIN Alexander Voloshin	Non-Executive Director	April 28, 2011
/s/ ALEXANDER SHULGIN Alexander Shulgin	Chief Financial Officer	April 28, 2011
/s/ JOHN DOWDY John Dowdy	Chief Accounting Officer	April 28, 2011

YANDEX INC.	Authorized Representative in the United States

By:	/s/ JOHN DOWDY	April 28, 2011
Name: John Dowdy Title: Secretary

EXHIBIT INDEX

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
3.1		Articles of Association of the Registrant as in effect prior to this offering
3.2		Amended Articles of Association of the Registrant to be effective upon the closing of this offering
5.1		Form of Opinion of Van Doorne N.V.
8.1		Form of Tax Opinion of WilmerHale
8.2		Form of Tax Opinion of Van Doorne N.V. (included in Exhibit 5.1)
10.1		Form of Amended and Restated Shareholders Agreement among certain shareholders of the Registrant, to be effective upon the closing of this offering
10.2		Amended and Restated Registration Rights Agreement dated as of October 14, 2008 among the Registrant and certain of its shareholders
10.2.1		Form of Amendment No. 1 to Amended and Restated Registration Rights Agreement among the Registrant and certain of its shareholders, to be effective upon the closing of this offering
10.3		Lease Agreement dated as of December 25, 2008 in respect of the Registrant's Moscow headquarters facilities (English translation)
10.4		Subscription Agreement between the Registrant and Sberbank dated as of September 7, 2009
10.5	*	Financial Advisory Agreement between the Registrant and Sberbank dated as of , 2011
21.1		Subsidiaries of the Registrant
23.1		Consent of ZAO Deloitte & Touche CIS, Independent Registered Public Accounting Firm
23.2		Form of Consent of Van Doorne N.V. (included in Exhibit 5.1)
23.3		Consent of Laseta Partners
23.4		Consent of the Public Opinion Foundation of Russia (FOM)
24.1		Powers of Attorney (included on signature page)
99.1		Consent of Charles Ryan to be named as a director of the Registrant

*
To be filed by amendment